As filed with the Securities and Exchange Commission on October 1, 2014

Registration Nos. 333-         /811-4420

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

PRE-EFFECTIVE AMENDMENT NO.                  [    ]

POST-EFFECTIVE AMENDMENT NO.               [    ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

Amendment No. 143 [X]

WRL SERIES LIFE ACCOUNT

(Registrant)

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(Depositor)

(Former Depositor, Western Reserve Life Assurance Co. of Ohio)

570 Carillon Parkway

St. Petersburg, FL 33716

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number:

(727) 299-1800

Arthur D. Woods, Esq.

Vice President and Senior Counsel

Transamerica Premier Life Insurance Company

570 Carillon Parkway

St. Petersburg, FL 33716

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after effectiveness of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable life policies.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under WRL Xcelerator & WRL Xcelerator Focus variable universal life insurance policies (“Policies”) on a new Form N-6. Interests under the Policies were previously registered on Form N-6 (File No. 333-107705) and funded by WRL Series Life Account (File No. 811-4420). Upon effectiveness of the merger between Western Reserve Life Assurance Co. of Ohio (“WRL”) with and into Transamerica Premier Life Insurance Company (“TPLIC”; formerly, Monumental Life Insurance Company{“Monumental”}) TPLIC became the obligor of the Policies and WRL Series Life Account was transferred intact to TPLIC.

PART A

INFORMATION REQUIRED IN A PROSPECTUS

WRL Xcelerator

WRL Xcelerator Focus

Flexible Premium Variable Life Insurance Policies

Issued by

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

WRL Series Life Account)

Supplement Dated October 1, 2014

to the

Prospectuses dated May 1, 2012

Administrative Office: 570 Carillon Parkway, St. Petersburg, Florida 33716

Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

Transamerica Premier Life Insurance Company (“TPLIC,” “Transamerica Premier,” or the “Company”) is amending each prospectus listed above for certain flexible premium variable life insurance policies (each a “Policy”; together the “Policies”) for the purpose of providing information regarding the merger (the “Merger”) of the issuer of your Policy, Western Reserve Life Assurance Co. of Ohio (“WRL” or “Western Reserve”), with and into TPLIC. This supplement should be read and maintained with the prospectus for your Policy.

Currently, WRL Xcelerator & WRL Xcelerator Focus are not available for new sales. Following the Merger, TPLIC will not offer those policies.

The Merger. Effective on or about October 1, 2014, WRL merged with and into its affiliate, TPLIC (prior to July 31, 2014, known as Monumental Life Insurance Company). Before the Merger, the Policies were issued by WRL. Upon consummation of the Merger, WRL’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of WRL, including the separate account funding the Policies, and the assets of the separate account. As a result of the Merger, TPLIC became responsible for all liabilities and obligations of WRL, including those created under the Policies. The Policies have thereby become flexible premium variable life insurance policies funded by a separate account of TPLIC. Accordingly, all references in the prospectus to Western Reserve Life Assurance Co. of Ohio are amended to refer to Transamerica Premier Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the company that provides your Policy benefits from WRL to TPLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TPLIC that reflects the change from WRL to TPLIC.

Please note: Upon receipt of all regulatory approvals, anticipated to be by year-end, the link for all electronic transactions will change from www.westernreserve.com to www.premier.transamerica.com.

* * * * * *

The following investment options are available under the Policies:

TRANSAMERICA SERIES TRUST	TRANSAMERICA SERIES TRUST (CONT.)	PROFUNDS (CONT.)
TRANSAMERICA AEGON ACTIVE ASSET ALLOCATION – CONSERVATIVE VP	TRANSAMERICA MULTI-MANAGED BALANCED VP	PROFUND VP NASDAQ-100
TRANSAMERICA AEGON ACTIVE ASSET ALLOCATION – MODERATE GROWTH VP	TRANSAMERICA PIMCO TACTICAL – BALANCED VP	PROFUND VP OIL & GAS
TRANSAMERICA AEGON ACTIVE ASSET ALLOCATION – MODERATE VP	TRANSAMERICA PIMCO TACTICAL – CONSERVATIVE VP	PROFUND VP PHARMACEUTICALS
TRANSAMERICA AEGON HIGH YIELD BOND VP	TRANSAMERICA PIMCO TACTICAL – GROWTH VP	PROFUND VP PRECIOUS METALS
TRANSAMERICA AEGON MONEY MARKET VP	TRANSAMERICA PIMCO TOTAL RETURN VP	PROFUND VP SHORT EMERGING MARKETS
TRANSAMERICA AEGON U.S. GOVERNMENT SECURITIES VP	TRANSAMERICA SYSTEMATIC SMALL/MID CAP VALUE VP	PROFUND VP SHORT INTERNATIONAL
TRANSAMERICA ALLIANCEBERNSTEIN DYNAMIC ALLOCATION VP	TRANSAMERICA T. ROWE PRICE SMALL CAP VP	PROFUND VP SHORT NASDAQ-100
TRANSAMERICA ASSET ALLOCATION – CONSERVATIVE VP	TRANSAMERICA TORRAY CONCENTRATED GROWTH VP	PROFUND VP SHORT SMALL-CAP
TRANSAMERICA ASSET ALLOCATION – GROWTH VP	TRANSAMERICA VANGUARD ETF PORTFOLIO-BALANCED VP	PROFUND VP SMALL-CAP
TRANSAMERICA ASSET ALLOCATION – MODERATE GROWTH VP	TRANSAMERICA VANGUARD ETF PORTFOLIO-GROWTH VP	PROFUND VP SMALL-CAP VALUE
TRANSAMERICA ASSET ALLOCATION – MODERATE VP	TRANSAMERICA WMC DIVERSIFIED GROWTH VP	PROFUND VP TELECOMMUNICATIONS
TRANSAMERICA BARROW HANLEY DIVIDEND FOCUSED VP	PROFUNDS	PROFUND VP ULTRANASDAQ - 100
TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP	PROFUND VP ASIA 30	PROFUND VP ULTRASMALL-CAP
TRANSAMERICA BLACKROCK TACTICAL ALLOCATION VP	PROFUND VP BASIC MATERIALS	PROFUND VP U.S. GOVERNMENT PLUS
TRANSAMERICA CLARION GLOBAL REAL ESTATE SECURITIES VP	PROFUND VP BULL	PROFUND VP UTILITIES
TRANSAMERICA INTERNATIONAL MODERATE GROWTH VP	PROFUND VP CONSUMER SERVICES	ACCESS ONE TRUST
TRANSAMERICA JPMORGAN CORE BOND VP	PROFUND VP EMERGING MARKETS	ACCESS VP HIGH YIELD FUND
TRANSAMERICA JPMORGAN ENHANCED INDEX VP	PROFUND VP EUROPE 30	FIDELITY FUNDS
TRANSAMERICA JPMORGAN TACTICAL ALLOCATION VP	PROFUND VP FALLING U.S. DOLLAR	FIDELITY INDEX 500 PORTFOLIO
TRANSAMERICA JANUS BALANCED VP	PROFUND VP FINANCIALS	ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
TRANSAMERICA JENNISON GROWTH VP	PROFUND VP INTERNATIONAL	ALLIANCEBERSTEIN BALANCED WEALTH STRATEGY PORTFOLIO
TRANSAMERICA MFS INTERNATIONAL EQUITY VP	PROFUND VP JAPAN	FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
TRANSAMERICA MORGAN STANLEY CAPITAL GROWTH VP	PROFUND VP MID-CAP	FRANKLIN FOUNDING FUNDS ALLOCATION VIP FUND
TRANSAMERICA MORGAN STANLEY MID-CAP GROWTH VP	PROFUND VP MONEY MARKET

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The following replaces the heading “Western Reserve, the Separate Account, the Fixed Account and the Portfolios” and the description of the insurance company depositor of the separate account that funds your Policy, and updates the description of the Separate Account:

TRANSAMERICA PREMIER, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS

TRANSAMERICA P REMIER LIFE INSURANCE COMPANY

Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) was incorporated under the laws of the State of Maryland on March 5, 1858. It was re-domesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

On July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company (“TPLIC”).

All obligations arising under the Policies, including the promise to make life insurance and annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Policies.

THE SEPARATE ACCOUNT

WRL Series Life Account was a separate account of Western Reserve, established under Ohio law. Effective on October 1, 2014, WRL Series Life Account was re-domesticated under the laws of the State of Iowa and reestablished under TPLIC. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income gains or losses.

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, the portion of the assets of the separate account equal to the reserves and other policy liabilities with respect to the separate account are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

* * * * * * *

The following replaces the second paragraph under the heading “Additional Information—Legal Proceedings” in your prospectus:

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy. Although it is possible that the outcome of any such examination could have a material adverse impact on results of Transamerica Premier’s operations in any particular reporting period as the proceedings are resolved, TPLIC believes that it has adequately reserved for the unclaimed matters described here.

* * * * * * *

The following herby replaces the first paragraph under the heading “Additional Information-Financial Statements”:

The statutory basis financial statements of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) and Western Reserve Life Assurance Co. of Ohio, and the audited financial statements (U.S. GAAP basis) of the WRL Series Life Account are included in the SAI. Unaudited pro forma combined financial statements showing the effects of the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company as of December 31, 2013, are also included.

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The following replaces the information under “Please Note” in the section entitled “Federal Income Tax Considerations – Other Tax Considerations”:

Please Note:

—	Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to life and annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life policies and annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional documentation may be required with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents, and additional withholding may be imposed if such documentation is not provided. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a life policy or an annuity contract purchase.

—	In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGTRRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

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The following replaces the information under “Assignment of the Policy”:

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we record it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment form is received in good order by the Company and accepted in our administrative office, unless the Policy states otherwise. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

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The following section is added to the section “Additional Information”:

Unclaimed and Abandoned Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

SUPPLEMENT DATED MAY 1, 2014

TO PROSPECTUS

DATED MAY 1, 2012

WRL XCELERATOR

WRL XCELERATOR FOCUS

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

Range of Expenses for the Portfolios1, 2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2013. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.35%	2.45%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.35%	1.71%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2013. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios and the Franklin Founding Funds Allocation VIP Fund that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Fund portfolios and affiliated Fund portfolios (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from those funds on the combined actual expenses for each “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses for the Transamerica Series Trust asset allocation portfolios and the Franklin Founding Funds Allocation VIP Fund. See the prospectuses for the Transamerica Series Trust and the Franklin Templeton VIP Founding Funds Allocation Fund for a presentation of all applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 30 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2015.

* * * * *

INVESTMENT OPTIONS:

Please note the following changes to your Transamerica Series Trust investment options:

Effective May 1, 2014:

Transamerica BlackRock Global Allocation VP was restructured from a feeder fund to a stand-alone fund. Please see the portfolio’s prospectus for a description of the investment strategies and the risks of investing in the portfolio.

Transamerica Hanlon Income VP merged into Transamerica BlackRock Tactical Allocation VP. Please see the portfolio’s prospectus for a description of the investment strategies and risks of investing in the portfolio.

Transamerica BNP Paribas Large Cap Growth VP was renamed Transamerica Torray Concentrated Growth VP and Torray LLC replaced BNP Paribas Asset Management, Inc. as sub-adviser to the portfolio.

Franklin Templeton VIP Founding Funds Allocation Fund was renamed Templeton Founding Funds Allocation VIP Fund.

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The following is added to the section of your prospectus replaces the information under the section entitled “When Insurance Coverage Takes Effect”:

For 1035 Exchanges:

Coverage may begin earlier in Section 1035 exchange situations as provided in the “Absolute Assignment to Effect Internal Revenue Code Section 1035 Exchange and Rollover” form. As provided in that form, the insurance coverage shall take effect as of the date the replaced policy is surrendered, and before delivery of the Policy, if the following conditions have been met:

The Policy has been approved for issue – even if approved other than as applied for - and accepted in writing by the proposed owner and either:

1.	The replaced policy has been surrendered and the surrender proceeds thereafter received by the Company are themselves sufficient to place the Policy in force; or
2.	If, in addition to the surrender of the replaced policy from the existing issuer, premium is paid during the proposed insured’s lifetime (either with the application for the Policy or thereafter if permitted by the Company in writing) and if such premium together with any surrender proceeds thereafter received, are sufficient to place the Policy in force.

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The following replaces the third sentence under “Assignment of the Policy”:

Unless otherwise specified by you, the assignment will then take effect on the date the assignment form is received in good order by the Company and accepted in our administrative office, unless the Policy states otherwise.

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The following replaces the section entitled “Market Timing and Disruptive Trading”:

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access Trust subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access Trust subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

Statement of Policy. This variable insurance Policy was not designed to facilitate frequent or large trading through transfers among the subaccounts or between the subaccounts and the fixed account by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policyowners, beneficiaries and underlying fund portfolios. The adverse effects include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any policyowner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by policyowners or persons engaged in trading on behalf of policyowners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances; we may change the maximum dollar amount of permitted transfers quickly and without notice.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable life policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

—	impose redemption fees on transfers; or

—	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or
—	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before we detect it and take steps to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on policyowners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policyowners should be aware that we do not monitor transfer requests from policyowners or persons acting on behalf of policyowners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Policyowners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policyowners, and to restrict or prohibit further purchases or transfers by specific policyowners or persons acting on their behalf, if identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual policyowners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other policyowners of underlying fund portfolio shares, as well as the policyowners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

ProFunds and Access Trust Subaccounts. Because the above restrictions do not apply to the ProFunds or Access Trust subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management, and increased expenses).

* * * * *

The following information replaces the second paragraph under the section entitled “Legal Proceedings”:

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon.

* * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern Time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2012 PRODUCT PROSPECTUS

SUPPLEMENT DATED JULY 13, 2012

TO PROSPECTUS DATED MAY 1, 2012

FOR

WRL FREEDOM ELITE BUILDER®

WRL FREEDOM ELITE BUIDER II®

WRL FREEDOM ELITE®

WRL FINANCIAL FREEDOM BUILDER®

WRL XCELERATORSM

WRL FREEDOM EQUITY PROTECTOR®

TO PROSPECTUS DATED MAY 1, 2010

FOR

WRL FORLIFESM

TO PROSPECTUS DATED MAY 1, 2004

FOR

WRL FREEDOM ELITE ADVISORSM

TO PROSPECTUS DATED MAY 1, 1994

FOR

WRL FREEDOM SP+®

TO PROSPECTUS DATED MAY 1, 1989

FOR

THE EQUITY PROTECTOR®

Each An Individual Flexible Premium Variable Life Insurance Policy

and

TO PROSPECTUS DATED MAY 1, 2012

FOR

WRL FREEDOM WEALTH PROTECTORSM

A Joint Survivor Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Elite Builder® (and Associates Policy), WRL Freedom Elite Builder II® ,WRL Freedom Elite®, WRL Financial Freedom Builder®, WRL ForLifeSM, WRL XceleratorSM (and WRL Xcelerator Exec and WRL Xcelerator Focus), WRL Freedom Equity Protector®, WRL Freedom Elite Advisor, WRL Freedom SP+®, The Equity Protector® and/or WRL Freedom Wealth ProtectorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information that is contained in your current product prospectus or supplement to your prospectus:

Effective May 1, 2012, the overnight delivery charge is $30.00.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P R O S P E C T U S

May 1, 2012

WRL XCELERATORSM

WRL XCELERATOR FOCUSSM

WRL XCELERATOR EXECSM

issued through

WRL Series Life Account

by

Western Reserve Life Assurance Co. of Ohio

Administrative Office

570 Carillon Parkway

St. Petersburg, Florida 33716

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Transaction Type	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)
Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)
Electronic Transaction	www.westernreserve.com
All payments made by check, and all claims, correspondence and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

An Individual Flexible Premium Variable Life Insurance Policy

This prospectus describes the WRL XceleratorSM, WRL Xcelerator FocusSM and WRL Xcelerator ExecSM, each a flexible premium variable life insurance policy (the “Policy” or the “Policies”). You can allocate your Policy’s cash value to the fixed account (which credits a specified guaranteed interest rate) and/or to the WRL Series Life Account, which invests through its subaccounts in portfolios of the Transamerica Series Trust – Initial Class (“Series Trust”), the Fidelity Variable Insurance Products Funds – Service Class 2 (“Fidelity VIP Fund”), the ProFunds, the Access One Trust (“Access Trust”), the AllianceBernstein Variable Products Series Fund, Inc. (“AllianceBernstein”), and the Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton”) (collectively, the “funds”). Please refer to the next page of this prospectus for the list of portfolios available to you under this Policy.

Investing in the Policies involves investment risk and fluctuating interest rates.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the Policy described in this prospectus. Additionally, it may not be to your advantage to borrow money to purchase this Policy or to take withdrawals from another policy you own to make premium payments under this Policy.

Prospectuses for the portfolios of the funds must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in the Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PORTFOLIOS AVAILABLE UNDER YOUR POLICY

TRANSAMERICA SERIES TRUST:	TRANSAMERICA SERIES TRUST (CONT.):	PROFUNDS (CONT.)
➢ TRANSAMERICA AEGON ACTIVE ASSET ALLOCATION – CONSERVATIVE VP	➢ TRANSAMERICA JANUS BALANCED VP	➢ PROFUND VP JAPAN
➢ TRANSAMERICA AEGON ACTIVE ASSET ALLOCATION – MODERATE GROWTH VP	➢ TRANSAMERICA JENNISON GROWTH VP	➢ PROFUND VP MID-CAP
➢ TRANSAMERICA AEGON ACTIVE ASSET ALLOCATION – MODERATE VP	➢ TRANSAMERICA MFS INTERNATIONAL EQUITY VP	➢ PROFUND VP MONEY MARKET
➢ TRANSAMERICA AEGON HIGH YIELD BOND VP	➢ TRANSAMERICA MORGAN STANLEY CAPITAL GROWTH VP	➢ PROFUND VP NASDAQ-100
➢ TRANSAMERICA AEGON MONEY MARKET VP	➢ TRANSAMERICA MORGAN STANLEY MID-CAP GROWTH VP	➢ PROFUND VP OIL & GAS
➢ TRANSAMERICA AEGON U.S. GOVERNMENT SECURITIES VP	➢ TRANSAMERICA MULTI-MANAGED BALANCED VP	➢ PROFUND VP PHARMACEUTICALS
➢ TRANSAMERICA ALLIANCEBERNSTEIN DYNAMIC ALLOCATION VP	➢ TRANSAMERICA MULTI MANAGED LARGE CAP CORE VP	➢ PROFUND VP PRECIOUS METALS
➢ TRANSAMERICA ASSET ALLOCATION – CONSERVATIVE VP	➢ TRANSAMERICA PIMCO TOTAL RETURN VP	➢ PROFUND VP SHORT EMERGING MARKETS
➢ TRANSAMERICA ASSET ALLOCATION – GROWTH VP	➢ TRANSAMERICA SYSTEMATIC SMALL/MID CAP VALUE VP	➢ PROFUND VP SHORT INTERNATIONAL
➢ TRANSAMERICA ASSET ALLOCATION – MODERATE GROWTH VP	➢ TRANSAMERICA T. ROWE PRICE SMALL CAP VP	➢ PROFUND VP SHORT NASDAQ-100
➢ TRANSAMERICA ASSET ALLOCATION – MODERATE VP	➢ TRANSAMERICA THIRD AVENUE VALUE VP	➢ PROFUND VP SHORT SMALL-CAP
➢ TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP	➢ TRANSAMERICA WMC DIVERSIFIED GROWTH VP	➢ PROFUND VP SMALL-CAP
➢ TRANSAMERICA BLACKROCK LARGE CAP VALUE VP		➢ PROFUND VP SMALL-CAP VALUE
➢ TRANSAMERICA BLACKROCK TACTICAL ALLOCATION VP	FIDELITY FUNDS:	➢ PROFUND VP TELECOMMUNICATIONS
➢ TRANSAMERICA CLARION GLOBAL REAL ESTATE VP	➢ FIDELITY VIP INDEX 500 PORTFOLIO	➢ PROFUND VP ULTRANASDAQ-100
➢ TRANSAMERICA EFFICIENT MARKETS VP		➢ PROFUND VP ULTRASMALL-CAP
➢ TRANSAMERICA HANLON BALANCED VP	PROFUNDS:	➢ PROFUND VP U.S. GOVERNMENT PLUS

➢ TRANSAMERICA HANLON GROWTH AND INCOME VP	➢ PROFUND VP ASIA 30	➢ PROFUND VP UTILITIES
➢ TRANSAMERICA HANLON GROWTH VP	➢ PROFUND VP BASIC MATERIALS	ACCESS TRUST:

➢ TRANSAMERICA HANLON INCOME VP	➢ PROFUND VP BULL	➢ ACCESS VP HIGH YIELD FUND
➢ TRANSAMERICA INDEX 50 VP	➢ PROFUND VP CONSUMER SERVICES	ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.:
➢ TRANSAMERICA INDEX 75 VP	➢ PROFUND VP EMERGING MARKETS	➢ ALLIANCEBERNSTEIN BALANCED WEALTH STRATEGY PORTFOLIO

➢ TRANSAMERICA INTERNATIONAL MODERATE GROWTH VP	➢ PROFUND VP EUROPE 30
➢ TRANSAMERICA JPMORGAN CORE BOND VP	➢ PROFUND VP FALLING U.S. DOLLAR	FRANKLIN TEMPLETON VARIABLE PRODUCTS TRUST:
➢ TRANSAMERICA JPMORGAN ENHANCED INDEX VP	➢ PROFUND VP FINANCIALS	➢ FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
➢ TRANSAMERICA JPMORGAN TACTICAL ALLOCATION VP	➢ PROFUND VP INTERNATIONAL

Table of Contents WRL XceleratorSM, WRL Xcelerator FocusSM & WRL Xcelerator ExecSM

Appendices A-2, B-2 & C-2 - 1980 C.S.O. Tables	145
Surrender Charge Per Thousand of Specified Amount Layer BASE & FOCUS	146
Monthly Per Unit Charges (Rate Per Thousand) BASE POLICY	148
Focus Current Monthly Per Unit Charges (Rate Per Thousand) Xcelerator FOCUS	150
Guaranteed Monthly Per Unit Charges (Rate Per Thousand) Xcelerator Focus	152
Monthly Per Unit Charges (Rate Per Thousand)	154
Prospectus Back Cover	162

POLICY BENEFITS/RISKS SUMMARY

WRL XCELERATORSM, WRL XCELERATOR FOCUSSM & WRL XCELERATOR EXECSM

This summary describes your Policy’s important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

POLICY BENEFITS

The Policy in General

—	The WRL Xcelerator is an individual flexible premium variable life insurance policy, which gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred accumulation of cash value.
—	Three variations of the Policy are available:

WRL Xcelerator Policy (the “Base Policy”) – the basic version of the Policy that is available to individuals.

WRL Xcelerator Focus Policy (the “Focus Policy”) – compared to the Base Policy, the monthly per unit charges are lower, but the minimum specified amount is higher, investment options are restricted during the first year and the minimum no lapse period is shorter. This Policy is available to individuals.

WRL Xcelerator Exec Policy (the “Exec Policy”) – only available for group or sponsored arrangements; different minimum specified amount, issue ages, banding, and rates for certain charges, than under the Base and Focus Policies; no surrender or withdrawal charges; no minimum no lapse period; more withdrawals permitted per Policy year.

—	The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. You should only purchase the Policy if you have the financial ability to keep it in force for a substantial period of time. You should consider this Policy in conjunction with other insurance that you own.
—	You may place your money in the fixed account where it earns an interest rate (at least 2% annual interest) declared in advance for a specified period, or in any of the subaccounts of the WRL Series Life Account which are described in this prospectus. The fixed account is not available to you if your Policy was issued in the State of New Jersey.
—	The Policy’s cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges that we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and cash withdrawals). Because returns are not guaranteed, the Policy is not suitable as a short-term investment or savings vehicle.
—	Your Policy offers supplemental riders, and depending on which riders are selected, certain charges may be deducted from the Policy’s cash value as part of the monthly deductions. These riders may not be available in all states or with the Exec Policy.
—	Your Policy (Base Policy and Focus Policy only) has a no lapse period guarantee which means that as long as requirements are met, your Policy will remain in force and no grace period will begin until the no lapse date shown on your Policy schedule page, or as explained in the section entitled “Extension of No Lapse Guarantee Period” in this prospectus. This is true even if your net surrender value is too low to pay the monthly deductions, as long as, on any Monthiversary, you have paid premiums (minus any cash withdrawals, minus any outstanding loan amount, and minus any accrued loan interest) that equal or exceed the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month. The no lapse guarantee is discussed in more detail in “Policy Lapse and Reinstatement.”
—	We offer three (3) bands of coverage under the Base Policy, two (2) bands under the Focus Policy, and four (4) bands under the Exec Policy depending on the initial specified amount of insurance you have selected and any adjustments to the specified amount after issue:

Base Policy	Focus Policy	Exec Policy
Band 1: $50,000 - $499,999	Band 1 not available	Band 1: $100,000 - $249,999
Band 2: $500,000 - $999,999	Band 2: 500,000 - $999,999	Band 2: $250,000 - $499,999
Band 3: $1,000,000 or more	Band 3: $1,000,000 or more	Band 3: $500,000 - $999,999
Band 4: $1,000,000 or more

—	Certain Policy charges are based on the specified amount band; generally the higher the band, the lower the charges.
—	There may be adverse consequences should you take an early withdrawal from the fixed account and/or subaccounts such as a change in your tax status, a reduction in the Policy’s specified amount, its death benefit and the Policy’s cash value.

—	You will have a “free-look” period once we deliver your Policy. You may return the Policy with the owner’s original signature and a written request during this period and receive a refund. We may place your net premium in the reallocation account until the reallocation date as shown on your Policy schedule page. Please see the section of this prospectus entitled “Canceling a Policy” for a description of the free-look period.
—	You may apply for an increase in the specified amount once a Policy year on any Monthiversary prior to the primary insured’s 86th birthday. After the third Policy year, you may change the death benefit option and decrease the specified amount once a year, but you may not increase and decrease the specified amount in the same Policy year. Until the later of the end of the surrender charge period or attained age 65, we may limit the amount of any decrease to no more than 20% of the specified amount. (For Exec Policies, we will also allow a one-time decrease of 50% at any point after the seventh Policy year). The new specified amount cannot be less than the minimum specified amount as shown in your Policy. You may change the death benefit option on any Monthiversary before the insured reaches attained age 95. Changes are not allowed after the insured reaches age 95. Please note: Changes in specified amount will trigger changes in your cost of insurance charges, monthly per unit charge, your guideline premium or cash value accumulation life insurance compliance test and your minimum monthly guarantee premium (Base and Focus Policies), may affect your ability to maintain the no lapse guarantee (Base and Focus Policies), and may have adverse tax consequences. Any charges associated with an increase or decrease in your specified amount will be based on the same C.S.O. Table that was in effect when your Policy was issued. The amount of your decrease may be limited. For further details, please see “Death Benefits – Increasing/Decreasing the Specified Amount.”

Flexibility

The Policy is designed to be flexible to meet your specific circumstances and life insurance needs. Within certain limits, you can:

—	Choose the timing, amount and frequency of premium payments.

—	Change the Death Benefit Option.

—	Increase or decrease the amount of the Policy’s life insurance coverage.

—	Change the beneficiary.

—	Transfer cash value among investment options available under your Policy.

—	Take a loan against the Policy.

—	Take a cash withdrawal or surrender the Policy.

Death Benefit

If the insured dies while your Policy is in force, we will pay a death benefit to the beneficiary(ies), subject to applicable law and in accordance with the terms of your Policy. The amount of the death benefit generally depends on the specified amount of insurance that you select, the death benefit option that you choose, your Policy’s cash value, and any additional life insurance provided by riders that you purchase. The death benefit proceeds are reduced by any outstanding loan amount, including accrued loan interest, and any charges that are due and unpaid if the insured dies during the grace period.

Choices Among Death Benefit Options. If you have a Base or Focus Policy, you may select Option A, B or C. If you have an Exec Policy, you must chose Option A or B; Option C is not available for Exec policies. Each Option is described below:

—	Option A is the greatest of:
	>	The specified amount; or
	>	The minimum death benefit under the guideline premium test or cash value accumulation test, whichever has been selected; or
	>	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

—	Option B is the greatest of:
	>	The specified amount, plus the Policy’s cash value on the date of the insured’s death; or
	>	The minimum death benefit under the guideline premium test or cash value accumulation test, whichever you have selected; or
	>	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

—	Option C is the greatest of:
	>	The amount payable under Option A; or
	>	The specified amount, multiplied by an age-based “factor” plus the Policy’s cash value on the date of the insured’s death; or
	>	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

You may choose between two federal income tax compliance tests for life insurance policies to calculate the minimum death benefit:

—	Cash Value Accumulation Test –generally does not limit the amount of premiums you can pay on your Policy.
—	Guideline Premium Test – limits the amount of premiums you can pay on your Policy, and the minimum death benefit will generally be smaller than under the Cash Value Accumulation Test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit. Note: You may not change tests.

Further information regarding the death benefit options and the federal income tax compliance tests is included in the section below entitled “Death Benefit.” Note: You should consult your tax advisor when choosing the tax test.

Cash Value

Your cash value is the sum of your investment in the subaccounts plus the fixed account on any business day. It is not guaranteed – it depends on the performance of the investment options that you have chosen, the timing and the amount of premium payments you’ve made, Policy charges, and how much you have withdrawn from the Policy.

You can access your cash value in several ways:

—	Withdrawals – You can withdraw part of your Policy’s net surrender value once each year after the first Policy year for the Base and Focus Policies, and twelve times per year for Exec Policies. Withdrawals are described in more detail in “Surrenders and Cash Withdrawals – Cash Withdrawals.”
—	Loans – After the first Policy year, you can take a loan from the Policy using your Policy’s net surrender value as security. Loans and loan interest rates are described in more detail in the section of this prospectus entitled “Loans.” The terms for any loans taken from your cash balance will differ depending on the C.S.O. Table that was in effect at the time your Policy was issued.
—	Surrender – You can surrender or cash in your Policy for its net surrender value while the insured is alive. Surrenders are described in more detail in the section entitled “Surrenders and Cash Withdrawals – Surrenders.” You may pay a substantial surrender charge.

Investment Options

You can choose to allocate your net premiums and cash value among a selection of variable investment options, each of which invests in a corresponding portfolio of various underlying funds. Your Policy also offers a fixed account option, which provides a guaranteed minimum rate of interest.

You can transfer cash value among investment options during the life of your Policy. You can accumulate cash value among the variable and fixed account investment options available under the Policy without paying any current income tax. We may limit the number of transfers out of the fixed account, and, in some cases, we may limit your transfer activity in order to deter disruptive trading and market timing. We may charge a $25 transfer processing fee for each transfer after the first 12 transfers in a Policy year. For more details, please refer to the section entitled “Transfers” in this prospectus.

Tax Information

We intend the Policy to qualify as a life insurance contract under the Internal Revenue Code so that the death benefit generally should not be taxable income to the beneficiary. If your Policy is not a Modified Endowment Contract (“MEC”) you will generally not be taxed on the gain in the Policy unless you take a cash withdrawal in excess of your basis in the Policy or a loan that is not repaid prior to surrender of your Policy. If your Policy is a MEC, cash withdrawals, loans, assignments, and pledges are treated first as taxable income to you to the extent of gain then in the policy and then as non-taxable recovery of basis. In addition, such gains may be subject to a 10% penalty tax if received before age 59  1⁄2. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more details.

RISKS OF YOUR POLICY

Long-term Financial Planning

Your Policy is designed to help meet long-term financial objectives by paying a death benefit to family members and other named beneficiaries. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your Policy for short-term needs. The withdrawals may be assessed a charge. You may pay substantial charges if you surrender your Policy. See the section of this prospectus entitled “Fee Tables” and your Policy for charges assessed when withdrawing from or surrendering your Policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Risk of an Increase in Current Fees and Expenses

Certain fees and expenses are currently assessed at less than their guaranteed maximum levels. In the future, these charges may be increased up to the guaranteed (maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep your Policy in force.

Investment Risks

If you invest your Policy’s cash value in one or more subaccounts, then you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. Also, we deduct Policy fees and charges from your cash value, which can significantly reduce your cash value. During times of poor investment performance, this deduction will have an even greater impact on your cash value. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, then we credit your fixed account value with a declared rate of interest. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2%.

Risks of Managing General Account Assets

General account assets of WRL are used to support the payment of the death benefit under the Policies. To the extent that Western Reserve is required to pay you amounts in addition to your Policy value under the death benefit, such amounts will come from general account assets. You should be aware that the general account assets are exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk and also are subject to the claims of the Company’s general creditors. The Company’s financial statements contained in the Statement of Additional Information include a further discussion of risks inherent with the general account investments.

Premium Payments

If you choose the Guideline Premium Test, then federal tax laws put limits on the premium payments you can make in relation to your Policy’s Death Benefit. We may refuse all or part of a premium payment that you make, or remove all or part of a premium from your Policy and return it to you with earnings under certain circumstances to maintain qualification of the Policy as a life insurance contract for federal income tax purposes. Please refer to the section of this prospectus entitled “Premiums” for more details.

Lapse

The Base Policy and the Focus Policy each contain a no lapse period guarantee. These Policies will not lapse before the no lapse date stated in your Policy, or as described in the section of this prospectus entitled “Extension of No Lapse Guarantee Period,” as long as you pay sufficient minimum monthly guarantee premiums, or you have sufficient net surrender value to cover your monthly deductions and Policy charges. You will lessen the risk of lapse of your Base Policy and/or your Focus Policy if you keep the no lapse guarantee in effect. Before you take a cash withdrawal, loan, increase or decrease the specified amount, change your death benefit option, or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse guarantee.

After the no lapse period under the Base Policy and the Focus Policy, or at any time for an Exec Policy, your Policy may lapse (which means you no longer have insurance coverage) if loans, cash withdrawals, the monthly deductions, and insufficient investment returns reduce the net surrender value to zero. Your Policy will enter a grace period if on any Monthiversary the net surrender value (that is, the cash value minus the surrender charge, and minus any outstanding loan amount and accrued loan interest) is not enough to pay the monthly deductions due. A Policy lapse may have adverse tax consequences. There are costs associated with reinstating a lapsed Policy. For a detailed discussion of your Policy’s Lapse and Reinstatement provisions, please refer to the section of this prospectus entitled “Policy Lapse and Reinstatement.”

Withdrawals and Loans

Making a withdrawal or taking a loan may:

•	Reduce your Policy’s specified amount.
•	Reduce the death benefit proceeds paid to your beneficiary.
•	Make your Policy more susceptible to lapsing.
•	Trigger federal income taxes and possibly a penalty tax.

Cash withdrawals will reduce your cash value. Withdrawals taken during periods of poor investment performance could considerably reduce or eliminate some benefits or guarantees of the Policy.

Be sure to plan carefully before using these Policy benefits. For a detailed description of withdrawals and loans, and any associated risks, please see “Surrenders and Cash Withdrawals – Cash Withdrawals” and/or “Loans.”

Surrenders

If you surrender your Base or Focus Policy during the first 8 Policy years (or during the 8-year period following an increase in specified amount), you will pay a surrender charge. The surrender charge may be significant. Federal income tax and/or a penalty may also apply. Please see the section of this prospectus entitled “Federal Income Tax Considerations.”

Tax Consequences of Withdrawals, Surrenders and Loans

You may be subject to income tax if you take any withdrawals or surrender the Policy, or if your Policy lapses and you have not paid any outstanding Policy indebtedness.

If your Policy is a MEC, cash withdrawals, surrenders, assignments, pledges, and loans that you receive or make during the life of the Policy may be taxable and subject to a federal tax penalty equal to 10% of the taxable amount if taken prior to age 59 1⁄2. Other tax issues to consider when you own a life insurance policy are described in more detail in the section of this prospectus entitled “Federal Income Tax Considerations.”

Note: You should consult with your own qualified tax advisor to apply the law to your particular circumstances.

Portfolio Risks

A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus. Please refer to the prospectuses for the portfolios for more information.

There is no assurance that any portfolio will meet its investment objective.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. Please Note: We have included two versions of each table. Section A includes the fee tables for Policies that were applied for on or after October 30, 2008 (or subsequent state approval), regardless of when such Policies are issued, and are based on the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“2001 C.S.O. Tables”). Section B includes the fee tables for Policies that were applied for before October 30, 2008 and issued before January 1, 2009, and are based on the Commissioners 1980 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables (“1980 C.S.O. Tables”). If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative insured with the characteristics set forth below. These charges may not be representative of the charges you will pay.

SECTION A

FEE TABLES FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

(Based on the 2001 C.S.O. Tables)

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

The first table describes the fees and expenses that you will pay when buying or owning the WRL XceleratorSM Policy, (the “Base Policy”) paying premiums, making cash withdrawals, surrendering your Policy, or transferring Policy cash value among the subaccounts and the fixed account.

Transaction Fees for the BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Premium Expense Charge	Upon payment of each premium	0% of premium payments in the first Policy year, 3% of premium payments thereafter	0% of premium payments in the first Policy year; 3% of premium payments thereafter
Cash Withdrawal Charge[2]	Upon withdrawal	2.0% of the amount withdrawn, not to exceed $25	2.0% of the amount withdrawn, not to exceed $25
Surrender Charge[3]

Upon full surrender of the Policy during the first 8 Policy years and during the first 8 years from the date of any increase in the specified amount (whether requested or an increase generated by the Inflation Fighter Rider)

Maximum Charge[4]		$59.90 per $1,000 of specified amount during the first Policy year	$59.90 per $1,000 of specified amount during the first Policy year
Minimum Charge[5]		$12.11 per $1,000 of specified amount during the first Policy year	$12.11 per $1,000 of specified amount during the first Policy year
Initial charge for a male insured, issue age 35, in the preferred-elite non-tobacco use class		$19.82 per $1,000 of specified amount during the first Policy year	$19.82 per $1,000 of specified amount during the first Policy year
Transfer Charge[6]	Upon transfer	$25 for each transfer in excess of 12 per Policy year	$25 for each transfer in excess of 12 per Policy year
Decrease Charge	Deducted when specified amount is decreased during the first 8 Policy years and during the 8 Policy years following any increase in specified amount	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased
Living Benefit Rider (an Accelerated Death Benefit)[7]	When rider is exercised	Discount Factor	Discount Factor

1The Company reserves the right at any time to change the current charge, but never to a level that exceeds the guaranteed charge.

2When we incur the expense of expedited delivery of your cash withdrawal or complete surrender payment, we currently assess the following additional charges: $25 for overnight delivery ($35 for Saturday delivery); and $50 for wire service. You can obtain further information about these charges by contacting our administrative office.

3The surrender charge will vary based on the issue age, gender and underwriting class of the insured on the Policy date and at the time of any increase in the specified amount. Each increase in specified amount will have its own 8 year surrender charge period starting on the date of the increase. (Note: only the increase in specified amount is subject to the additional 8 year surrender charge period.) The surrender charge for each increase in specified amount (“layer”) is calculated as the surrender charge per $1,000 of specified amount multiplied by the number of thousands of dollars of specified amount in the layer, multiplied by the surrender charge factor. The surrender charge factor for the Policy and each layer will be 1.00 at issue and will decrease until it reaches zero at the end of the 8th Policy year after the Policy date (or date of any specified amount increase). The surrender charge shown in the table is rounded up. The charges shown in the table may not be representative of the charges you will pay. Please see the example in the “Surrender Charge” section of this prospectus. More detailed information about the surrender charges applicable to you is available from your registered representative.

4This maximum surrender charge is based on an insured with the following characteristics: male, issue age 80, in the standard tobacco use underwriting class. This maximum charge may also apply to insureds with other characteristics.

5This minimum surrender charge is based on an insured with the following characteristics: female, issue age 0, in the juvenile underwriting class. This minimum charge may also apply to insureds with other characteristics.

6The first 12 transfers per Policy year are free.

7 We do not assess an administrative charge for this rider, however, if the rider is exercised, we do reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount factor is based the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate, whichever is greater. (Please see footnote 16 for a description of the loan rate.) For further information about the Living Benefit Rider, including a numerical example showing the calculation of a discounted single sum benefit and the impact of acceleration of a portion of the death benefit available under a Policy on any remaining death benefit and cash value, please see the “Supplemental Benefits (Riders)” section of this prospectus.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

The table below describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$10.00 per month for the first Policy year; $12.00 per month thereafter through age 99; $0 starting with age 100	$10.00 per month through age 99; $0 starting with age 100
Cost of Insurance[8] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Maximum Charge[10]		$30.40 per $1,000 of net amount at risk per month[11]	$29.80 per $1,000 of net amount at risk per month[11]

Minimum Charge[12]		$0.02 per $1,000 of net amount at risk per month[11]	$0.01 per $1,000 of net amount at risk per month[11]

Initial Charge for male insured, issue age 35, in the preferred elite non-tobacco use class, band 1		$0.09 per $1,000 of net amount at risk per month[11]	$0.01 per $1,000 of net amount at risk per month[11]

8 Cost of insurance charges are based on a number of factors including, but not limited to: the insured’s issue age, gender and underwriting class, the specified amount, Policy duration, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates is generally lower for each higher band of specified amount. For example, band 2 (specified amounts of $500,000 - $999,999) generally has lower cost of insurance rates than those of band 1 (specified amounts less than $500,000). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

9 We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, then we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

10 This maximum charge is based on an insured with the following characteristics: male, age 85 at issue, standard tobacco class, with an initial specified amount of less than $500,000 (Band 1) and in the 15th Policy year. This maximum charge may also apply to insureds with other characteristics.

11 The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

12 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class, with an initial face amount of $1,000,000 or higher (Band 3) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Per Unit Charge[13]	Monthly, for up to 20 years on and after the Policy date, and on any increase in specified amount (whether requested or generated by the Inflation Fighter Rider)
Maximum Charge[14]		$2.98 per $1,000 of specified amount per month	$2.98 per $1,000 of specified amount per month
Minimum Charge[15]		$0.15 per $1,000 of specified amount per month	$0.15 per $1,000 of specified amount per month
Initial Charge for an insured, issue age 35, band 1		$0.27 per $1,000 of specified amount per month	$0.27 per $1,000 of specified amount per month
Mortality and Expense Risk Charge	Daily	Annual rate of 0.75 % for Policy years 1 – 15, and 0.30 % for Policy years 16+, of average daily net assets of each subaccount in which you are invested	Annual rate of 0.75 % for Policy years 1 – 15, and 0.00% for Policy years 16+, of average daily net assets of each subaccount in which you are invested
Loan Interest Spread[16]	On Policy anniversary or earlier, as applicable[17]	1.0% (effective annual rate)	0.75% (effective annual rate)

13 We deduct the monthly per unit charge on each Monthiversary as part of the monthly deductions for a maximum of 20 years from the Policy date based on the insured’s age and specified amount band on the Policy date. We also assess a new monthly per unit charge for up to 20 years following any increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider) that are based on the insured’s attained age and specified amount band for a total specified amount on the date of the increase. Currently, we plan to deduct this charge for the first 8 Policy years and during the first 8 Policy years from the date of any increase in specified amount. We will notify you if we extend the period during which we will assess the monthly per unit charge. We also deduct this charge for any Primary Insured Rider Plus or Other Insured Rider attached to the Policy, at a lower rate than applies to the Policy.

14 This maximum charge is based on an insured with the following characteristics: male, age 85 at issue, with an initial specified amount less than $500,000 (Band 1) and in the first Policy year. This maximum charge may also apply to insureds with other characteristics.

15 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class, with an initial specified amount of $1,000,000 or higher (Band 3) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

16 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we currently apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. After attained age 100, all loans will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

17 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Optional Rider Charges:[18]
Accidental Death Benefit Rider	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 70
Maximum Charge[19]		$0.18 per $1,000 of rider face amount per month	$0.18 per $1,000 of rider face amount per month
Minimum Charge[20]		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month
Initial Charge for a male insured, issue age 35		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month
Disability Waiver of Monthly Deductions Rider[21]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[22]		$0.39 per $1,000 of the Policy’s net amount at risk per month[11]	$0.39 per $1,000 of the Policy’s net amount at risk per month[11]
Minimum Charge[23]		$0.03 per $1,000 of the Policy’s net amount at risk per month[11]	$0.03 per $1,000 of the Policy’s net amount at risk per month[11]
Initial Charge for a male insured, issue age 35		$0.05 per $1,000 of base Policy net amount at risk per month[11]	$0.05 per $1,000 of base Policy net amount at risk per month[11]

18 Optional Rider Cost of insurance charges are based on a number of factors including but not limited to: each insured’s issue age, gender and underwriting class, and the Policy year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

19 This maximum charge is based on an insured with the following characteristics: male, age 50 at issue and in the 20th Policy year. This maximum charge may also apply to insureds with other characteristics.

20 This minimum charge is based on an insured with the following characteristics: male, age 45 at issue and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

21 Disability Waiver of Monthly Deductions Rider charges are based on the insured’s issue age and gender, and the net amount at risk. The charges shown are for the Policy without riders and other benefits. The addition of riders and other benefits would increase these charges. This charge does not vary once it is added to the Policy. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

22 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

23 This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Disability Waiver of Premium Rider[24]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[25]		$1.61 per $10 monthly rider benefit	$1.61 per $10 monthly rider benefit
Minimum Charge[26]		$0.27 per $10 monthly rider benefit	$0.27 per $10 monthly rider benefit
Initial Charge for a male insured, issue age 35		$0.47 per $10 monthly rider benefit	$0.47 per $10 monthly rider benefit

Children’s Insurance Rider[27]	Monthly, on the Policy date and on each Monthiversary until the youngest child reaches age 25	$0.60 per $1,000 of rider face amount per month	$0.60 per $1,000 of rider face amount per month

Other Insured Rider[28]	Monthly, on the Policy date and on each Monthiversary until the other insured reaches age 100

(without Extra Ratings)[9]

Cost of Insurance
Maximum Charge [29]		$30.40 per $1,000 of rider face amount per month	$29.80 per $1,000 of rider face amount per month

Minimum Charge[30]		$0.02 per $1,000 of rider face amount per month	$0.01 per $1,000 of rider face amount per month

Initial Charge for a female insured, issue age 30, preferred elite non-tobacco use class		$0.06 per $1,000 of rider face amount per month	$0.01 per $1,000 of rider face amount per month

24The charge for this rider is based on the primary insured’s issue age and gender, and the amount of monthly rider benefits.

25 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

26 This minimum charge is based on an insured with the following characteristics: male, age 15 at issue. This minimum charge may also apply to insureds with other characteristics.

27 The charge for this rider is based on the rider face amount and the cost per $1,000 does not vary.

28 Rider cost of insurance charges and monthly per unit charges are based on some combination of the insured’s issue age, gender and underwriting class, the Policy year, and the rider face amount. Cost of insurance rates and monthly per unit charges generally will increase each year with the age of the insured. The cost of insurance rates and monthly per unit charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your registered representative.

29 This maximum charge is based on an insured with the following characteristics: male, age 73 at issue standard tobacco underwriting class and in the 27th Policy year. This maximum charge may also apply to insureds with other characteristics.

30 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Other Insured Rider (continued)

OIR Monthly Per Unit Charge

Maximum Charge[31]		$0.57 per $1,000 of rider face amount[32]	$0.57 per $1,000 of rider face amount[33]

Minimum Charge[34]		$0.03 per $1,000 of rider face amount[32]	$0.03 per $1,000 of rider face amount[33]

Initial Charge for a female insured, issue age 30, non-tobacco use class		$0.04 per $1,000 of rider face amount[32]	$0.04 per $1,000 of rider face amount[33]

Primary Insured Rider Plus[28] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Cost of Insurance

Maximum Charge[29]		$30.40 per $1,000 of rider face amount per month	$29.80 per $1,000 of rider face amount per month

Minimum Charge[30]		$0.02 per $1,000 of rider face amount per month	$0.01 per $1,000 of rider face amount per month

Initial charge for a male insured, issue age 35, in the preferred elite non-tobacco use class		$0.09 per $1,000 of rider face amount per month	$0.01 per $1,000 of rider face amount per month

31 This maximum charge is based on an insured with the following characteristic: issue age 85. This maximum charge may also apply to other issue ages.

32 We deduct the monthly per unit charge on each Monthiversary and guarantee that the duration of the charge will be no more than 20 Policy years from the issue date of the rider and upon any increase of face amount for the rider.

33 We currently deduct the monthly per unit charge on each Monthiversary during the first 8 Policy years from the issue date of the rider and upon any increase of face amount for the rider.

34 This minimum charge is based on an insured with the following characteristics: issue age 0. This minimum charge may also apply to other issue ages.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Primary Insured Rider Plus (continued)
PIR+ Monthly Per Unit Charge
Maximum Charge[31]		$0.14 per $1,000 of rider face amount[32]	$0.14 per $1,000 of rider face amount[33]
Minimum Charge[34]		$0.01 per $1,000 of rider face amount[32]	$0.01 per $1,000 of rider face amount[33]
Initial Charge for a male insured, issue age 35		$0.01 per $1,000 of rider face amount[32]	$0.01 per $1,000 of rider face amount[33]
Inflation Fighter Rider[35]	After rider generates annual increases to Policy specified amount	See listings in tables above for:	See listings in tables above for:
		Cost of insurance	Cost of insurance
		Monthly per unit charge	Monthly per unit charge
		Surrender charge	Surrender charge

35 Scheduled annual increases in specified amount generated by this rider will create a new layer of cost of insurance charges, monthly per unit charges and surrender charges under the Policy. Each new layer of surrender charges and monthly per unit charges resulting from the scheduled annual increase in specified amount will be based on the amount of increase, age at time of increase and the Policy duration from date of increase. Each new layer of cost of insurance charge is based on, among other factors, the age of the insured at Policy issue and the duration of the Policy at the time of the increase.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

The table below describes the fees and expenses that you will pay periodically during the time you own the Focus Policy, not including portfolio fees and expenses.

Transaction Fees for the FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]

Premium Expense Charge	Upon payment of each premium	0% of premium payments in the first Policy year, 3% of premium payments thereafter	0% of premium payments in the first Policy year, 3% of premium payments thereafter

Cash Withdrawal Charge[2]	Upon withdrawal	2.0% of the amount withdrawn, not to exceed $25	2.0% of the amount withdrawn, not to exceed $25

Surrender Charge[3]	Upon full surrender of the Policy during the first 8 Policy years and during the first 8 years from the date of any increase in the specified amount (whether requested or an increase generated by the Inflation Fighter Rider)
Maximum Charge[4]		$40.93 per $1,000 of specified amount during the first Policy year	$40.93 per $1,000 of specified amount during the first Policy year
Minimum Charge[5]		$7.63 per $1,000 of specified amount during the first Policy year	$7.63 per $1,000 of specified amount during the first Policy year
Initial charge for a male insured, issue age 40, in the preferred-elite non-tobacco use class		$17.21 per $1,000 of specified amount during the first Policy year	$17.21 per $1,000 of specified amount during the first Policy year

Transfer Charge[6]	Upon transfer	$25 for each transfer in excess of 12 per Policy year	$25 for each transfer in excess of 12 per Policy year

Decrease Charge	Deducted when specified amount is decreased during the first 8 Policy years and during the 8 Policy years following any increase in specified amount	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased
Living Benefit Rider (an Accelerated Death Benefit)[7]	When rider is exercised	Discount Factor	Discount Factor

1The Company reserves the right at any time to change the current charge, but never to a level that exceeds the guaranteed charge.

2 When we incur the expense of expedited delivery of your cash withdrawal or complete surrender payment, we currently assess the following additional charges: $25 for overnight delivery ($35 for Saturday delivery); and $50 for wire service. You can obtain further information about these charges by contacting our administrative office.

3 The surrender charge will vary based on the issue age, gender and underwriting class of the insured on the Policy date and at the time of any increase in the specified amount. Each increase in specified amount will have its own 8 year surrender charge period starting on the date of the increase. (Note: only the increase in specified amount is subject to the additional 8 year surrender charge period). The surrender charge for each increase in specified amount (“layer”) is calculated as the surrender charge per $1,000 of specified amount multiplied by the number of thousands of dollars of specified amount in the layer, multiplied by the surrender charge factor. The surrender charge factor for the Policy and each layer will be 1.00 at issue and will decrease until it reaches zero at the end of the 8th Policy year after the Policy date (or date of any specified amount increase). The surrender charge shown in the table is rounded up. The charges shown in the table may not be representative of the charges you will pay. Please see the example in the “Surrender Charge” section of this prospectus. More detailed information about the surrender charges applicable to you is available from your registered representative.

4 This maximum surrender charge is based on an insured with the following characteristics: male, issue age 85, in the standard tobacco use underwriting class. This maximum charge may also apply to insureds with other characteristics.

5 This minimum surrender charge is based on an insured with the following characteristics: female, issue age 0, in the juvenile underwriting class. This minimum charge may also apply to insureds with other characteristics.

6 The first 12 transfers per Policy year are free.

7 We do not assess an administration charge for this rider, however, if the rider is exercised, we do reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount rate is equal to the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate, whichever is greater. Please see footnote 17 for a description of the loan rate. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death benefit)” in this prospectus.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

The table below describes the fees and expenses that you will pay periodically during the time that you own the Focus Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses for the FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$10.00 per month during the first Policy year and, $12.00 thereafter through age 99, $0 starting with age 100	$10.00 per month through age 99; $0 per month starting at age 100
Cost of Insurance[8] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Maximum Charge[10]		$30.40 per $1,000 of net amount at risk per month[11]	$28.88 per $1,000 of net amount at risk per month[11]
Minimum Charge		$0.02 per $1,000 of net amount at risk per month[11,12]	$0.01 per $1,000 of net amount at risk per month[11,13]
Initial Charge for male insured, issue age 40, in the preferred elite non-tobacco use class, band 3		$0.13 per $1,000 of net amount at risk per month[11]	$0.01 per $1,000 of net amount at risk per month[11]

8 Cost of insurance charges are based on a number of factors including, but not limited to: the insured’s issue age, gender, underwriting class, specified amount, Policy duration, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. For example, band 3 (specified amounts $1,000,000.00 and higher) generally has lower cost of insurance rates than those of band 2 (specified amounts of $500,000- $999,999). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

9 We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 per $1,000 of net amount at risk.

10 This maximum charge is based on an insured with the following characteristics: male, age 35 at issue, standard tobacco class, with an initial specified amount of between $500,000 and $999,999 (Band 2) and in the 65th Policy year. This maximum charge may also apply to insureds with other characteristics.

11 The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

12 The minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class, and in the first Policy year. This minimum may also apply to insureds with other characteristics.

13 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class, with an initial face amount of $1,000,000 or higher (Band 3) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses for the
FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Per Unit Charge[14]	Monthly, for up to 20 years on and after the Policy date, and on any increase in specified amount (whether requested or generated by the Inflation Fighter Rider)
Maximum Charge[15]		$ 2.96 per $1,000 of specified amount per month	$2.23 per $1,000 of specified amount per month
Minimum Charge[16]		$0.15 per $1,000 of specified amount per month	$0.09 per $1,000 of specified amount per month
Initial Charge for a male insured, issue age 40, band 3		$0.34 per $1,000 of specified amount per month	$0.22 per $1,000 of specified amount per month
Mortality and Expense Risk Charge	Daily	Annual rate of 0.75% for Policy years 1 – 15, and 0.30% for Policy years 16+, of average daily net assets of each subaccount in which you are invested	Annual rate of 0.75% for Policy years 1 – 15, and 0.00% for Policy years 16+, of average daily net assets of each subaccount in which you are invested
Loan Interest Spread[17]	On Policy anniversary or earlier, as applicable[18]	1.0% (effective annual rate)	0.75% (effective annual rate)

14 We deduct the monthly per unit charge on each Monthiversary as part of the monthly deductions for a maximum of up to 20 years from the Policy date based on the insured’s age and specified amount band on the Policy date. We also assess a new monthly per unit charge for 20 years following any increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider) that are based on the insured’s attained age and specified amount band for the total specified amount on the date of the increase. Currently, we plan to deduct this charge for the first 8 Policy years and during the first 8 Policy years from the date of any increase in specified amount. We will notify you if we extend the period during which we will assess the monthly per unit charge. We also deduct this charge for any Primary Insured Rider Plus or Other Insured Rider attached to the Policy, at a lower rate than applies to the Policy. Note: If you make a transfer out of any of the limited number of designated subaccounts to which your premium must be allocated during the first Policy year, or modify the allocation percentages during the first Policy year, then we may increase your monthly per unit charge to the guaranteed charge and keep these higher charges in effect for the life of the Policy. The amount of such increase will depend upon each insured’s issue age, and the specified amount.

15 This maximum charge is based on an insured with the following characteristics: male, age 85 at issue, with an initial specified amount between $500,000 and $999,999 (Band 2) and in the first Policy year. This maximum charge may also apply to insureds with other characteristics.

16 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class, with an initial specified amount of $1,000,000 or higher (Band 3) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

17 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we currently apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

18 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses for the
FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Optional Rider Charges:[19]
Accidental Death Benefit Rider	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 70
Maximum Charge[20]		$0.18 per $1,000 of rider face amount per month	$0.18 per $1,000 of rider face amount per month
Minimum Charge[21]		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month
Initial Charge for a male insured, issue age40		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month
Disability Waiver of Monthly Deductions Rider[22]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[23]		$0.39 per $1,000 of the Policy’s net amount at risk per month[11]	$0.39 per $1,000 of the Policy’s net amount at risk per month[11]
Minimum Charge[24]		$0.03 per $1,000 of the Policy’s net amount at risk per month[11]	$0.03 per $1,000 of the Policy’s net amount at risk per month[11]
Initial Charge for a male insured, issue age 40		$0.06 per $1,000 of base Policy net amount at risk per month[11]	$0.06 per $1,000 of base Policy net amount at risk per month[11]

19 Optional Rider Cost of insurance charges are based on a number of factors including, but not limited to: each insured’s issue age, gender, underwriting class, Policy year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

20 This maximum charge is based on an insured with the following characteristics: male, age 50 at issue and in the 20th Policy year. This maximum charge may also apply to insureds with other characteristics.

21 This minimum charge is based on an insured with the following characteristics: male, age 45 at issue and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

22 Disability Waiver of Monthly Deductions Rider charges are based on the primary insured’s issue age, gender and net amount at risk. The charges shown are for the Focus Policy only (i.e., without riders and other benefits). The addition of riders and other benefits would increase these charges. This charge does not vary once it is added to the Policy. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

23 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

24 This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses for the
FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Disability Waiver of Premium Rider[25]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[26]		$ 1.61 per $10 monthly rider benefit	$1.61 per $10 monthly rider benefit
Minimum Charge[27]		$0.27 per $10 monthly rider benefit	$0.27 per $10 monthly rider benefit
Initial Charge for a male insured, issue age 40		$0.61 per $10 monthly rider benefit	$0.61 per $10 monthly rider benefit
Children’s Insurance Rider[28]	Monthly, on the Policy date and on each Monthiversary until the youngest child reaches age 25	$0.60 per $1,000 of rider face amount per month	$0.60 per $1,000 of rider face amount per month
Other Insured Rider[29]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100

(without Extra Ratings)[9]

Cost of Insurance:
Maximum Charge[30]		$30.40 per $1,000 of rider face amount per month	$29.80 per $1,000 of rider face amount per month

Minimum Charge		$0.02 per $1,000 of rider face amount per month[31]	$0.01 per $1,000 of rider face amount per month[32]
Initial Charge for a female insured, issue age 40, preferred elite non- tobacco use class		$0.10 per $1,000 of rider face amount per month	$0.01 per $1,000 of rider face amount per month

25 The charge for this rider is based on the primary insured’s issue age, gender and amount of monthly rider benefit.

26 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

27 This minimum charge is based on an insured with the following characteristics: male, age 15 at issue. This minimum charge may also apply to insureds with other characteristics.

28 The charge for this rider is based on the rider face amount and the cost per $1,000 does not vary.

29 Rider cost of insurance charges and monthly per unit charges are based on each insured’s issue age, gender, underwriting class, Policy year, and the rider face amount. Cost of insurance rates and monthly per unit charges generally will increase each year with the age of the insured. The cost of insurance rates and monthly per unit charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your registered representative.

30 This maximum charge is based on an insured with the following characteristics: male, age 75 at issue standard tobacco underwriting class and in the

25th Policy year. This maximum charge may also apply to insureds with other characteristics.

31 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

32 This minimum charge is based on an insured with the following characteristics: female, issue age 26, preferred elite non-tobacco class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses for the
FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Other Insured Rider (continued)
OIR Monthly Per Unit Charge
Maximum Charge[33]		$0.57 per $1,000 of rider face amount[34]	$0.57 per $1,000 of rider face amount[35]
Minimum Charge[36]		$0.03 per $1,000 of rider face amount[34]	$0.03 per $1,000 of rider face amount[35]
Initial Charge for a female insured, issue age 40		$0.07 per $1,000 of rider face amount[34]	$0.07 per $1,000 of rider face amount[35]
Primary Insured Rider Plus[29] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Cost of Insurance
Maximum Charge[30]		$30.40 per $1,000 of rider face amount per month	$29.80 per $1,000 of rider face amount per month
Minimum Charge		$0.02 per $1,000 of rider face amount per month[31]	$0.01 per $1,000 of rider face amount per month[32]
Initial charge for a male insured, issue age 40, in the preferred elite non-tobacco use class		$0.13 per $1,000 of rider face amount per month	$0.01 per $1,000 of rider face amount per month

33 This maximum charge is based on an insured with the following characteristic: issue age 85. This maximum charge may also apply to insureds with other issue ages.

34 We deduct the monthly per unit charge on each Monthiversary and guarantee that the duration of the charge will be no more than 20 Policy years from the issue date of the rider and from the date of any increase of face amount for the rider.

35 We currently deduct the monthly per unit charge on each Monthiversary during the first 8 Policy years from the issue date of the rider and from the date of any increase of face amount for the rider.

36 This minimum charge is based on an insured with the following characteristics: issue age 0. This minimum charge may also apply to insureds with other issue ages.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses for the
FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Primary Insured Rider Plus (continued)
PIR+ Monthly Per Unit Charge
Maximum Charge[33]		$0.14 per $1,000 of rider face amount[34]	$0.14 per $1,000 of rider face amount[35]
Minimum Charge[36]		$0.01 per $1,000 of rider face amount[34]	$0.01 per $1,000 of rider face amount[35]
Initial Charge for a male insured, issue age 40		$0.02 per $1,000 of rider face amount[34]	$0.02 per $1,000 of rider face amount[35]

Inflation Fighter Rider[37]	After rider generates annual increases to Policy specified amount	See listings in tables above for:	See listings in tables above for:
		Cost of insurance	Cost of insurance
		Monthly per unit charge	Monthly per unit charge
		Surrender charge	Surrender charge

37 Scheduled annual increases in specified amount generated by this rider will create a new layer of cost of insurance charges, monthly per unit charges and surrender charges under the Policy. Each new layer of surrender charges and monthly per unit charges resulting from the scheduled annual increase in specified amount will be based on the amount of increase, age at time of increase and the Policy duration from date of increase. Each new layer of cost of insurance charge is based on, among other factors, the age of the insured at Policy issue and the duration of the Policy at the time of the increase.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

The table below describes the fees and expenses that you will pay when buying or owning the Exec Policy, paying premiums, or transferring Policy cash value among the subaccounts and the fixed account.

Transaction Fees for the

EXEC POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Premium Expense Charge	Upon payment of each premium	0% of premium payments in the first Policy year, 3% of premium payments thereafter	0% of premium payments in the first Policy year; 3% of premium payments thereafter
Transfer Charge[2]	Upon transfer	$25 for each transfer in excess of 12 per Policy year	$25 for each transfer in excess of 12 per Policy year

[1]	The Company reserves the right at any time to change the current charge, but never to a level that exceeds the guaranteed charge.
[2]	The first 12 transfers per Policy year are free.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Transaction Fees for the EXEC POLICY
Charge (Cont.)	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Living Benefit Rider (an Accelerated Death Benefit)[3]	When rider is exercised	Discount Factor	Discount Factor

The table below describes the fees and expenses that you will pay periodically during the time you own the Exec Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses for the
EXEC POLICY
Charge	When Charge is	Amount Deducted
	Deducted	Guaranteed Charge	Current Charge[1]

Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$10.00 per month during the first Policy year and $12.00 thereafter through age 99, $0 starting at age 100	$10.00 per month through age 99; $ 0 starting at age 100.

Cost of Insurance[4] (without Extra Ratings) [5] Maximum Charge[6] Minimum Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$29.19 per $1,000 of net amount at risk per month[7] $0.04 per $1,000 of net amount at risk per month[7,8]	$29.19 per $1,000 of net amount at risk per month[7] $0.01 per $1,000 of net amount at risk per month[7,9]

3 We do not assess an administration charge for this rider, however if the rider is exercised, we do reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount rate is equal to the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate, whichever is greater. Please see footnote 13 for a description of the loan rate. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death Benefit)” in this prospectus.

4 Cost of insurance charges are based on a number of factors including, but not limited to: the insured’s issue age, gender, underwriting class, specified amount, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. For example, band 3 (specified amounts of $500,000--$999,999) generally has lower cost of insurance rates than those of band 2 (specified amounts of $250,000--$499,999). For Exec Policies, the current cost of insurance rates for the first Policy year are fixed at issue and we guarantee not to change them. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

5 We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

6 This maximum charge is based on an insured with the following characteristics: male, age 25 at issue, standard tobacco class, and in the 75th Policy year. This maximum charge may also apply to insureds with other characteristics.

[7]	The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

8 This minimum charge is based on an insured with the following characteristics: female, age 18 at issue, and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

9 This minimum charge is based on an insured with the following characteristics: female, age 27 at issue, select non-tobacco class, and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses for the

EXEC POLICY

Charge	When Charge is Deducted	Amount Deducted

		Guaranteed Charge	Current Charge[1]

Cost of Insurance (without Extra Ratings) continued

Initial Charge for a male insured, issue age 50, in the non-tobacco use class		$0.33 per $1,000 of net amount at risk per month[7]	$0.05 per $1,000 of net amount at risk per month[7]

Monthly Per Unit Charge[10]	Monthly, on and after the Policy date, and on any increase in specified amount until the insured reaches age 100

Maximum Charge[11]		$6.34 per $1,000 of specified amount per month	$6.34 per $1,000 of specified amount per month

Minimum Charge[12]		$0.10 per $1,000 of specified amount per month	$0.10 per $1,000 of specified amount per month

Initial Charge for a male insured, at issue age 50, in the non-tobacco class, band 2		$0.27 per $1,000 of specified amount per month	$0.27 per $1,000 of specified amount per month

Mortality and Expense Risk Charge	Daily	Annual rate of 0.75% for Policy years 1 – 15, and 0.30% for Policy years 16+, of daily net assets of each subaccount in which you are invested	Annual rate of 0.75% for Policy years 1 – 15, and 0.00% for Policy years 16+, of daily net assets of each subaccount in which you are invested

Loan Interest Spread[13]	On Policy anniversary or earlier, as applicable[14]	1.0% (effective annual rate)	0.75% (effective annual rate)

10 Currently, we plan to deduct this charge for the first 8 Policy years and during the first 8 Policy years from the date of any increase in specified amount. We will notify you if we extend the period during which we will assess the monthly per unit charge. We guarantee this charge will not be assessed beyond the Policy anniversary when the insured attains age 100. We deduct the monthly per unit charge on each Monthiversary as part of the monthly deductions from the Policy date based on the insured’s age, gender and risk classification, and the Policy duration and specified amount band on the Policy date or on the date of any specified amount increase.

11 This maximum charge is based on an insured with the following characteristics: male, age 80 at issue, with an initial specified amount less than $250,000 (Band 1) and in the second Policy year. This maximum charge may also apply to insureds with other characteristics.

12 This minimum charge is based on an insured with the following characteristics: male, age 18 at issue, standard non-tobacco class, with an initial specified amount of $1,000,000 or higher (Band 4) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

13 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we currently apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. After attained age 100, all loans will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

14 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Periodic Charges Other Than Portfolio Operating Expenses for the EXEC POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Optional Rider Charges:[15]
Disability Waiver of Monthly Deductions Rider[16]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[17]		$0.39 per $1,000 of the Policy’s net amount at risk per month[7]	$0.39 per $1,000 of the Policy’s net amount at risk per month[7]
Minimum Charge[18]		$0.03 per $1,000 of the Policy’s net amount at risk per month[7]	$0.03 per $1,000 of the Policy’s net amount at risk per month[7]
Initial Charge for a male insured, issue age 50		$0.13 per $1,000 of base Policy net amount at risk per month[7]	$0.13 per $1,000 of base Policy net amount at risk per month[7]
Disability Waiver of Premium Rider[19]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[20]		$1.61 per $10 monthly rider benefit	$1.61 per $10 monthly rider benefit
Minimum Charge[21]		$0.28 per $10 monthly rider benefit	$0.28 per $10 monthly rider benefit
Initial Charge for a male insured, issue age 50		$1.13 per $10 monthly rider benefit	$1.13 per $10 monthly rider benefit

15 Optional Rider Cost of insurance charges are based on a number of factors including, but not limited to: each insured’s issue age, gender, underwriting class, Policy year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

16 Disability Waiver of Monthly Deductions Rider charges are based on the primary insured’s issue age, gender and net amount at risk. The charges shown are for the Exec Policy only (i.e., without riders and other benefits). The addition of riders and other benefits would increase these charges. This charge does not vary once it is added to the Exec Policy. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative. This rider is only available on fully underwritten policies.

17 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

18This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

19 The charge for this rider is based on the primary insured’s issue age, gender and amount of monthly rider benefit. This rider is only available on fully underwritten policies

20 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

21 This minimum charge is based on an insured with the following characteristics: male, age 18 at issue. The minimum charge may also apply to insureds with other characteristics.

SECTION B

FEE TABLES FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED

BEFORE JANUARY 1, 2009

(Based on the 1980 C.S.O. Tables)

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

The first table describes the fees and expenses that you will pay when buying or owning the WRL XceleratorSM Policy (the “Base Policy”) paying premiums, making cash withdrawals from the Policy, surrendering the Policy, or transferring Policy cash value among the subaccounts and the fixed account.

Transaction Fees - BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Premium Expense Charge:	Upon payment of each premium	0% of premium payments in the first Policy year, 3% of premium payments thereafter	0% of premium payments in the first Policy year; 3% of premium payments thereafter
Cash Withdrawal Charge[2]	Upon withdrawal	2.0% of the amount withdrawn, not to exceed $25	2.0% of the amount withdrawn, not to exceed $25
Surrender Charge[3]	Upon full surrender of the Policy during the first 8 Policy years and during the first 8 years from the date of any increase in the specified amount (whether requested or an increase generated by the Inflation Fighter Rider)
Maximum Charge[4]		$74.10 per $1,000 of specified amount during the first Policy year	$74.10 per $1,000 of specified amount during the first Policy year
Minimum Charge[5]		$13.82 per $1,000 of specified amount during the first Policy year	$13.82 per $1,000 of specified amount during the first Policy year

Initial charge for a male insured, issue age 35, in the preferred-elite non- tobacco use class		$25.61 per $1,000 of specified amount during the first Policy year	$25.61 per $1,000 of specified amount during the first Policy year

Transfer Charge[6]	Upon transfer	$25 for each transfer in excess of 12 per Policy year	$25 for each transfer in excess of 12 per Policy year

Decrease Charge	Deducted when specified amount is decreased during the first 8 Policy years and during the 8 Policy years following any increase in specified amount	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased
Living Benefit Rider (an Accelerated Death Benefit)[7]	When rider is exercised	Discount Factor	Discount Factor

1The Company reserves the right at any time to change the current charge but never to a level that exceeds the guaranteed charge.

2 When we incur the expense of expedited delivery of your cash withdrawal or complete surrender payment, we currently assess the following additional charges: $25 for overnight delivery ($35 for Saturday delivery); and $50 for wire service. You can obtain further information about these charges by contacting our administrative office.

3 The surrender charge will vary based on the issue age, gender and underwriting class of the insured on the Policy date and at the time of any increase in the specified amount. Each increase in specified amount will have its own 8 year surrender charge period starting on the date of the increase and surrender charges that are based upon the insured’s age, gender and underwriting class at the time of the increase. (Note: only the increase in specified amount is subject to the additional 8 year surrender charge period.) The surrender charge for each increase in specified amount (“layer”) is calculated as the surrender charge per $1,000 of specified amount multiplied by the number of thousands of dollars of specified amount in the layer, multiplied by the surrender charge factor. The surrender charge factor for the Policy and each layer will be 1.00 at issue and will decrease until it reaches zero at the end of the 8th Policy year after the Policy date (or date of any specified amount increase). The surrender charge shown in the table is rounded up. The charges shown in the table may not be representative of the charges you will pay. Please see the example in the “Surrender Charge” section of this prospectus. More detailed information about the surrender charges applicable to you is available from your registered representative.

4 This maximum surrender charge is based on an insured with the following characteristics: male, issue age 85, in the standard tobacco use underwriting class. This maximum charge may also apply to insureds with other characteristics.

5 This minimum surrender charge is based on an insured with the following characteristics: female, issue age 4, in the juvenile underwriting class. This minimum charge may also apply to insureds with other characteristics.

6 The first 12 transfers per Policy year are free.

7 We do not assess an administration charge for this rider, however, if the rider is exercised, we do reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount factor is based on the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate, whichever is greater. (Please see footnote 17 for a complete description of the loan rate.) For further information about the Living Benefit Rider, including a numerical example showing the calculation of a discounted single sum benefit and the impact of acceleration of a portion of the death benefit available under a Policy on any remaining death benefit and cash value, please see the “Supplemental Benefits (Riders)” section of this prospectus.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

The table below describes the fees and expenses that you will pay periodically during the time that you own the Base Policy or the Focus Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$8.00 per month during the first Policy year; thereafter, $15.00 per month through age 99; and $0 per month starting at age 100.	$8.00 per month through age 99; and $0 starting at age 100.

Cost of Insurance[8] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Maximum Charge[10]		$83.33 per $1,000 of net amount at risk per month[11]	$46.21 per $1,000 of net amount at risk per month[11]

Minimum Charge		$0.06 per $1,000 of net amount at risk per month[11,12]	$0.01 per $1,000 of net amount at risk per month[11,13]

Initial Charge for male insured, issue age 35, in the preferred elite non-tobacco use class, band 1		$0.14 per $1,000 of net amount at risk per month[11]	$0.02 per $1,000 of net amount at risk per month[11]

8 Cost of insurance charges are based on a number of factors including, but not limited to: the insured’s issue age, gender and underwriting class, the specified amount, Policy duration, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. For example, band 2 (specified amounts $500,000 - $999,999) generally has lower cost of insurance rates than those of band 1 (specified amounts less than $500,000). The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

9 We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, then we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

10 This maximum charge is based on an insured with the following characteristics: male, age 25 at issue, standard tobacco class, with an initial specified amount of less than $500,000 (Band 1) and in the 75th Policy year. This maximum charge may also apply to insureds with other characteristics.

11 The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

12 The minimum charge is based on an insured with the following characteristics: female, age 10 at issue, juvenile class, and in the first Policy year. This minimum may also apply to insureds with other characteristics.

13 This minimum charge is based on an insured with the following characteristics: female, age 26 at issue, preferred elite non-tobacco class, with an initial specified amount of $1,000,000 or higher (Band 3) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Per Unit Charge[14]	Monthly, for up to 20 years on and after the Policy date, and on any increase in specified amount (whether requested or generated by the Inflation Fighter Rider)
Maximum Charge[15]		$2.32 per $1,000 of specified amount per month	$2.32 per $1,000 of specified amount per month

Minimum Charge[16]		$0.12 per $1,000 of specified amount per month	$0.12 per $1,000 of specified amount per month

Initial Charge for an insured, issue age 35, band 1		$0.25 per $1,000 of specified amount per month	$0.25 per $1,000 of specified amount per month

Mortality and Expense Risk Charge	Daily	Annual rate of 0.75% for Policy years 1 – 15, and 0.30% for Policy years 16+, of average daily net assets of each subaccount in which you are invested	Annual rate of 0.75% for Policy years 1 – 15, and 0.00% for Policy years 16+, of average daily net assets of each subaccount in which you are invested

Loan Interest Spread[17]	On Policy anniversary or earlier, as applicable[18]	1.0% (effective annual rate)	0.75% (effective annual rate)

14 We deduct the monthly per unit charge on each Monthiversary as part of the monthly deductions for a maximum of 20 years from the Policy date based on the insured’s age and specified amount band on the Policy date. We also assess a new monthly per unit charge for up to 20 years following any increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider) that are based on the insured’s attained age and specified amount band for a total specified amount on the date of the increase. Currently, we plan to deduct this charge for the first 8 Policy years and during the first 8 Policy years from the date of any increase in specified amount. We will notify you if we extend the period during which we will assess the monthly per unit charge. We also deduct this charge for any Primary Insured Rider Plus or Other Insured Rider attached to the Policy, at a lower rate than applies to the Policy.

15 This maximum charge is based on an insured with the following characteristics: male, age 85 at issue, with an initial specified amount less than $500,000 (Band 1) and in the first Policy year. This maximum charge may also apply to insureds with other characteristics.

16 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class, with an initial specified amount of $1,000,000 or higher (Band 3) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

17 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we currently apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. After attained age 100, all loans will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

18 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Optional Rider Charges:[19]
Accidental Death Benefit Rider	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 70
Maximum Charge[20]		$0.18 per $1,000 of rider face amount per month	$0.18 per $1,000 of rider face amount per month

Minimum Charge[21]		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month

Initial Charge for a male insured, issue age 35		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month

Disability Waiver of Monthly Deductions Rider[22]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[23]		$0.39 per $1,000 of the Policy’s net amount at risk per month[11]	$0.39 per $1,000 of the Policy’s net amount at risk per month[11]

Minimum Charge[24]		$0.03 per $1,000 of the Policy’s net amount at risk per month[11]	$0.03 per $1,000 of the Policy’s net amount at risk per month[11]

Initial Charge for a male insured, issue age 35		$0.05 per $1,000 of base Policy net amount at risk per month[11]	$0.05 per $1,000 of base Policy net amount at risk per month[11]

19 Optional Rider Cost of insurance charges are based on a number of factors including, but not limited to: each insured’s issue age, gender and underwriting class, and the Policy year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. The rider will indicate the maximum guaranteed rider charge applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

20 This maximum charge is based on an insured with the following characteristics: male, age 50 at issue and in the 20th Policy year. This maximum charge may also apply to insureds with other characteristics.

21 This minimum charge is based on an insured with the following characteristics: male, age 45 at issue and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

22 Disability Waiver of Monthly Deductions Rider charges are based on the insured’s issue age and gender, and the net amount at risk. The charges shown are for the Policy without riders and other benefits. The addition of riders and other benefits would increase these charges. This charge does not vary once it is added to the Policy. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

23 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

24 This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]

Disability Waiver of Premium Rider[25]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[26]		$1.61 per $10 monthly rider benefit	$1.61 per $10 monthly rider benefit

Minimum Charge[27]		$0.27 per $10 monthly rider benefit	$0.27 per $10 monthly rider benefit

Initial Charge for a male insured, issue age 35		$0.47 per $10 monthly rider benefit	$0.47 per $10 monthly rider benefit

Children’s Insurance Rider[28]	Monthly, on the Policy date and on each Monthiversary until the youngest child reaches age 25	$0.60 per $1,000 of rider face amount per month	$0.60 per $1,000 of rider face amount per month

Other Insured Rider[29]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
(without Extra Ratings)[9]

Cost of Insurance

Maximum Charge[30]		$83.33 per $1,000 of rider face amount per month	$42.68 per $1,000 of rider face amount per month

Minimum Charge		$0.06 per $1,000 of rider face amount per month[31]	$0.01 per $1,000 of rider face amount per month[32]

Initial Charge for a female insured, issue age 30, in the preferred elite non-tobacco use class		$0.10 per $1,000 of rider face amount per month	$0.01 per $1,000 of rider face amount per month

25 The charge for this rider is based on the primary insured’s issue age and gender, and the amount of monthly rider benefits.

26 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

27 This minimum charge is based on an insured with the following characteristics: male, age 15 at issue. This minimum charge may also apply to insureds with other characteristics.

28 The charge for this rider is based on the rider face amount and the cost per $1,000 does not vary.

29 Rider cost of insurance charges and monthly per unit charges are based on some combination of the insured’s issue age, gender and underwriting class, the Policy year, and the rider face amount. Cost of insurance rates and monthly per unit charges generally will increase each year with the age of the insured. The cost of insurance rates and monthly per unit charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your registered representative.

31 This minimum charge is based on an insured with the following characteristics: female, age 10 at issue, juvenile class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

32 This minimum charge is based on an insured with the following characteristics: female, issue age 26, preferred elite non-tobacco class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Other Insured Rider (continued)

OIR Monthly Per Unit Charge

Maximum Charge[33]		$0.57 per $1,000 of rider face amount[34]	$0.57 per $1,000 of rider face amount[35]

Minimum Charge[36]		$0.03 per $1,000 of rider face amount[34]	$0.03 per $1,000 of rider face amount[35]

Initial Charge for a female insured, issue age 30		$0.04 per $1,000 of rider face amount[34]	$0.04 per $1,000 of rider face amount[35]

Primary Insured Rider Plus[29] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Cost of Insurance

Maximum Charge[30]		$83.33 per $1,000 of rider face amount per month	$42.68 per $1,000 of rider face amount per month

Minimum Charge		$0.06 per $1,000 of rider face amount per month[31]	$0.01 per $1,000 of rider face amount per month[32]

Initial charge for a male insured, issue age 35, in the preferred elite non-tobacco use class		$0.14 per $1,000 of rider face amount per month	$0.02 per $1,000 of rider face amount per month

33 This maximum charge is based on an insured with the following characteristic: issue age 85. This maximum charge may also apply to insureds with other issue ages.

34 We deduct the monthly per unit charge on each Monthiversary and guarantee that the duration of the charge will be no more than 20 Policy years from the issue date of the rider and upon any increase of face amount for the rider.

35 We currently deduct the monthly per unit charge on each Monthiversary during the first 8 Policy years from the issue date of the rider and upon any increase of face amount for the rider.

36 This minimum charge is based on an insured with the following characteristics: issue age 0. This minimum charge may also apply to insureds with other issue ages.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses BASE POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Primary Insured Rider Plus (continued)

PIR+ Monthly Per Unit Charge

Maximum Charge[33]		$0.14 per $1,000 of rider face amount[34]	$0.14 per $1,000 of rider face amount[35]

Minimum Charge[36]		$0.01 per $1,000 of rider face amount[34]	$0.01 per $1,000 of rider face amount[35]

Initial Charge for a male insured, issue age 35		$0.01 per $1,000 of rider face amount[34]	$0.01 per $1,000 of rider face amount[35]

Inflation Fighter Rider[37]	After rider generates annual increases to Policy specified amount	See listings in tables above for:	See listings in tables above for:
		Cost of insurance	Cost of insurance
		Monthly per unit charge	Monthly per unit charge
		Surrender charge	Surrender charge

37 Scheduled annual increases in specified amount generated by this rider will create a new layer of cost of insurance charges, monthly per unit charges and surrender charges under the Policy. Each new layer of surrender charges and monthly per unit charges resulting from the scheduled annual increase in specified amount will be based on the amount of increase, age at time of increase and the Policy duration from date of increase. Each new layer of cost of insurance charge is based on, among other factors, the age of the insured at Policy issue and the duration of the Policy at the time of the increase.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

The table below describes the fees and expenses that you will pay when buying or owning the Focus Policy, paying premiums, or transferring Policy cash value among the subaccounts and the fixed account.

Transaction Fees for the FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]

Premium Expense Charge:	Upon payment of each premium	0% of premium payments in the first Policy year, 3% of premium payments thereafter	0% of premium payments in the first Policy year; 3% of premium payments thereafter

Cash Withdrawal Charge[2]	Upon withdrawal	2.0% of the amount withdrawn, not to exceed $25	2.0% of the amount withdrawn, not to exceed $25

Surrender Charge[3]	Upon full surrender of the Policy during the first 8 Policy years or during the first 8 years from the date of any increase in the specified amount (whether requested or an increase generated by the Inflation Fighter Rider)
Maximum Charge[4]		$74.10 per $1,000 of specified amount during the first Policy year	$74.10 per $1,000 of specified amount during the first Policy year
Minimum Charge[5]		$13.82 per $1,000 of specified amount during the first Policy year	$13.82 per $1,000 of specified amount during the first Policy year

Initial charge for a male insured, issue age 40, in the preferred-elite non-tobacco use class		$26.36 per $1,000 of specified amount during the first Policy year	$26.36 per $1,000 of specified amount during the first Policy year

Transfer Charge[6]	Upon transfer	$25 for each transfer in excess of 12 per Policy year	$25 for each transfer in excess of 12 per Policy year

Decrease Charge	Deducted when specified amount is decreased during the first 8 Policy years and during the 8 Policy years following any increase in specified amount	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased	Equal to the surrender charge (as of the date of the decrease) applicable to that portion of the layer of the specified amount that is decreased
Living Benefit Rider (an Accelerated Death Benefit)[7]	When rider is exercised	Discount Factor	Discount Factor

1 The Company reserves the right at any time to change the current charge, but never to a level that exceeds the guaranteed charge.

2 When we incur the expense of expedited delivery of your partial withdrawal or complete surrender payment, we currently assess the following additional charges: $25 for overnight delivery ($35 for Saturday delivery); and $50 for wire service. You can obtain further information about these charges by contacting our administrative office.

3 The surrender charge will vary based on the issue age, gender and underwriting class of the insured on the Policy date and at the time of any increase in the specified amount. Each increase in specified amount will have its own 8 year surrender charge period starting on the date of the increase and surrender charges that are based upon the insured’s age, gender and underwriting class at the time of the increase (Note: only the increase in specified amount is subject to the additional 8 year surrender charge period). The surrender charge for each increase in specified amount (“layer”) is calculated as the surrender charge per $1,000 of specified amount multiplied by the number of thousands of dollars of specified amount in the layer, multiplied by the surrender charge factor. The surrender charge factor for the Policy and each layer will be 1.00 at issue and will decrease until it reaches zero at the end of the 8th Policy year after the Policy date (or date of any specified amount increase). The surrender charge shown in the table is rounded up. The charges shown in the table may not be representative of the charges you will pay. Please see the example in the “Surrender Charge” section of this prospectus. More detailed information about the surrender charges applicable to you is available from your registered representative.

4 This maximum surrender charge is based on an insured with the following characteristics: male, issue age 85, in the standard tobacco use underwriting class. This maximum charge may also apply to insureds with other characteristics.

5 This minimum surrender charge is based on an insured with the following characteristics: female, issue age 4, in the juvenile underwriting class. This minimum charge may also apply to insureds with other characteristics.

[6]	The first 12 transfers per Policy year are free.

7 We do not assess an administration charge for this rider, however, if the rider is exercised, we do reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount rate is equal to the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate, whichever is greater. Please see footnote 17 for a description of the loan rate. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death Benefit)” in this prospectus.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]

Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$8.00 per month during the first Policy year; thereafter, $15.00 per month through 99; and $0 per month starting at age 100.	$8.00 per month through 99; and $0 starting at age 100.

Cost of Insurance[8] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Maximum Charge[10]		$83.33 per $1,000 of net amount at risk per month[11]	$45.35 per $1,000 of net amount at risk per month[11]

Minimum Charge		$0.06 per $1,000 of net amount at risk per month[11,12]	$0.01 per $1,000 of net amount at risk per month[11,13]

Initial Charge for male insured, issue age 40, in the preferred elite non-tobacco use class, band 3		$0.20 per $1,000 of net amount at risk per month[11]	$0.02 per $1,000 of net amount at risk per month[11]

8 Cost of insurance charges are based on a number of factors including, but not limited to: the insured’s issue age, gender, underwriting class, specified amount, Policy duration, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. For example, band 3 (specified amount of $1,000,000 or more) generally has lower cost of insurance rates than those of band 2 (specified amounts of $500,000 - $999,999). The cost of insurance rates shown in the table may not be representative of the charges that you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

9 We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

10 This maximum charge is based on an insured with the following characteristics: male, age 25 at issue, standard tobacco class, with an initial specified amount of $500,000 - $999,999 (Band 2) and in the 75th Policy year. This maximum charge may also apply to insureds with other characteristics.

11 The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

12 The minimum charge is based on an insured with the following characteristics: female, age 10 at issue, juvenile class, and in the first Policy year. This minimum may also apply to insureds with other characteristics.

13 This minimum charge is based on an insured with the following characteristics: female, age 26 at issue, preferred elite non-tobacco class, with an initial face amount of $1,000,000 or higher (Band 3) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Per Unit Charge[14]	Monthly, for up to 20 years on and after the Policy date, and on any increase in specified amount (whether requested or generated by the Inflation Fighter Rider)
Maximum Charge[15]		$2.29 per $1,000 of specified amount per month	$1.83 per $1,000 of specified amount per month

Minimum Charge[16]		$0.12 per $1,000 of specified amount per month	$0.08 per $1,000 of specified amount per month

Initial Charge for an insured, issue age 40, band 3		$0.28 per $1,000 of specified amount per month	$0.18 per $1,000 of specified amount per month

Mortality and Expense Risk Charge	Daily	Annual rate of 0.75% for Policy years 1 – 15, and 0.30% for Policy years 16+, of average daily net assets of each subaccount in which you are invested	Annual rate of 0.75% for Policy years 1 – 15, and 0.00% for Policy years 16+, of average daily net assets of each subaccount in which you are invested

Loan Interest Spread[17]	On Policy anniversary or earlier, as applicable[18]	1.0% (effective annual rate)	0.75% (effective annual rate)

14 We deduct the monthly per unit charge on each Monthiversary as part of the monthly deductions for a maximum of 20 years from the Policy date based on the insured’s age and specified amount band on the Policy date. We also assess a new monthly per unit charge for up to 20 years following any increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider) that are based on the insured’s attained age and specified amount band for the total specified amount on the date of the increase. Currently, we plan to deduct this charge for the first 8 Policy years and during the first 8 Policy years from the date of any increase in specified amount. We will notify you if we extend the period during which we will assess the monthly per unit charge. We also deduct this charge for any Primary Insured Rider Plus or Other Insured Rider attached to the Policy, at a lower rate than applies to the Policy. Note: If you make a transfer out of any of the limited number of designated subaccounts to which your premium must be allocated during the first Policy year, or modify the allocation percentages during the first Policy year, then we may increase your monthly per unit charge to the guaranteed charge and keep these higher charges in effect for the life of the Policy. The amount of such increase will depend upon each insured’s issue age, and the specified amount.

15 This maximum charge is based on an insured with the following characteristics: male, age 85 at issue, with an initial specified amount of $500,000 - $999,999 (Band 2). This maximum charge may also apply to insureds with other characteristics.

16 This minimum charge is based on an insured with the following characteristics: female, age 5 at issue, juvenile class, with an initial specified amount of $1,000,000 or higher (Band 3). This minimum charge may also apply to insureds with other characteristics.

17 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we currently provide preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. After attained age 100, all loans will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

18 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Optional Rider Charges:[19]
Accidental Death Benefit Rider	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 70
Maximum Charge[20]		$0.18 per $1,000 of rider face amount per month	$0.18 per $1,000 of rider face amount per month

Minimum Charge[21]		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month

Initial Charge for a male insured, issue age 40		$0.10 per $1,000 of rider face amount per month	$0.10 per $1,000 of rider face amount per month

Disability Waiver of Monthly Deductions Rider[22]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[23]		$0.39 per $1,000 of the Policy’s net amount at risk per month[11]	$0.39 per $1,000 of the Policy’s net amount at risk per month[11]

Minimum Charge[24]		$0.03 per $1,000 of the Policy’s net amount at risk per month[11]	$0.03 per $1,000 of the Policy’s net amount at risk per month[11]

Initial Charge for a male insured, issue age 40		$0.06 per $1,000 of base Policy net amount at risk per month[11]	$0.06 per $1,000 of base Policy net amount at risk per month[11]

19 Optional Rider Cost of insurance charges are based on a number of factors including, but not limited to: each insured’s issue age, gender, underwriting class, Policy year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

20 This maximum charge is based on an insured with the following characteristics: male, age 50 at issue and in the 20th Policy year. This maximum charge may also apply to insureds with other characteristics.

21 This minimum charge is based on an insured with the following characteristics: male, age 45 at issue and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

22 Disability Waiver of Monthly Deductions Rider charges are based on the primary insured’s issue age, gender and net amount at risk. The charges shown are for the Focus Policy only (i.e., without riders and other benefits). The addition of other riders and benefits would increase these charges. This charge does not vary once it is added to the Policy. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

23 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

24 This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Disability Waiver of Premium Rider[25]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60
Maximum Charge[26]		$1.61 per $10 monthly rider benefit	$1.61 per $10 monthly rider benefit

Minimum Charge[27]		$0.27 per $10 monthly rider benefit	$0.27 per $10 monthly rider benefit

Initial Charge for a male insured, issue age 40		$0.61 per $10 monthly rider benefit	$0.61 per $10 monthly rider benefit

Children’s Insurance Rider[28]	Monthly, on the Policy date and on each Monthiversary until the youngest child reaches age 25	$0.60 per $1,000 of rider face amount per month	$0.60 per $1,000 of rider face amount per month

Other Insured Rider[29]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
(without Extra Ratings)[9]

Cost of Insurance

Maximum Charge[30]		$83.33 per $1,000 of rider face amount per month	$42.68 per $1,000 of rider face amount per month

Minimum Charge		$0.06 per $1,000 of rider face amount per month[31]	$0.01 per $1,000 of rider face amount per month[32]

Initial Charge for a female insured, issue age 40, in the preferred elite non-tobacco user class		$0.18 per $1,000 of rider face amount per month	$0.02 per $1,000 of rider face amount per month

25 The charge for this rider is based on the primary insured’s issue age, gender and amount of monthly rider benefit.

26 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

27 This minimum charge is based on an insured with the following characteristics: male, age 15 at issue. This minimum charge may also apply to insureds with other characteristics.

28 The charge for this rider is based on the rider face amount and the cost per $1,000 does not vary.

29 Rider cost of insurance charges and monthly per unit charges are based on each insured’s issue age, gender, underwriting class, Policy year, and the rider face amount. Cost of insurance rates and monthly per unit charges generally will increase each year with the age of the insured. The cost of insurance rates and monthly per unit charges shown in the table may not be representative of the charges you will pay. The rider will indicate the maximum guaranteed rider charges applicable to your Policy. You can obtain more information about these riders by contacting your registered representative.

30 This maximum charge is based on an insured with the following characteristics: male, age 25 at issue standard tobacco underwriting class and in the 74th Policy year. This maximum charge may also apply to insureds with other characteristics.

31 This minimum charge is based on an insured with the following characteristics: female, age 10 at issue, juvenile class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

32 This minimum charge is based on an insured with the following characteristics: female, issue age 26, preferred elite non-tobacco class and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the

FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Other Insured Rider (continued)
OIR Monthly Per Unit Charge
Maximum Charge[33]		$0.57 per $1,000 of rider face amount[34]	$0.57 per $1,000 of rider face amount[35]
Minimum Charge[36]		$0.03 per $1,000 of rider face amount[34]	$0.03 per $1,000 of rider face amount[35]
Initial Charge for a female insured, issue age 40		$0.07 per $1,000 of rider face amount[34]	$0.07 per $1,000 of rider face amount[35]
Primary Insured Rider Plus[29] (without Extra Ratings)[9]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
Cost of Insurance
Maximum Charge[30]		$83.33 per $1,000 of rider face amount per month	$42.68 per $1,000 of rider face amount per month
Minimum Charge		$0.06 per $1,000 of rider face amount per month[31]	$0.01 per $1,000 of rider face amount per month[32]
Initial charge for a male insured, issue age 40, in the preferred elite non-tobacco use class		$0.20 per $1,000 of rider face amount per month	$0.02 per $1,000 of rider face amount per month

33 This maximum charge is based on an insured with the following characteristic: issue age 85. This maximum charge may also apply to insureds with other issue ages.

34 We deduct the monthly per unit charge on each Monthiversary and guarantee that the duration of the charge will be no more than 20 Policy years from the issue date of the rider and from the date of any increase of face amount for the rider.

35 We currently deduct the monthly per unit charge on each Monthiversary during the first 8 Policy years from the issue date of the rider and from the date of any increase of face amount for the rider.

36 This minimum charge is based on an insured with the following characteristics: issue age 0. This minimum charge may also apply to insureds with other issue ages.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the

FOCUS POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Primary Insured Rider Plus (continued)
PIR +Monthly Per Unit Charge
Maximum Charge[33]		$0.14 per $1,000 of rider face amount[34]	$0.14 per $1,000 of rider face amount[35]
Minimum Charge[36]		$0.01 per $1,000 of rider face amount[34]	$0.01 per $1,000 of rider face amount[35]
Initial Charge for a male insured, issue age 40		$0.02 per $1,000 of rider face amount[34]	$0.02 per $1,000 of rider face amount[35]
Inflation Fighter Rider[37]	After rider generates annual increases to Policy specified amount	See listings in tables above for:	See listings in tables above for:
		Cost of insurance	Cost of insurance
		Monthly per unit charge	Monthly per unit charge
		Surrender charge	Surrender charge

37Scheduled annual increases in specified amount generated by this rider will create a new layer of cost of insurance charges, monthly per unit charges and surrender charges under the Policy. Each new layer of surrender charges and monthly per unit charges resulting from the scheduled annual increase in specified amount will be based on the amount of increase, age at time of increase and the Policy duration from date of increase. Each new layer of cost of insurance charge is based on, among other factors, the age of the insured at Policy issue and the duration of the Policy at the time of the increase.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

The table below describes the fees and expenses that you will pay when buying and owning a WRL Xcelerator Exec Policy (the “Exec Policy”), paying premiums or transferring Policy cash value among the subaccounts or the fixed account.

Transaction Fees for the

EXEC POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Premium Expense Charge	Upon payment of each premium	0% of premium payments in the first Policy year, 3% of premium payments thereafter	0% of premium payments in the first Policy year; 3% of premium payments thereafter
Transfer Charge[2]	Upon transfer	$25 for each transfer in excess of 12 per Policy year	$25 for each transfer in excess of 12 per Policy year
Living Benefit Rider (an Accelerated Death Benefit)[3]	When rider is exercised	Discount Factor	Discount Factor

1The Company reserves the right at any time to change the current charge but never to exceed the guaranteed charge.

2 The first 12 transfers per Policy year are free.

3 We do not assess an administrative charge for this rider, however, if the rider is exercised, we do reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount rate is equal to the current yield on 90-Day U.S. Treasury bills or the Policy loan interest rate, whichever is greater. Please see footnote 13 for a description of the loan rate. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death Benefit)” in this prospectus.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

The table below describes the fees and expenses that you will pay periodically during the time you own the Exec Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses for the

EXEC POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$8.00 per month during the first Policy year; thereafter, $15.00 per month through age 99; and $0 per month starting at age 100.	$8.00 per month through age 99; and $0 starting at age 100.
Cost of Insurance[4]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100
(without Extra Ratings) [5]
Maximum Charge[6]		$83.33 per $1,000 of net amount at risk per month[7]	$42.05 per $1,000 of net amount at risk per month[7]
Minimum Charge		$0.08 per $1,000 of net amount at risk per month[7],[8]	$0.01 per $1,000 of net amount at risk per month[7],[9]

4 Cost of insurance charges are based on a number of factors including, but not limited to: the insured’s issue age, gender, underwriting class, specified amount, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. Cost of insurance rates are generally lower for each higher band of specified amount. For example, band 3 (specified amounts of $500,000—$999,999) generally has lower cost of insurance rates than those of band 2 (specified amounts of $250,000—$499,999). For Exec Policy: The current cost of insurance rates for the first Policy year are fixed at issue and we guarantee not to change them. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

5 We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, we may add a surcharge to the cost of insurance rates up to a total charge of $83.33 monthly per $1,000 of net amount at risk.

6 This maximum charge is based on an insured with the following characteristics: male, age 25 at issue, expedited simplified issue tobacco class, and in the 75th Policy year. This maximum charge may also apply to insureds with other characteristics.

7 The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

8 This minimum charge is based on an insured with the following characteristics: female, age 18 at issue, and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

9 This minimum charge is based on an insured with the following characteristics: female, age 27 at issue, select non-tobacco class, and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the

EXEC POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Cost of Insurance (without Extra Ratings) continued

Initial Charge for a male insured, issue age 50, in the non-tobacco use class		$0.59 per $1,000 of net amount at risk per month[7]	$0.09 per $1,000 of net amount at risk per month[7]
Monthly Per Unit Charge[10]	Monthly, on and after the Policy date, and on any increase in specified amount until the insured reaches age 100

Maximum Charge[11]		$6.34 per $1,000 of specified amount per month	$6.34 per $1,000 of specified amount per month

Minimum Charge[12]		$0.10 per $1,000 of specified amount per month	$0.10 per $1,000 of specified amount per month

Initial Charge for a male insured, issue age 50 in the non-tobacco class, band 2		$0.27 per $1,000 of specified amount per month	$0.27 per $1,000 of specified amount per month
Mortality and Expense Risk Charge	Daily	Annual rate of 0.75% for Policy years 1 – 15, and 0.30% for Policy years 16+, of daily net assets of each subaccount in which you are invested	Annual rate of 0.75% for Policy years 1 – 15, and 0.00% for Policy years 16+, of daily net assets of each subaccount in which you are invested
Loan Interest Spread[13]	On Policy anniversary or earlier, as applicable[14]	1.0% (effective annual rate)	0.75% (effective annual rate)

10 Currently, we plan to deduct this charge for the first 8 Policy years and during the first 8 Policy years from the date of any increase in specified amount. We will notify you if we extend the period during which we will assess the monthly per unit charge. We guarantee this charge will not be assessed beyond the Policy anniversary when the insured attains age 100. We deduct the monthly per unit charge on each Monthiversary as part of the monthly deductions based on the insured’s age, gender and risk classification, and the Policy duration and specified amount band on the Policy date or on the date of any increase.

11 This maximum charge is based on an insured with the following characteristics: male, age 80 at issue, with an initial specified amount less than $250,000 (Band 1) and in the second Policy year. This maximum charge may also apply to insureds with other characteristics.

12 This minimum charge is based on an insured with the following characteristics: male, age 18 at issue, standard non-tobacco class, with an initial specified amount of $1,000,000 or higher (Band 4) and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

13 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we currently apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. After attained age 100, all loans will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

14 While a Policy loan is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 AND ISSUED BEFORE JANUARY 1, 2009

Periodic Charges Other Than Portfolio Operating Expenses for the

EXEC POLICY
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]

Optional Rider Charges:[15]
Disability Waiver of Monthly Deductions Rider[16]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60

Maximum Charge[17]		$0.39 per $1,000 of the Policy’s net amount at risk per month[7]	$0.39 per $1,000 of the Policy’s net amount at risk per month[7]

Minimum Charge[18]		$0.03 per $1,000 of the Policy’s net amount at risk per month[7]	$0.03 per $1,000 of the Policy’s net amount at risk per month[7]

Initial Charge for a male insured, issue age 50		$0.13 per $1,000 of base Policy net amount at risk per month[7]	$0.13 per $1,000 of base Policy net amount at risk per month[7]

Disability Waiver of Premium Rider[19]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 60

Maximum Charge[20]		$1.61 per $10 monthly rider benefit	$1.61 per $10 monthly rider benefit

Minimum Charge[21]		$0.28 per $10 monthly rider benefit	$0.28 per $10 monthly rider benefit

Initial Charge for a male insured, issue age 50		$1.13 per $10 monthly rider benefit	$1.13 per $10 monthly rider benefit

15 Optional Rider Cost of insurance charges are based on a number of factors including, but not limited to: each insured’s issue age, gender, underwriting class, Policy year and rider face amount. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

16 Disability Waiver of Monthly Deductions Rider charges are based on the primary insured’s issue age, gender and net amount at risk. The charges shown are for the Exec Policy only (i.e., without riders and other benefits). The addition of other riders and benefits would increase these charges. This charge does not vary once it is added to the Exec Policy. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative. This rider is only available on fully underwritten policies.

17 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

18This minimum charge is based on an insured with the following characteristics: male, age 25 at issue. This minimum charge may also apply to insureds with other characteristics.

19 The charge for this rider is based on the primary insured’s issue age, gender and amount of monthly rider benefit. This rider is only available on fully underwritten policies

20 This maximum charge is based on an insured with the following characteristics: female, age 55 at issue. This maximum charge may also apply to insureds with other characteristics.

21 This minimum charge is based on an insured with the following characteristics: male, age 18 at issue. The minimum charge may also apply to insureds with other characteristics.

For information concerning compensation paid for the sale of the Policy, please see “Sale of the Policies.”

Range of Expenses for the Portfolios1, 2

The next table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2011. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.35%	2.09%
Net Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses, after contractual waiver of fees and expenses)[3]	0.35%	1.70%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2011. Current or future expenses may be greater or less than those shown.

2 The table showing the range of expenses for the portfolios takes into account the expenses of several Transamerica Series Trust asset allocation portfolios and the Franklin Templeton VIP Founding Funds Allocation Fund that are each a “fund of funds.” A “fund of funds” portfolio typically allocates its assets, within predetermined percentage ranges, among certain other Fund portfolios and affiliated Fund portfolios (each such portfolio an “Acquired Fund”). Each “fund of funds” has its own set of operating expenses, as does each of the portfolios in which it invests. In determining the range of portfolio expenses, Western Reserve took into account the information received from the Fund groups on the combined actual expenses for each of the “fund of funds” and for the portfolios in which it invests. The combined expense information includes the Acquired Fund (i.e., the underlying fund’s) fees and expenses for the Transamerica Series Trust asset allocation portfolios and the Franklin Templeton VIP Founding Funds Allocation Fund. See the prospectuses for the Transamerica Series Trust and the Franklin Templeton VIP Founding Funds Allocation Fund for a presentation of the applicable Acquired Fund fees and expenses.

3 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 39 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2013.

WESTERN RESERVE, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS

WESTERN RESERVE

Western Reserve Life Assurance Co. of Ohio (“Western Reserve”), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy.

FINANCIAL CONDITION OF THE COMPANY

The benefits under your Policy are paid by Western Reserve from its General Account assets and/or your cash value held in the Company’s Separate Account. It is important that you understand that payment of the benefits is not guaranteed and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your cash value that is allocated to the subaccounts of the separate account. Your cash value in those subaccounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account. You also may be permitted to make allocations to the fixed account, which is supported by the assets in our general account. See “The Fixed Account.” Any guarantees under the Policy that exceed your cash value, such as those associated with the Policy’s death benefit, are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of cash value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the Policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account to our policyowners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and cash value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policyowners or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information. We encourage both existing and prospective policyowners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance - as well as the financial statements of the separate account—are located in the Statement of Additional Information (SAI). The SAI is available at no charge by writing to our mailing address - Western Reserve Life Assurance Co. of Ohio, 4333 Edgewood Rd. NE, Cedar Rapids, IA 52499 - or by calling us at (800) 851-9777, or by visiting our website www.westernreserve.com. In addition, the SAI is available on the SEC’s website at http://www.sec.gov. Our financial strength ratings, which reflect the opinions of leading independent rating agencies of WRL’s ability to meet its obligations to its policy owners, are available on our website and the websites of these Nationally Recognized Statistical Ratings Organizations--A.M. Best Company (www.ambest.com), Moody’s Investors Service (www.moodys.com) Standard & Poor’s (www.standardandpoors.com) and Fitch Ratings (www.fitchratings.com).

THE SEPARATE ACCOUNT

The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount’s own investment experience and not the investment experience of our other assets. The separate account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Changes to the Separate Account. As permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

—	Remove, combine, or add subaccounts and make the combined or new subaccounts available for allocation of net premiums.
—	Combine the separate account or any subaccount(s) with one or more different separate account(s) or subaccount(s).
—	Close certain subaccounts to allocations of new net premiums by current or new policyowners at any time at our discretion.
—	Transfer assets of the separate account or any subaccount, which we determine to be associated with the class of policies to which the Policy belongs, to another separate account or subaccount.
—	Operate the separate account as a management company under the 1940 Act, or as any other form of investment company permitted by law.
—	Establish additional separate accounts or subaccounts to invest in new portfolios of the funds.
—	Manage the separate account at the direction of a committee.
—	Endorse the Policy, as permitted by law, to reflect changes to the separate account and subaccounts as may be required by applicable law.
—	Change the investment objective of a subaccount.
—	Substitute, add, or delete fund portfolios in which subaccounts currently invest net premiums, to include portfolios of newly designated funds. (Fund portfolios will not be added, deleted or substituted without prior approval of the SEC to the extent required by the 1940 Act or other applicable laws.)

—	Fund additional classes of variable life insurance policies through the separate account.
—	Restrict or eliminate any voting privileges of owners or other persons who have voting privileges in connection with the operation of the separate account.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the laws. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

In addition, the portfolios that sell their shares to the subaccounts may discontinue offering their shares to the subaccounts.

THE FIXED ACCOUNT

The fixed account is part of Western Reserve’s general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, Western Reserve has sole discretion over the investment of the fixed account’s assets. Western Reserve bears the full investment risk for all amounts contributed to the fixed account. Please see the section above entitled “Risks of Managing General Account Assets.” Western Reserve guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 2.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. We have no formula for determining fixed account interest rates in excess of the guaranteed rate or any duration for such rates.

Money you place in the fixed account will begin earning interest credited daily and compounded annually at the current interest rate in effect at the time of your allocation. Unless otherwise required by state law, we may restrict your allocations and transfers to the fixed account if the fixed account value, excluding the loan reserve, following the allocation or transfer would exceed $250,000. (This restriction does not apply to any transfers to the fixed account necessary in the exercise of conversion rights). We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a current interest rate higher than the guaranteed rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the “guarantee period”) unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 2.0% during any guarantee period at our sole discretion. You bear the risk that interest we credit will not exceed 2.0%.

We allocate amounts from the fixed account for cash withdrawals, transfers to the subaccounts or monthly deductions charges on a first in, first out basis (“FIFO”) for the purpose of crediting interest. Note: Adverse consequences such as a change in your tax status, a reduction in the Policy’s specified amount, its death benefit and the Policy’s cash value may result if you take early withdrawals from the fixed account.

New Jersey: If your Policy was issued in the State of New Jersey, the fixed account is not available to you as an investment option. You may not direct or transfer any premiums or cash value to the fixed account as an investment option. The fixed account is available to you only in connection with Policy loans.

The fixed account has not been registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

THE PORTFOLIOS

The separate account invests in shares of the portfolios of a fund. Each portfolio is an investment division of a fund, which is an open-end investment management company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or loss of one portfolio has no effect on the investment performance of any other portfolio. Pending any required approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

Each portfolio’s investment objective(s) and policies are summarized below. There is no assurance that any of the portfolios will achieve its stated objective(s). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager. If you elect the Focus Policy, you must invest in a limited number of specified portfolios during the first Policy year. See the description of the Focus Policy for more details.

You can find more detailed information about the portfolios, including a description of risks, in the fund prospectuses. You may obtain a free copy of the fund prospectuses by contacting us at our administrative office at 1-800-851-9777 or visiting our website at www.westernreserve.com. You should read the fund prospectuses carefully. Note: If you received a summary prospectus for a portfolio listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
TRANSAMERICA SERIES TRUST:
Transamerica AEGON Active Asset Allocation – Conservative VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks current income and preservation of capital.
Transamerica AEGON Active Asset Allocation – Moderate Growth VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation with current income as a secondary objective.
Transamerica AEGON Active Asset Allocation – Moderate VP1	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation and current income.
Transamerica AEGON High Yield Bond VP2	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks a high level of current income by investing in high yield debt securities.
Transamerica AEGON Money Market VP3	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks maximum current income from money market securities consistent with liquidity and preservation of principal.
Transamerica AEGON U.S. Government Securities VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks to provide as high a level of total return as is consistent with prudent investment strategies.
Transamerica AllianceBernstein Dynamic Allocation VP	Transamerica Asset Management, Inc. AllianceBernstein, LLP	Seeks capital appreciation and current income.
Transamerica Asset Allocation – Conservative VP4	Transamerica Asset Management, Inc.	Seeks current income and preservation of capital.

1Each of these asset allocation portfolios is a fund-of-funds and invests in a combination of underlying Exchange Traded Funds (“ETFs”). Please see the portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

2Under normal market conditions, this portfolio invests at least 80% of its net assets in credit default swaps and other financial instruments that in combination have economic characteristics similar to the high yield debt (“junk bonds”) market and/or in high yield debt securities.

3There can be no assurance that the Transamerica AEGON Money Market VP portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the Transamerica AEGON Money Market VP subaccount may become extremely low and possibly negative.

4Each of these asset allocation portfolios is a fund of funds and invests in a combination of underlying Transamerica Series Trust and Transamerica Funds portfolios. Please see the portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
Transamerica Asset Allocation – Growth VP4	Transamerica Asset Management, Inc.	Seeks long-term capital appreciation.
Transamerica Asset Allocation – Moderate Growth VP4	Transamerica Asset Management, Inc.	Seeks capital appreciation with current income as a secondary objective.
Transamerica Asset Allocation – Moderate VP4	Transamerica Asset Management, Inc.	Seeks capital appreciation and current income.
Transamerica BlackRock Global Allocation VP5	Transamerica Asset Management, Inc. BlackRock Investment Management, LLC	Seeks high total investment return.
Transamerica BlackRock Large Cap Value VP	Transamerica Asset Management, Inc. BlackRock Investment Management, LLC	Seeks long-term capital growth.
Transamerica BlackRock Tactical Allocation VP6	Transamerica Asset Management, Inc. BlackRock Investment Management, LLC	Seeks capital appreciation with current income as a secondary objective.
Transamerica Clarion Global Real Estate Securities VP	Transamerica Asset Management, Inc. CBRE Clarion Real Estate Securities, L.P.	Seeks long-term total return from investments primarily in equity securities of real estate companies. Total return consists of realized and unrealized capital gains and losses plus income.
Transamerica Efficient Markets VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, Inc.	Seeks capital appreciation while seeking income as a secondary objective.
Transamerica Hanlon Balanced VP7	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks current income and capital appreciation.
Transamerica Hanlon Growth and Income VP7	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks long-term capital appreciation and some current income.

5This portfolio is a fund of funds and invests its assets in an underlying mutual fund, BlackRock Global Allocation V.I. Fund of the BlackRock Variable Series Fund, Inc. Please see the portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

6This portfolio is a fund of funds and invests in a combination of underlying Transamerica Series Trust portfolios and certain funds of Transamerica Funds. Please see the portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

7This portfolio utilizes both a tactical asset allocation strategy and a strategic asset allocation strategy to seek to achieve its objective by investing in underlying funds that consist of ETFs and money market mutual funds. Please see the portfolio’s prospectus for a complete description of the portfolio’s investment strategies and the risks of investing in the portfolio.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
Transamerica Hanlon Growth VP7	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks long-term capital appreciation.
Transamerica Hanlon Income VP7,8	Transamerica Asset Management, Inc. Hanlon Investment Management, Inc.	Seeks conservative stability.
Transamerica Index 50 VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks to balance capital appreciation and income.
Transamerica Index 75 VP	Transamerica Asset Management, Inc. AEGON USA Investment Management, LLC	Seeks capital appreciation as a primary objective and income as a secondary objective.
Transamerica International Moderate Growth VP4	Transamerica Asset Management, Inc.	Seeks capital appreciation with current income as a secondary objective.
Transamerica JPMorgan Core Bond VP	Transamerica Asset Management, Inc. JPMorgan Investment Advisors Inc.	Seeks total return, consisting of income and capital appreciation.
Transamerica JPMorgan Enhanced Index VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks to earn a total return modestly in excess of the total return performance of the Standard & Poor’s 500 Composite Stock Index (“S&P 500”) (including the reinvestment of dividends) while maintaining a volatility of return similar to the S&P 500.
Transamerica JPMorgan Tactical Allocation VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc.	Seeks current income and preservation of capital.
Transamerica Janus Balanced VP9	Transamerica Asset Management, Inc. Janus Capital Management LLC	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Transamerica Jennison Growth VP	Transamerica Asset Management, Inc. Jennison Associates, LLC.	Seeks long-term growth of capital.

8Formerly, Transamerica Hanlon Managed Income VP.

9Formerly, Transamerica Foxhall Global Commodities & Hard Asset VP.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
Transamerica MFS International Equity VP	Transamerica Asset Management, Inc. MFS® Investment Management	Seeks capital growth.
Transamerica Morgan Stanley Capital Growth VP	Transamerica Asset Management, Inc. Morgan Stanley Investment Management Inc.	Seeks to maximize long-term growth.
Transamerica Morgan Stanley Mid-Cap Growth VP	Transamerica Asset Management, Inc. Morgan Stanley Investment Management Inc.	Seeks capital appreciation.
Transamerica Multi-Managed Balanced VP	Transamerica Asset Management, Inc. J. P. Morgan Investment Management Inc. BlackRock Financial Management, Inc.	Seeks to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.
Transamerica Multi Managed Large Cap Core VP	Transamerica Asset Management, Inc. Morgan Stanley Investment Management, Inc.	Seeks to provide high total return.
Transamerica PIMCO Total Return VP	Transamerica Asset Management, Inc. Pacific Investment Management Company LLC	Seeks maximum total return consistent with preservation of capital and prudent investment management.
Transamerica Systematic Small/Mid Cap Value VP	Transamerica Asset Management, Inc. Systematic Financial Management L.P.	Seeks to maximize total return.
Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc. T. Rowe Price Associates, Inc.	Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.
Transamerica Third Avenue Value VP	Transamerica Asset Management, Inc. Third Avenue Management LLC	Seeks long-term capital appreciation.
Transamerica WMC Diversified Growth VP	Transamerica Asset Management, Inc. Wellington Management Company, LLP	Seeks to maximize long-term growth.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
FIDELITY FUNDS:

Fidelity VIP Index 500 Portfolio	Fidelity Management & Research Company	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor’s 500SM Index.
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.:
AllianceBernstein Balanced Wealth Strategy Portfolio	AllianceBernstein L.P.	Seeks to maximize total return.
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:
Franklin Templeton VIP Founding Funds Allocation Fund[10]	See Footnote 11	Seeks capital appreciation with a secondary goal of income.
PROFUNDS:
ProFund VP Asia 30[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Asia 30 Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Basic Materials[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Basic Materials Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Bull[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P 500 Index SM. The fund does not seek to achieve its stated objective over a period of time greater than one day.

10This portfolio is a fund of funds and invests in a combination of Class 1 shares of the Franklin Income Securities Fund, Mutual Shares Securities Fund and Templeton Growth Securities Fund. Please see the portfolio’s prospectus for a description of the investment strategy and the risks associated with investing in the portfolio.

11Franklin Templeton Services, LLC is the portfolio’s administrator; the portfolio does not have an investment manager nor does it pay any investment management fees.

12The ProFunds VP and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust VP portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and Access Trust VP portfolios will bear additional investment risks. See the ProFunds VP or Access Trust prospectus for a description of the investment objectives and risks associated with investing in the ProFunds or Access Trust VP portfolios.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
ProFund VP Consumer Services[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Consumer Services Index®. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Emerging Markets[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Bank of New York Emerging Markets 50 ADR Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Europe 30[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the ProFunds Europe 30 Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Falling U.S. Dollar[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the U.S. Dollar Index (USDX) ®. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Financials[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Financials Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP International[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.

12The ProFunds VP and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust VP portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and Access Trust VP portfolios will bear additional investment risks. See the ProFunds VP or Access Trust prospectus for a description of the investment strategies and risks associated with investing in the ProFunds or Access Trust VP portfolios.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
ProFund VP Japan[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Nikkei 225 Stock Average. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Mid-Cap[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P MidCap 400 Index®. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Money Market[12,13]	ProFund Advisors LLC	Seeks a high level of current income consistent with liquidity and preservation of capital. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP NASDAQ-100[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the NASDAQ-100 Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Oil & Gas[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Oil & Gas Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Pharmaceuticals[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Pharmaceuticals Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.

12The ProFunds VP and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust VP portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and Access Trust VP portfolios will bear additional investment risks. See the ProFunds VP or Access Trust prospectus for a description of the investment strategies and risks associated with investing in the ProFunds or Access Trust VP portfolios.

13There can be no assurance that the ProFund VP Money Market portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the ProFund VP Money Market subaccount may become extremely low and possibly negative.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
ProFund VP Precious Metals[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones Precious Metals Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Short Emerging Markets[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Bank of New York Emerging Markets 50 ADR Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Short International[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Short NASDAQ-100[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the NASDAQ-100 Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Short Small-Cap[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the Russell 2000 Index.
ProFund VP Small-Cap[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Russell 2000 Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.

12The ProFunds VP and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust VP portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and Access Trust VP portfolios will bear additional investment risks. See the ProFunds VP or Access Trust prospectus for a description of the investment strategies and risks associated with investing in the ProFunds or Access Trust VP portfolios.

Portfolio	Investment Adviser/Sub- Adviser	Investment Objective
ProFund VP Small-Cap Value[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the S&P SmallCap 600®/Citigroup Value Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Telecommunications[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Telecommunications Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP UltraNASDAQ-100[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the NASDAQ-100® Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP UltraSmall-Cap[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Russell 2000 Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP U.S. Government Plus[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times (125%) the daily price movement of the most recently issued 30-year U.S. Treasury Bond. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ProFund VP Utilities[12]	ProFund Advisors LLC	Seeks daily investment results, before fees and expenses, that correspond to the daily performance of the Dow Jones U.S. Utilities Index. The fund does not seek to achieve its stated objective over a period of time greater than one day.
ACCESS TRUST:
Access VP High Yield Fund[12,14]	ProFund Advisors LLC	Seeks to provide investment results that correspond generally to the total return of the high yield market consistent with maintaining reasonable liquidity.

12The ProFunds VP and Access Trust portfolios permit frequent transfers. Frequent transfers may increase portfolio turnover. A high level of portfolio turnover may negatively impact performance by increasing transaction costs. In addition, large movements of assets into and out of a ProFunds or Access Trust VP portfolio may negatively impact a fund’s ability to achieve its investment objective or maintain a consistent level of operating expenses. See “Disruptive Trading and Market Timing.” Some ProFunds or Access Trust VP portfolios may use investment techniques not associated with most mutual fund portfolios. Investors in the ProFunds and Access Trust VP portfolios will bear additional investment risks. See the ProFunds VP or Access Trust prospectus for a description of the investment strategies and risks associated with investing in the ProFunds or Access Trust VP portfolios.

14Under normal market conditions, this portfolio invests at least 80% of its net assets in credit default swaps and other financial instruments that in combination have economic characteristics similar to the high yield debt (“junk bonds”) market and/or in high yield debt securities.

Transamerica Asset Management, Inc. (“Transamerica Asset”), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is directly owned by Western Reserve (77%) and AUSA Holding Company (23%), and serves as investment adviser to the Transamerica Series Trust (“Series Trust”) and manages the Series Trust in accordance with policies and guidelines established by the Series Trust’s Board of Trustees. For certain portfolios, Transamerica Asset has engaged investment sub-advisers to provide portfolio management services. Transamerica Asset and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Series Trust prospectuses for more information regarding Transamerica Asset and the investment sub-advisers.

Fidelity Management & Research Company (“FMR”), located at 82 Devonshire Street, Boston, Massachusetts 02109, serves as investment adviser to the Fidelity VIP Fund and manages the Fidelity VIP Fund in accordance with policies and guidelines established by the Fidelity VIP Fund’s Board of Trustees. For certain portfolios, FMR has engaged investment sub-advisers to provide portfolio management services with regard to foreign investments. FMR and each sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Fidelity VIP Funds prospectus for more information regarding FMR and the investment sub-adviser.

ProFund Advisors LLC (“ProFund Advisors”), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment adviser and provides management services to all of the ProFunds and Access Trust portfolios. ProFund Advisors oversees the investment and reinvestment of the assets in each ProFunds or Access Trust portfolio in accordance with policies and guidelines established by the ProFunds’ or the Access Trust’s Board of Trustees. ProFund Advisors is a registered investment adviser under the Investment Advisers Act of 1940, as amended. See the respective ProFunds and/or Access Trust prospectuses for more information regarding ProFund Advisors.

AllianceBernstein L.P., (“AllianceBernstein”), located at 1345 Avenue of the Americas, New York, New York 10105 serves as investment adviser to the Alliance Bernstein Variable Products Series Fund, Inc. and manages the AllianceBernstein Balanced Wealth Strategy Portfolio in accordance with the policies and guidelines established by the AllianceBernstein Board of Directors. Please see the prospectus for the portfolio for more information regarding AllianceBernstein L.P.

Franklin Advisers, L.P. (“Franklin”), located at One Franklin Parkway, San Mateo, California 94403 serves as investment adviser to the Franklin Templeton Variable Insurance Products Trust and manages the Franklin Templeton VIP Founding Funds Allocation Fund. Franklin Templeton Services, LLC (“FT Services”) serves as administrator for the portfolio and provides certain administrative services and facilities for the adviser, and oversees rebalancing of the portfolio’s assets. FT Services is paid a fee for its services from the portfolio. Franklin oversees the investment and reinvestment of the portfolio’s assets in accordance with policies and guidelines established by the Trust’s Board of Trustees. Please see the portfolio’s prospectus for more information regarding Franklin and FT Services.

SELECTION OF UNDERLYING PORTFOLIOS

The underlying portfolios offered through this product are selected by Western Reserve and Western Reserve may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the portfolio can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, please refer to the section of this prospectus entitled “Revenue We Receive.”) We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from policyowners. We have included the Series Trust portfolios at least in part because they are managed by Transamerica Asset, our directly owned subsidiary.

You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the portfolios, including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your Policy resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse any particular portfolio and we do not provide investment advice.

ADDITION, DELETION, OR SUBSTITUTION OF PORTFOLIOS

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, as long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

CHARGES AND DEDUCTIONS

This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.

Services and benefits we provide under the Policy:	• The death benefit, cash and loan benefits.
• Investment options, including premium allocations.
• Administration of elective options.
• The distribution of reports to owners.

Costs and expenses we incur:	• Costs associated with processing and underwriting.
• Expenses of issuing and administering the Policy (including any Policy riders).
• Overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies.
• Other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume:	• That the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate.
• That the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

Some or all of the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

PREMIUM EXPENSE CHARGE

Before we allocate the net premium payments you make, we will deduct the following premium expense charge.

The premium expense charge is equal to:	• 0% of all premium payments in the first year and 3.0% of all premiums you pay thereafter.

•    Some or all of the premium expense charges we deduct are used to pay the aggregate Policy costs and expenses we incur, including distribution costs and/or state premium taxes. Although state premium tax rates imposed on us vary from state to state, the premium expense charge we deduct will not vary with the state of residence of the policyowner.

MONTHLY DEDUCTIONS

We take monthly deductions from the cash value on the Policy date and on each Monthiversary prior to attained age 100. We deduct this charge on a pro rata basis from all such accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). Because portions of the monthly deductions (such as cost of insurance) can vary monthly, the monthly deductions will also vary.

The monthly deductions are equal to:	• The monthly Policy charge for the Policy; plus
• The monthly cost of insurance charge for the Policy (including any surcharge associated with flat or table substandard ratings); plus
• The monthly per unit charge for the Policy; plus
• The portion of the monthly deductions for any benefits provided by riders attached to the Policy; plus
• Any decrease charge (if applicable) incurred as a result of a decrease in the specified amount.

Monthly Policy Charge (for Policies applied for on or after October 30, 2008):

• This charge currently equals $10.00 each Policy month through insured’s attained age 99, and $0 starting at age 100. After the first Policy year, we may increase this charge.
• We guarantee this charge will never be more than $12.00 per month through age 99 and will be $0 starting at insured’s attained age 100.
• This charge is used to cover aggregate Policy expenses.

Monthly Policy Charge (for Policies applied for before October 30, 2008 and issued before January 1, 2009):

• This charge currently equals $8.00 each Policy month through insured’s attained age 99, and $0 starting at age 100. After the first Policy year, we may increase this charge.
• We guarantee this charge will never be more than $15.00 per month through age 99 and will be $0 starting at insured’s attained age 100.
• This charge is used to cover aggregate Policy expenses.

Cost of Insurance Charge:

We deduct this charge each month. It varies each month and is determined for the Policy as follows:

1.      Reduce the death benefit on the Monthiversary by the cash value on the Monthiversary after it has been allocated among the layers of specified amount in force in the following order: first, initial specified amount, then, each increase in specified amount starting with the oldest increase, then the next oldest, successively, until all cash value has been allocated (the resulting amounts are the net amount at risk for each layer of specified amount).

2. Multiply each layer of net amount at risk provided under 1. (above) by the appropriate monthly cost of insurance rate for that layer; and add the results together.

BASE POLICY:

Your monthly current cost of insurance rate depends, in part, on your specified amount band. The specified amount bands available are:

> Band 1: $50,000 - $499,999

> Band 2: $500,000 - $999,999

> Band 3: $1,000,000 or more

• The current Policy cost of insurance rates for the first three (3) Policy years are fixed at issue and we guarantee not to change them.
• Cost of insurance rates are generally lower for each higher band of specified amount.

•   We determine your specified amount band by referring to the specified amount in force for the Policy (that is, the initial specified amount on the Policy date, plus any increases, and minus any decreases).

FOCUS POLICY:

Your monthly current cost of insurance rate depends, in part, on your specified amount band:

• The specified amount bands available under the Focus Policy are:

> Band 2: $500,000 -$999,999
> Band 3: $1,000,000 or more

• The current Policy cost of insurance rates for the first three (3) Policy years are fixed at issue and we guarantee not to change them.
• Cost of insurance rates are generally lower for each higher band of specified amount.

•   We determine your specified amount band by referring to the specified amount in force for your Policy (that is, the initial specified amount on the Policy date, plus any increases, and minus any decreases).

EXEC POLICY:

• The specified amount bands available under the Xcelerator Exec Policy are:

> Band 1: $100,000- $249,999
> Band 2: $250,000-$499,999
> Band 3: $500,000-$999,999
> Band 4: $1,000,000 or more
• The cost of insurance charge is deducted monthly and is determined the same way as specified in 1 and 2 above; and
• Cost of insurance rates are based on different guaranteed rates and are not based on specified amount band.

• The current Exec Policy cost of insurance rates for the first Policy year are fixed at issue and we guarantee not to change them.
Monthly Per Unit Charge:

This charge equals:

> The monthly per unit charge for the specified amount on the Policy date; plus
> The monthly per unit charge for any in-force riders on the Policy that have a monthly per unit charge; plus
> The monthly per unit charge for each increase in specified amount caused by either a rider or a requested increase; minus
> The monthly per unit charge for any specified amount that has been decreased.

•   Currently we deduct this charge each month during the first 8 years from the Policy date, and 8 years following the date of any increase in specified amount or the addition of any rider. We guarantee the duration of this charge to be no more than 20 years following the Policy date for the Base and Focus Policies, and no more than 20 years following the date of any increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider) for the Base and Focus Policies. For an Exec Policy, the guaranteed duration of this charge is to age 100.

•   The monthly per unit charge that is set on the Policy date is based on the issue age of the insured and the applicable specified amount rate band then in effect. A separate monthly per unit charge is assessed for up to 20 years (Base and Focus policies) following each increase in specified amount and the rate of that charge is based on the insured’s age and rate band in effect at the time of any increase in specified amount.

•   For an Exec Policy, the guaranteed duration of this charge is to age 100.The rate of the monthly per unit charge applied under your Policy depends on the application date and/or issue date of your Policy.

•   Each month the applicable specified amount rate band then in effect is used to determine the rate at which the monthly per unit charge will be calculated for each layer of specified amount in force on the Policy. The Focus Policy offers lower monthly per unit charges provided that the year one allocation percent remains constant.

•   We also deduct this charge for any Primary Insured Rider Plus or Other Insured Rider attached to the Base Policy or Focus Policy, which may be at a lower level of charge than is applied to the Policy.

Optional Insurance Riders:
• The monthly deductions will include charges for any optional insurance benefits you add to your Policy by rider.

To determine the monthly cost of insurance rates, we refer to a schedule of current cost of insurance rates and consider a number of factors, including, but not limited to: the insured’s issue age on the Policy date; issue age at the time of any requested increase in specified amount; specified amount band; gender; underwriting class; and the length of time from the Policy date or from the date of any requested increase in specified amount. The factors that affect the net amount at risk for each layer of specified amount include the investment performance of the portfolios in which you invest; payment of premiums; the fees and charges deducted under the Policy; the death benefit option you chose; as well as any Policy transactions (such as loans, cash withdrawals, transfers, and changes in specified amount). The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and expenses. Monthly cost of insurance rates may be changed by us from time to time. The actual rates we charge will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. For Policies applied for on or after October 30, 2008, these guaranteed rates are based on the 2001 C.S.O. Tables and the insured’s attained age, gender, and underwriting class; for

Policies applied for before October 30, 2008 and issued before January 1, 2009, these guaranteed rates are based on the 1980 C.S.O. Tables and the insured’s attained age, gender, and underwriting class. For non substandard rate classes, these guaranteed rates will never be greater than the rates in the 2001 or 1980 C.S.O. Tables that are relevant to your Policy.

If you increase the specified amount, different monthly cost of insurance rates may apply to that layer of specified amount, based on the insured’s age and underwriting class at the time of the increase, gender, and the length of time since the increase. Increases in specified amount may move the Policy into a higher specified amount band, resulting in a decrease in the rates for the cost of insurance charge and monthly per unit charges And possibly the premium expense charges because premium expense charges are based on the specified amount in force on the Base Policy at the time the premium is received.

Decreases in specified amount may cause the Policy to drop into a lower band of specified amount and may result in an increase in the rates for the cost of insurance and monthly per unit charges. Decreases in specified amount will be applied on a last-in, first-out basis to the specified amount in force, and will first reduce the specified amount provided by the most recent increase in specified amount in force, then reduce the next most recent increases, successively, and thereafter reduce the initial specified amount.

If you have selected the Inflation Fighter Rider (for Base and Focus policies) and you request a decrease in specified amount of your Policy, you will forfeit any future increases in specified amount generated by that rider.

The underwriting class of the insured will affect the cost of insurance rates. We use a standard method of underwriting in determining underwriting classes, which are based on the health of the insured. We currently place insureds into preferred and standard classes. We also place insureds into substandard classes with extra ratings, which reflect higher mortality risks and will result in higher cost of insurance rates. Examples of reasons an insured may be placed into an extra risk factor underwriting class include, but are not limited to, medical history, avocation, occupation, driving record, or planned future travel (where permitted by state law).

We may issue certain Policies on a simplified issue, guaranteed issue or expedited basis. Cost of insurance rates charged for any Policies issued on a simplified, guaranteed or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar Policy that we offer using different underwriting criteria.

The guaranteed cost of insurance rates under the riders are based on the same C.S.O. tables as the guaranteed cost of insurance rates applied to the Policy without riders , except that current rates are not guaranteed for any amount of time under the riders.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge from your Policy’s cash value in each subaccount that, together with other fees and charges, compensates us for services rendered, the expenses expected to be incurred and the risks assumed. This charge is equal to:

•	Your Policy’s cash value in each subaccount; multiplied by
•	The daily pro rata portion of the annual mortality and expense risk charge rate of up to 0.75%.

The annual rate for the mortality and expense risk charge is equal to 0.75% of the average daily net assets of each subaccount. We guarantee to reduce this charge to 0.30% after the first 15 Policy years. We may reduce this charge to 0.00% in the 16th Policy year, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.30% level after the 15th Policy year.

If this charge, combined with other Policy fees and charges, does not cover our total actual costs for services rendered and expenses incurred, we absorb the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. We expect to profit from these charges.

SURRENDER CHARGE (BASE AND FOCUS POLICIES)

If you surrender your Policy completely during the first 8 years (or during the 8-year period following an increase in specified amount), we deduct a surrender charge from your cash value and pay the remaining cash value (less any outstanding loan amount) to you.

The surrender charge is a charge for each $1,000 of the initial specified amount of your Policy and of each increase in specified amount. The surrender charge that will apply on a full surrender of the Policy is the total of the surrender charge calculated for the initial specified amount, and the surrender charges calculated for each increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider), unless there has been a reduction in specified amount for which a decrease charge was applied.

The initial specified amount has an 8-year surrender charge period starting on the Policy date and surrender charges that are based upon the insured’s issue age, gender and underwriting class on the Policy date. Each increase in specified amount has its own 8-year surrender charge period and surrender charges that are based upon the insured’s issue age, gender and underwriting class at the time of the increase.

There is no surrender charge if you wait until the end of the 8th Policy year to surrender your Policy and you have not selected the Inflation Fighter Rider and you have not increased your specified amount within the past 8 Policy years. The payment you receive is called the net surrender value. The formula we use reduces the surrender charge at older ages in compliance with state laws. The surrender charge helps us recover distribution expenses that we incur in connection with the Policy, including sales commissions paid to selling firms, and printing and advertising costs, as well as aggregate Policy expenses.

The surrender charge may be significant. You should evaluate this charge carefully before you consider a surrender. Under some circumstances the level of surrender charges might result in no net surrender value available if you surrender your Policy in the early Policy years. This will depend on a number of factors, but is more likely if:

•	You pay premiums equal to or not much higher than the minimum monthly guarantee premium shown in your Policy; and/or
•	Investment performance is low.

In addition, surrender charges that apply for 8 years after any increase in specified amount will likely significantly reduce your net surrender value.

The surrender charge for each layer of specified amount is calculated as:	• The surrender charge per $1,000 of specified amount in the layer (varies by issue age, gender and underwriting class on the Policy date or date of specified amount increase); multiplied by
• The number of thousands of specified amount in the layer; multiplied by
• The surrender charge factor.

The surrender charge per thousand is calculated separately for the initial specified amount and for each increase in specified amount, using the rates found in Appendix A-1 (for Policies applied for on or after October 30, 2008) and Appendix A-2 (for Policies applied for before October 30, 2008 and issued before January 1, 2009).

The surrender charge factor is also calculated separately for the initial specified amount and for each increase in specified amount in force (including specified amount increases generated by the Inflation Fighter Rider). The surrender charge factor varies by the insured’s issue age (on the Policy date or date of specified amount increase) and number of years since the Policy date or date of specified amount increase. In no event are the surrender charge factors any greater than those shown in the table below. We generally determine the surrender charge factor from the Policy date or date of specified amount increase to the surrender date, regardless of whether there were any prior lapses and reinstatements.

For Base Policies Applied For On Or After October 30, 2008

Surrender Charge Factors

End of Policy Year*	Factor for Issue Ages
	0-39	40-59	60-64	65-80	81-85
At Issue	1.00	1.00	1.00	1.00	1.00
1	1.00	1.00	.80	.80	.69
2.87		.75	.75	.70	.65
3.70		.70	.70	.65	.62
4.60		.60	.60	.60	.58
5.40		.40	.40	.40	.40
6.30		.30	.30	.30	.30
7.20		.20	.20	.20	.20
8.00		.00	.00	.00	.00

*The factor on any date other than a Policy anniversary, or anniversary of an increase in specified amount, will be determined proportionately using the factor at the end of the year prior to surrender and the factor at the end of the year of surrender.

Surrender Charge Example: Assume a male non-tobacco user purchases the Policy at issue age 30 with a specified amount of $100,000. The Policy is surrendered at the end of Policy year 5. The surrender charge per $1,000 of specified amount is $ 17.69. This is multiplied by the surrender charge factor of 0.40.

The surrender charge	=	The surrender charge per $1,000 ($ 17.69)
	x	The number of thousands of initial specified amount (100)
	x	The surrender charge factor (0.40)
	=	$ 707.60

For Focus Policies Applied For On Or After October 30, 2008

Surrender Charge Factors Issue Ages
End of Policy Year*	0-39	40-59	60-64	65-85
At Issue	1.000	1.000	1.000	1.000
1	1.000	1.000	0.800	0.800
2	0.870	0.750	0.750	0.700
3	0.700	0.700	0.700	0.650
4	0.600	0.600	0.600	0.600
5	0.400	0.400	0.400	0.400
6	0.300	0.300	0.300	0.300
7	0.200	0.200	0.200	0.200
8	0.000	0.000	0.000	0.000

*The factor on any date other than a Policy anniversary, or anniversary of an increase in specified amount, will be determined proportionately using the factor at the end of the year prior to surrender and the factor at the end of the year of surrender.

Surrender Charge Example: Assume a male non-tobacco user purchases the Policy at issue age 30 with a specified amount of $500,000. The Policy is surrendered at the end of Policy year 5. The surrender charge per $1,000 of specified amount is $ 11.94. This is multiplied by the surrender charge factor of 0.40.

The surrender charge	=	The surrender charge per $1,000 ($ 11.94)
	x	The number of thousands of initial specified amount (500)
	x	The surrender charge factor (0.40)
	=	$ 2,388.00

For Base and Focus Policies Applied For Before October 30, 2008 and Issued Before January 1, 2009

Surrender Charge Factors

Issue Ages

End of Policy Year*	0-39	40-59	60-80	81-85
At Issue	1.00	1.00	1.00	1.00
1	1.00	1.00	.80	.69
2.87		.75	.70	.65
3.70		.70	.65	.62
4.60		.60	.60	.58
5.40		.40	.40	.40
6.30		.30	.30	.30
7.20		.20	.20	.20
8+	.00	.00	.00	.00

*The factor on any date other than a Policy anniversary, or anniversary of an increase in specified amount, will be determined proportionately using the factor at the end of the year prior to surrender and the factor at the end of the year of surrender.

Surrender Charge Example: Assume a male non-tobacco user purchases the Policy at issue age 30 with a specified amount of $500,000. The Policy is surrendered at the end of Policy year 5. The surrender charge per $1,000 of specified amount is $21.60. This is multiplied by the surrender charge factor of .40.

The surrender charge	=	The surrender charge per $1,000 ($21.60)
	x	The number of thousands of initial specified amount (500)
	x	The surrender charge factor (.40)
	=	$4,320.00

DECREASE CHARGE (BASE AND FOCUS POLICIES)

If you decrease the specified amount during the first 8 Policy years (or during the 8-year period following an increase in specified amount), we will deduct a decrease charge from your cash value. We will deduct the charge as part of your monthly deductions on the Monthiversary on which the decrease in specified amount is effective.

The decrease charge is equal to:	• The surrender charge as of the date of the decrease applicable to that portion of the layer of the specified amount that is decreased. See “Surrender Charge” above.

Decreases in specified amount will be applied on a last-in, first-out basis to the specified amount in force. The decrease charge will first be calculated based on the current surrender charge applicable to the most recent increase in specified amount still in force. If the amount of the decrease in specified amount is greater than the most recent increase in specified amount, then the charge will also be calculated based on the surrender charges applicable to the next most recent increases, successively, and then will also be calculated based on any remaining surrender charge on the initial specified amount, up to the amount of the requested decrease.

Example:

January 1, 2001	Policy issued for $300,000
January 1, 2004	Policy increased by $200,000
January 1, 2005	Policy decreased by $100,000

If the surrender charge on January 1, 2005 (before the decrease) is:

Layer of Specified Amount	Surrender Charge

$300,000	$4,656
$200,000	$3,624

The $200,000 layer is reduced to $100,000 on January 1, 2005 and a surrender charge of $1,812 is applied.

100	x	$3,624	=	$1,812
200

We will not deduct the decrease charge from the cash value when a specified amount decrease results from:

•	A change in the death benefit option; or
•	A cash withdrawal (when you select death benefit Option A or when you choose death benefit Option C and the insured’s attained age is 71 or higher).

If a decrease charge is deducted because of a decrease in specified amount, any future decrease charges incurred during the surrender charge period will be based on the reduced specified amount.

We will determine the decrease charge using the above formula, regardless of whether your Policy has lapsed and been reinstated, or you have previously decreased your specified amount. We will not allow a decrease in specified amount if the decrease charge will cause the Policy to begin a grace period. A decrease in specified amount will generally decrease the insurance protection of the Policy.

TRANSFER CHARGE

We currently allow you to make 12 transfers each year free of charge. Except as listed below, we may charge $25 for each additional transfer:

•	For purposes of assessing the transfer charge, all transfers made in one day, regardless of the number of subaccounts affected by the transfer, will be considered a single transfer.
•	We deduct the transfer charge from the amount being transferred.
•	Transfers resulting from loans, the exercise of conversion rights, or the reallocation of cash value immediately after the reallocation date, currently are not treated as transfers for the purpose of assessing this charge.

•	Transfers via the Internet are not treated as transfers for the purpose of assessing this charge.
•	Transfers among the ProFunds and/or Access Trust subaccounts are not treated as transfers for the purpose of assessing this charge.
•	Transfers under dollar cost averaging and asset rebalancing are not treated as transfers for the purpose of assessing this charge.
•	We will not increase this charge.

LOAN INTEREST CHARGES

We currently charge you an effective annual interest rate on a Policy loan of 2.75% (3.0% maximum guaranteed) on each Policy anniversary. We will also credit the amount in the loan reserve account with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 0.75% annually (1.0% maximum guaranteed). After the 10th Policy year, we will currently apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount including accrued loan interest. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. After the insured’s attained age 100, all loans, new and existing, are considered preferred loans.

CASH WITHDRAWAL CHARGE

After the first Policy year, you may take one cash withdrawal per Policy year if your cash value is sufficient to cover the amount of the withdrawal and the associated cash withdrawal charge. Cash withdrawals from your Base or Focus Policy are subject to the following:

•	When you take a cash withdrawal, we charge a processing fee of $25 or 2% of the amount you withdraw, whichever is less.
•	We deduct this amount from the withdrawal, and we pay you the balance.
•	We will not increase this charge.

Exec Policies allow 12 withdrawals per year after the first year and there is no withdrawal charge.

TAXES

We currently do not make any deductions for taxes from the separate account. We may do so in the future to the extent that such taxes are imposed by federal or state agencies.

RIDER CHARGES

The following charges apply if you elect any of the riders available under the Base Policy, Focus Policy, and Exec Policy as noted below (see “Supplemental Benefits (Riders)”):

•	Living Benefit Rider. If the rider is exercised, we reduce the single sum benefit by a discount factor to compensate us for income lost due to the early payment of the death benefit. The discount factor is equal to the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate, whichever is greater. For a complete description of the Living Benefit Rider, please refer to the section entitled “Living Benefit Rider (an Accelerated Death Benefit)” in this prospectus.
•	Disability Waiver of Monthly Deductions Rider. We assess a rider charge based on the primary insured’s issue age, gender and net amount at risk for the Policy, as well as a charge based on those riders that would be eligible to have monthly deductions waived.
•	Disability Waiver of Premium Rider. The charge for this rider is based on the primary insured’s issue age, gender and the amount of monthly waiver of premium benefit that would be paid in the event of total disability, as defined in the rider.

The following riders are available under the Base and Focus Policies only:

•	Primary Insured Rider Plus (“PIR Plus”). We assess a cost of insurance charge based on the insured’s issue age, gender, underwriting class, Policy year and the rider specified amount. We assess a monthly per unit charge based on the insured’s issue age, Policy year and the rider specified amount. Cost of insurance charges generally will increase each year with the age of the insured. These charges will vary based on whether the 1980 C.S.O. Mortality Tables or the 2001 C.S.O. Mortality Tables are applicable to your Policy, which depends on the application and/or issue date of your Policy.
•	Other Insured Rider. We assess a cost of insurance charge based on each other insured’s issue age, gender, underwriting class, Policy year and the rider specified amount. We assess a monthly per unit charge based on each other insured’s issue age, Policy year and the rider face amount. Cost of insurance charges and monthly per unit charges generally will increase each year with the age of the other insured. These charges will vary based on whether the 1980 C.S.O. Tables or the 2001 C.S.O. Tables are applicable to your Policy, which depends on the application and issue dates of your Policy.

•	Children’s Insurance Rider. We assess a cost of insurance charge based on the rider face amount regardless of the number of children insured.
•	Accidental Death Benefit Rider. We assess a cost of insurance charge based on the insured’s attained age and rider specified amount. Cost of insurance charges generally will increase each year with the age of the insured.
•	Inflation Fighter Rider. Annual increases in specified amount generated by this rider will increase the cost of insurance charges and increase the amount and duration of the monthly per unit charges and surrender charges under the Policy. Each new layer of surrender charges and monthly per unit charges resulting from the scheduled annual increase in specified amount will be based on the amount of the increase, the insured’s attained age at the time of the increase, and Policy duration from date of the increase. Each new layer of cost of insurance charge is based on, among other factors, the age of the insured at Policy issue and the duration of the Policy at the time of the increase.

PORTFOLIO EXPENSES

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios also deduct 12b-1 fees from portfolio assets.

REVENUE WE RECEIVE

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, sub-advisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

•	Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the Policies indirectly receives 12b-1 fees from the funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.35% of the average daily assets of the certain portfolios attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.
•	Administrative, Marketing and Support Service Fees (“Service Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or sub-adviser realizes from the advisory fee deducted from portfolio assets. The amount of this compensation is generally based on a percentage of the assets of the particular fund portfolios attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The chart below provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Western Reserve and TCI
Fund	Maximum Fee % of assets*	Fund	Maximum Fee % of assets*
Transamerica Series Trust **	—	Fidelity Variable Insurance Products Funds	0.35%***
ProFunds	0.50%	Access One Trust	0.50%
AllianceBernstein	0.25%	Franklin Templeton	0.35%

* Payments are based on a percentage of the average assets of each fund portfolio owned by the subaccounts available under this Policy and under certain other variable insurance products offered by our affiliates and us. We and TCI may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.

** Because the Transamerica Series Trust is managed by an affiliate, there are additional benefits to us and our affiliates for amounts you allocate to the Transamerica Series Trust portfolios, in terms of our and our affiliates’ overall profitability. During 2011 we received $10.8 million from Transamerica Asset.

*** We receive this percentage once $100 million in fund shares are held by the subaccounts of Western Reserve and its affiliates.

Other payments. We and our affiliates, including TCI and Transamerica Fund Advisors, Inc. (“TFA”) also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-

advisers to the portfolios (or their affiliates) with regard to variable insurance products or mutual funds that are issued or managed by us and our affiliates. These payments may be derived in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from portfolio assets. Policyowners, through their indirect investment in the portfolios, bear the costs of those advisory fees (see the prospectuses for the funds for more information). Certain advisers and sub-advisers of the underlying portfolios (or their affiliates) (1) may pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences that are attended by TCI’s wholesalers; (2) may pay TFA varying amounts to obtain access to TFA’s wholesaling and selling representatives; (3) may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the portfolios and to assist with their promotional efforts; and (4) may reimburse our affiliated selling firms for exhibit booths and other items at national conferences of selling representatives. The amounts may be significant and these arrangements provide the adviser or sub-adviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the Policy.

For the calendar year ended December 31, 2011, TCI received total revenue sharing payments in the amount of $3,368,635.55 from the following fund managers and/or sub-advisers to participate in TCI’s events: AEGON USA Investment Management, Inc., AllianceBernstein Investments, Black Rock Investment Management, Fidelity Investments, Franklin Templeton Investments, GE Asset Management, Hanlon Investment Management Inc., ING Clarion Real Estate Securities, Invesco AIM, Janus Capital, Jennison Associates, JP Morgan Investment Management, Logan Circle Investment Partners, Loomis, Sayles & Company, MFS Investment Management, Madison Asset Management, LLC, Morgan Stanley Investment Management, Neuberger Berman Management, OppenheimerFunds, Pacific Investment Management Company, Schroder Investment Management North America, Systematic Financial Management LP, Thompson, Siegel and Walmsley LLC, Vanguard, and Wellington Management Company.

Please Note: Some of the aforementioned managers and/or sub-advisers may not be associated with underlying fund portfolios currently available in this product.

Proceeds from certain of these payments by the funds, the advisers, the sub-advisers and/or their affiliates may be profit to us, and may be used for any corporate purpose, including payment of expenses (i) that we and our affiliates incur in promoting, issuing, marketing and administering the Policies; and (ii) that we incur, in our role as intermediary, in promoting, marketing and administering the fund portfolios.

For further details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies” in this prospectus.

YOUR POLICY

Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group Policy. Your Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the Policy issued and the general Policy description contained in this prospectus because of requirements of the state where your Policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences. All state specific Policy features will be described in your Policy.
OWNERSHIP RIGHTS

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate. The principal rights an owner may exercise are:

• To designate or change beneficiaries before the death of the insured.
• To receive amounts payable before the death of the insured.
• To assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment).
• To change the owner of the Policy.
• To change the specified amount or death benefit option type of the Policy.

At issue, the owner must select either the guideline premium tax test or the cash value accumulation tax test on the Policy application. Once selected, this tax test cannot be changed.

No designation or change in designation of an owner will take effect unless we receive (i) a transfer of ownership form or (ii) an Internal Revenue Service Form W-9 along with a written request to designate or change the designation of an owner. The request will take effect as of the date we receive it, in good order, at our mailing address, subject to payment or other action taken by us before it was received.

MODIFYING YOUR POLICY

Any modifications or waiver of any rights or requirements under the Policy must be in writing, in good order, and signed by our president or secretary. No registered representative may bind us by making any promise not contained in the Policy.

Upon notice to you, we may amend the Policy:

• To make the Policy or the separate account comply with any law or regulation issued by a governmental agency to which we are subject; or
• To assure qualification of the Policy as a life insurance contract under the Internal Revenue Code or to meet applicable requirements of federal or state laws relating to variable life policies; or
• To reflect a change in the operation of the separate account; or
• To provide additional subaccounts and/or fixed account options.

We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

PURCHASING A POLICY

To purchase a Policy, you must submit a completed application, in good order, and an initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with TCI, the principal underwriter for the Policy, and us.

There may be delays in our receipt and processing of applications and premium payments that are outside of our control – for example, because of the failure of a selling broker-dealer or registered representative to promptly forward the application to us at our mailing address, or because of delays in determining whether the Policy is suitable for you. Any such delays will affect when your Policy can be issued.

You select the specified amount of insurance coverage for your Policy within the following limits. Our current minimum specified amount for a Base Policy is $50,000 ($500,000 for a Focus Policy and $100,000 for an Exec Policy). We currently charge lower cost of insurance rates for Policies with specified amounts in higher bands of coverage. We offer the following specified amount bands of coverage for the Base Policy:

>	Band 1: $50,000 - $499,999
>	Band 2: $500,000 - $999,999
>	Band 3: $1,000,000 and over

Only bands 2 and 3 above are available under the Focus Policy.

We offer the following four specified bands of coverage under the Exec Policy:

>	Band 1: $100,000 - $249,999
>	Band 2: $250,000 - $499,999
>	Band 3: $500,000 - $999,999
>	Band 4: $1,000,000 or more

We generally will only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Base Policy or Focus Policy to you if the insured is over age 85 (or 80 for an Exec Policy). The insured must be insurable and acceptable to us under our underwriting rules on the later of:

• The date of your application; or
• The date the insured completes all of the medical tests and examinations that we require.

TAX FREE “SECTION 1035” EXCHANGES

You can generally exchange one life insurance policy for another policy covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy the Policy through an exchange or otherwise).

WHEN INSURANCE COVERAGE TAKES EFFECT

Insurance coverage under the Policy will take effect only if all of the following conditions have been met: (1) the first full premium must be received by the Company at our mailing address; (2) during the lifetime of every proposed insured, the proposed owner must have personally received and accepted the Policy which was applied for and all answers on the application must be true and correct on the date such Policy is received and accepted; and (3) on the date of the later of either (1) or (2) above, all of the statements and answers given in the application must be true and complete, and there must have been no change in the insurability of any proposed insured.

Conditional Insurance Coverage. If you pay the full initial premium and have met all of the requirements listed in the conditional receipt attached to the application, and we deliver the conditional receipt to you, the insured may have conditional insurance coverage under the terms of the conditional receipt. The conditional insurance coverage may vary by state and/or underwriting standards. Because we do not accept initial premiums in advance for Policies with a specified amount in excess of $1,000,000, we do not offer conditional insurance coverage for Policies issued with a specified amount in excess of $1,000,000. Conditional insurance coverage is void if the check or draft you gave us to pay the initial premium is not honored when we first present it for payment.

The aggregate amount of conditional insurance coverage, if any, is the lesser of:	• The amounts applied for under all conditional receipts issued by us; or
• $500,000 of life insurance.

Subject to the conditions and limitations of the conditional receipt, conditional insurance under the terms of the Policy applied for may become effective as of the later of:	• The date of application; or

•  The date of the last medical examination, test, and other screenings required by us, if any (the “Effective Date”). Such conditional insurance will take effect as of the Effective Date, as long as all of the following requirements are met:

	1.	The person proposed to be insured is found to have been insurable as of the Effective Date, exactly as applied for in accordance with our underwriting rules and standards, without any modifications as to plan, amount, or premium rate.
	2.	As of the Effective Date, all statements and answers given in the application must be true.
	3.	The payment made with the application must not be less than the full initial premium for the mode of payment chosen in the application and must be received at our mailing address within the lifetime of the proposed insured.
	4.	All medical examinations, tests, and other screenings required of the proposed insured by us are completed and the results received at our mailing address within 60 days of the date the application was signed.
	5.	All parts of the application, any supplemental application, questionnaires, addendum and/or amendment to the application are signed and received, in good order, at our mailing address.
Any conditional life insurance coverage terminates on the earliest of:	a.	60 days from the date the application was signed.
	b.	The date we either mail notice to the applicant of the rejection of the application and/or mail a refund of any amounts paid with the application.

	c.	When the insurance applied for goes into effect under the terms of the Policy that you applied for.
	d.	The date we offer to provide insurance on terms that differ from the insurance for which you have applied.

Special limitations of the conditional receipt:		• The conditional receipt is not valid unless:

> All blanks in the conditional receipt are completed.
> The receipt is signed by a registered representative or authorized Company representative.

Other limitations:		• There is no conditional receipt coverage for riders or any additional benefits, if any, for which you may have applied.
• If one or more of the receipt’s conditions have not been met exactly, or if a proposed insured dies by suicide, we will not be liable except to return any payment made with the application.

•    If we do not approve and accept the application within 60 days of the date you signed the application, the application will be deemed to be rejected by us and there will be no conditional insurance coverage. In that case, Western Reserve’s liability will be limited to returning any payment(s) you have made upon return of this receipt to us.

Full Insurance Coverage and Allocation of Initial Premium. Once we determine that the insured meets our underwriting requirements and you have paid the initial premium, the Policy will be issued and full insurance coverage will begin and we will begin to take the monthly deductions from your net premium. This date is the Policy date (the record date, if Policy is backdated). Any premium payments we receive before the Policy date (record date, if applicable) will be held in a non-interest bearing suspense account. On the Policy date (or the record date if your Policy is backdated), the entire amount in the non-interest bearing suspense account will be allocated as follows: (i) to the subaccounts and/or the fixed account as you specified in your application, if your state does not require a full refund of the initial premium; or (ii) to the reallocation account, if your state requires us to return your initial premium in the event you exercise your free-look right. While held in the reallocation account, premium(s) will be credited with interest at the current fixed account rate, until the reallocation date when they will be allocated to the subaccounts and/or fixed account as you specified in your application. Please Note: Your premiums are credited on the record date, not the backdated Policy date.

On any day we credit net premiums or transfer cash value to a subaccount, we will convert the dollar amount of the net premium (or transfer) into subaccount units at the unit value for that subaccount, determined at the end of the day on which we receive the premium or transaction request as follows. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the New York Stock Exchange (“NYSE”) is open for trading.

Transaction Type:	Priced when received at our:
payment by check	mailing address, unless other address appears on your billing coupon
transfer request	administrative office
payment by wire transfer	administrative office
electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments)	administrative office

BACKDATING A POLICY

If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy full insurance coverage begins. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application. Your premiums, however, will be credited on the date the Policy is issued, not the backdated Policy date.

Cost of insurance charges are based in part on the age of the insured on the Policy date or on the date of a requested increase in specified amount. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deductions may be lower than what would have been charged had we not backdated the Policy, you will be paying for insurance during a period when the Policy was not in force.

POLICY CHANGES AFTER AGE 100

If the Policy is still in force on the Policy anniversary on or following the insured’s 100th birthday, the Policy will continue, with the following changes, unless state law otherwise requires:

• We will no longer accept any further premium payments.
• We will no longer deduct the monthly deductions.
• We will continue to deduct the mortality and expense risk charge, if any.
• Interest will continue to accrue on any Policy loans, as before, and all loans, new and existing, are considered preferred loans.
• We will continue to accept Policy loan repayments and loan interest payments.
• We will continue to permit Policy loans and withdrawals to be made.

FOCUS POLICY

A Focus Policy differs from the Base Policy in the following ways:

• The Policy’s minimum specified amount must be at least $500,000 (Band 2).
• Mandatory first year premium allocation to a limited number of designated subaccounts (see details below).
• Current monthly per unit charges are lower for the entire duration of your Policy if the allocations to the designated subaccounts remain unchanged by you during the first Policy year.

•       Any transfers or changes in premium allocation choices you make from the designated subaccounts in the first Policy year may result in Western Reserve’s raising the current monthly per unit charges to the same levels as the Base Policy.

The minimum specified amount for the Focus Policy is $500,000. During the first Policy year, we will designate the subaccounts to which you must allocate your premiums and the percentage allocations to each such designated subaccount. Your premium allocations will automatically be invested in the subaccounts we designate – currently Transamerica JPMorgan Core Bond VP, Transamerica AEGON Money Market VP, Transamerica JPMorgan Tactical Allocation VP and the Fidelity VIP Index 500 Portfolio – according to the premium allocation percentages in effect at that time. As of December 31, 2011, the premium allocation for the Focus Policy for the first year were: 10% - Transamerica JPMorgan Core Bond VP; 10% - Transamerica AEGON Money Market VP; 40% - Transamerica JP Morgan Tactical Allocation VP; and 40% - Fidelity VIP Index 500 Portfolio.

We reserve the right to change the designated subaccounts and the percentage allocations to each designated subaccount for future Policies. Before purchasing a Focus Policy, you should consult your registered representative for information about the current subaccount and allocation percentages applicable to these Policies.

To receive the lower monthly per unit charge for the period during which that charge applies, you may not make transfers from the designated subaccounts to other subaccounts or the fixed account or modify the allocation percentages during the first Policy year. After the first Policy year, you may make transfers from the designated subaccounts to any of the other subaccounts, including the fixed account, available under the Policy and modify the allocation percentages. If you make a transfer out of any of the designated subaccounts or modify the allocation percentages during the first Policy year, we reserve the right to increase your monthly per unit charge and keep these higher charges in effect for the life of the Policy.

Please note:

•	We will not allow dollar cost averaging or Internet transfers during the first Policy year.

To receive a lower monthly per unit charge for the period during which that charge applies, an owner who elects to enter the asset rebalancing program must maintain the mandated percentage allocations in the designated investment subaccounts during the first Policy year. To change the investment subaccounts or to modify the percentage allocations in subsequent Policy years, an owner must re-enter the asset balancing program by completing and submitting a new asset rebalancing request form. The minimum no lapse period is reduced as indicated below:

A Focus Policy will have a shorter no lapse period. For a Policy issued to an insured ages 0 – 56, the no lapse date is the same date as the Policy’s eighth anniversary. For a Policy issued to an insured ages 57 – 60, the no lapse date is the Policy anniversary at the insured’s attained age 64. For a Policy issued to an insured ages 61 – 85, the no lapse date is the fourth Policy anniversary. The no lapse date is specified in your Policy. Note: If your Focus Policy was applied for before October 30, 2008 and issued before January 1, 2009, the no lapse date for all Policies that were in force on May 1, 2009, with a no lapse date indicated on the policy schedule page in 2006, 2007, 2008, 2009, 2010 or 2011, has been automatically extended to the Policy anniversary in 2012. The minimum monthly guarantee premium will not be changed, but if a cash withdrawal or a loan has been taken, or if requested in the future, additional minimum premiums may need to be paid to maintain the No Lapse guarantee. If an affected Policy lapses and is reinstated before January 1, 2012, the extended No Lapse date will remain in effect.

The Focus Policy may not be available in all states.

EXEC POLICY

We may issue an Exec Policy where a business entity or a trust is usually the owner of an individual Policy or a collection of individual Policies styled in the manner of a group-sponsored arrangement. Such Policies generally are purchased as a part of strategic structures used to implement a business or estate plan. Such strategic structures may be subject to special tax rules and consequences, specific accounting procedures and requirements, and/or certain legal restrictions.

An Exec Policy differs from a Base Policy or a Focus Policy in the following ways:

• Minimum specified amount, banding, underwriting classes, and issue ages are different.
• There is no surrender charge, decrease charge or withdrawal charge.
• Minimum no lapse period is not available.
• A maximum of 12 withdrawals per Policy year are allowed.
• Only Death Benefit Options A and B are available under the Policy.
• Decreases in specified amount after Policy year 7 will allow a one-time decrease of up to 50% (instead of the 20% allowed for the Base and Focus Policies).
• Cost of Insurance rates are different.
• Monthly Per Unit Charges are different. The maximum period during which per unit charges are payable is to the anniversary when the insured attains age 100.
• For non-substandard rate class, the guaranteed cost of insurance rates will never exceed the rates in the 2001 or 1980 C.S.O. Tables with no Tobacco distinction that is applicable to your Policy.

•       Only the Living Benefit Rider, the Disability Waiver of Monthly Deductions Rider, and the Disability Waiver of Premium Rider, are available on Exec Policies, and the disability riders are available only under fully underwritten Policies.

The Exec Policy may not be available in all states.

PREMIUMS

ALLOCATING PREMIUMS

You must instruct us on how to allocate your net premium among the subaccounts and the fixed account. Please note: The fixed account may not be available in all states to direct or transfer money into, and, under the Focus Policy, special allocation restrictions apply during the first Policy year. (See “Your Policy – Focus Policy” above).

The following guidelines apply under the Base and Exec Policies (in all Policy years) and after the first Policy year under the Focus policies:

• Allocation percentages must be in whole numbers.

•       If you select dollar cost averaging, we may require you to have a minimum of $5,000 in each subaccount from which we will make transfers and you may be required to transfer at least a total of $100 monthly.

• If you select asset rebalancing, the cash value of your Policy, if an existing Policy, or your minimum initial premium, if a new Policy, must be at least $5,000.

•       Unless otherwise required by state law, we may restrict your allocations to the fixed account if the fixed account value, excluding amounts in the loan reserve, following the allocation would exceed $250,000. (This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.)

Currently, you may change the allocation instructions for additional premium payments without charge at any time by writing us at our mailing address, or calling us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time. You may also change allocations through our website at www.westernreserve.com.

Please note: Certain subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation to ensure that those allocation instructions are in good order. The change will be effective as of the valuation date on which we receive the change, in good order, at our mailing address or our administrative office. Upon instructions from you, the registered representative or agent of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment.

Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. Premium payments received at our mailing address, or at the address on your billing coupon (for payments made by check) or at our administrative office (for payments made by wire transfer and through electronic credit and debit transactions) before the NYSE closes are priced using the unit value determined at the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern time). If we receive a premium payment after the NYSE closes, or on a day that the NYSE is closed for trading, we will process the order using the subaccount unit value determined at the close of the next regular session of the NYSE. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. You bear the investment risk for amounts you allocate to the subaccounts.

You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

Reallocation Account. If your state requires us to return your initial premium in the event you exercise your free-look right, we will allocate the initial net premium on the Policy date (or the record date if your Policy is backdated) to the reallocation account (or as otherwise mandated by state law) as shown on your Policy schedule page. While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due. The net premiums will remain in the reallocation account until the reallocation date. The reallocation date is the date we reallocate all cash value held in the reallocation account to the fixed account and/or subaccounts you selected in your application. In those states that require us to return all premiums paid for the Policy in the event you exercise your free-look right, we set the reallocation date to coincide with the free-look period that is applicable to your Policy plus a margin of five days for Policy delivery. Please contact your registered representative/agent for details concerning the free-look period for your state.

Under the Focus Policy, on the first valuation date on or after the reallocation date, we will reallocate all cash value to a limited number of subaccounts that we designate, in the percentages that we designate. (See “Your Policy – Focus Policy.”) Under the Base and Exec Policies, if you do not request dollar cost averaging, then we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application, on the first valuation date on or after the reallocation date.

If however, you requested dollar cost averaging, then on the reallocation date, we will reallocate the cash value either to the fixed account, the Transamerica AEGON Money Market VP subaccount or the Transamerica JPMorgan Core Bond VP subaccount (depending on which account or subaccount you selected on your application).

Please Note: For states that do not require a full refund of the initial premium, the reallocation date is the same as the Policy date. On the Policy date, we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts in accordance with the instructions you gave us on your application.

PREMIUM FLEXIBILITY

You generally have flexibility to determine the frequency and the amount of the premiums you pay. Before we issue the Policy to you, we may require you to pay a premium at least equal to a minimum monthly guarantee premium set forth in your Policy. Thereafter (subject to the limitations described below), you may make premium payments at any time and in any amount over $50. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. Your minimum monthly guarantee premium may change if you request a change in your Policy. If this happens, we will notify you of the new minimum monthly guarantee premium. See “Minimum Monthly Guarantee Premium” below.

PLANNED PERIODIC PAYMENTS

You will determine a planned periodic payment schedule, which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned periodic payments. Please be sure to notify us or your selling firm of any address changes so that we may be able to keep your current address on record.

Even if you make your planned periodic payments on schedule, your Policy still may lapse. The duration of your Policy depends on the Policy’s net surrender value. If the net surrender value is not high enough to pay the monthly deductions when due (and your no lapse period has expired) then your Policy will lapse (unless you make the payment we specify during the 61-day grace period).

MINIMUM MONTHLY GUARANTEE PREMIUM (BASE AND FOCUS POLICIES)

The full initial premium is the only premium you are required to pay under the Policy. However, you greatly increase your risk of lapse if you fail to regularly pay premiums at least as large as the current minimum monthly guarantee premium.

The initial minimum monthly guarantee premium is shown on your Policy’s schedule page, and depends on a number of factors, including the age, gender, rate class of the insured, specified amount requested, and your Policy’s applicable C.S.O. Table. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount (including specified amount increases generated by the Inflation Fighter Rider), or if any of the riders are added, or if in force riders are increased or decreased. We will notify you of the new minimum monthly guarantee premium. We also reserve the right to require, before we issue a Policy, that the initial premium plus the planned premium payable during the no lapse period is at least equal to the cumulative minimum monthly guarantee premiums during the no lapse period.

NO LAPSE GUARANTEE PERIOD

As noted above, until the no lapse date shown on your Policy schedule page, or as described in the section of this prospectus entitled “Extension of No Lapse Guarantee Period” your Policy will remain in force and no grace period will begin, even if your net surrender value is too low to pay the monthly deductions, as long as the total amount of the premiums you have paid (minus any cash withdrawals, minus any outstanding loan amount, minus any accrued interest and minus any decrease charge) equals or exceeds the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month. (Your initial minimum monthly guarantee premium is shown on your Policy schedule page. You may obtain information about your minimum monthly guarantee premium and assistance to determine the amount of premiums you must pay to keep your Policy in force by contacting our administrative office.)

After the no lapse guarantee period ends, paying the current minimum monthly guarantee premium each month will not necessarily keep your Policy in force. You may need to pay additional premiums to keep the Policy in force.

For a Base Policy issued to any insured 0-55, the no lapse date is the same date as the Policy’s 10th anniversary. For a Base Policy issued to an insured ages 56-60, the no lapse date is the Policy anniversary at the insured’s attained age 65. For a Base Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary. The no lapse date is specified in your Policy.

A Focus Policy will have a minimum no lapse period. For a Policy issued to an insured ages 0-56, the no lapse date is the same date as the Policy’s eighth anniversary. For a Policy issued to an insured ages 57-60, the no lapse date is the Policy anniversary at the insured’s attained age 64. For a Policy issued to an insured ages 61-85, the no lapse date is the fourth Policy anniversary. The lapse date is specified in your Policy. Note: If your Base or Focus Policy was applied for before October 30, 2008 and issued before January 1, 2009, the no lapse date for all Policies that were in force on May 1, 2009, with a no lapse date indicated on the policy schedule page in 2006, 2007, 2008, 2009, 2010 or 2011, has been automatically extended to the Policy anniversary in 2012. The minimum monthly guarantee premium will not be changed, but if a cash withdrawal or a loan has been taken, or if requested in the future, additional minimum premiums may need to be paid to maintain the No Lapse guarantee. If an affected Policy lapses and is reinstated before January 1, 2012, the extended No Lapse date will remain in effect.

For the Exec Policy, the minimum no lapse period is not available (see “Your Policy – Exec Policy”).

PREMIUM LIMITATIONS

We may require premium payments to be at least $50 ($1,000 if by wire). We may return premiums less than the minimum. We will not allow you to make any premium payments that would cause the total amount of the premiums you pay to exceed the current maximum premium limitation, if applicable, by which the Policy qualifies as life insurance under federal tax laws. (See “Death Benefit” for more information regarding the guideline premium test.)

This maximum is set forth in your Policy. If you make a payment that would cause your total premiums to be greater than the maximum premium limitations, we will return the excess portion of the premium payment within 60 days after the end of that Policy year. In addition, we reserve the right to refund a premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. If you choose the guideline premium test there are additional premium limitations. We will not accept a payment that will cause the Policy to become a modified endowment contract without your consent.

MAKING PREMIUM PAYMENTS

We will deduct certain charges from your premium payments. We will accept premium payments by wire transfer. If you wish to make payments by wire transfer, you should contact our administrative office at 1-800-851-9777 for instructions on wiring federal funds to us.

Tax Free Exchanges (“1035 Exchanges”). We will accept a part of or all of your additional premiums from one or more contracts insuring the same insured that qualify for tax free exchanges under Section 1035 of the Internal Revenue Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction.

Subject to our underwriting requirements, we will permit you to make one additional cash payment within three business days of receipt at our office of the proceeds from the 1035 Exchange before we finalize your Policy’s specified amount.

Please Note: We may hold premium payments in a non-interest bearing account for up to 14 days if applying the premium payment would cause the Policy to violate Internal Revenue Code Section 7702 or other provisions of the Internal Revenue Code. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more information regarding tax considerations regarding your Policy or consult a qualified tax advisor.

TRANSFERS

GENERAL

You or your registered representative of record may make transfers among the subaccounts or from the subaccounts to the fixed account. You will be bound by any transfers made by your authorized registered representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

•    Your Policy may be limited to a cumulative transfer out of the fixed account each Policy year of the greater of 25% of the amount in the fixed account, or the amount transferred out of the fixed account in the previous Policy year.

•    Currently we do not, but reserve the right to, limit the amount of and the number of transfers out of the fixed account to one per Policy year. If we modify or stop our current practices, we will notify you at the time of your transfer.

•    Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve account, following the transfer would exceed $250,000. This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.

•    You may request transfers in writing to our mailing address (in a form we accept), or by fax or by telephone to our administrative office, or electronically through our website (www.westernreserve.com). Please Note: Certain subaccounts have similar names. It is important that you state or write the full name of the subaccount when making a transfer request to ensure that any transfer request that you submit is in good order.

• There is no minimum amount that must be transferred.
• There is no minimum amount that must remain in a subaccount after a transfer.
• Except as listed below, we may deduct a $25 charge from the amount transferred for each transfer in excess of 12 transfers in a Policy year.
• We consider all transfers made in any one day to be a single transfer.

•    Transfers resulting from loans or the exercise of conversion rights, or due to reallocation of cash value immediately after the reallocation date, are currently not treated as transfers for the purpose of assessing the transfer charge.

• Transfers via the Internet are not treated as transfers for the purpose of assessing the transfer charge.
• Transfers among the ProFunds and/or Access Trust subaccounts are not treated as transfers for the purpose of assessing the transfer charge.
• Transfers under dollar cost averaging and asset rebalancing currently are not treated as transfers for the purpose of assessing the transfer charge.

We will process any transfer order that is received, in good order, in writing at our mailing address, or by fax or telephone at our administrative office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes or on a day the NYSE is closed for trading, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

DISRUPTIVE TRADING AND MARKET TIMING

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access Trust subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access Trust subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

Statement of Policy. This variable insurance Policy was not designed for the use of market timers or frequent or disruptive traders. Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policyowners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

1.      Dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”).

2. An adverse effect on portfolio management, such as:
(a) Impeding a portfolio manager’s ability to sustain an investment objective.
(b) Causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case.
(c) Causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio;

3. Increased brokerage and administrative expenses.

These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected, or that an underlying fund portfolio will not suffer from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by standard United States Postal Service First Class mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations; or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer; or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected. Please note: If you engage a third party investment advisor for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment advisor in providing those services.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	Impose redemption fees on transfers.
•	Expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size.
•	Provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a defensive transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a defensive transfer restriction). As noted above, we do not impose a defensive transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please Note: The limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to deter or detect market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate: (1) to better detect and deter market timing or other harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policyowners should be aware that we may not have the contractual ability or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policyowners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts.

You should be aware that, as required by SEC regulation, we have entered into a written agreement with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the fund’s portfolios. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a specific portfolio if the fund identifies you as violating the frequent trading policies that the fund has established for that portfolio.

If we receive a premium payment from you that you allocate into a fund that has directed us to restrict or prohibit your trades into the fund, then we will request new allocation instructions from you. If we receive from you a transfer request into a fund that has directed us to restrict or prohibit your trades, then we will not effect the transfer.

Omnibus Order. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

ProFunds and Access Trust Subaccounts. Because the above restrictions do not apply to the ProFunds or Access Trust subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management and increased expenses).

TELEPHONE, FAX AND ONLINE PRIVILEGES

Telephone transfer privileges will automatically apply to your Policy unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time, or fax your instructions to our subaccount transfer fax number 1-727-299-1648 (for all other fax requests, please use 1-727-299-1620). You also may request transfers electronically through our website, www.westernreserve.com. Please Note: Certain subaccounts have similar names. When providing your allocation instructions, please state or write the full name of the subaccount that you select for your allocation to ensure that those allocation instructions are in good order.

Please note the following regarding telephone, Internet or fax transfers:

• We will employ reasonable procedures to confirm that instructions are genuine.
• If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss.
• If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

•       Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.

• We may also require that you send us the telephone, Internet or fax transfer order in writing.
• If you do not want the ability to make telephone or Internet transfers, you should notify us in writing at our mailing address or through our fax number (1-727-299-1620).
• We will not be responsible for same-day processing of transfers if the transfer order is faxed to a number other than 1-727-299-1648 or 1-727-299-1620.

•       We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order at our administrative office. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

Similarly, online transactions processed via the Internet may not always be possible. Telephone and computer systems, whether yours, your Internet service provider’s, your registered representative’s or Western Reserve’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing.

You should protect your personal identification number (“PIN”) and your user ID and password because self-service options will be available to your agent of record and to anyone who provides your identifying information. We will not be able to verify that the person using your PIN on the automated phone line or providing instructions online is you or one authorized by you.

FIXED ACCOUNT TRANSFERS

Currently, we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we change this, we will notify you at the time of your transfer.

We reserve the right to limit the maximum amount you may transfer from the fixed account to the greater of:

> 25% of the amount in the fixed account; or
> The amount you transferred from the fixed account in the immediately preceding Policy year.

These restrictions do not apply if you have selected dollar cost averaging. However, the transfer may not be greater than the unloaned portion of the fixed account on that date.

We will make the transfer at the end of the valuation date on which we receive the request in good order, at our administrative office (for telephonic and facsimile transactions) at our mailing address (for written correspondence), or electronically through our website. We reserve the right to require that you make the transfer request in writing and that we receive the written transfer request no later than 30 days after a Policy anniversary. Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve, following the transfer would exceed $250,000. (This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.)

Except when used to pay premiums, we may also defer payment of any amounts from the fixed account for no longer than six months after we receive such written notice.

New Jersey: If your Policy was issued in the State of New Jersey, the fixed account is not available to you as an investment option. You may not direct or transfer any money to the fixed account.

CONVERSION RIGHTS

If, within 24 months of your Policy date, you transfer all of your subaccount values to the fixed account, then we will not charge you a transfer fee, even if applicable. You must make your request in writing, in good order, to our mailing address.

In the event of a material change in the investment policy of any portfolio, you may transfer the subaccount value of that portfolio to the fixed account without a transfer charge. We must receive your request to transfer all subaccount values to the fixed account in good order within 60 days after the effective date of the change of investment policy or the date you receive notification of such change, whichever is later.

DOLLAR COST AVERAGING

Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

Under dollar cost averaging, we automatically transfer a set dollar amount from either the Transamerica AEGON Money Market VP subaccount or the Transamerica JPMorgan Core Bond VP subaccount, or the fixed account, to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request at our mailing address, provided that we receive the form by the 25th day of the month. Note: As stated on your dollar cost averaging form the date that you select cannot be the 29th, 30th or 31st of the month. Please note: Because of allocation restrictions that apply during the first Policy year under the Focus Policy, owners of the Focus Policy cannot elect to participate in the dollar cost averaging program until after the first Policy year if they wish to receive a lower monthly per unit charge for the period during which that charge applies.

To start dollar cost averaging:	• You must submit to us in good order, in writing to our mailing address (or by facsimile to our administrative office) a completed form signed by the owner requesting dollar cost averaging.
• You may be required to have at least $5,000 in each subaccount or the fixed account from which we will make transfers.
• Your total transfers each month under dollar cost averaging may be limited to a minimum of $100.

You may request dollar cost averaging at any time. There is no charge for dollar cost averaging.

Dollar cost averaging will terminate if any of the following occur:	• We receive at our mailing address, or by telephone or facsimile, a request, in good order, to discontinue participation from you, your registered representative or your agent of record.
• The value in the accounts from which we make the transfers is depleted.
• You elect to participate in the asset rebalancing program.
• You elect to participate in any asset allocation services provided by a third party.

If you terminate your participation in the dollar cost averaging program, we will stop making dollar cost averaging transfers without a new completed dollar cost averaging request form, signed by the owner. We may modify, suspend, or discontinue dollar cost averaging at any time.

ASSET REBALANCING PROGRAM

We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Asset rebalancing is not available with the fixed account. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy’s currently effective premium allocation schedule. Cash value in the fixed account and the dollar cost averaging program is not available for this program. This program does not guarantee gains. A subaccount may still have losses.

You may elect asset rebalancing to occur on a monthly, quarterly, semi-annual or annual basis. Once we receive the asset rebalancing request form, in good order, at our mailing address (or facsimile at our administrative office), we will change your premium allocation instructions to match your asset rebalancing instructions, and we will implement the asset rebalancing program on the date you indicated. If you do not indicate a specific date, we will use the date of that when we receive the form. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:	• You must submit to us, in good order, in writing to our mailing address (or by facsimile to our administrative office) a completed asset rebalancing request form signed by the owner.
• You may be required to have a minimum cash value of $5,000 or make a $5,000 initial premium payment.

There is no charge for the asset rebalancing program.

Asset rebalancing will cease if:	• You elect to participate in the dollar cost averaging program.
• We receive, in good order, at our mailing address or by facsimile a request to discontinue participation from you, your registered representative or your agent of record.
• You make any transfer to or from any subaccount other than under a scheduled rebalancing.
• You elect to participate in any asset allocation services provided by a third party.

You may start and stop participation in the asset rebalancing program at any time, but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Please Note: The asset rebalancing program operates the same way for all of the Policies. To receive a lower monthly per unit charge for the period during which that charge applies, a Focus Policy owner must submit an asset rebalancing request that follows the specific allocation restrictions applicable under the Focus Policy—i.e., a Focus Policy owner must request that the mandated percentage allocations in the designated investment subaccounts be maintained during the first Policy year. To change the investment subaccounts or to modify the percentage allocations in subsequent Policy years, a Focus Policy owner must re-enter the asset balancing program by completing and submitting a new asset rebalancing request form.

THIRD PARTY ASSET ALLOCATION SERVICES

We do not offer any asset allocation programs or any investment models for use with your life insurance policy. You may authorize and engage your own investment advisor to manage your account. These investment advisors may be firms or persons who also are appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the Policies. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make transfers for you is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your cash value under any circumstance. We are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow, or any specific transfers they make on your behalf.

Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Policy. We are not a party to the agreement you have with your investment advisor. You will, however, receive confirmations of transactions that affect your Policy. Note: If you make withdrawals of cash value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain age 59 1⁄2.

If your investment advisor has also acted as your insurance agent with respect to the sale of your Policy, he or she may be receiving compensation for services provided both as an insurance agent and investment advisor. Alternatively, the investment advisor may compensate the registered representative from whom you purchased your Policy for the referral that led you to enter into your investment advisory relationship with the investment advisor. If you are interested in the details about the compensation that your investment advisor and/or your registered representative receive in connection with your Policy, you should ask them for more details.

We, or an affiliate of ours, will process the financial transactions placed by your registered representative or investment advisor. We reserve the right to discontinue doing so at any time and for any reason. We may require insurance agents or investment advisors, who are authorized by multiple policyowners to make financial transactions, to enter into an administrative agreement with Western Reserve as a condition of our accepting transactions on your behalf. The administrative agreement may impose limitations on the insurance agent’s or investment advisor’s ability to request financial transactions on your behalf. These limitations, which are discussed in the section above entitled “Transfers – Disruptive Trading and Market Timing,” are intended to (i) minimize the detrimental impact of an investment professional who is in a position to transfer large amounts of money for multiple clients in a particular portfolio or type of portfolio, or (ii) to comply with specific restrictions or limitations imposed by a portfolio(s) of Western Reserve.

Note: Limitations that we may impose on your registered representative or investment advisor under the terms of the administrative agreement do not apply to financial transactions requested by an owner on the owner’s own behalf, except as otherwise described in this prospectus.

Any third party asset allocation service may be terminated at any time by the owner or by the Third Party Service by sending written instruction to our mailing address.

POLICY VALUES

CASH VALUE

The cash value in your Policy:

• Is determined on the Policy date and on each valuation date.

•    Equals the sum of all amounts invested in each subaccount and the fixed account, including any amounts held in the loan reserve account (part of the fixed account) to secure any outstanding Policy loan.

• Serves as the starting point for calculating values under a Policy.

•    Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans).

• Has no guaranteed minimum amount and may be more or less than premiums paid.

NET SURRENDER VALUE

The net surrender value is the amount we pay when you surrender your Policy while it is in force. We determine the net surrender value at the end of the valuation period when we receive your written surrender request, in good order, at our mailing address. You may also fax your requests to 727-299-1620.

Net surrender value on any valuation date equals:	• The cash value as of such date; minus

• Any surrender charge as of such date; minus

• Any outstanding Policy loan amount; minus

• Any accrued Policy loan interest; minus

• Any withdrawals.

SUBACCOUNT VALUE

The cash value in a subaccount is referred to as “subaccount value.” At the end of any valuation period, the subaccount value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of units in any subaccount on any valuation date equals:	• The initial units purchased at unit value on the Policy date, or reallocation date, if different; plus
• Units purchased with additional net premium(s); plus
• Units purchased through transfers from another subaccount or the fixed account; minus
• Units redeemed to pay for monthly deductions; minus
• Units redeemed to pay for cash withdrawals; minus
• Units redeemed as part of a transfer to another subaccount, the loan reserve account or the fixed account; minus
• Units redeemed to pay for a decrease charge because of any specified amount decreases; minus
• Units redeemed to pay cash withdrawal charges and transfer charges.

Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium allocation, transfer request or cash withdrawal request is received; (i) at our mailing address (for written requests and payments by check); (ii) at our administrative office (for requests by fax or telephone or for payments made through electronic credit and debit transactions); or (iii) electronically through our website.

SUBACCOUNT UNIT VALUE

The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value at the inception of each class of units of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.

The unit value of any subaccount at the end of a valuation period is calculated as:

•      The total value of the portfolio shares held in the subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the portfolio during the valuation period. This value is determined by multiplying the number of portfolio shares owned by the subaccount by the portfolio’s net asset value per share determined at the end of the valuation period; minus

• A charge equal to the daily net assets of the subaccount multiplied by the daily equivalent of the mortality and expense risk charge; minus
• Any withdrawals; minus
• The accrued amount of reserve for any taxes or other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; and the result divided by
• The number of outstanding units in the subaccount before the purchase or redemption of any units on that date.

The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

FIXED ACCOUNT VALUE

On the Policy date, or the reallocation date, if different, the fixed account value is equal to the cash value allocated to the fixed account, less the first monthly deduction out of the fixed account.

The fixed account value at the end of any valuation period is equal to:	• The sum of net premium(s) allocated to the fixed account; plus
• Any amounts transferred from a subaccount to the fixed account (including amounts transferred to the loan reserve account); plus
• Total interest credited to the fixed account; minus
• Amounts charged to pay for monthly deductions; minus
• Amounts withdrawn or surrendered from the fixed account to pay for cash withdrawals or transfer or decrease charges; minus
• Amounts transferred from the fixed account (including amounts transferred from the loan reserve account) to a subaccount.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

Provided that the Policy is in force, we will determine the amount of and pay the death benefit proceeds on an individual Policy upon receipt in good order at our administrative office of satisfactory proof of the insured’s death, plus written direction (from each eligible recipient, in good order, of death benefit proceeds) regarding distribution of the death benefit payment, and any other documents, forms and information we need. We may require that the Policy be returned. We will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner’s estate. We will pay the death benefit proceeds in a lump sum or under a payment option.

Death benefit proceeds equal:	• The amount determined based on the death benefit option you select (described below); minus
• Any monthly deductions due during the grace period (if applicable); minus
• Any outstanding loan amount and accrued loan interest; plus
• Any additional insurance in force provided by rider.

We may further adjust the amount of the death benefit proceeds if we contest the Policy or if you misstate the insured’s age or gender.

DEATH BENEFIT

Your Policy provides a death benefit. The death benefit is determined at the end of the valuation period in which the insured dies. You must select one of the three death benefit options we offer in your application. If you do not choose a death benefit option in your application, the Option A death benefit option will automatically be in effect. No matter which death benefit option you choose, we guarantee that, as long as the Policy does not lapse, the death benefit will never be less than the specified amount on the date of the insured’s death minus any outstanding loan amount, including accrued interest. The Exec Policy offers only death benefit Option A or Option B.

The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.

To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly deductions or supplemental benefits that are consistent with such an increase. We may deduct retroactive adjustments from the cash value or from any death benefits payable. Prospective adjustments will be reflected in the monthly deductions.

Under Section 7702 of the Internal Revenue Code, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a “guideline premium test (GLPT)” or a “cash value accumulation test (CVAT).” You must choose either the GLPT or the CVAT before the Policy is issued. Once the Policy is issued, you may not change to a different test. The death benefit will vary depending on which test is used.

The GLPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the death benefit be at least a certain percentage (varying each year by age of the insured) of the cash value. The CVAT does not have a premium limit, but does have a corridor that requires that the death benefit be at least a certain percentage (varying based on the age, gender and underwriting class of the insured) of the cash value, adjusted for certain riders.

The corridor under the CVAT is different from the corridor under the GLPT. Specifically, the CVAT corridor requires more death benefit in relation to cash value than is required by the GLPT corridor. Therefore, for a Policy in the corridor with no riders, as your cash value increases your death benefit will increase more rapidly under CVAT than it would under GLPT.

Your Policy will be issued using the GLPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher death benefit, which may increase certain charges.

Option A

Under the Guideline Premium Test

Death Benefit equals the greatest of:

1.	The specified amount; or.
2.	A specified percentage called the “limitation percentage,” as shown on your Policy’s schedule page, multiplied by the cash value on the primary insured’s date of death; or
3.	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option A, your death benefit remains level unless the limitation percentage multiplied by the cash value is greater than the specified amount; then the death benefit will vary as the cash value varies.

The limitation percentage is the minimum percentage of cash value we must pay as the death benefit under federal tax requirements. It is based on the attained age of the insured at the beginning of each Policy year. The following table indicates the limitation percentages for the guideline premium test for different ages:

Attained Age	Limitation Percentage
40 and under	250%
41 to 45	250% minus 7% for each age over age 40
46 to 50	215% minus 6% for each age over age 45
51 to 55	185% minus 7% for each age over age 50
56 to 60	150% minus 4% for each age over age 55
61 to 65	130% minus 2% for each age over age 60
66 to 70	120% minus 1% for each age over age 65
71 to 75	115% minus 2% for each age over age 70
76 to 90	105%
91 to 95	105% minus 1% for each age over age 90
96 to 99	100%
100 and older	101%

If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as “in the corridor.” An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

Option A Guideline Premium Test Illustration. Assume that the insured’s attained age is under 40 and that there are no outstanding loans. Under Option A, a Policy with a $100,000 specified amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of cash value, any time the cash value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 specified amount. (The figure $40,000 is derived by solving for cash value in the following calculation: $100,000= 250% multiplied by cash value.) Each additional dollar added to the cash value above $40,000 will increase the death benefit by $2.50.

Similarly, as long as the cash value exceeds $40,000, each dollar taken out of the cash value will reduce the death benefit by $2.50. If at any time the cash value multiplied by the limitation percentage is less than the specified amount, then the death benefit will equal the specified amount of the Policy, reduced by the dollar value of any cash withdrawals.

Under the Cash Value Accumulation Test

Death Benefit equals the greatest of:

1.	The specified amount; or
2.

A specified percentage called the “limitation percentage,” as shown on your Policy’s schedule page, multiplied by the difference of the cash value on the date of the primary insured’s death and any applicable net single premium for riders that are qualified additional benefits as shown on your Policy’s schedule page; or

3.	The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option A, your death benefit remains level unless the limitation percentage calculation above is greater than the specified amount; then the death benefit will vary as the cash value varies.

The limitation percentage and the net single premium for riders under the cash value accumulation test are calculated as specified under Section 7702. They are based on the insured’s gender, underwriting class, specified amount band, and attained age at the beginning of each Policy year and will differ depending on whether your Policy was issued under the 2001 or 1980 C.S.O. Tables.

If the federal tax code requires us to determine the death benefit by reference to these limitation percentages and net single premiums, the Policy is described as “in the corridor.” An increase in the cash value will increase our risk, and we will increase the cost of insurance we deduct from the cash value.

Option A Cash Value Accumulation Test Illustration. Assume that a Policy has no outstanding loans. Also assume that the Policy has a specified amount of $100,000, an Other Insured Rider with a face amount of $50,000 has been added to the Policy, the limitation percentage is 297%, and the net single premium for the rider is $14,850. Under Option A, a Policy with a $100,000 specified amount will generally pay $100,000 in death benefits. However, because the death benefit for the Policy, not including the Other Insured Rider, must be equal to or be greater than 297% of the difference of the cash value and the net single premium for riders, any time the cash value of the Policy exceeds $48,520, the death benefit of the Policy, not including the rider, will exceed the $100,000 specified amount. The figure of $48,520 is derived by solving for cash value in the calculation $100,000 = 297% multiplied by (cash value minus $14,850): 297% multiplied by ($48,520 – $14,850) = $100,000. Each additional dollar added to the cash value above $48,520 will increase the death benefit of the Policy, not including the rider, by $2.97.

Similarly, as long as the cash value exceeds $48,520, each dollar taken out of the cash value will reduce the death benefit of the Policy, not including the Other Insured Rider, by $2.97. If at any time the difference of the cash value and the net single premium for riders multiplied by the limitation percentage is less than the specified amount, the death benefit of the Policy, not including the Other Insured Rider, will equal the specified amount of the Policy.

Option B

Under the Guideline Premium Test

Death Benefit equals the greatest of:	1. The specified amount, plus the cash value on the insured’s date of death; or
2. The limitation percentage, as shown on your Policy’s schedule page, multiplied by the cash value on the primary insured’s date of death; or.
3. The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option B, the death benefit always varies as the cash value varies.

Option B Guideline Premium Test Illustration. Assume that the insured’s attained age is under 40 and that there are no outstanding loans. Under Option B, a Policy with a specified amount of $100,000 will generally pay a death benefit of $100,000 plus cash value. Thus, a Policy with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit, however, must be at least 250% of cash value. As a result, if the cash value of the Policy exceeds $66,667, then the death benefit will be greater than the specified amount plus cash value. The figure of $66,667 is derived by solving for cash value in the calculation 250% multiplied by cash value = $100,000 plus cash value: 250% multiplied by $66,667 = $100,000 plus $66,667. Each additional dollar of cash value above $66,667 will increase the death benefit by $2.50.

Similarly, any time cash value exceeds $66,667, each dollar taken out of cash value will reduce the death benefit by $2.50. If at any time, cash value multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit will be the specified amount plus the cash value of the Policy.

Under the Cash Value Accumulation Test

Death Benefit equals the greatest of:	1. The specified amount, plus the cash value on the primary insured’s date of death; or

2.      A specified percentage called the “limitation percentage,” as shown on your Policy’s schedule page, multiplied by the difference between the cash value on the date of the primary insured’s death and any applicable net single premium for riders that are qualified additional benefits as shown on your Policy’s schedule page; or
3. The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option B, the death benefit always varies as the cash value varies.

Option B Cash Value Accumulation Test Illustration. Assume that the insured’s attained age is 40 and that there are no outstanding loans. Also assume that the Policy has a specified amount of $100,000, an Other Insured Rider with a face amount of $50,000 has been added to the Policy, the limitation percentage is 297%, and the net single premium for the rider is $14,850. Under Option B, a Policy with a specified amount of $100,000 will generally pay a death benefit of $100,000 plus cash value. Thus, a Policy with a cash value of $10,000 will have a death benefit of $110,000 ($100,000 + $10,000). The death benefit for the Policy, not including the rider, however, must be at least 297% of the difference of the cash value and the net single premium for riders. As a result, if the cash value of the Policy exceeds $73,149, then death benefit for the Policy, not including the rider, will be greater than the specified amount plus cash value. The figure of $73,149 is derived by solving for cash value in the calculation 297% multiplied by (cash value minus $14850) = $100,000 plus cash value: 297% of ($73,149 – $14,850) = $100,000 + $73,149. Each additional dollar of cash value above $73,149 will increase the death benefit of the Policy, not including the rider, by $2.97.

Similarly, any time cash value exceeds $73,149, each dollar taken out of cash value will reduce the death benefit of the Policy, not including the rider, by $2.97. If at any time, the difference of the cash value and the net single premium for riders multiplied by the limitation percentage is less than the specified amount plus the cash value, then the death benefit for the Policy, not including the rider, will be the specified amount plus the cash value of the Policy.

Option C

Death Benefit equals the greatest of: (not available for the Exec Policy)	1. Death benefit Option A; or
2. The specified amount, multiplied by an age based “factor” equal to the lesser of:
• 1.0; or

• 0.04 multiplied by (95 minus insured’s attained age at death) (the “factor” will never be less than zero);
Plus the cash value on the insured’s date of death; or.

3. The amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code.

Under Option C, the death benefit varies with the cash value and the insured’s attained age. Because the death benefit under Option C is at least as large as that under Option A, the Code Section 7702 life insurance qualification compliance test used in calculating the Option A death benefit will be taken into account in the Option C death benefit.

Option C—Three Illustrations.

1. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $22,000 will have a death benefit of $102,000 ($100,000 x the minimum of (1.0 and (0.04 x (95-75))) + $22,000).

2. Assume that the insured is attained age 75 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and with a cash value of $9,000 will have a death benefit equal to the specified amount of $100,000, since the calculation of $100,000 times the minimum of (1.0 and (0.04 x (95-75))) plus $9,000 is less than the specified amount.

3. Assume that the insured is under age 71 and that there are no outstanding loans. Under Option C, a Policy with a specified amount of $100,000 and a cash value of $10,000 will have a death benefit of $110,000, because through age 70 the minimum of (1.0 and (0.04 x (95-age))) is always 1.0. Until the insured attains age 71, the Option C death benefit is the same as the Option B death benefit.

Changes to Death Benefit Option

After the third Policy year, you can change your death benefit option, but no more frequently than once each Policy year. You must send a written request to our mailing address or fax your request to us at 1-727-299-1620. The change will take effect on the first Monthiversary on or next following the day we receive your request, in good order.

If you change from death benefit option A to death benefit option B, then your specified amount after that change will equal (a) the specified amount immediately before the change minus (b) your cash value on the date of the change. If you change from death benefit option B to death benefit option A, then your specified amount after that change will equal (a) the specified amount immediately before the change minus your cash value on the date of the change.

You cannot make a change to the death benefit option that would reduce the specified amount below the minimum amount shown on your Policy schedule page. Nor can you change the death benefit option after the insured attains age 95. Changing your Policy’s death benefit option may have tax consequences; you should consult a tax advisor before doing so.

Death Benefit After Age 100

If the Policy is still in force on the Policy anniversary on or following the insured’s 100th birthday, the Policy will continue and the death benefit payable will continue to be calculated in accordance with the death benefit option and the life insurance compliance test then in effect.

Effect of Cash Withdrawals on the Death Benefit

If you choose Option A, or if you choose Option C (Base and Focus Policies) and the insured’s attained age is 71 or greater, then a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal. We will not impose a decrease charge when the specified amount is decreased as a result of taking a cash withdrawal. Regardless of the death benefit option you choose, a cash withdrawal will reduce the death benefit by at least the amount of the withdrawal. For a description of the effect of cash withdrawals on the death benefit option that you select, please refer to the section entitled “Surrenders and Cash Withdrawals – Cash Withdrawal Conditions” in this prospectus.

Effect of Inflation Fighter Rider on the Death Benefit

Under the Base and Focus Policies, if you choose Option A, then you may add the Inflation Fighter Rider. Your Policy’s specified amount will automatically increase each year on the Policy anniversary until the 20th Policy anniversary. If you change from Option A to either Option B or Option C, then the Inflation Fighter Rider will terminate and future scheduled increases in specified amount will automatically cease. Please note: Past increases to the specified amount under the Inflation Fighter Rider are retained. The Inflation Fighter Rider is not available under the Exec Policy.

CHOOSING DEATH BENEFIT OPTIONS

You must choose one death benefit option on your application. This is an important decision. The death benefit option you choose will have an impact on the dollar value of the death benefit, on your cash value, and on the amount of cost of insurance charges you pay. If you do not select a death benefit option on your application, then Option A will become the death benefit option for your Policy by default.

You may find Option A more suitable for you if your goal is to increase your cash value through positive investment experience. You may find Option B more suitable if your goal is to increase your total death benefit. You may find Option C (Base and Focus Policies) more suitable if your goal is to increase your total death benefit before you reach attained age 70, and to increase your cash value through positive investment experience thereafter.

INCREASING/DECREASING THE SPECIFIED AMOUNT

The specified amount can be increased at any time after the first Policy year and prior to your attained age 75, or decreased at any time after the third Policy year. No more than one change in the specified amount can occur each Policy year. An increase or decrease in the specified amount will affect your cost of insurance charge, monthly per unit charge, your guideline premium or cash value accumulation test amounts, your Modified Endowment Contract, your minimum monthly guarantee premium, and may affect your ability to maintain the no lapse period guarantee, and may have adverse federal tax consequences. Any charges associated with an increase or decrease in your specified amount will be based on the same C.S.O. Table that was in effect when your Policy was issued.

In addition, an increase or decrease in specified amount may move the Policy into a different specified amount band, so that your overall cost of insurance rate and monthly per unit charge will change. An increase in specified amount will be treated as an additional layer of coverage with its own monthly per unit charge, surrender charges and surrender charge period. If you increase your specified amount, you will receive notification of your new minimum monthly guarantee premium and surrender charge schedule. This also applies to increases generated by the Inflation Fighter Rider.

Any decrease shall reduce your specified amount in the additional layer of coverage created:

(a)	First by the most recent increase;
(b)	Followed by the next most recent increases successively; and
(c)	Followed by the amount specified in the original application.

You should consult a tax advisor before increasing or decreasing your Policy’s specified amount.

Conditions for and impact of decreasing the specified amount:	• You must send your written request to our mailing address or fax it to us at 1-727-299-1620.
• Decreases are only allowed after the third Policy year.
• You may not decrease your specified amount lower than the minimum specified amount - under band 1 for Base and Exec Policies and band 2 for Focus Policies - shown on your Policy schedule page.
• You may not decrease your specified amount if it would disqualify your Policy as life insurance under the Internal Revenue Code.

•     Until the later of the end of the surrender charge period or the Policy anniversary on or following the insured’s 65th birthday, we may limit the amount of decrease to no more than 20% of the then specified amount (for Exec Policy owners, we will also allow a one-time decrease of 50% at any point after the seventh Policy year).

• A decrease in specified amount will take effect on the first Monthiversary on or next following the day we receive your written request, in good order, at our mailing address.

•     We will assess a decrease charge against the cash value if you request a decrease in your specified amount within the first 8 Policy years (or during the 8-year period subsequent to an increase in specified amount).

•     If a decrease to your Policy’s specified amount causes your specified amount band to change, then we will apply the cost of insurance rates and monthly per unit charge to the amounts in the new band as of the effective date of the decrease in specified amount.

• A decrease in specified amount will cause a new minimum monthly guarantee premium to be calculated. The new minimum monthly guarantee premium is effective on the date of decrease.

Conditions for and impact of increasing the specified amount:	• We will accept requests for increases in specified amount on any Monthiversary before the insured’s 86th birthday.
• Your request, in good order, must be applied for on a supplemental application and must include evidence of insurability satisfactory to us.
• A requested increase in specified amount requires our approval and will take effect on the Monthiversary on or after the day we approve your request.

• We may require your requested increase in specified amount to be at least $10,000.
• You may not decrease and increase your specified amount in the same Policy year.

•      If an increase (including specified amount increases generated by the Inflation Fighter Rider) to your Policy’s specified amount causes your specified amount band to change, then we will apply the cost of insurance rates and monthly per unit charge to the amounts in the new band as of the effective date of the increase in specified amount.

•      An increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider) will cause a new minimum monthly guarantee premium to be calculated for the Base and Focus Policies. The new minimum monthly guarantee premium is effective on the date of increase.

•      Each increase in specified amount (including specified amount increases generated by the Inflation Fighter Rider) for the Base and Focus Policies will have its own surrender charge that applies for 8 years after the date of each increase. This charge may significantly reduce your net surrender value.

•      Requested increases in specified amount will not be subject to future automatic increases under the Inflation Fighter Rider. Past increases to the specified amount under the Inflation Fighter Rider are retained.

Payment Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. These are described under “Settlement Options” in your Policy and in this prospectus.

SURRENDERS AND CASH WITHDRAWALS

SURRENDERS

You must make a written request to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request at our mailing address. You may also fax your request to our administrative office at 1-727-299-1620. We may require an original signature with your written request. Written requests to surrender a Policy that are received at our mailing address (or faxed to our administrative office) before the NYSE closes, are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern time). If we receive the written request at our mailing address or a fax request at our administrative office after the NYSE closes or on a day the NYSE is closed for trading, we will process the surrender request using the subaccount unit value determined at the close of the next regular business session of the NYSE. Please Note: All surrender requests must be submitted in good order to avoid a delay in processing your request.

The insured must be alive, and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request, in good order, at our mailing address. You will incur a surrender charge if you surrender your Base Policy or Focus Policy during the first 8 Policy years (or during the 8-year period subsequent to an increase in specified amount, including specified amount increases generated by the Inflation Fighter Rider).

Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value in a lump sum (by check) within seven days or under a settlement option. A surrender may have tax consequences. For more information regarding tax consequences, please refer to the section entitled “Federal Income Tax Considerations.”

CASH WITHDRAWALS

After the first Policy year, you may request a cash withdrawal of a portion of your surrender value subject to certain conditions. All cash withdrawal requests must be submitted in good order to avoid a delay in processing your request.

Cash withdrawal conditions:

•      You must send your written cash withdrawal request with an original signature, in good order, to our mailing address. If your withdrawal request is less than $500,000, then you may fax it to us at 1-727-299-1620.

•      After the first Policy year, we will allow one cash withdrawal per Policy year on Base and Focus policies. We allow twelve (12) cash withdrawals per Policy year after the first year for Exec Policies.

•      During the first 5 Policy years, the amount of the withdrawal may be limited to no less than $500 and to no more than 10% of the net surrender value. After the 5th Policy year, the amount of a withdrawal may be limited to no less than $500 and to no more than the net surrender value, less $500.

• You may not take a cash withdrawal if it will reduce the specified amount below the minimum specified amount set forth in the Policy.

•      You may specify the subaccount(s) and the fixed account from which to make the withdrawal. If you do not specify an account, we will take the withdrawal from each account in accordance with your current premium allocation instructions. If this is not possible, the withdrawn amount will be withdrawn pro-rata from all accounts.

• We generally will pay a cash withdrawal request within seven days following the valuation date we receive the request, in good order, at our mailing address.

•      For the Base and Focus policies: We will deduct a processing fee equal to $25 or 2% of the amount you withdraw, whichever is less. We deduct this amount from the withdrawal, and we pay you the balance. There is no withdrawal charge for Exec Policies.

• You may not take a cash withdrawal that would disqualify your Policy as life insurance under the Internal Revenue Code.
• You will forfeit any future increases in specified amount generated by the Inflation Fighter Rider if you take a cash withdrawal.
• A cash withdrawal may have tax consequences.

A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and, in most cases, will reduce the death benefit by at least the amount of the cash withdrawal. When death benefit Option A is in effect or when death benefit Option C (Base and Focus Policies) is in effect and the insured’s attained age is 71 or greater, a cash withdrawal will reduce the specified amount by an amount equal to the amount of the cash withdrawal.

A decrease in specified amount may cause your Policy to be in a lower specified amount band, so that your cost of insurance rates and monthly per unit charges would be higher. You also may have to pay higher minimum monthly guarantee premiums. We will not impose a decrease charge when the specified amount is decreased as a result of taking a cash withdrawal.

When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your cash withdrawal or complete surrender payment, we will deduct that charge from the payment. We currently charge $25 for an overnight delivery ($35 for Saturday delivery) and $50 for wire service. You can obtain further information about these charges by contacting us at our administrative office or our mailing address.

CANCELING A POLICY

You may cancel a Policy for a refund during the “free-look period” by returning it, with a written request to cancel the Policy, to our mailing address. You may also fax your request to our administrative office at 1-727-299-1620 along with page 3 of the Policy. The “free-look period” generally expires 10 days after you receive the Policy but in some states you may have more than 10 days. If you decide to cancel the Policy during the “free-look period,” we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive, in good order, the written request and the returned Policy at our mailing address (or a fax request and page 3 of the Policy are received in good order at our administrative office).

If your state requires us to allocate premiums according to a policyowner’s instructions during the “free-look period,” then the amount of the refund will be:

•	Your cash value in the subaccounts and the fixed account on the date the written request and Policy are received in good order at our mailing address (or a fax request and Page 3 of the Policy at our administrative office); plus
•	Any charges and taxes we deduct from your premiums; plus
•	Any monthly deductions or other charges we deducted from amounts you allocated to the subaccounts and the fixed account.

Some states may require us to refund all of the premiums you paid for the Policy. (See “Policy Features – Premiums – Allocation Premiums – Reallocation Account.”)

California Policyowners Age 60 and Over

For policies issued in the state of California, if the policyowner is age 60 or older as of the Policy effective date, the Policy’s free-look period is 30 days from the date of delivery. During the 30-day free-look period, we will hold the net premiums in the fixed account, unless you direct us to allocate the net premiums as per your most recent allocation instructions. On the day following the end of the 30-day free look period, we will automatically transfer the accumulated value to subaccounts that you selected. This automatic transfer is excluded from the transfer limitations described later in this prospectus.

You can specifically direct the allocation of your net premiums to the subaccounts during the 30-day free-look period:

•	On your application.
•	In writing any time prior to the end of the 30-day free-look period.

SIGNATURE GUARANTEES

Signature guarantees are relied upon as a means of preventing the perpetration of fraud in financial transactions, including the disbursement of funds or assets from a victim’s account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person’s money by forging a signature on a written request for the disbursement of funds.

As a protection against fraud, we may require that the following transaction requests include a Medallion signature guarantee:

•	All requests for disbursements (i.e., cash withdrawals and surrenders) of $500,000 or more.
•	Any disbursement request made on or within 10 days of our receipt of a request to change the address of record for an owner’s Policy.
•	Any disbursement request when Western Reserve has been directed to send proceeds to a different address from the address of record for that owner’s account. Please note: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity policy for another with the same owner in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.
•	Any transaction where the owner’s signature on a request submitted does not match the signature in our files.

An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	National and state banks.

•	Savings banks and savings and loan associations.
•	Securities brokers and dealers.
•	Credit unions.

The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

LOANS

GENERAL

After the first Policy year (as long as the Policy is in force) you may borrow money from us using the Policy’s net surrender value as the only security for the loan. We may permit a loan prior to the first Policy anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. See “Federal Income Tax Considerations.”

Policy loans are subject to	• We may require you to borrow at least $500.
certain conditions:	• The maximum amount you may borrow is 90% of the net surrender value, minus loan interest that will accrue prior to the next Policy anniversary.

When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). We will transfer that amount to the loan reserve account. The loan reserve account is the portion of the fixed account to which amounts are transferred as collateral for a Policy loan.

We normally pay the amount of the loan within seven days after we receive a loan request, in good order, at our mailing address or, in the limited circumstances described below, by telephone or fax at our administrative office. We may postpone payment of loans under certain conditions.

You may request a loan of up to $50,000 by telephone by calling us at our administrative office at 1-800-851-9777, Monday - Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time. If you do not want the ability to request a loan by telephone, you should notify us in writing at our mailing address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine. (Note: All loan requests must be submitted in good order to avoid a delay in processing your request.)

If your loan request is less than $500,000, then you may fax it to us at 1-727-299-1620. If the loan request is over $500,000 or if the address of record has been changed within the past 10 days, we may reject your request or require a signature guarantee. We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our mailing address and will be credited as of the date received. You may also call 1-800-851-9777 to request a manual draft to be applied as a loan payment or to pay off the loan.

At each Policy anniversary, we will compare the outstanding loan amount, including accrued loan interest, to the amount in the loan reserve account. At each such time, if the outstanding loan amount, including accrued loan interest, exceeds the amount in the loan reserve account, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve account, in the same manner as when a loan is made. If the amount in the loan reserve account exceeds the amount of the outstanding loan, including accrued loan interest, we will withdraw the difference from the loan reserve account and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. No charge will be imposed for these transfers, and these transfers are not treated as transfers in calculating the transfer charge. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

LOAN INTEREST SPREAD

The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 2.75%, guaranteed not to exceed 3.0%) and the amount of interest we credit to your loan reserve account (an effective annual rate of 2.0% guaranteed). After the 10th Policy year, we currently apply preferred loan rates on an amount equal to the cash value minus total premiums paid (less any cash withdrawals) and minus any outstanding loan amount. After attained age 100, all loans will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

Loan Reserve Account Interest Rate Credited

We will credit the amount in the loan reserve account with interest at an effective annual rate of 2.0%.

EFFECT OF POLICY LOANS

A Policy loan reduces the death benefit proceeds and net surrender value by the amount of any outstanding loan amount, including accrued loan interest. Repaying the loan causes the death benefit proceeds and net surrender value to increase by the amount of the repayment. As long as a loan is outstanding, we hold a loan reserve equal to the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account’s investment performance and may not be credited with the interest rates accruing on the unloaned portion of cash value in the fixed account. Amounts transferred from the separate account to the loan reserve will reduce the value in the separate account and we will credit such amounts with an interest rate of 2.0% rather than a rate of return reflecting the investment results of the separate account.

We also currently charge interest on Policy loans at an effective annual rate of 2.75%. Because interest is added to the amount of the Policy loan to be repaid, the size of the loan will constantly increase unless the Policy loan is repaid.

There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

We will notify you (and any assignee of record) if a loan causes your net surrender value to reach zero. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

POLICY LAPSE AND REINSTATEMENT

LAPSE

Your Policy may not necessarily lapse (terminate without value) if you fail to make a planned periodic payment. However, even if you make all your planned periodic payments, there is a possibility that your Policy will lose value and lapse. The Base Policy and the Focus Policy provide a no lapse period guarantee as described below. Once your no lapse period ends, or if the no lapse period guarantee is not in effect, your Policy may lapse if the net surrender value on any Monthiversary is less than the monthly deductions due on that day. Such lapse might occur if unfavorable investment experience, loans, accrued loan interest, and cash withdrawals cause a decrease in the net surrender value, or if you have not paid sufficient premiums as discussed below to offset the monthly deductions.

If the net surrender value is not enough to pay the monthly deductions, then we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. We pay the death benefit proceeds if an insured dies during the grace period. If we do not receive the specified minimum payment by the end of the grace period, then all coverage under the Policy will terminate without value.

Your Policy is a flexible premium policy that is subject to certain monthly deductions that are dependent upon, among other factors, the characteristics of the insureds, riders associated with your Policy, and your Policy’s specified amount. If your Policy does lapse and you choose to reinstate it, you will be required to make additional payments. The payments needed to reinstate the Policy will depend on whether the no lapse date has passed. Please refer to the section below entitled “Reinstatement” for a description of the payments that may be required to reinstate your Policy.

NO LAPSE PERIOD GUARANTEE (BASE POLICY AND FOCUS POLICY)

Both the Base Policy and the Focus Policy provide a no lapse guarantee during the no lapse period. As long as you keep the no lapse period guarantee in effect, your Policy will not lapse and no grace period will begin. Even if your net surrender value is not enough to pay your monthly deductions, the Policy will not lapse as long as the no lapse period guarantee is in effect. The no lapse period guarantee will not extend beyond the no lapse date stated in your Policy, except as explained below in “Extension of No Lapse Guarantee Period.” Each month we determine whether the no lapse period guarantee is still in effect. If the no lapse period guarantee is not in effect and the Policy is still in force, it can be restored by paying sufficient minimum monthly guarantee premiums at any time prior to the no lapse date.

No lapse date: (Base Policy)	• For a Policy issued to any insured ages 0-55, the no lapse date is the same date as the 10th anniversary.
• For a Policy issued to an insured ages 56 – 60, the no lapse date is the Policy anniversary at the insured’s attained age 65.
• For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary.
• The no lapse date is specified in your Policy or as explained below in “Extension of No Lapse Guarantee Period.”

No lapse date: (Focus Policy)	• For a Policy issued to any insured ages 0-56, the no lapse date as the same date as the 8th anniversary.
• For a Policy issued to an insured ages 57- 60, the no lapse date is the Policy anniversary at the insured’s attained age 64.
• For a Policy issued to an insured ages 61-85, the no lapse date is the fourth Policy anniversary.
• The no lapse date is specified in your Policy.

No lapse extension (Base & Focus Policies – For Policies applied for before October 30, 2008 and issued before January 1, 2009):

The no lapse date for all policies that were in force on May 1, 2009, with a no lapse date indicated on the Policy schedule page in 2006, 2007, 2008, 2009, 2010 or 2011, has been automatically extended to the Policy anniversary in 2012. The minimum monthly guarantee premium will not be changed, but if a cash withdrawal or a loan has been taken, or if requested in the future, additional minimum premiums may need to be paid to maintain the no lapse guarantee. If an affected Policy lapses and is reinstated before January 1, 2012, the extended No Lapse will remain in effect.

Keeping the no lapse period guarantee in effect:	• The no lapse period guarantee will not be effective if you do not pay sufficient minimum monthly guarantee premiums.
• You must pay total premiums (minus withdrawals, outstanding loan amounts, including accrued loan interest, and any decrease charge) that equal at least:
> the sum of the minimum monthly guarantee premiums in effect for each month from the Policy date up to and including the current month.

Effect of changes on minimum monthly guarantee premium:

•     We will recalculate the amount of the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount, or if supplemental benefits (riders) are added, reduced or increased during the no lapse period.

•     Depending upon the change made to the Policy or rider and the resulting impact on the level of the minimum monthly guaranteed premium, you may need to pay additional premiums to keep the Policy in force. Except as described below, we normally will not extend the length of the no lapse period.

You will lessen the risk of Policy lapse if you keep the no lapse period guarantee in effect. Before you take a cash withdrawal or a loan, or decrease the specified amount, or add, increase or decrease a rider, you should consider carefully the effect it will have on the no lapse period guarantee.

See “Minimum Monthly Guarantee Premium” for a discussion of how the minimum monthly guarantee premium is calculated and can change.

Extension of No Lapse Guarantee Period

The no lapse date for all Policies applied for before October 30, 2008 and issued before January 1, 2009 that were in force on May 1, 2009, with a no lapse date indicated on the policy schedule page in 2006, 2007, 2008, 2009, 2010 or 2011, has been automatically extended to the Policy Anniversary in 2012. The minimum monthly guarantee premium will not be changed, but if a cash withdrawal or a loan has been taken, or if requested in the future, additional minimum premiums may need to be paid to maintain the No Lapse guarantee. If an affected Policy lapses and is reinstated before January 1, 2012, the extended no lapse date will remain in effect.

REINSTATEMENT

We may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

• Submit a written application for reinstatement, in good order, to our mailing address or fax your request to our administrative office at 1-727-299-1620.
• Provide evidence of insurability satisfactory to us.

•    If the no lapse period has expired, pay an amount sufficient to provide a net premium equal to any uncollected monthly deductions due up to the time of termination, plus two monthly deductions due in advance at the time of reinstatement, plus an amount sufficient to increase the cash value above the surrender charges in effect at the time of reinstatement.

•    If the no lapse period has not expired, pay the lesser of the premium described directly above, or the total minimum monthly guarantee premium from Policy issue through the month of lapse, plus two months of minimum monthly guarantee premiums, minus premiums previously paid net of any withdrawals, outstanding loans and accrued loan interest.

The cash value of the loan reserve on the reinstatement date will be zero. Your net surrender value on the reinstatement date will equal the cash value at the time your Policy lapsed, plus any net premiums you pay at reinstatement, minus one monthly deduction and any surrender charge (that we would assess if you were to surrender the Policy). The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement. We will not reinstate indebtedness (i.e., outstanding loan plus any accrued interest at the time your Policy lapsed).

FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the Policy should generally satisfy the applicable Code requirements.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. We believe that the Policy does not give you investment control over separate account assets.

In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 defines a life insurance policy for federal income tax purposes and places limits on the relationship of the cash value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after age 99. Lack of specific IRS guidance, however, makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in cash value should generally not be taxable until received by you or your designee. However, if your Policy is a modified endowment contract as defined in Code Section 7702A you may be taxed to the extent of gain in the Policy when you take a Policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be considered an amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but generally depend on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Among other things, a reduction in benefits could cause a Policy to become a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

•   All distributions other than death benefits from a MEC, including distributions upon surrender and cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax free.

•   Loans taken from or secured by (e.g., by assignment) or pledges of such a Policy and increases in cash value secured by such loan pledge are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be treated as distributions and considered taxable.

•   A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59  1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

•   If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, the IRS has the authority, but has not yet done so, to issue regulations providing that distributions that are made within two years before the Policy becomes a MEC will also be taxed in this manner.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax applicable to MECs.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be taxed as if it were a distribution at that time. The tax consequences associated with Policy loans outstanding after the first 10 Policy years with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions is at least $200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and in its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor. Recent legislation under Section 101(j) of the Internal Revenue Code has imposed notice, consent and other provisions on policies owned by employers and certain of their affiliates, owners and employees in order to receive death benefits tax-free and inserted additional tax reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludable from the gross income of the beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

Continuation of Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the insured’s attained age 100 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 100.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes. Special Rules for Pension Plans and Section 403(b) Arrangements. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase. Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

Please Note: In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified estate gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. Recent legislation has generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The uncertainty as to future estate, gift and generation-skipping transfer taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

OTHER POLICY INFORMATION

SETTLEMENT OPTIONS

If you surrender the Policy, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured’s date of death.

Under any settlement option, the dollar amount of each payment will depend on four things:

• The amount of the surrender on the surrender date or death benefit proceeds on the insured’s date of death.
• The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 2.0%).
• The mortality tables we use.
• The specific payment option(s) you choose.

Option 1—Equal Monthly Installments for a Fixed Period	• We will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 240 months.
• We will stop making payments once we have made all the payments for the period selected.
Option 2—Equal Monthly Installments for Life (Life Income)	At your or the beneficiary’s direction, we will make equal monthly installments:
• Only for the life of the payee, at the end of which payments will end; or
• For the longer of the payee’s life, or for 10 years if the payee dies before the end of the first 10 years of payments; or
• For the longer of the payee’s life, or until the total amount of all payments we have made equals the proceeds that were applied to the settlement option.

Option 3—Equal Monthly Installments for the Life of the Payee and then to a Designated Survivor (Joint and Survivor)	•	We will make equal monthly payments during the joint lifetime of two persons, first to a chosen payee, and then to a co-payee, if living, upon the death of the payee.
	•	Payments to the co-payee, if living, upon the payee’s death will equal either:
> the full amount paid to the payee before the payee’s death; or
> two-thirds of the amount paid to the payee before the payee’s death.
	•	All payments will cease upon the death of the co-payee.

Payments We Make

We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death, in good order, at our administrative office. However, we can postpone such payments if any of the following occurs:

• The NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC.
• The SEC permits, by an order, the postponement for the protection of policyowners.
• The SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of their value not reasonably practicable.

In addition, if, pursuant to SEC rules, either the Transamerica AEGON Money Market VP portfolio or the ProFund VP Money Market portfolio suspends payment of redemption proceeds in connection with a liquidation of such portfolio, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the Transamerica AEGON Money Market sub-account or the ProFund VP Money Market subaccount until the portfolio is liquidated.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds, or surrenders from the fixed account for up to six months.

If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

SPLIT DOLLAR ARRANGEMENTS

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., net surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the net surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the net surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the Policy and the employee’s beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our mailing address. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the “Act”). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar policy.

POLICY TERMINATION

Your Policy will terminate on the earliest of:

•	The date the insured dies.
•	The end of the grace period.
•	The date the Policy is surrendered or returned during the free-look period.

ASSIGNMENT OF THE POLICY

You may assign your Policy by giving us written notice. We reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the State insurance commissioner, to require that the assignment will be effective only upon acceptance by us, and to refuse assignments or transfers at any time on a non-discriminatory basis.

SUPPLEMENTAL BENEFITS (RIDERS)

The following supplemental benefits (riders) are available and may be added to your Policy. Monthly charges for these riders are deducted from the cash value as part of the monthly deductions. The riders available with the Policies do not build cash value and provide benefits that do not vary with the investment experience of the separate account. For purposes of the riders, the primary insured is the person insured under the Policy. These riders may not be available in all states, certain benefits and features may vary by state, and they may be available under a different name in some states. Adding these supplemental benefits to an existing Policy, or canceling them, may have tax consequences; you should consult a tax advisor before doing so. Please note: Some riders are not available under the Exec Policy.

PRIMARY INSURED RIDER PLUS (“PIR PLUS”) (BASE POLICY AND FOCUS POLICY)

Under the PIR Plus, we provide term insurance coverage on the primary insured on a different basis from the coverage in your Policy.

Features of PIR Plus:	• The rider increases the Policy’s death benefit by the rider’s face amount.
• The rider may be purchased from issue ages 0-85.
• The minimum purchase amount for the rider is $25,000. There is no maximum purchase amount.
• We do not assess any additional surrender charge for the rider.

•    Generally the rider coverage costs less than the insurance coverage under the Policy, but it has no cash value and terminates at age 100, and it does not provide a guarantee that current cost of insurance rates in the first three Policy years will remain fixed.

• You may cancel or reduce your rider coverage without decreasing your Policy’s specified amount.
• You may generally decrease your Policy’s specified amount without reducing your rider coverage.

Subject to the following conditions, on any Monthiversary while this rider is in force, you may convert this rider to a new Policy on the primary insured’s life without evidence of insurability.

Conditions to convert the rider:	• Your request must be in writing, in good order, and sent to our mailing address.
• The primary insured has not reached his/her 86th birthday.

• The new policy is any permanent insurance policy that we currently offer for conversions.
• We may allow an increase to the Policy’s specified amount if the Policy and all of the riders in force allow such an increase.

•    The amount of the insurance under the new policy or the amount of the increase will equal the face amount in force under the rider as long as it meets the minimum specified amount requirements of a Policy.

• We will base your premium on the primary insured’s rate class under the rider.

Termination of the rider:	The rider will terminate on the earliest of:

• The Policy anniversary on or following the primary insured’s 100th birthday; or
• The date the Policy terminates; or
• The date you fully convert this rider; or
• The Monthiversary when the rider terminates upon the owner’s written request.

It may cost you less to reduce your PIR Plus coverage than to decrease your Policy’s specified amount, because we do not deduct a surrender charge in connection with your PIR Plus. It may cost you more to keep a higher specified amount because the specified amount may have a cost of insurance that is higher than the cost of the same amount of coverage under your PIR Plus. Any changes to the coverage of this rider may affect your minimum monthly guarantee premium. Please refer to the applicable fee tables for your Policy to determine the respective charges for this rider.

You should consult your registered representative to determine if you would benefit from PIR Plus. We may discontinue offering PIR Plus at any time. We may also modify the terms of this rider for new policies.

OTHER INSURED RIDER (BASE POLICY AND FOCUS POLICY)

This rider may insure the spouse and/or dependent children of the primary insured. Subject to the terms of the rider, we will pay the face amount of the rider to the primary insured. Available for other insured issue ages 0-85, our minimum face amount for this rider $10,000. The maximum face amount is the lesser of $1,000,000 or the amount of coverage on the primary insured. The maximum number of Other Insured Riders that is allowed on any one Policy is five (5). We will pay the rider’s face amount when we receive proof, in good order, at our mailing address of the Other Insured’s death. Please refer to the applicable fee tables for your Policy to determine the respective charges for this rider. Subject to the following conditions, on any Monthiversary while the rider is in force, you may convert it to a new policy on the other insured’s life (without evidence of insurability).

Conditions to convert the rider:	• Your request must be in writing, in good order, and sent to our mailing address.
• The Other Insured has not reached his/her 86th birthday.
• The new policy is any permanent insurance policy that we currently offer for conversion.

•    Subject to the minimum specified amount required for the new policy, the amount of the insurance under the new policy will equal the face amount in force under the rider as long as it meets the minimum specified amount requirements of the original Policy.

• We will base the premium for the new policy on the Other Insured’s underwriting class under the rider.

Termination of the rider:	The rider will terminate on the earliest of:

• The Policy anniversary on or following the Other Insured’s 100th birthday; or
• The date the Policy terminates for any reason except for death of the primary insured; or
• 31 days after the death of the primary insured; or
• The date of conversion of this rider; or
• The Monthiversary when the rider is terminates upon the owner’s written request.

CHILDREN’S INSURANCE RIDER (BASE POLICY AND FOCUS POLICY)

This rider provides coverage on the primary insured’s children ages 15 days through 18 years old on the effective date of the rider or when later added to the rider due to birth or legal adoption. The coverage for any insured child will terminate on the Monthiversary following that child’s 25th birthday. Our minimum face amount for this rider is $5,000 and the maximum face amount is $20,000. We will pay a death benefit once we receive proof in good order at our mailing address that the insured child died while the rider was in force for that child. At each insured child’s age 25 this rider may be converted to a new policy for five times the face amount of the rider. If the primary insured dies while the rider is in force, we will terminate the rider 31 days after the death, and we will offer a separate life insurance policy to each insured child for an amount equal to the face amount of the rider.

ACCIDENTAL DEATH BENEFIT RIDER (BASE POLICY AND FOCUS POLICY)

Available for primary insured issue ages 15 to 59; our minimum face amount for this rider is $10,000. The maximum face amount available for the rider is the lesser of (i) $150,000 or (ii) 150% of the Policy’s specified amount.

Subject to certain limitations, we will pay the face amount if the death of the primary insured results solely from accidental bodily injury where:

•	The death is caused by external, violent, and accidental means.
•	The death occurs within 90 days of the accident.
•	The death occurs while the rider is in force.

The rider will terminate on the earliest of:

•	The Policy anniversary on or following the primary insured’s 70th birthday; or
•	The date the Policy terminates; or
•	The Monthiversary when the rider is terminated upon the owner’s written request.

DISABILITY WAIVER OF MONTHLY DEDUCTIONS RIDER (BASE POLICY, FOCUS POLICY AND EXEC POLICY)

Subject to certain conditions, we will waive the Policy’s monthly deductions while the primary insured is disabled. You may purchase this rider if the primary insured’s issue age is between 15 and 55 years of age at the time the rider is purchased. (For the Exec Policy, this rider is only available on fully underwritten policies.) This rider is not available together with the Disability Waiver of Premium Rider.

Before we waive any monthly deductions, we must receive proof, in good order, at our mailing address that:

•	The primary insured is totally disabled;
•	The primary insured’s total disability began before the Policy anniversary on or following the primary insured’s 60th birthday; and
•	The primary insured’s total disability has existed continuously for at least six months.

We will not waive any deduction that becomes due more than one year before we receive written notice of your claim at our mailing address, after the primary insured’s recovery from disability, or after termination of this rider. While the primary insured is totally disabled and receiving benefits under this rider, no grace period will begin for the Policy provided that the cash value minus loans and accrued loan interest remains positive. It is possible that additional premium payments will be required to keep the Policy in force while the waiver of monthly deductions benefit is being paid.

Termination of the rider:	The rider will terminate on the earliest of:

• The Policy anniversary on or following the primary insured’s 60th birthday, unless the primary insured is totally disabled.

•    The date of recovery from disability (with respect to benefits accruing during the continuance of an existing total disability after the Policy anniversary on or following the primary insured’s 60th birthday).

• The date the Policy terminates.
• The Monthiversary when this rider is terminated upon the owner’s written request.

If we are paying benefits under the rider on the Policy anniversary after the insured’s 60th birthday, then the rider will not terminate and benefits will not end until the date the primary insured is no longer totally disabled.

DISABILITY WAIVER OF PREMIUM RIDER (BASE POLICY, FOCUS POLICY AND EXEC POLICY)

Subject to certain conditions, we will apply the waiver of premium benefit, as shown on the Policy schedule page, as if it is a premium payment into the Policy while the primary insured is totally disabled, as defined in the rider. The waiver of premium benefit is generally equal to the annual planned premium for the Policy, but the maximum payment is the lesser of $12,000 or the maximum annual premium payable under the guideline premium test. We will allocate the resulting net premium into the Policy’s cash value. You may purchase this rider if the primary insured’s issue age is between 15 and 55 years of age. (Note: For the Exec Policy, this rider is only available on fully underwritten policies.) This rider is not available together with the Disability Waiver of Monthly Deductions Rider. In order to pay a benefit, we must receive proof, in good order, at our mailing address that:

•	The primary insured is totally disabled.
•	The primary insured became totally disabled before the Policy anniversary on or following the primary insured’s 60th birthday.
•	The primary insured’s total disability has existed continuously for at least six months.

Upon meeting the requirements above, we will also make a retroactive payment equal to six months of benefits under the rider. We will apply the benefit each month on the Monthiversary. We may not pay any benefit that becomes due more than one year before we receive written notice of your claim, after the primary insured’s recovery from disability, or after termination of this rider. It is possible that additional premium payments will be required to keep the Policy in force while the waiver of premium benefit is being paid.

Termination of the rider:	The rider will terminate on the earliest of:

• The Policy anniversary on or following the primary insured’s 60th birthday, unless the primary insured is totally disabled; or

•    The later of the date of recovery from disability or the Policy anniversary on or following the insured’s 100th birthday (with respect to benefits accruing during the continuance of an existing total disability after the Policy anniversary on or following the primary insured’s 60th birthday); or

• The date the Policy terminates; or
• The Monthiversary when this rider terminates upon the owner’s written request.

LIVING BENEFIT RIDER (AN ACCELERATED DEATH BENEFIT) (BASE POLICY, FOCUS POLICY AND EXEC POLICY)

This rider allows us to pay all or a portion of the death benefit once we receive satisfactory proof, in good order, at our mailing address that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured’s life expectancy.

We will pay a “single-sum benefit” equal to:

•	The death benefit on the date we pay the single-sum benefit; multiplied by
•	The percentage of the death benefit you elected to receive (“election percentage”); divided by
•	1 + i (“i” equals the current yield on 90-day U.S. Treasury bills or the Policy loan interest rate, whichever is greater) (“discount factor”); minus
•	Any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

The maximum terminal illness death benefit used to determine the single-sum benefit as defined above is equal to:

•	The death benefit available under the Policy once we receive satisfactory proof that the insured is ill; plus
•	The benefit available under any PIR Plus in force.

A single-sum benefit may not be greater than $500,000.

The election percentage is a percentage that you select. It may not be greater than 100%.

We will not pay a benefit under the rider if the insured’s terminal condition results from self-inflicted injuries that occur during the period specified in your Policy’s suicide provision.

The rider terminates at the earliest of:

•	The date the Policy terminates.
•	The date a settlement option takes effect.
•	The date we pay a single-sum benefit.
•	The date you terminate the rider.

We do not assess an administrative charge for this rider; however, we do reduce the single sum benefit by a discount factor to compensate us for expected income lost due to the early payment of the death benefit. The terms of this rider may vary depending on a state’s insurance law requirements.

For example, suppose before the owner elects the single sum benefit, a Policy has a $400,000 death benefit and a $10,000 loan balance. Suppose that the current yield on 90-day U.S. Treasury bills is 6.00% and the Policy loan interest rate is 2.75%. Because the greater of these is 6%, that is the interest rate that will be used to discount the single sum benefit. The owner elects to accelerate 50% of the death benefit, so the single sum benefit equals $183,679.25, which is ($400,000 x 0.50/ 1.06) - ($10,000 x 0.50). After the acceleration, the remaining death benefit is $200,000, which is 50% of $400,000, and all Policy values will be reduced by 50%.

Note: Before adding this rider to an existing Policy or requesting payment under the rider, you should consult a tax advisor to discuss the tax consequences of doing so.

INFLATION FIGHTER RIDER (BASE POLICY AND FOCUS POLICY)

This rider provides scheduled annual increases to the Policy’s specified amount, starting on the first Policy anniversary and continuing each Policy anniversary until the Policy’s 20th anniversary, without an additional application or evidence of insurability. This rider is available only at issue of the Policy for issue ages 0-65, and is only available if Death Benefit Option A is chosen on the application. The rider is not available to insureds in a substandard rating class.

Features of the rider:
• The Policy’s initial specified amount must be less than $1,000,000.
• Any change to the Policy’s death benefit option will cause the rider to terminate and annual specified amount increases to stop.
• Any withdrawal, or requested decrease in specified amount of the Policy will cause the rider to terminate and annual scheduled specified amount increases to stop.
• If you decline any scheduled specified amount increase under the rider, the rider will terminate and further scheduled specified amount increases will stop.

•    Future scheduled specified amount increases under the rider apply only to the Policy’s specified amount on the Policy date plus any previous scheduled specified amount increases under the rider. Further increases under the rider do not apply to increases in specified amount requested by you after the Policy date.

•    The Policy’s surrender charge period and surrender charges apply separately to each scheduled increase in specified amount. (See Appendix A-1 (for Policies applied for on or after October 30, 2008) or A-2 (for Policies applied for before October 30, 2008 and issued before January 1, 2009) for an example table showing these charges.) Upon a surrender of the Policy, total surrender charges will be the sum of any surrender charges applicable to the Policy and to each annual increase amount effected under the rider.

• The no lapse period for the Policy will continue to be measured from the Policy date, and will not change each time a scheduled increase in specified amount is effected under the rider.

•    Each time a scheduled increase in specified amount is made under the rider, the minimum monthly guarantee premium, and the tests we apply to qualify the Policy as life insurance under Code Section 7702, and for MEC purposes, will be recalculated.

•    Scheduled annual increases in specified amount generated by this rider will create a new layer of cost of insurance charges, monthly per unit charges and surrender charges under the Policy. Each new layer of surrender charges and monthly per unit charges resulting from the scheduled annual increase in specified amount will be based on the amount of increase, age at time of increase and the Policy duration from date of increase. Each new layer of cost of insurance charge is based on, among other factors, the age of the insured at Policy issue and the duration of the Policy at the time of the increase.

•    Banding of specified amounts for purposes of applying cost of insurance rates and monthly per unit charges is determined by adding the Policy’s specified amount and the sum of the specified amounts created by operation of the rider. The resulting cost of insurance rates and monthly per unit charges, according to the appropriate specified amount band, will then apply to both the Policy’s specified amount and to each of the specified amount increases generated by the rider.

•    Any requested decreases in specified amount may be subject to a decrease charge, and are applied on a “last-in-first-out” basis, such that the last increase in specified amount created by operation of the rider will be eliminated first, and so on. (Please refer to the section entitled “Decrease Charges” in this prospectus for a description of the decrease charge and the “last-in-first-out” basis.)

Termination of the rider:	The rider will terminate on the earliest of:

• The processing date of a requested decrease in the specified amount of the Policy.
• The date an automatic increase, under the terms of this rider, is declined by the owner.
• The day following the 20th anniversary of the Policy.
• A cash withdrawal from the Policy.
• Any change in death benefit option.
• The date the primary insured dies.
• The date the Policy terminates for any reason other than the death of the primary insured.
• The date we receive your written request at our mailing address to terminate the Policy or this rider.

Under the rider the Policy’s specified amount will increase on a compounded basis by 3.53%. As a courtesy, you will receive a notice of the date and amount of each scheduled increase from us on or prior to each Policy anniversary. You may, at that time, decline in writing to us an increase within 45 days of the date of the notice. If you decline a scheduled increase in specified amount, the rider will terminate and further scheduled increases under the rider will be cancelled.

ADDITIONAL INFORMATION

SENDING FORMS AND TRANSACTION REQUESTS IN GOOD ORDER

We cannot process your instructions to process a transaction relating to the policy until we have received your instructions in good order at our mailing address (or at our administrative office or website, as appropriate). “Good order” means the actual receipt by us of the instructions relating to a transaction in writing or, when appropriate, by telephone or facsimile, or electronically, along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) we require in order to effect the transaction. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

SALE OF THE POLICIES

Distribution and Principal Underwriting Agreement. TCI, our affiliate, serves as principal underwriter for the Policies pursuant to the terms of a principal underwriting and distribution agreement for the distribution and sale of the Policies. We pay commissions to TCI, which are passed onto selling firms (see below) and reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Policies (e.g., commissions paid to firms selling the policies, as described below.)

Compensation to Broker-Dealers Selling the Policies. The Policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates is/are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TCI as principal underwriter for the Policies. We pay commissions through TCI to the selling firms for their sales of the Policies.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the Policies, that is, to provide sales support and training to sales representatives at selling firms. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to Policies that have already been purchased.

The selling firms are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement. The sales commission paid to broker-dealers during 2011 on the Base Policy was, on average, 37% of all premiums made during the first Policy year, plus 3% of all premiums made during Policy years 2 – 10; for the Focus Policy, it was, on average, 45% of all premiums made during the first Policy year, plus 2% of all premiums made during Policy years 2-10; and on the Exec Policy, it was, on average, 28% of all premiums made during the first Policy year plus 17% of all premiums made during Policy years 2-5, plus 3% of all premiums made during Policy years 6-10. We will pay an additional trail commission of up to 0.25% of the Base Policy’s subaccount value, and up to 0.15% of the Focus Policy’s subaccount value (excluding the fixed account) on the Policy anniversary if the cash value (minus amounts attributable to loans) equals at least $5,000 after year 5. Additional sales commissions may also be payable on premiums paid as a result of an increase in specified amount. Some selling firms may be required to return first year commissions (less surrender charge) if the Policy is not continued through the first two Policy years.

To the extent permitted by FINRA rules, Western Reserve, TFA, and other affiliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives. These arrangements, which may be referred to as revenue sharing arrangement, are described further below.

The sales representative who sells you the Policy typically receives a portion of the compensation we (and our affiliates) pay to his or her selling firms, depending on the agreement between the selling firm and its sales representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a Policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

Special Compensation for Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Western Reserve’s main distribution channel is TFA, an affiliate, which sells Western Reserve products (Note: Effective January 6, 2012, our affiliate, World Group Securities, Inc. (“WGS”) merged with TFA). Western Reserve covers the cost of TFA’s various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and computer systems that are provided directly to TFA. These facilities and services are necessary for TFA’s administration and operation, and Western Reserve is compensated by TFA for these expenses based on TFA’s usage. In addition, Western Reserve and other affiliates pay for certain sales expenses of TFA, including the costs of preparing and producing prospectuses and sales promotional materials for the Policy.

Sales representatives and their managers at TFA may receive directly or indirectly additional cash benefits and non-cash compensation or reimbursements from us or our affiliates. Additional compensation or reimbursement arrangements may include payments in connection with TFA’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments, loans or loan guaranties to assist a firm or representative in connection with systems, operating, marketing and other business expenses. The amounts may be significant and may provide us with increased access to the sales representatives.

In addition, TFA’s managers and/or sales representatives who meet certain productivity standards may be eligible for additional compensation. Sales of the Policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain cash or non-cash benefits, and may provide such persons with special incentive to sell our Policies. For example, TFA’s registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of AEGON N.V. (Western Reserve’s ultimate parent) by allocating a portion of the commissions they earn to purchase such shares. A portion of the contributions of commissions by TFA’s representatives may be matched by TFA. TFA’s registered representatives may also be eligible to participate in a stock option and award plan. Registered representatives who meet certain production goals will be issued options on the stock of AEGON N.V.

Additional Compensation that We Pay to Selected Selling Firms. We may pay certain selling firms additional cash amounts for “preferred product” treatment of the Policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ among selling firms.

Special compensation arrangements are calculated in different ways by different selling firms and may be based on past or anticipated sales of the Policies or other criteria. Overrides were offered as incentives to our affiliates, TFA and Life Investors Financial Group, in 2011.

No specific charge is assessed directly to policyowners or the separate account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the Policy and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell this Policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the Policies.

LEGAL PROCEEDINGS

Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on Western Reserve’s ability to meet its obligations under the Policy.

FINANCIAL STATEMENTS

The financial statements of Western Reserve and the separate account are included in the SAI.

GLOSSARY

accounts	The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

administrative office	Our administrative office address is 570 Carillon Parkway, St. Petersburg, Florida, 33716. Our phone number is 1-800-851-9777; our facsimile numbers are 1-727-299-1648 (subaccount transfers only); and 1-727-299-1620 (for all other requests). Our administrative office serves as the recipient of all website (www.westernreserve.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time. Please do not send any checks, claims, correspondence or notices to this office; send them to the mailing address.

attained age	The issue age of the person insured, plus the number of completed years since the Policy date (for the initial specified amount) or the date of each increase in specified amount.

beneficiary(ies)	The person or persons you select to receive the death benefit proceeds from the Policy. You name the primary beneficiary and contingent beneficiary(ies).

cash value	At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, then the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds	The amount we will pay to the beneficiary(ies) on the insured’s death. The death benefit proceeds are reduced by any outstanding loan amount, including accrued interest and, if the insured dies during the grace period, any charges that are due and unpaid.

decrease charge	Surrender charge that may be imposed upon a decrease in specified amount during the first 8 Policy years (or during the 8 years subsequent to an increase in specified amount). The Exec Policy does not have a decrease charge.

face amount	The dollar amount of coverage stated in any rider that you may add to your Policy.

fixed account	An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account. The fixed account is not available to you if your Policy was issued in the State of New Jersey.

free-look period	The period during which you may return the Policy and receive a refund as described in the prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

funds	Investment companies which are registered with the U.S. Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts.

good order	An instruction that is received by the Company that is sufficiently complete and clear along with all forms, information and supporting legal documentation (including required spousal or joint owner’s consents) so that the Company does not need to exercise any discretion to follow such instruction. All orders to process a withdrawal request, a loan request, a request to surrender your Policy, a fund transfer request, or a death benefit claim must be in good order.

in force	While coverage under the Policy is active and the insured’s life remains insured.

initial premium	The amount you must pay before insurance coverage begins under the Policy. The initial premium is shown on the schedule pages of your Policy.

indebtedness	Outstanding loans plus any accrued interest at the time your Policy lapsed.

insured	The person whose life is insured by the Policy.

issue age	The insured’s age on his or her birthday on or before the Policy date. When you increase the Policy’s specified amount of insurance coverage, the issue age for the new layer of specified amount coverage is the insured’s age on his or her birthday on or before the date that the increase in specified amount takes effect. This age may be different from the attained age on other layers of specified amount coverage.

lapse	When life insurance coverage ends and the Policy terminates because you do not have enough net surrender value in the Policy to pay the monthly deductions, the surrender charge and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of a grace period.

loan reserve account	A part of the fixed account to which amounts are transferred as collateral for Policy loans.

mailing address	Our mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa, 52499. All premium payments and loan repayments made by check, and all claims, correspondence and notices must be sent to this address.

maximum fixed account value	The maximum amount that may be allocated to the fixed account at any time without prior approval is the amount that would cause the fixed account to be $250,000, exclusive of loan reserve requirements. (This restriction does not apply to transfers to the fixed account necessary in the exercise of conversion rights).

minimum monthly guarantee premium (Base and Focus policies)	The amount shown on your Policy schedule pages that we use during the no lapse period to determine whether a grace period will begin. We will adjust the minimum monthly guarantee premium if you change death benefit options, increase or decrease the specified amount (including increases generated by the Inflation Fighter Rider), or add, increase or decrease a rider, and you may need to pay additional premiums in order to keep the no lapse guarantee in place. A grace period will begin whenever your net surrender value is not enough to meet monthly deductions and the no lapse guarantee is no longer in effect.

Monthiversary	This is the day of each month when we determine Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deductions	The monthly Policy charge, plus the monthly cost of insurance, plus the monthly per unit charge, plus the monthly charge for any riders added to your Policy, plus, if any, the decrease charge incurred as a result of a decrease in your specified amount, all of which are deducted from the Policy’s cash value on each Monthiversary.

mortality and expense risk charge	This charge is a daily deduction from each subaccount that is taken before determining the unit value of that subaccount.

net premium	The part of your premium that we allocate to the fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value	The amount we will pay you if you surrender the Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value, minus any surrender charge, minus any outstanding loan amount, and minus any accrued loan interest as of such date.

no lapse date (Base Policies)	Except as described under “Extension of No Lapse Guarantee Period” shown in the “Policy Lapse and Reinstatement” section of this prospectus, the no lapse date is defined as follows. For a Policy issued to any insured ages 0-55, the no lapse date is the same date as the Policy’s 10th anniversary. For a Policy issued to an insured ages 56-60, the no lapse date is the Policy anniversary at the insured’s attained age 65. For a Policy issued to an insured ages 61-85, the no lapse date is the fifth Policy anniversary. The no lapse date is specified in your Policy. (Note: For policies applied for before October 30, 2008 and issued before January 1, 2009, the no lapse date for all policies that were in force on May 1, 2009, with a no lapse date indicated on the Policy schedule page in 2006, 2007, 2008, 2009, 2010 or 2011, has been automatically extended to the Policy anniversary in 2012.)

no lapse date (Focus Policies)	Except as described under “Extension of No Lapse Guarantee Period” in the “Policy Lapse and Reinstatement” section of this prospectus, the no lapse date is defined as follows. For a Policy issued to any insured ages 0-56, the no lapse date is the same date as the Policy’s 8th anniversary. For a Policy issued to an insured ages 57-60, the no lapse date is the Policy anniversary at the insured’s attained age 64. For a Policy issued to an insured ages 61-85, the no lapse date is the fourth Policy anniversary. The no lapse date is specified in your Policy (Note: For policies applied for before October 30, 2008 and issued before January 1, 2009, the no lapse date for all policies that were in force on May 1, 2009, with a no lapse date indicated on the Policy schedule page in 2006, 2007, 2008, 2009, 2010 or 2011, has been automatically extended to the Policy anniversary in 2012.)

no lapse period	The period of time between the Policy date and the no lapse date during which the Policy will not lapse if certain conditions are met. The Exec Policy does not feature a no lapse period.

NYSE	The New York Stock Exchange.

planned periodic Premium	A premium payment you make in a level amount at a fixed interval over a specified period of time.

Policy	The WRL XceleratorSM, the WRL Xcelerator FocusSM or the WRL Xcelerator ExecSM variable life insurance policy without any supplemental riders (benefits).

Policy date	The date generally when our underwriting process is complete, full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to take the monthly deductions. The Policy date is shown on the schedule pages of your Policy. If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. We measure Policy months, years, and anniversaries from the Policy date.

portfolio	One of the separate investment portfolios of a fund.

premium expense charge	The charge that is deducted from each premium payment before determining the net premium that will be credited to the cash value.

premiums	All payments you make under the Policy other than loan repayments.

reallocation account	That portion of the fixed account where we hold the net premium(s) from the record date until the reallocation date.

reallocation date	The date we reallocate all cash value held in the reallocation account to the fixed account and/or subaccounts you selected on your application. We place your net premium in the reallocation account (or as mandated by state law) only if your state requires us to return the full premium in the event you exercise your free-look right. In those states that require us to return all premiums paid for the Policy in the event you exercise your free-look right, we set the reallocation date to coincide with the free-look period that is applicable to your Policy plus a margin of five days for Policy delivery. In all other states, the reallocation date is the policy ate or the record date.

record date	The date we record your Policy on our books and your Policy is issued. The record date is generally the Policy date, unless the Policy is backdated.

separate account	The WRL Series Life Account. It is a separate investment account that is divided into subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

specified amount	The initial specified amount of life insurance that you have selected shown on the Policy’s schedule pages that you receive when the Policy is issued. The specified amount in force is the initial specified amount, adjusted for any increases or decreases in the Policy’s specified amount (including any increase in specified amount generated by the Inflation Fighter Rider). Other events such as a request to increase or decrease the specified amount, change in death benefit option or a cash withdrawal (if you choose Option A or if you choose Option C death benefit and the insured is attained age 71 or greater) may also affect the specified amount in force.

subaccount	A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund.

surrender charge	If, during the first 8 Policy years (or during the 8-year period subsequent to an increase in specified amount), you fully surrender the Policy, then we will deduct a surrender charge from your cash value. The Exec Policy does not have a surrender charge.

termination	When the insured’s life is no longer insured under the Policy or any rider, and the Policy or any rider is no longer in force.

valuation date	Each day the New York Stock Exchange is open for normal trading. Western Reserve is open for business whenever the New York Stock Exchange is open. Please Note: Any day that Western Reserve is open for business, but the New York Stock Exchange is not open for normal trading, is not considered a valuation date.

valuation period	The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our , the Company (Western Reserve)	Western Reserve Life Assurance Co. of Ohio.

written notice	The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete and in good order, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our mailing address.

you, your (owner or policyowner)	The person entitled to exercise all rights as owner under the Policy.

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APPENDICES A-1 B-1, C-1, & D-1

FOR POLICIES APPLIED FOR ON OR AFTER

OCTOBER 30, 2008

(BASED ON THE 2001 C.S.O. TABLES)

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Appendix A-1

SURRENDER CHARGE PER THOUSAND OF SPECIFIED AMOUNT LAYER – BASE POLICY

(Based on the gender and rate class of the insured)

Issue Age	Male Juvenile	Male Tobacco	Male Non- Tobacco	Female Juvenile	Female Tobacco	Female Non- Tobacco
0	12.62	n/a	n/a	12.11	n/a	n/a
1	12.72	n/a	n/a	12.20	n/a	n/a
2	12.83	n/a	n/a	12.31	n/a	n/a
3	12.96	n/a	n/a	12.42	n/a	n/a
4	13.11	n/a	n/a	12.53	n/a	n/a
5	13.27	n/a	n/a	12.65	n/a	n/a
6	13.43	n/a	n/a	12.79	n/a	n/a
7	13.60	n/a	n/a	12.94	n/a	n/a
8	13.82	n/a	n/a	13.07	n/a	n/a
9	13.82	n/a	n/a	13.23	n/a	n/a
10	13.82	n/a	n/a	13.40	n/a	n/a
11	13.82	n/a	n/a	13.57	n/a	n/a
12	13.82	n/a	n/a	13.82	n/a	n/a
13	14.26	n/a	n/a	13.94	n/a	n/a
14	14.69	n/a	n/a	14.14	n/a	n/a
15	15.12	n/a	n/a	14.35	n/a	n/a
16	15.34	n/a	n/a	14.56	n/a	n/a
17	15.98	n/a	n/a	14.79	n/a	n/a
18	n/a	16.15	14.55	n/a	15.02	13.68
19	n/a	16.42	14.74	n/a	15.27	13.87
20	n/a	16.71	14.94	n/a	15.53	14.04
21	n/a	17.00	15.15	n/a	15.79	14.24
22	n/a	17.31	15.37	n/a	16.08	14.45
23	n/a	17.63	15.62	n/a	16.38	14.65
24	n/a	17.96	15.87	n/a	16.70	14.89
25	n/a	18.32	16.14	n/a	17.03	15.12
26	n/a	18.69	16.42	n/a	17.37	15.37
27	n/a	19.08	16.71	n/a	17.74	15.64
28	n/a	19.48	17.02	n/a	18.12	15.91
29	n/a	19.92	17.35	n/a	18.53	16.20
30	n/a	20.37	17.69	n/a	18.95	16.51
31	n/a	20.87	18.07	n/a	19.41	16.84
32	n/a	21.40	18.46	n/a	19.89	17.19
33	n/a	21.96	18.89	n/a	20.39	17.54
34	n/a	22.54	19.35	n/a	20.91	17.92
35	n/a	23.18	19.82	n/a	21.46	18.33
36	n/a	23.85	20.32	n/a	22.05	18.75
37	n/a	24.55	20.85	n/a	22.66	19.19
38	n/a	25.31	21.42	n/a	23.31	19.66
39	n/a	26.10	22.02	n/a	24.00	20.15

Issue Age	Male Tobacco	Male Non- Tobacco	Female Tobacco	Female Non- Tobacco
40	26.94	22.65	24.72	20.68
41	27.82	23.32	25.50	21.23
42	28.76	24.03	26.31	21.81
43	29.75	24.77	27.17	22.44
44	30.78	25.57	28.10	23.09
45	31.86	26.41	29.07	23.79
46	33.00	27.28	30.09	24.52
47	34.20	28.21	31.18	25.29
48	35.46	29.19	32.32	26.10
49	36.82	30.25	33.52	26.97
50	38.27	31.38	34.77	27.88
51	39.83	32.58	36.10	28.83
52	41.48	33.86	37.48	29.84
53	43.21	35.22	38.93	30.90
54	45.06	36.67	40.46	32.02
55	47.00	38.20	42.05	33.20
56	49.03	39.83	43.72	34.44
57	51.16	41.54	45.47	35.75
58	53.40	43.37	47.30	37.13
59	55.81	45.33	49.24	38.59
60	59.90	48.56	52.41	40.88
61	59.90	50.90	54.65	42.58
62	59.90	53.38	57.02	44.40
63	59.90	56.03	59.53	46.32
64	59.90	58.83	59.90	48.38
65	59.90	59.90	59.90	50.58
66	59.90	59.90	59.90	52.93
67	59.90	59.90	59.90	55.45
68	59.90	59.90	59.90	58.15
69	59.90	59.90	59.90	59.90
70	59.90	59.90	59.90	59.90
71	59.90	59.90	59.90	59.90
72	59.90	59.90	59.90	59.90
73	59.90	59.90	59.90	59.90
74	59.90	59.90	59.90	59.90
75	59.90	59.90	59.90	59.90
76	59.90	59.90	59.90	59.90
77	59.90	59.90	59.90	59.90
78	59.90	59.90	59.90	59.90
79	59.90	59.90	59.90	59.90
80	59.90	59.90	59.90	59.90
81	58.09	58.09	58.09	58.09
82	56.17	56.17	56.17	56.17
83	54.14	54.14	54.14	54.14
84	51.99	51.99	51.99	51.99
85	49.73	49.73	49.73	49.73

FOR ALL POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Appendix A-1

SURRENDER CHARGE PER THOUSAND OF SPECIFIED AMOUNT LAYER XCELERATOR FOCUS

(Based on the gender and rate class of the insured)

Issue Age	Male Juvenile	Male Tobacco	Male Non- Tobacco	Female Juvenile	Female Tobacco	Female Non- Tobacco
0	7.95			7.63
1	8.01			7.69
2	8.08			7.76
3	8.16			7.82
4	8.26			7.89
5	8.36			7.97
6	8.46			8.06
7	8.57			8.15
8	8.71			8.23
9	8.71			8.33
10	8.71			8.44
11	8.71			8.55
12	8.71			8.71
13	8.98			8.78
14	9.25			8.91
15	9.53			9.04
16	9.66			9.17
17	10.07			9.32
18		10.17	9.82		10.14	9.23
19		10.34	9.95		10.31	9.36
20		10.53	10.08		10.48	9.48
21		10.71	10.23		10.66	9.61
22		10.91	10.37		10.85	9.75
23		11.11	10.54		11.06	9.89
24		11.31	10.71		11.27	10.05
25		11.54	10.89		11.50	10.21
26		11.94	11.08		11.72	10.37
27		12.36	11.28		11.97	10.56
28		12.80	11.49		12.23	10.74
29		13.27	11.71		12.51	10.94
30		13.75	11.94		12.79	11.14
31		14.09	12.20		13.10	11.37
32		14.45	12.46		13.43	11.60
33		14.82	12.75		13.76	11.84
34		15.21	13.06		14.11	12.10
35		15.65	13.38		15.45	13.20
36		16.49	14.05		16.05	13.65
37		17.39	14.77		16.68	14.12
38		18.36	15.54		17.34	14.63
39		19.38	16.35		18.05	15.15
40		20.47	17.21		18.79	15.72
41		21.37	17.91		19.58	16.30
42		22.32	18.65		20.42	16.92
43		23.32	19.42		21.30	17.59
44		24.38	20.25		22.26	18.29
45		25.49	21.13		23.26	19.03
46		26.40	21.82		24.07	19.62
47		27.36	22.57		24.94	20.23
48		28.37	23.35		25.86	20.88

Issue Age	Male Juvenile	Male Tobacco	Male Non- Tobacco	Female Juvenile	Female Tobacco	Female Non- Tobacco

49		29.46	24.20		26.82	21.58
50		30.62	25.10		27.82	22.30
51		31.86	26.06		28.88	23.06
52		33.18	27.09		29.98	23.87
53		34.57	28.18		31.14	24.72
54		36.05	29.34		32.37	25.62
55		37.60	30.56		33.64	26.56
56		39.22	31.86		34.98	27.55
57		40.93	33.23		36.38	28.60
58		40.93	34.70		37.84	29.70
59		40.93	36.26		39.39	30.87
60		40.93	31.08		40.93	26.16
61		40.93	32.58		40.93	27.25
62		40.93	34.16		40.93	28.42
63		40.93	35.86		40.93	29.64
64		40.93	37.65		40.93	30.96
65		40.93	39.25		40.93	32.37
66		40.93	40.93		40.93	33.88
67		40.93	40.93		40.93	35.49
68		40.93	40.93		40.93	37.22
69		40.93	40.93		40.93	38.34
70		40.93	40.93		40.93	39.44
71 and over		40.93	40.93		40.93	40.93

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Appendix B-1

MONTHLY PER UNIT CHARGES (RATE PER THOUSAND) (BASE POLICY)

		Base
Issue Age	Band 1	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR
0	0.19	0.16	0.15	0	0.01	0	0.03
1	0.19	0.16	0.15	1	0.01	1	0.03
2	0.19	0.16	0.15	2	0.01	2	0.03
3	0.19	0.16	0.15	3	0.01	3	0.03
4	0.19	0.16	0.15	4	0.01	4	0.03
5	0.19	0.16	0.15	5	0.01	5	0.03
6	0.19	0.16	0.15	6	0.01	6	0.03
7	0.19	0.16	0.15	7	0.01	7	0.03
8	0.19	0.16	0.15	8	0.01	8	0.03
9	0.19	0.16	0.15	9	0.01	9	0.03
10	0.19	0.16	0.15	10	0.01	10	0.03
11	0.19	0.16	0.15	11	0.01	11	0.03
12	0.19	0.16	0.15	12	0.01	12	0.03
13	0.19	0.16	0.15	13	0.01	13	0.03
14	0.19	0.16	0.15	14	0.01	14	0.03
15	0.19	0.16	0.15	15	0.01	15	0.03
16	0.19	0.16	0.15	16	0.01	16	0.03
17	0.19	0.16	0.15	17	0.01	17	0.03
18	0.19	0.16	0.15	18	0.01	18	0.03
19	0.19	0.16	0.15	19	0.01	19	0.03
20	0.19	0.17	0.16	20	0.01	20	0.03
21	0.19	0.17	0.16	21	0.01	21	0.03
22	0.19	0.17	0.16	22	0.01	22	0.03
23	0.19	0.17	0.16	23	0.01	23	0.03
24	0.19	0.17	0.16	24	0.01	24	0.03
25	0.19	0.17	0.16	25	0.01	25	0.03
26	0.19	0.17	0.16	26	0.01	26	0.03
27	0.20	0.18	0.17	27	0.01	27	0.04
28	0.21	0.19	0.18	28	0.01	28	0.04
29	0.22	0.20	0.19	29	0.01	29	0.04
30	0.23	0.21	0.20	30	0.01	30	0.04
31	0.24	0.22	0.21	31	0.01	31	0.04
32	0.25	0.23	0.22	32	0.01	32	0.04
33	0.26	0.24	0.23	33	0.01	33	0.05
34	0.27	0.25	0.24	34	0.01	34	0.05
35	0.27	0.25	0.24	35	0.01	35	0.05
36	0.29	0.27	0.26	36	0.01	36	0.05
37	0.31	0.29	0.28	37	0.01	37	0.06
38	0.33	0.31	0.30	38	0.01	38	0.06
39	0.35	0.33	0.32	39	0.02	39	0.07
40	0.37	0.35	0.34	40	0.02	40	0.07
41	0.39	0.37	0.36	41	0.02	41	0.07

		Base
Issue Age	Band 1	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR
42	0.41	0.39	0.38	42	0.02	42	0.08
43	0.43	0.41	0.40	43	0.02	43	0.08
44	0.45	0.43	0.42	44	0.02	44	0.09
45	0.47	0.45	0.44	45	0.02	45	0.09
46	0.49	0.47	0.46	46	0.02	46	0.10
47	0.52	0.50	0.49	47	0.02	47	0.10
48	0.54	0.52	0.51	48	0.03	48	0.11
49	0.57	0.55	0.54	49	0.03	49	0.11
50	0.59	0.58	0.57	50	0.03	50	0.11
51	0.62	0.61	0.60	51	0.03	51	0.12
52	0.64	0.63	0.62	52	0.03	52	0.12
53	0.67	0.66	0.65	53	0.03	53	0.13
54	0.69	0.68	0.67	54	0.03	54	0.14
55	0.73	0.72	0.71	55	0.04	55	0.15
56	0.78	0.77	0.76	56	0.04	56	0.16
57	0.85	0.84	0.83	57	0.04	57	0.17
58	0.92	0.91	0.90	58	0.04	58	0.18
59	0.99	0.98	0.97	59	0.05	59	0.20
60	1.06	1.05	1.04	60	0.05	60	0.21
61	1.13	1.12	1.11	61	0.05	61	0.23
62	1.20	1.19	1.18	62	0.06	62	0.24
63	1.27	1.26	1.25	63	0.06	63	0.26
64	1.35	1.34	1.33	64	0.07	64	0.27
65	1.43	1.42	1.41	65	0.07	65	0.29
66	1.48	1.47	1.46	66	0.07	66	0.30
67	1.55	1.54	1.53	67	0.08	67	0.32
68	1.61	1.60	1.59	68	0.08	68	0.33
69	1.68	1.67	1.66	69	0.08	69	0.35
70	1.75	1.74	1.73	70	0.09	70	0.36
71	1.82	1.81	1.80	71	0.09	71	0.37
72	1.88	1.87	1.86	72	0.09	72	0.39
73	1.95	1.94	1.93	73	0.10	73	0.40
74	2.01	2.00	1.99	74	0.10	74	0.42
75	2.07	2.06	2.05	75	0.10	75	0.43
76	2.16	2.15	2.14	76	0.11	76	0.44
77	2.25	2.24	2.23	77	0.11	77	0.46
78	2.34	2.33	2.32	78	0.11	78	0.47
79	2.43	2.42	2.41	79	0.12	79	0.49
80	2.53	2.51	2.50	80	0.12	80	0.50
81	2.62	2.60	2.59	81	0.12	81	0.51
82	2.71	2.69	2.68	82	0.13	82	0.53
83	2.80	2.78	2.77	83	0.13	83	0.54
84	2.89	2.87	2.86	84	0.13	84	0.56
85	2.98	2.96	2.95	85	0.14	85	0.57

FOR ALL POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Appendix B-1

GUARANTEED MONTHLY PER UNIT CHARGES XCELERATOR FOCUS

(Rates per Thousand)

WRL Xcelerator Focus			Focus		Focus
Issue Age	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR
0	0.16	0.15	0	0.01	0	0.03
1	0.16	0.15	1	0.01	1	0.03
2	0.16	0.15	2	0.01	2	0.03
3	0.16	0.15	3	0.01	3	0.03
4	0.16	0.15	4	0.01	4	0.03
5	0.16	0.15	5	0.01	5	0.03
6	0.16	0.15	6	0.01	6	0.03
7	0.16	0.15	7	0.01	7	0.03
8	0.16	0.15	8	0.01	8	0.03
9	0.16	0.15	9	0.01	9	0.03
10	0.16	0.15	10	0.01	10	0.03
11	0.16	0.15	11	0.01	11	0.03
12	0.16	0.15	12	0.01	12	0.03
13	0.16	0.15	13	0.01	13	0.03
14	0.16	0.15	14	0.01	14	0.03
15	0.16	0.15	15	0.01	15	0.03
16	0.16	0.15	16	0.01	16	0.03
17	0.16	0.15	17	0.01	17	0.03
18	0.16	0.15	18	0.01	18	0.03
19	0.16	0.15	19	0.01	19	0.03
20	0.17	0.16	20	0.01	20	0.03
21	0.17	0.16	21	0.01	21	0.03
22	0.17	0.16	22	0.01	22	0.03
23	0.17	0.16	23	0.01	23	0.03
24	0.17	0.16	24	0.01	24	0.03
25	0.17	0.16	25	0.01	25	0.03
26	0.17	0.16	26	0.01	26	0.03
27	0.18	0.17	27	0.01	27	0.04
28	0.19	0.18	28	0.01	28	0.04
29	0.20	0.19	29	0.01	29	0.04
30	0.21	0.20	30	0.01	30	0.04
31	0.22	0.21	31	0.01	31	0.04
32	0.23	0.22	32	0.01	32	0.04
33	0.24	0.23	33	0.01	33	0.05
34	0.25	0.24	34	0.01	34	0.05
35	0.25	0.24	35	0.01	35	0.05
36	0.27	0.26	36	0.01	36	0.05
37	0.29	0.28	37	0.01	37	0.06
38	0.31	0.30	38	0.01	38	0.06
39	0.33	0.32	39	0.02	39	0.07
40	0.35	0.34	40	0.02	40	0.07
41	0.37	0.36	41	0.02	41	0.07

WRL Xcelerator Focus			Focus		Focus
Issue Age	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR

42	0.39	0.38	42	0.02	42	0.08
43	0.41	0.40	43	0.02	43	0.08
44	0.43	0.42	44	0.02	44	0.09
45	0.45	0.44	45	0.02	45	0.09
46	0.47	0.46	46	0.02	46	0.10
47	0.50	0.49	47	0.02	47	0.10
48	0.52	0.51	48	0.03	48	0.11
49	0.55	0.54	49	0.03	49	0.11
50	0.58	0.57	50	0.03	50	0.11
51.061		0.60	51	0.03	51	0.12
52	0.63	0.62	52	0.03	52	0.12
53	0.66	0.65	53	0.03	53	0.13
54	0.68	0.67	54	0.03	54	0.14
55	0.72	0.71	55	0.04	55	0.15
56	0.77	0.76	56	0.04	56	0.16
57	0.84	0.83	57	0.04	57	0.17
58	0.91	0.90	58	0.04	58	0.18
59	0.98	0.97	59	0.05	59	0.20
60	1.05	1.04	60	0.05	60	0.21
61	1.12	1.11	61	0.05	61	0.23
62	1.19	1.18	62	0.06	62	0.24
63	1.26	1.25	63	0.06	63	0.26
64	1.34	1.33	64	0.07	64	0.27
65	1.42	1.41	65	0.07	65	0.29
66	1.47	1.46	66	0.07	66	0.30
67	1.54	1.53	67	0.08	67	0.32
68	1.60	1.59	68	0.08	68	0.33
69	1.67	1.66	69	0.08	69	0.35
70	1.74	1.73	70	0.09	70	0.36
71	1.81	1.80	71	0.09	71	0.37
72	1.87	1.86	72	0.09	72	0.39
73	1.94	1.93	73	0.10	73	0.40
74	2.00	1.99	74	0.10	74	0.42
75	2.06	2.05	75	0.10	75	0.43
76	2.15	2.14	76	0.11	76	0.44
77	2.24	2.23	77	0.11	77	0.46
78	2.33	2.32	78	0.11	78	0.47
79	2.42	2.41	79	0.12	79	0.49
80	2.51	2.50	80	0.12	80	0.50
81	2.60	2.59	81	0.12	81	0.51
82	2.69	2.68	82	0.13	82	0.53
83	2.78	2.77	83	0.13	83	0.54
84	2.87	2.86	84	0.13	84	0.56
85	2.96	2.95	85	0.14	85	0.57

FOR ALL POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Appendix B-1

CURRENT MONTHLY PER UNIT CHARGES XCELERATOR FOCUS

(Rate per Thousand)

Male			Female
Issue Age	Band 2	Band 3	Issue Age	Band 2	Band 3
0	0.10	0.09	0	0.10	0.09
1	0.10	0.09	1	0.10	0.09
2	0.10	0.09	2	0.10	0.09
3	0.10	0.09	3	0.10	0.09
4	0.10	0.09	4	0.10	0.09
5	0.10	0.09	5	0.10	0.09
6	0.10	0.09	6	0.10	0.09
7	0.10	0.09	7	0.10	0.09
8	0.10	0.09	8	0.10	0.09
9	0.10	0.09	9	0.10	0.09
10	0.10	0.09	10	0.10	0.09
11	0.10	0.09	11	0.10	0.09
12	0.10	0.09	12	0.10	0.09
13	0.10	0.09	13	0.10	0.09
14	0.10	0.09	14	0.10	0.09
15	0.10	0.09	15	0.10	0.09
16	0.10	0.09	16	0.10	0.09
17	0.10	0.09	17	0.10	0.09
18	0.11	0.10	18	0.10	0.09
19	0.11	0.10	19	0.10	0.09
20	0.11	0.10	20	0.11	0.10
21	0.11	0.10	21	0.11	0.10
22	0.11	0.10	22	0.11	0.10
23	0.12	0.11	23	0.11	0.10
24	0.12	0.11	24	0.11	0.10
25	0.12	0.11	25	0.11	0.10
26	0.13	0.12	26	0.12	0.11
27	0.13	0.12	27	0.12	0.11
28	0.14	0.13	28	0.13	0.12
29	0.14	0.13	29	0.13	0.12
30	0.15	0.14	30	0.14	0.13
31	0.15	0.14	31	0.14	0.13
32	0.16	0.15	32	0.15	0.14
33	0.16	0.15	33	0.15	0.14
34	0.17	0.16	34	0.16	0.15
35	0.17	0.16	35	0.16	0.15
36	0.18	0.17	36	0.17	0.16
37	0.19	0.18	37	0.19	0.18
38	0.21	0.20	38	0.20	0.19
39	0.22	0.21	39	0.21	0.20
40	0.23	0.22	40	0.23	0.22
41	0.24	0.23	41	0.24	0.23

CURRENT MONTHLY PER UNIT CHARGES XCELERATOR FOCUS

(Rate per Thousand) Continued

Male			Female
Issue Age	Band 2	Band 3	Issue Age	Band 2	Band 3
42	0.25	0.24	42	0.25	0.24
43	0.27	0.26	43	0.26	0.25
44	0.28	0.27	44	0.28	0.27
45	0.29	0.28	45	0.29	0.28
46	0.31	0.30	46	0.31	0.30
47	0.33	0.32	47	0.33	0.32
48	0.35	0.34	48	0.34	0.33
49	0.37	0.36	49	0.36	0.35
50	0.39	0.38	50	0.38	0.37
51	0.40	0.39	51	0.40	0.39
52	0.42	0.41	52	0.42	0.41
53	0.44	0.43	53	0.43	0.42
54	0.46	0.45	54	0.45	0.44
55	0.48	0.47	55	0.47	0.46
56	0.53	0.52	56	0.51	0.50
57	0.57	0.56	57	0.55	0.54
58	0.62	0.61	58	0.59	0.58
59	0.67	0.66	59	0.63	0.62
60	0.72	0.71	60	0.67	0.66
61	0.76	0.75	61	0.70	0.69
62	0.81	0.80	62	0.74	0.73
63	0.86	0.85	63	0.78	0.77
64	0.90	0.89	64	0.82	0.81
65	0.95	0.94	65	0.86	0.85
66	0.99	0.98	66	0.91	0.90
67	1.04	1.03	67	0.96	0.95
68	1.08	1.07	68	1.01	1.00
69	1.12	1.11	69	1.06	1.05
70	1.17	1.16	70	1.11	1.10
71	1.21	1.20	71	1.16	1.15
72	1.25	1.24	72	1.21	1.20
73	1.29	1.28	73	1.26	1.25
74	1.34	1.33	74	1.31	1.30
75	1.38	1.37	75	1.36	1.35
76	1.47	1.46	76	1.45	1.44
77	1.55	1.54	77	1.53	1.52
78	1.64	1.63	78	1.62	1.61
79	1.72	1.71	79	1.70	1.69
80	1.81	1.80	80	1.79	1.78
81	1.89	1.88	81	1.87	1.86
82	1.98	1.97	82	1.96	1.95
83	2.06	2.05	83	2.04	2.03
84	2.15	2.14	84	2.13	2.12
85	2.23	2.22	85	2.21	2.20

WRL XCELERATOR EXEC

Monthly Per Unit Charges (Rate per Thousand)

WRL Xcelerator Exec
Issue Age	Duration 1
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4
18	0.18	0.16	0.15	0.15	0.16	0.14	0.14	0.13	0.18	0.16	0.15	0.15
19	0.19	0.17	0.16	0.16	0.16	0.15	0.14	0.14	0.19	0.17	0.16	0.16
20	0.19	0.17	0.17	0.16	0.17	0.15	0.15	015.	0.19	0.17	0.17	0.16
21	0.20	0.18	0.18	0.17	0.18	0.16	0.16	0.15	0.20	0.18	0.18	0.17
22	0.21	0.19	0.18	0.18	0.18	0.17	0.16	0.16	0.21	0.19	0.18	0.18
23	0.22	0.20	0.19	0.18	0.19	0.17	0.17	0.16	0.22	0.20	0.19	0.18
24	0.23	0.21	0.20	0.19	0.20	0.18	0.18	0.17	0.23	0.21	0.20	0.19
25	0.24	0.21	0.21	0.20	0.21	0.19	0.18	0.18	0.24	0.21	0.21	0.20
26	0.25	0.22	0.21	0.21	0.21	0.19	0.19	0.18	0.25	0.22	0.21	0.21
27	0.26	0.23	0.22	0.21	0.22	0.20	0.19	0.19	0.26	0.23	0.22	0.21
28	0.26	0.24	0.23	0.22	0.23	0.21	0.20	0.20	0.26	0.24	0.23	0.22
29	0.27	0.24	0.23	0.23	0.24	0.21	0.21	0.20	0.27	0.24	0.23	0.23
30	0.28	0.25	0.24	0.23	0.24	0.22	0.21	0.21	0.28	0.25	0.24	0.23
31	0.29	0.26	0.25	0.24	0.25	0.22	0.22	0.21	0.29	0.26	0.25	0.24
32	0.30	0.27	0.26	0.25	0.26	0.23	0.23	0.22	0.30	0.27	0.26	0.25
33	0.31	0.28	0.27	0.26	0.27	0.24	0.24	0.23	0.31	0.28	0.27	0.26
34	0.33	0.29	0.28	0.27	0.28	0.25	0.25	0.24	0.33	0.29	0.28	0.27
35	0.35	0.31	0.30	0.29	0.30	0.26	0.26	0.25	0.35	0.31	0.30	0.29
36	0.37	0.33	0.31	0.30	0.31	0.28	0.27	0.26	0.36	0.33	0.31	0.30
37	0.39	0.35	0.34	0.33	0.33	0.30	0.29	0.28	0.38	0.35	0.34	0.33
38	0.42	0.37	0.36	0.35	0.35	0.32	0.30	0.30	0.41	0.37	0.35	0.35
39	0.45	0.40	0.38	0.37	0.38	0.34	0.32	0.31	0.44	0.39	0.37	0.36
40	0.48	0.43	0.41	0.40	0.40	0.36	0.34	0.33	0.47	0.42	0.40	0.39
41	0.51	0.45	0.44	0.42	0.42	0.38	0.36	0.35	0.50	0.44	0.43	0.41
42	0.54	0.48	0.46	0.45	0.45	0.40	0.38	0.37	0.53	0.47	0.45	0.44
43	0.57	0.51	0.49	0.47	0.47	0.42	0.40	0.39	0.56	0.50	0.48	0.46
44	0.60	0.53	0.51	0.50	0.50	0.44	0.42	0.42	0.59	0.52	0.50	0.49
45	0.62	0.55	0.53	0.51	0.52	0.46	0.44	0.43	0.61	0.54	0.52	0.50
46	0.64	0.57	0.55	0.53	0.54	0.48	0.46	0.45	0.63	0.56	0.54	0.52
47	0.65	0.58	0.56	0.54	0.56	0.50	0.48	0.47	0.64	0.57	0.55	0.53
48	0.66	0.59	0.57	0.55	0.58	0.52	0.50	0.49	0.65	0.58	0.56	0.54
49	0.67	0.60	0.58	0.56	0.61	0.54	0.52	0.50	0.66	0.59	0.57	0.55
50	0.68	0.61	0.58	0.57	0.63	0.56	0.54	0.52	0.68	0.61	0.58	0.57
51	0.69	0.62	0.59	0.57	0.65	0.58	0.56	0.54	0.69	0.62	0.59	0.57
52	0.71	0.63	0.60	0.58	0.67	0.60	0.58	0.56	0.71	0.63	0.60	0.58
53	0.73	0.65	0.62	0.60	0.70	0.62	0.60	0.58	0.73	0.65	0.62	0.60
54	0.75	0.67	0.64	0.62	0.72	0.64	0.62	0.60	0.75	0.67	0.64	0.62
55	0.78	0.69	0.66	0.64	0.75	0.66	0.64	0.62	0.78	0.69	0.66	0.64
56	0.82	0.72	0.69	0.67	0.77	0.68	0.66	0.64	0.82	0.72	0.69	0.67
57	0.86	0.76	0.73	0.71	0.80	0.71	0.68	0.66	0.85	0.76	0.73	0.71
58	0.91	0.80	0.77	0.74	0.83	0.73	0.70	0.68	0.90	0.79	0.76	0.73
59	0.96	0.84	0.81	0.78	0.85	0.75	0.72	0.70	0.95	0.83	0.80	0.77

WRL Xcelerator Exec
Issue Age	Duration 1
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4
60	1.02	0.89	0.85	0.83	0.88	0.77	0.75	0.72	1.01	0.88	0.84	0.82
61	1.07	0.84	0.90	0.87	0.91	0.80	0.77	0.75	1.05	0.93	0.89	0.86
62	1.13	0.99	0.95	0.92	0.94	0.82	0.79	0.77	1.11	0.97	0.93	0.91
63	1.19	1.04	1.00	0.97	0.98	0.85	0.82	0.80	1.17	1.02	0.98	0.95
64	1.25	1.09	1.05	1.02	1.02	0.89	0.85	0.83	1.23	1.07	1.03	1.00
65	1.31	1.14	1.10	1.06	1.06	0.93	0.89	0.86	1.29	1.12	1.08	1.04
66	1.37	1.19	1.15	1.11	1.11	0.97	0.93	0.90	1.34	1.17	1.13	1.09
67	1.43	1.24	1.19	1.16	1.16	1.01	0.97	0.94	1.40	1.22	1.17	1.14
68	1.49	1.29	1.24	1.20	1.22	1.06	1.02	0.99	1.46	1.27	1.22	1.18
69	1.55	1.34	1.29	1.25	1.28	1.11	1.07	1.03	1.52	1.32	1.27	1.23
70	1.61	1.40	1.34	1.30	1.34	1.16	1.12	1.08	1.58	1.38	1.32	1.28
71	1.67	1.45	1.39	1.35	1.40	1.22	1.17	1.13	1.64	1.43	1.37	1.33
72	1.74	1.51	1.45	1.41	1.47	1.28	1.23	1.19	1.71	1.49	1.43	1.39
73	1.81	1.57	1.51	1.46	1.54	1.34	1.28	1.24	1.78	1.55	1.49	1.44
74	1.89	1.64	1.57	1.52	1.61	1.40	1.34	1.30	1.86	1.62	1.55	1.50
75	1.97	1.71	1.64	1.59	1.69	1.46	1.40	1.36	1.94	1.69	1.62	1.57
76	2.05	1.78	1.70	1.65	1.75	1.52	1.45	1.41	2.02	1.75	1.68	1.63
77	2.14	1.85	1.77	1.72	1.82	1.58	1.51	1.47	2.11	1.82	1.74	1.70
78	2.23	1.93	1.85	1.79	1.90	1.65	1.58	1.53	2.20	1.90	1.82	1.76
79	2.33	2.01	1.93	1.87	1.98	1.72	1.64	1.59	2.30	1.98	1.90	1.84
80	2.43	2.10	2.01	1.95	2.07	1.79	1.71	1.66	2.39	2.07	1.98	1.92

	WRL Xcelerator Exec
Issue Age	Duration 1
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

18	0.12	0.11	0.11	0.10	0.11	0.10	0.10	0.10	0.12	0.11	0.11	0.10
19	0.13	0.12	0.11	0.11	0.12	0.11	0.10	0.10	0.13	0.12	0.11	0.11
20	0.13	0.12	0.11	0.11	0.12	0.11	0.10	0.10	0.13	0.12	0.11	0.11
21	0.14	0.12	0.12	0.11	0.12	0.11	0.11	0.10	0.14	0.12	0.12	0.11
22	0.14	0.13	0.12	0.12	0.13	0.11	0.11	0.11	0.14	0.13	0.12	0.12
23	0.14	0.13	0.12	0.12	0.13	0.12	0.11	0.11	0.14	0.13	0.12	0.12
24	0.15	0.13	0.13	0.12	0.13	0.12	0.11	0.11	0.15	0.13	0.13	0.12
25	0.15	0.14	0.13	0.13	0.14	0.12	0.12	0.11	0.15	0.14	0.13	0.13
26	0.16	0.14	0.14	0.13	0.14	0.13	0.12	0.12	0.16	0.14	0.14	0.13
27	0.16	0.15	0.14	0.14	0.15	0.13	0.13	0.12	0.16	0.15	0.14	0.14
28	0.17	0.15	0.14	0.14	0.15	0.14	0.13	0.13	0.17	0.15	0.14	0.14
29	0.17	0.16	0.15	0.15	0.16	0.14	0.13	0.13	0.17	0.16	0.15	0.15
30	0.18	0.16	0.15	0.15	0.16	0.14	0.14	0.13	0.18	0.16	0.15	0.15
31	0.19	0.17	0.16	0.15	0.17	0.15	0.14	0.14	0.19	0.17	0.16	0.15
32	0.19	0.17	0.16	0.16	0.17	0.15	0.15	0.14	0.19	0.17	0.16	0.16
33	0.20	0.18	0.17	0.16	0.18	0.16	0.15	0.15	0.20	0.18	0.17	0.16
34	0.20	0.18	0.17	0.17	0.18	0.16	0.16	0.15	0.20	0.18	0.17	0.17
35	0.21	0.19	0.18	0.17	0.19	0.17	0.16	0.16	0.21	0.19	0.18	0.17
36	0.21	0.19	0.18	0.18	0.19	0.17	0.16	0.16	0.21	0.19	0.18	0.18
37	0.22	0.19	0.19	0.18	0.20	0.18	0.17	0.16	0.22	0.19	0.19	0.18
38	0.22	0.20	0.19	0.18	0.20	0.18	0.17	0.17	0.22	0.20	0.19	0.18
39	0.23	0.20	0.19	0.19	0.21	0.19	0.18	0.17	0.23	0.20	0.19	0.19
40	0.23	0.21	0.20	0.19	0.21	0.19	0.18	0.18	0.23	0.21	0.20	0.19
41	0.24	0.21	0.20	0.20	0.22	0.19	0.19	0.18	0.24	0.21	0.20	0.20
42	0.24	0.22	0.21	0.20	0.22	0.20	0.19	0.18	0.24	0.22	0.21	0.20
43	0.25	0.22	0.21	0.20	0.23	0.20	0.19	0.19	0.25	0.22	0.21	0.20
44	0.25	0.23	0.22	0.21	0.23	0.20	0.20	0.19	0.25	0.23	0.22	0.21
45	0.26	0.23	0.22	0.22	0.23	0.21	0.20	0.19	0.26	0.23	0.22	0.22
46	0.27	0.24	0.23	0.22	0.23	0.21	0.20	0.19	0.27	0.24	0.23	0.22
47	0.28	0.25	0.24	0.23	0.23	0.21	0.20	0.19	0.28	0.25	0.24	0.23
48	0.29	0.26	0.25	0.24	0.23	0.20	0.19	0.19	0.28	0.25	0.24	0.24
49	0.30	0.26	0.25	0.25	0.22	0.20	0.19	0.18	0.29	0.25	0.24	0.24
50	0.31	0.27	0.26	0.26	0.22	0.19	0.19	0.18	0.30	0.26	0.25	0.25
51	0.32	0.28	0.27	0.26	0.22	0.19	0.18	0.18	0.31	0.27	0.26	0.25
52	0.33	0.29	0.28	0.27	0.21	0.19	0.18	0.18	0.32	0.28	0.27	0.26
53	0.34	0.30	0.29	0.28	0.21	0.19	0.18	0.18	0.33	0.29	0.28	0.27
54	0.35	0.31	0.30	0.29	0.22	0.19	0.19	0.18	0.34	0.30	0.29	0.28
55	0.36	0.32	0.31	0.30	0.23	0.20	0.19	0.19	0.35	0.31	0.30	0.29
56	0.38	0.33	0.32	0.31	0.24	0.21	0.20	0.20	0.37	0.32	0.31	0.30
57	0.39	0.34	0.33	0.32	0.26	0.23	0.22	0.21	0.38	0.33	0.32	0.31
58	0.40	0.35	0.34	0.33	0.28	0.25	0.24	0.23	0.39	0.34	0.33	0.32
59	0.41	0.36	0.35	0.34	0.30	0.27	0.26	0.25	0.40	0.35	0.34	0.33

	WRL Xcelerator Exec
Issue Age	Duration 1
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

60	0.42	0.37	0.36	0.35	0.33	0.29	0.28	0.27	0.41	0.36	0.35	0.34
61	0.44	0.38	0.37	0.36	0.35	0.31	0.30	0.29	0.43	0.37	0.36	0.35
62	0.45	0.39	0.38	0.37	0.38	0.33	0.32	0.31	0.44	0.38	0.37	0.36
63	0.46	0.40	0.39	0.38	0.40	0.35	0.34	0.33	0.45	0.40	0.39	0.38
64	0.48	0.42	0.40	0.39	0.42	0.37	0.35	0.34	0.47	0.42	0.40	0.39
65	0.49	0.43	0.41	0.40	0.44	0.38	0.36	0.35	0.49	0.43	0.41	0.40
66	0.50	0.44	0.42	0.41	0.45	0.39	0.37	0.36	0.50	0.44	0.42	0.41
67	0.52	0.45	0.43	0.42	0.45	0.39	0.38	0.37	0.51	0.44	0.43	0.42
68	0.53	0.46	0.45	0.43	0.46	0.40	0.38	0.37	0.52	0.45	0.44	0.42
69	0.55	0.48	0.46	0.44	0.46	0.40	0.39	0.37	0.54	0.47	0.45	0.43
70	0.56	0.49	0.47	0.46	0.46	0.40	0.39	0.37	0.55	0.48	0.46	0.45
71	0.58	0.50	0.48	0.47	0.46	0.40	0.39	0.38	0.57	0.49	0.47	0.46
72	0.59	0.52	0.50	0.48	0.46	0.40	0.39	0.38	0.58	0.51	0.49	0.47
73	0.61	0.53	0.51	0.50	0.47	0.41	0.39	0.38	0.60	0.52	0.50	0.49
74	0.63	0.55	0.53	0.51	0.47	0.41	0.39	0.38	0.61	0.54	0.52	0.50
75	0.65	0.56	0.54	0.52	0.48	0.42	0.40	0.39	0.63	0.55	0.53	0.51
76	0.66	0.58	0.56	0.54	0.49	0.43	0.41	0.40	0.64	0.57	0.55	0.53
77	0.68	0.59	0.57	0.55	0.51	0.44	0.42	0.41	0.66	0.58	0.56	0.54
78	0.70	0.61	0.59	0.57	0.52	0.45	0.43	0.42	0.68	0.59	0.57	0.56
79	0.72	0.63	0.60	0.59	0.53	0.46	0.44	0.43	0.70	0.61	0.58	0.57
80	0.75	0.65	0.62	0.60	0.55	0.47	0.46	0.44	0.73	0.63	0.60	0.58

	WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

18	0.31	0.28	0.27	0.26	0.27	0.25	0.24	0.23	0.31	0.28	0.27	0.26
19	0.32	0.29	0.28	0.28	0.28	0.26	0.25	0.24	0.32	0.29	0.28	0.28
20	0.34	0.31	0.30	0.29	0.30	0.27	0.26	0.26	0.34	0.31	0.30	0.29
21	0.36	0.32	0.31	0.30	0.31	0.28	0.28	0.27	0.36	0.32	0.31	0.30
22	0.37	0.34	0.33	0.32	0.33	0.30	0.29	0.28	0.37	0.34	0.33	0.32
23	0.39	0.36	0.34	0.33	0.34	0.31	0.30	0.30	0.39	0.36	0.34	0.33
24	0.41	0.37	0.36	0.35	0.36	0.33	0.32	0.31	0.41	0.37	0.36	0.35
25	0.43	0.39	0.38	0.37	0.38	0.34	0.33	0.32	0.43	0.39	0.38	0.37
26	0.45	0.41	0.40	0.38	0.40	0.36	0.35	0.34	0.45	0.41	0.40	0.38
27	0.47	0.43	0.41	0.40	0.41	0.37	0.36	0.35	0.46	0.42	0.41	0.40
28	0.49	0.45	0.43	0.42	0.43	0.39	0.38	0.37	0.48	0.44	0.43	0.42
29	0.52	0.47	0.45	0.44	0.45	0.40	0.39	0.38	0.51	0.46	0.44	0.43
30	0.54	0.49	0.47	0.45	0.47	0.42	0.41	0.40	0.53	0.48	0.46	0.45
31	0.56	0.51	0.49	0.47	0.49	0.44	0.43	0.42	0.55	0.50	0.48	0.47
32	0.59	0.53	0.51	0.50	0.51	0.46	0.45	0.44	0.58	0.52	0.50	0.49
33	0.62	0.56	0.54	0.52	0.53	0.48	0.47	0.46	0.61	0.55	0.53	0.51
34	0.65	0.59	0.57	0.55	0.56	0.51	0.49	0.48	0.64	0.58	0.56	0.54
35	0.69	0.62	0.60	0.58	0.59	0.54	0.52	0.51	0.68	0.61	0.59	0.57
36	0.74	0.67	0.64	0.62	0.63	0.57	0.55	0.54	0.73	0.66	0.63	0.61
37	0.79	0.71	0.68	0.66	0.67	0.60	0.59	0.57	0.78	0.70	0.67	0.65
38	0.84	0.76	0.73	0.71	0.71	0.64	0.62	0.60	0.83	0.75	0.72	0.70
39	0.90	0.82	0.79	0.76	0.76	0.68	0.66	0.64	0.89	0.81	0.78	0.75
40	0.97	0.87	0.84	0.82	0.80	0.73	0.70	0.68	0.95	0.86	0.83	0.81
41	1.03	0.93	0.89	0.87	0.85	0.77	0.74	0.72	1.01	0.91	0.88	0.86
42	1.09	0.99	0.95	0.92	0.90	0.82	0.78	0.76	1.07	0.97	0.93	0.90
43	1.15	1.04	1.00	0.97	0.95	0.86	0.83	0.80	1.13	1.02	0.98	0.95
44	1.21	1.09	1.05	1.02	1.00	0.91	0.87	0.84	1.19	1.07	1.03	1.00
45	1.26	1.14	1.09	1.06	1.05	0.95	0.91	0.89	1.24	1.12	1.07	1.04
46	1.30	1.17	1.13	1.10	1.10	1.00	0.96	0.93	1.28	1.15	1.11	1.08
47	1.33	1.20	1.15	1.12	1.15	1.04	1.00	0.97	1.31	1.18	1.14	1.11
48	1.35	1.22	1.17	1.14	1.19	1.08	1.04	1.01	1.33	1.21	1.16	1.13
49	1.38	1.24	1.19	1.16	1.24	1.12	1.08	1.04	1.37	1.23	1.18	1.15
50	1.40	1.26	1.21	1.17	1.29	1.16	1.12	1.09	1.39	1.25	1.20	1.16
51	1.42	1.28	1.23	1.19	1.34	1.21	1.16	1.13	1.41	1.27	1.22	1.18
52	1.46	1.31	1.26	1.22	1.39	1.25	1.21	1.17	1.45	1.30	1.26	1.22
53	1.51	1.36	1.30	1.26	1.45	1.31	1.26	1.22	1.50	1.36	1.30	1.26
54	1.57	1.41	1.35	1.31	1.52	1.37	1.32	1.28	1.57	1.41	1.35	1.31
55	1.66	1.49	1.42	1.38	1.59	1.43	1.38	1.34	1.65	1.48	1.42	1.38
56	1.77	1.59	1.52	1.47	1.67	1.50	1.45	1.41	1.76	1.58	1.51	1.46
57	1.89	1.70	1.62	1.58	1.75	1.57	1.52	1.47	1.88	1.69	1.61	1.57
58	2.04	1.82	1.75	1.69	1.84	1.65	1.59	1.55	2.02	1.80	1.73	1.68
59	2.19	1.96	1.88	1.82	1.93	1.73	1.67	1.62	2.16	1.94	1.86	1.80

	WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

60	2.35	2.10	2.02	1.96	2.03	1.82	1.75	1.70	2.32	2.07	1.99	1.93
61	2.52	2.25	2.16	2.10	2.13	1.91	1.84	1.78	2.48	2.22	2.13	2.07
62	2.70	2.41	2.31	2.24	2.24	2.01	1.93	1.87	2.65	2.37	2.27	2.20
63	2.88	2.56	2.46	2.39	2.35	2.11	2.03	1.97	2.83	2.52	2.42	2.35
64	3.05	2.71	2.61	2.53	2.47	2.22	2.13	2.07	2.99	2.66	2.56	2.48
65	3.22	2.86	2.76	2.67	2.60	2.33	2.24	2.17	3.16	2.81	2.71	2.62
66	3.38	3.01	2.90	2.81	2.74	2.45	2.35	2.28	3.32	2.95	2.85	2.76
67	3.54	3.14	3.03	2.94	2.88	2.58	2.47	2.40	3.47	3.08	2.97	2.89
68	3.69	3.28	3.16	3.06	3.02	2.70	2.59	2.51	3.62	3.22	3.10	3.01
69	3.84	3.42	3.29	3.19	3.17	2.84	2.72	2.64	3.77	3.36	3.23	3.14
70	4.00	3.56	3.42	3.32	3.33	2.98	2.86	2.77	3.93	3.50	3.36	3.27
71	4.17	3.70	3.56	3.45	3.49	3.13	3.00	2.90	4.10	3.64	3.50	3.40
72	4.35	3.86	3.71	3.60	3.67	3.28	3.15	3.05	4.28	3.80	3.65	3.55
73	4.54	4.03	3.88	3.76	3.85	3.45	3.30	3.20	4.47	3.97	3.82	3.70
74	4.75	4.22	4.05	3.93	4.05	3.62	3.47	3.36	4.68	4.16	3.99	3.87
75	4.98	4.42	4.25	4.12	4.26	3.81	3.65	3.53	4.91	4.36	4.19	4.06
76	5.22	4.63	4.45	4.31	4.45	3.98	3.80	3.68	5.14	4.57	4.39	4.25
77	5.48	4.86	4.67	4.53	4.67	4.17	3.99	3.86	5.40	4.79	4.60	4.46
78	5.75	5.10	4.90	4.75	4.90	4.38	4.19	4.05	5.67	5.03	4.83	4.68
79	6.04	5.35	5.14	4.98	5.14	4.59	4.39	4.25	5.95	5.27	5.07	4.91
80	6.34	5.61	5.40	5.23	5.39	4.82	4.60	4.45	6.25	5.53	5.32	5.15

	WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

18	0.22	0.20	0.19	0.19	0.20	0.18	0.17	0.17	0.22	0.20	0.19	0.19
19	0.23	0.21	0.20	0.19	0.21	0.19	0.18	0.17	0.23	0.21	0.20	0.19
20	0.23	0.21	0.20	0.20	0.21	0.19	0.18	0.18	0.23	0.21	0.20	0.20
21	0.24	0.22	0.21	0.20	0.22	0.20	0.19	0.18	0.24	0.22	0.21	0.20
22	0.25	0.23	0.22	0.21	0.22	0.20	0.20	0.19	0.25	0.23	0.22	0.21
23	0.26	0.23	0.22	0.22	0.23	0.21	0.20	0.20	0.26	0.23	0.22	0.22
24	0.27	0.24	0.23	0.23	0.24	0.22	0.21	0.20	0.27	0.24	0.23	0.23
25	0.28	0.25	0.24	0.23	0.25	0.23	0.22	0.21	0.28	0.25	0.24	0.23
26	0.29	0.26	0.25	0.24	0.26	0.24	0.23	0.22	0.29	0.26	0.25	0.24
27	0.30	0.27	0.26	0.25	0.27	0.25	0.24	0.23	0.30	0.27	0.26	0.25
28	0.32	0.29	0.27	0.27	0.28	0.26	0.25	0.24	0.32	0.29	0.27	0.27
29	0.33	0.30	0.29	0.28	0.30	0.27	0.26	0.25	0.33	0.30	0.29	0.28
30	0.34	0.31	0.30	0.29	0.31	0.28	0.27	0.26	0.34	0.31	0.30	0.29
31	0.36	0.33	0.31	0.30	0.32	0.29	0.28	0.27	0.36	0.33	0.31	0.30
32	0.37	0.34	0.33	0.32	0.34	0.30	0.29	0.28	0.37	0.34	0.33	0.32
33	0.39	0.35	0.34	0.33	0.35	0.32	0.30	0.30	0.39	0.35	0.34	0.33
34	0.40	0.36	0.35	0.34	0.36	0.33	0.31	0.31	0.40	0.36	0.35	0.34
35	0.42	0.38	0.36	0.35	0.38	0.34	0.32	0.32	0.42	0.38	0.36	0.35
36	0.43	0.39	0.37	0.36	0.39	0.35	0.33	0.32	0.43	0.39	0.37	0.36
37	0.44	0.40	0.38	0.37	0.40	0.36	0.34	0.33	0.44	0.40	0.38	0.37
38	0.46	0.41	0.40	0.38	0.41	0.37	0.35	0.34	0.46	0.41	0.40	0.38
39	0.47	0.42	0.41	0.40	0.42	0.38	0.36	0.35	0.47	0.42	0.41	0.40
40	0.48	0.43	0.42	0.41	0.43	0.39	0.37	0.36	0.48	0.43	0.42	0.41
41	0.49	0.45	0.43	0.42	0.44	0.40	0.38	0.37	0.49	0.45	0.43	0.42
42	0.50	0.45	0.44	0.43	0.45	0.41	0.39	0.38	0.50	0.45	0.44	0.43
43	0.51	0.46	0.45	0.43	0.46	0.41	0.40	0.39	0.51	0.46	0.45	0.43
44	0.52	0.47	0.45	0.44	0.47	0.42	0.40	0.39	0.52	0.47	0.45	0.44
45	0.53	0.48	0.46	0.45	0.47	0.43	0.41	0.40	0.52	0.48	0.46	0.45
46	0.53	0.48	0.46	0.45	0.47	0.43	0.41	0.40	0.52	0.48	0.46	0.45
47	0.53	0.47	0.46	0.44	0.47	0.42	0.41	0.39	0.52	0.47	0.46	0.44
48	0.52	0.47	0.45	0.44	0.46	0.42	0.40	0.39	0.51	0.47	0.45	0.44
49	0.51	0.46	0.44	0.43	0.45	0.41	0.39	0.38	0.50	0.46	0.44	0.43
50	0.50	0.45	0.43	0.42	0.44	0.40	0.38	0.37	0.49	0.45	0.43	0.42
51	0.49	0.44	0.42	0.41	0.43	0.39	0.38	0.36	0.48	0.44	0.42	0.41
52	0.49	0.44	0.42	0.41	0.43	0.39	0.37	0.36	0.48	0.44	0.42	0.41
53	0.49	0.44	0.42	0.41	0.44	0.39	0.38	0.37	0.49	0.44	0.42	0.41
54	0.50	0.45	0.44	0.42	0.45	0.40	0.39	0.38	0.50	0.45	0.44	0.42
55	0.53	0.48	0.46	0.45	0.47	0.43	0.41	0.40	0.52	0.48	0.46	0.45
56	0.57	0.52	0.50	0.48	0.51	0.46	0.44	0.43	0.56	0.51	0.49	0.48
57	0.63	0.57	0.54	0.53	0.56	0.50	0.48	0.47	0.62	0.56	0.53	0.52
58	0.70	0.63	0.60	0.58	0.62	0.56	0.54	0.52	0.69	0.62	0.59	0.57
59	0.78	0.70	0.67	0.65	0.69	0.62	0.59	0.58	0.77	0.69	0.66	0.64

	WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

60	0.86	0.77	0.74	0.71	0.76	0.68	0.66	0.64	0.85	0.76	0.73	0.70
61	0.94	0.84	0.81	0.78	0.83	0.75	0.72	0.70	0.93	0.83	0.80	0.77
62	1.02	0.91	0.87	0.85	0.90	0.81	0.78	0.75	1.01	0.90	0.86	0.84
63	1.09	0.97	0.94	0.91	0.97	0.87	0.83	0.81	1.08	0.96	0.93	0.90
64	1.15	1.03	0.99	0.96	1.02	0.92	0.88	0.85	1.14	1.02	0.98	0.95
65	1.20	1.07	1.03	1.00	1.07	0.95	0.92	0.89	1.19	1.06	1.02	0.99
66	1.23	1.10	1.06	1.03	1.10	0.98	0.94	0.91	1.22	1.09	1.05	1.02
67	1.26	1.12	1.08	1.05	1.12	1.00	0.96	0.93	1.25	1.11	1.07	1.04
68	1.27	1.14	1.09	1.06	1.13	1.01	0.97	0.94	1.26	1.13	1.08	1.05
69	1.28	1.15	1.10	1.07	1.14	1.02	0.98	0.95	1.27	1.14	1.09	1.06
70	1.29	1.15	1.10	1.07	1.14	1.02	0.98	0.95	1.28	1.14	1.09	1.06
71	1.29	1.15	1.11	1.08	1.14	1.02	0.98	0.95	1.28	1.14	1.10	1.07
72	1.30	1.16	1.11	1.08	1.15	1.03	0.99	0.96	1.29	1.15	1.10	1.07
73	1.31	1.17	1.12	1.09	1.16	1.04	1.00	0.97	1.30	1.16	1.11	1.08
74	1.33	1.19	1.14	1.10	1.17	1.05	1.01	0.98	1.31	1.18	1.13	1.09
75	1.35	1.21	1.16	1.13	1.20	1.07	1.03	1.00	1.34	1.20	1.15	1.12
76	1.41	1.26	1.21	1.17	1.24	1.11	1.07	1.04	1.39	1.25	1.20	1.16
77	1.45	1.30	1.25	1.21	1.28	1.15	1.10	1.07	1.43	1.29	1.24	1.20
78	1.50	1.34	1.29	1.25	1.32	1.19	1.14	1.10	1.48	1.33	1.28	1.24
79	1.55	1.38	1.33	1.29	1.37	1.22	1.18	1.14	1.53	1.36	1.32	1.28
80	1.60	1.43	1.37	1.33	1.41	1.26	1.21	1.18	1.58	1.41	1.35	1.32

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

INFLATION FIGHTER RIDER SURRENDER CHARGE AND MONTHLY PER UNIT CHARGE TABLES FOR THE WRL XCELERATOR (BASE POLICY)

The charts below show the surrender charge and monthly per unit charge associated with the Inflation Fighter Rider. These are based on a male, issue age 35, Preferred Elite rate class with an initial specified amount of $250,000.

Year	Age	Specified Amount	Total Surrender Charge (in Dollars)
1	35	250,000	4,955
2	36	258,825	4,490
3	37	267,962	3,815
4	38	277,421	3,467
5	39	287,214	2,615
6	40	297,353	2,232
7	41	307,850	1,811
8	42	318,717	909
9	43	329,968	969
10	44	341,616	1,034
11	45	353,675	1,104
12	46	366,160	1,179
13	47	379,085	1,260
14	48	392,467	1,349
15	49	406,321	1,444
16	50	420,664	1,548
17	51	435,513	1,661
18	52	450,887	1,784
19	53	466,803	1,917
20	54	483,281	2,063
21	55	500,341	2,222
22	56	500,341	1,691
23	57	500,341	1,296
24	58	500,341	905
25	59	500,341	554
26	60	500,341	316
27	61	500,341	130
28	62	500,341	0

Year	Age	Specified Amount	Total Per Unit Charge (in dollars)
1	35	250,000	810
2	36	258,825	841
3	37	267,962	875
4	38	277,421	912
5	39	287,214	953
6	40	297,353	998
7	41	307,850	1,047
8	42	318,717	1,101
9	43	329,968	349
10	44	341,616	381
11	45	353,675	415
12	46	366,160	451
13	47	379,085	491
14	48	392,467	532
15	49	406,321	578
16	50	420,664	626
17	51	435,513	678
18	52	450,887	734
19	53	466,803	794
20	54	483,281	857
21	55	500,341	908
22	56	500,341	824
23	57	500,341	733
24	58	500,341	633
25	59	500,341	524
26	60	500,341	408
27	61	500,341	282
28	62	500,341	147
29	63	500,341	0

The above chart shows the Base Policy surrender charge and the surrender charge that applies to each scheduled annual increase. The Policy and each of the scheduled annual increases has a surrender charge that applies for 8 Policy years from the issue date or the date of the scheduled increase.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

Appendix C-1

INFLATION FIGHTER RIDER SURRENDER CHARGE AND MONTHLY PER UNIT CHARGE TABLES FOR THE WRL XCELERATOR FOCUS

The charts below show the surrender charge and monthly per unit charge associated with the Inflation Fighter Rider. These are based on a male, issue age 40, Preferred Elite rate class with an initial specified amount of $1,100,000.

Year	Age	Specified Amount	Total Surrender Charge (in Dollars)
1	40	1,100,000	18,931
2	41	1,138,830	14,894
3	42	1,179,031	14,523
4	43	1,220,651	13,216
5	44	1,263,740	9,993
6	45	1,308,350	8,570
7	46	1,354,535	7,105
8	47	1,402,350	3,706
9	48	1,451,853	3,978
10	49	1,503,103	4,268
11	50	1,556,163	4,579
12	51	1,611,096	4,915
13	52	1,667,968	5,278
14	53	1,726,847	5,675
15	54	1,787,805	6,106
16	55	1,850,915	6,576
17	56	1,916,252	7,088
18	57	1,983,896	7,644
19	58	2,053,928	8,252
20	59	2,126,432	8,914
21	60	2,201,495	8,657
22	61	2,201,495	6,957
23	62	2,201,495	5,273
24	63	2,201,495	3,630
25	64	2,201,495	2,208
26	65	2,201,495	1,226
27	66	2,201,495	467
28	67	2,201,495	0

The above chart shows (for Focus Policies only) the Policy surrender charge and the surrender charge that applies to each scheduled annual increase. A Focus Policy and each of the scheduled annual increases has a surrender charge that applies for 8 Policy years from the issue date or the date of the scheduled increase.

Year	Age	Specified Amount	Total Per Unit Charge (in dollars)
1	40	1,100,000	2,904
2	41	1,138,830	3,011
3	42	1,179,031	3,127
4	43	1,220,651	3,257
5	44	1,263,740	3,396
6	45	1,308,350	3,546
7	46	1,354,535	3,713
8	47	1,402,350	3,896
9	48	1,451,853	1,194
10	49	1,503,103	1,308
11	50	1,556,163	1,435
12	51	1,611,096	1,562
13	52	1,667,968	1,702
14	53	1,726,847	1,856
15	54	1,787,805	2,019
16	55	1,850,915	2,191
17	56	1,916,252	2,397
18	57	1,983,896	2,630
19	58	2,053,928	2,901
20	59	2,126,432	3,218
21	60	2,201,495	3,578
22	61	2,201,495	3,274
23	62	2,201,495	2,945
24	63	2,201,495	2,589
25	64	2,201,495	2,181
26	65	2,201,495	1,726
27	66	2,201,495	1,214
28	67	2,201,495	640
29	68	2,201,495	0

The above chart shows Focus Policy monthly per unit charge and the monthly per unit charge that applies to each scheduled annual increase. The Focus Policy and each of the scheduled annual increases has a monthly per unit charge that applies for 8 Policy years from the issue date or the date of the scheduled increase.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

APPENDIX D-1 - ILLUSTRATIONS

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. The tables illustrate Policy value that would result based on assumptions that you pay the premiums indicated, you do not change your specified amount, and you do not take any cash withdrawals or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

The first of the illustrations that follows is based on a Base Policy for an insured who is a 35 year old male in the Preferred Elite rate class (the “representative insured”), annual premium paid on the first day of each Policy year of $2,425, a $250,000 initial specified amount and death benefit Option A. That illustration also assumes cost of insurance charges based on our current cost of insurance rates for the representative insured.

The second illustration that follows for the representative insured is based on the same factors as those reflected in the first illustration except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables).

We based the third illustration that follows on a Focus Policy for an insured who is a 40 year old male in the Preferred Elite rate class (the “representative insured”), annual premium paid on the first day of each Policy year of $11,154 a $1,100,000 initial specified amount and death benefit Option A. The third illustration also assumes cost of insurance charges based on our current cost of insurance rates for the representative insured.

The fourth illustration that follows for the representative insured is based on the same factors as those reflected in the third illustration except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables).

We based the fifth illustration that follows on an Exec Policy for an insured who is a 50 year old male in the Preferred Non-Tobacco rate class (the “representative insured”) paying an annual premium of $16,000, paid on the first day of each Policy year for durations 1 through 7, a $450,000 initial specified amount and death benefit Option A. The fifth illustration also assumes cost of insurance charges based on our current cost of insurance rates for the representative insured.

The illustration for the representative insured in the sixth illustration is based on the same factors as those reflected in the fifth illustration except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the Commissioners 2001 Standard Ordinary Mortality Tables with no tobacco distinction).

The amounts shown in the illustrations for the death benefits, cash values and net surrender values take into account the amount and timing of all Policy, subaccount and portfolio fees assessed under the Policy. The current illustration uses the current charges, and the guaranteed illustration uses the guaranteed charges. These charges are:

(1)	The daily charge for assuming mortality and expense risks assessed against each subaccount. This charge is equivalent to an annual charge of 0.75% of the average net assets of the subaccounts during the first 15 Policy years (we guarantee to reduce this charge to 0.30% (annually) after the first 15 Policy years). We may reduce this charge to 0.00% in the 16th Policy year, but we do not guarantee that we will do so, and we reserve the right to maintain this charge at the 0.30% level after the 15th Policy year.
(2)	Estimated daily expenses equivalent to an effective arithmetic average annual expense level of 1.26% of the portfolios’ gross average daily net assets or an effective expense level of 0.60% of the portfolios’ gross average daily net assets for a Focus Policy. The 1.26% gross average portfolio expense level assumes an equal allocation of amounts among the 69 subaccounts available to new investors. The 0.60% gross average portfolio expense level for a Focus Policy assumes that premiums are allocated to the limited number of designated subaccounts to which your premium must be allocated during the first Policy year under a Focus Policy in order to qualify for lower monthly per unit charges. We used annualized actual audited expenses incurred during 2011 for the portfolios to calculate the gross average annual expense levels. and

(3)	The premium expense charge (0% of all premium payments in the first Policy year and 3% of all premiums paid thereafter) and monthly deductions for the cost of insurance, the monthly Policy charge, and the monthly per unit charge.

The net surrender value in a Policy year also reflects the amount you would pay in surrender charges if you surrendered the Policy during that Policy year. We do not deduct a surrender charge under the Exec Policy. Therefore, for the Exec Policies, the net surrender value and the cash value in a given Policy year are the same.

The hypothetical returns shown in the tables are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Tax charges that may be attributable to the separate account are not reflected because we are not currently making such charges. If tax charges are deducted in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges to produce after tax returns of 0%, 6% or 10%. Your actual rates of return for a particular Policy likely will be more or less than the hypothetical investment rates of return. The actual return on your cash value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy’s monthly charges and other charges, the portfolios’ expense ratios, and your loan and withdrawal history, in addition to the actual investment experience of the portfolios.

We will furnish the owner, upon request, a personalized illustration reflecting the proposed insured’s age, gender, risk classification and desired Policy features. Contact your registered representative or our administrative office. (See prospectus back cover – “Inquiries.”)

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

WRL XCELERATOR

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 35

Specified Amount	$250,000	Preferred Elite Class
Annual Premium	$2,425	Option Type A

Using Current Cost of Insurance Rates

	DEATH BENEFIT			CASH VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of			Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	250,000	250,000	250,000	1,422	1,536	1,613
2	250,000	250,000	250,000	2,737	3,051	3,268
3	250,000	250,000	250,000	4,013	4,613	5,043
4	250,000	250,000	250,000	5,256	6,229	6,952
5	250,000	250,000	250,000	6,465	7,902	9,004
6	250,000	250,000	250,000	7,644	9,635	11,215
7	250,000	250,000	250,000	8,790	11,429	13,593
8	250,000	250,000	250,000	9,904	13,284	16,152
9	250,000	250,000	250,000	11,785	16,030	19,749
10	250,000	250,000	250,000	13,617	18,874	23,623
15	250,000	250,000	250,000	22,005	34,652	47,928
20	250,000	250,000	250,000	29,517	54,564	85,392
25	250,000	250,000	250,000	35,878	79,154	142,246
30 (Age 65)	250,000	250,000	279,388	40,293	109,154	229,007
35 (Age 70)	250,000	250,000	418,262	41,961	146,014	360,571
40 (Age 75)	250,000	250,000	598,749	39,552	192,226	559,579
45 (Age 80)	250,000	265,101	904,764	30,689	252,477	861,680
50 (Age 85)	250,000	345,474	1,381,840	11,009	329,023	1,316,038
55 (Age 90)	*	444,646	2,095,416	*	423,473	1,995,635
60 (Age 95)	*	547,691	3,053,982	*	542,269	3,023,744
65 (Age 100)	*	696,428	4,611,663	*	696,428	4,611,663

	NET SURRENDER VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	-	-	-	20	29,517	54,564	85,392
2	-	-	-	25	35,878	79,154	142,246
3	545	1,145	1,575	30 (Age 65)	40,293	109,154	229,007
4	2,283	3,256	3,979	35 (Age 70)	41,961	146,014	360,571
5	4,483	5,920	7,022	40 (Age 75)	39,552	192,226	559,579
6	6,157	8,149	9,728	45 (Age 80)	30,689	252,477	861,680
7	7,799	10,438	12,602	50 (Age 85)	11,009	329,023	1,316,038
8	9,904	13,284	16,152	55 (Age 90)	*	423,473	1,995,635
9	11,785	16,030	19,749	60 (Age 95)	*	542,269	3,023,744
10	13,617	18,874	23,623	65 (Age 100)	*	696,428	4,611,663
15	22,005	34,652	47,928

*	In the absence of an additional payment, the Policy would lapse.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

WRL XCELERATOR

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 35

Specified Amount	$250,000	Preferred Elite Class
Annual Premium	$2,425	Option Type A

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT			CASH VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of			Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	250,000	250,000	250,000	1,422	1,536	1,613
2	250,000	250,000	250,000	2,713	3,026	3,243
3	250,000	250,000	250,000	3,967	4,563	4,991
4	250,000	250,000	250,000	4,927	5,886	6,599
5	250,000	250,000	250,000	5,850	7,244	8,316
6	250,000	250,000	250,000	6,729	8,630	10,147
7	250,000	250,000	250,000	7,561	10,043	12,094
8	250,000	250,000	250,000	8,339	11,475	14,161
9	250,000	250,000	250,000	9,058	12,921	16,350
10	250,000	250,000	250,000	9,714	14,378	18,669
15	250,000	250,000	250,000	12,105	21,854	32,643
20	250,000	250,000	250,000	13,012	30,015	52,823
25	250,000	250,000	250,000	14,488	41,487	85,560
30 (Age 65)	250,000	250,000	250,000	10,342	50,801	132,270
35 (Age 70)	*	250,000	250,000	*	54,574	202,495
40 (Age 75)	*	250,000	334,334	*	46,128	312,462
45 (Age 80)	*	250,000	500,347	*	6,314	476,521
50 (Age 85)	*	*	748,416	*	*	712,777
55 (Age 90)	*	*	1,096,227	*	*	1,044,026
60 (Age 95)	*	*	1,545,635	*	*	1,530,332
65 (Age 100)	*	*	2,308,944	*	*	2,308,944

	NET SURRENDER VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	-	-	-	20	13,012	30,015	52,823
2	-	-	-	25	14,488	41,487	85,560
3	498	1,095	1,523	30 (Age 65)	10,342	50,801	132,270
4	1,954	2,913	3,626	35 (Age 70)	*	54,574	202,495
5	3,868	5,262	6,334	40 (Age 75)	*	46,128	312,462
6	5,243	7,144	8,660	45 (Age 80)	*	6,314	476,521
7	6,570	9,052	11,103	50 (Age 85)	*	*	712,777
8	8,339	11,475	14,161	55 (Age 90)	*	*	1,044,026
9	9,058	12,921	16,350	60 (Age 95)	*	*	1,530,332
10	9,714	14,378	18,669	65 (Age 100)	*	*	2,308,944
15	12,105	21,854	32,643
*	In the absence of an additional payment, the Policy would lapse.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

WRL XCELERATOR FOCUS

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 40

Specified Amount	$1,100,000	Preferred Elite Class
Annual Premium	$11,154	Option Type A

Using Current Cost of Insurance Rates

	DEATH BENEFIT			CASH VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of			Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)
1	1,100,000	1,100,000	1,100,000	7,825	8,391	8,769
2	1,100,000	1,100,000	1,100,000	15,160	16,766	17,876
3	1,100,000	1,100,000	1,100,000	22,305	25,437	27,676
4	1,100,000	1,100,000	1,100,000	29,294	34,449	38,261
5	1,100,000	1,100,000	1,100,000	36,132	43,825	49,706
6	1,100,000	1,100,000	1,100,000	42,829	53,588	62,092
7	1,100,000	1,100,000	1,100,000	49,380	63,749	75,494
8	1,100,000	1,100,000	1,100,000	55,788	74,329	90,005
9	1,100,000	1,100,000	1,100,000	64,928	88,317	108,750
10	1,100,000	1,100,000	1,100,000	73,871	102,883	129,049
15	1,100,000	1,100,000	1,100,000	115,217	184,944	258,628
20	1,100,000	1,100,000	1,100,000	151,293	290,033	463,289
25	1,100,000	1,100,000	1,100,000	180,071	422,433	783,969
30 (Age 70)	1,100,000	1,100,000	1,496,748	196,512	589,212	1,290,300
35 (Age 75)	1,100,000	1,100,000	2,226,180	194,424	804,143	2,080,542
40 (Age 80)	1,100,000	1,148,161	3,482,408	162,576	1,093,487	3,316,579
45 (Age 85)	1,100,000	1,549,055	5,493,997	80,223	1,475,291	5,232,378
50 (Age 90)	*	2,059,738	8,594,386	*	1,961,655	8,185,130
55 (Age 95)	*	2,618,253	12,914,723	*	2,592,330	12,786,854
60 (Age 100)	*	3,434,874	20,108,457	*	3,434,874	20,108,457

	NET SURRENDER VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)	End of Policy Year	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)
1	-	-	-	15	115,217	184,944	258,628
2	962	2,567	3,678	20	151,293	290,033	463,289
3	9,053	12,185	14,424	25	180,071	422,433	783,969
4	17,935	23,091	26,902	30 (Age 70)	196,512	589,212	1,290,300
5	28,560	36,253	42,133	35 (Age 75)	194,424	804,143	2,080,542
6	37,150	47,908	56,412	40 (Age 80)	162,576	1,093,487	3,316,579
7	45,594	59,962	71,708	45 (Age 85)	80,223	1,475,291	5,232,378
8	55,788	74,329	90,005	50 (Age 90)	*	1,961,655	8,185,130
9	64,928	88,317	108,750	55 (Age 95)	*	2,592,330	12,786,854
10	73,871	102,883	129,049	60 (Age 100)	*	3,434,874	20,108,457
*	In the absence of an additional payment, the Policy would lapse.

WRL XCELERATOR FOCUS

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 40

Specified Amount	$1,100,000	Preferred Elite Class
Annual Premium	$11,154	Option Type A

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT			CASH VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of			Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)
1	1,100,000	1,100,000	1,100,000	6,252	6,767	7,111
2	1,100,000	1,100,000	1,100,000	12,012	13,418	14,392
3	1,100,000	1,100,000	1,100,000	17,602	20,283	22,207
4	1,100,000	1,100,000	1,100,000	21,306	25,605	28,800
5	1,100,000	1,100,000	1,100,000	24,744	30,955	35,745
6	1,100,000	1,100,000	1,100,000	27,898	36,317	43,052
7	1,100,000	1,100,000	1,100,000	30,774	41,692	50,759
8	1,100,000	1,100,000	1,100,000	33,418	47,127	58,948
9	1,100,000	1,100,000	1,100,000	35,877	52,671	67,709
10	1,100,000	1,100,000	1,100,000	38,109	58,288	77,053
15	1,100,000	1,100,000	1,100,000	43,591	85,130	132,079
20	1,100,000	1,100,000	1,100,000	34,861	105,645	204,846
25	1,100,000	1,100,000	1,100,000	23,135	132,274	325,266
30 (Age 70)	*	1,100,000	1,100,000	*	125,974	488,850
35 (Age 75)	*	1,100,000	1,100,000	*	46,912	729,600
40 (Age 80)	*	*	1,192,741	*	*	1,135,944
45 (Age 85)	*	*	1,875,227	*	*	1,785,930
50 (Age 90)	*	*	2,865,313	*	*	2,728,870
55 (Age 95)	*	*	4,195,810	*	*	4,154,267
60 (Age 100)	*	*	6,491,108	*	*	6,491,108

	NET SURRENDER VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)	End of Policy Year	0% (Gross) -0.60% (Net)	6% (Gross) 5.40% (Net)	10% (Gross) 9.40% (Net)
1	-	-	-	15	43,591	85,130	132,079
2	-	-	194	20	34,861	105,645	204,846
3	4,351	7,032	8,955	25	23,135	132,274	325,266
4	9,947	14,246	17,442	30 (Age 70)	*	125,974	488,850
5	17,171	23,383	28,172	35 (Age 75)	*	46,912	729,600
6	22,219	30,637	37,373	40 (Age 80)	*	*	1,135,944
7	26,988	37,906	46,973	45 (Age 85)	*	*	1,785,930
8	33,418	47,127	58,948	50 (Age 90)	*	*	2,728,870
9	35,877	52,671	67,709	55 (Age 95)	*	*	4,154,267
10	38,109	58,288	77,053	60 (Age 100)	*	*	6,491,108
*	In the absence of an additional payment, the Policy would lapse.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

WRL XCELERATOR EXEC

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 50

Specified Amount	$450,000	Non-Tobacco Class
Annual Premium	$16,000 for 7 yrs	Option Type A

Using Current Cost of Insurance Rates

	DEATH BENEFIT			CASH VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of			Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	450,000	450,000	450,000	13,836	14,736	15,337
2	450,000	450,000	450,000	25,652	28,249	30,043
3	450,000	450,000	450,000	37,104	42,177	45,799
4	450,000	450,000	450,000	48,221	56,557	62,716
5	450,000	450,000	450,000	58,982	71,387	80,867
6	450,000	450,000	450,000	69,394	86,690	100,361
7	450,000	450,000	450,000	79,474	102,500	121,328
8	450,000	450,000	450,000	73,964	102,648	127,082
9	450,000	450,000	450,000	70,726	105,075	135,656
10	450,000	450,000	450,000	67,297	107,383	144,747
15	450,000	450,000	450,000	47,358	117,181	200,255
20	450,000	450,000	450,000	22,257	127,463	290,051
25	*	450,000	459,998	*	128,479	429,905
30 (Age 80)	*	450,000	679,892	*	100,060	647,516
35 (Age 85)	*	450,000	1,019,675	*	14,132	971,119
40 (Age 90)	*	*	1,519,958	*	*	1,447,579
45 (Age 95)	*	*	2,187,782	*	*	2,166,120
50 (Age 100)	*	*	3,292,537	*	*	3,292,537

	NET SURRENDER VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	13,836	14,736	15,337	10	67,297	107,383	144,747
2	25,652	28,249	30,043	15	47,358	117,181	200,255
3	37,104	42,177	45,799	20	22,257	127,463	290,051
4	48,221	56,557	62,716	25	*	128,479	429,905
5	58,982	71,387	80,867	30 (Age 80)	*	100,060	647,516
6	69,394	86,690	100,361	35 (Age 85)	*	14,132	971,119
7	79,474	102,500	121,328	40 (Age 90)	*	*	1,447,579
8	73,964	102,648	127,082	45 (Age 95)	*	*	2,166,120
9	70,726	105,075	135,656	50 (Age 100)	*	*	3,292,537
*	In the absence of an additional payment, the Policy would lapse.

FOR POLICIES APPLIED FOR ON OR AFTER OCTOBER 30, 2008

WRL XCELERATOR EXEC

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 50

Specified Amount	$450,000	Non-Tobacco Class
Annual Premium	$16,000 for 7 yrs	Option Type A

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT			CASH VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of			Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	450,000	450,000	450,000	13,836	14,736	15,337
2	450,000	450,000	450,000	24,438	27,001	28,772
3	450,000	450,000	450,000	34,692	39,626	43,156
4	450,000	450,000	450,000	44,583	52,609	58,554
5	450,000	450,000	450,000	54,085	65,939	75,025
6	450,000	450,000	450,000	63,188	79,619	92,659
7	450,000	450,000	450,000	71,891	93,670	111,562
8	450,000	450,000	450,000	64,902	91,877	114,998
9	450,000	450,000	450,000	57,736	89,749	118,502
10	450,000	450,000	450,000	50,343	87,223	122,045
15	450,000	450,000	450,000	6,873	65,058	138,333
20	*	450,000	450,000	*	18,988	152,400
25	*	*	450,000	*	*	152,943
30 (Age 80)	*	*	450,000	*	*	109,867
35 (Age 85)	*	*	*	*	*	*
40 (Age 90)	*	*	*	*	*	*
45 (Age 95)	*	*	*	*	*	*
50 (Age 100)	*	*	*	*	*	*

	NET SURRENDER VALUE
	Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)	End of Policy Year	0% (Gross) -1.26% (Net)	6% (Gross) 4.74% (Net)	10% (Gross) 8.74% (Net)
1	13,836	14,736	15,337	10	50,343	87,223	122,045
2	24,438	27,001	28,772	15	6,873	65,058	138,333
3	34,692	39,626	43,156	20	*	18,988	152,400
4	44,583	52,609	58,554	25	*	*	152,943
5	54,085	65,939	75,025	30 (Age 80)	*	*	109,867
6	63,188	79,619	92,659	35 (Age 85)	*	*	*
7	71,891	93,670	111,562	40 (Age 90)	*	*	*
8	64,902	91,877	114,998	45 (Age 95)	*	*	*
9	57,736	89,749	118,502	50 (Age 100)	*	*	*
*	In the absence of an additional payment, the Policy would lapse.

APPENDICES A-2 & B-2

FOR POLICIES APPLIED FOR BEFORE

OCTOBER 30, 2008 and ISSUED

BEFORE JANUARY 1, 2009

(BASED ON THE 1980 C.S.O. TABLES)

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 and ISSUED BEFORE JANUARY 1, 2009

Appendix A-2

SURRENDER CHARGE PER THOUSAND OF SPECIFIED AMOUNT LAYER BASE & FOCUS

(Based on the gender and rate class of the insured)

Issue Age	Male Tobacco	Male Non-Tobacco	Male/ Female Juvenile	Female Tobacco	Female Non-Tobacco

0	N/A	N/A	15.29	N/A	N/A
1	N/A	N/A	14.69	N/A	N/A
2	N/A	N/A	14.69	N/A	N/A
3	N/A	N/A	14.26	N/A	N/A
4	N/A	N/A	13.82	N/A	N/A
5	N/A	N/A	13.82	N/A	N/A
6	N/A	N/A	13.82	N/A	N/A
7	N/A	N/A	13.82	N/A	N/A
8	N/A	N/A	13.82	N/A	N/A
9	N/A	N/A	13.82	N/A	N/A
10	N/A	N/A	13.82	N/A	N/A
11	N/A	N/A	13.82	N/A	N/A
12	N/A	N/A	13.82	N/A	N/A
13	N/A	N/A	14.26	N/A	N/A
14	N/A	N/A	14.69	N/A	N/A
15	N/A	N/A	15.12	N/A	N/A
16	N/A	N/A	15.34	N/A	N/A
17	N/A	N/A	15.98	N/A	N/A
18	16.56	15.70		16.56	15.70
19	16.78	15.91		16.78	15.91
20	16.99	16.13		16.99	16.13
21	17.78	16.49		17.35	16.49
22	18.07	16.78		17.64	16.78
23	18.43	17.14		18.00	17.14
24	18.72	17.42		18.72	17.42
25	19.51	17.78		19.08	17.78
26	20.14	18.85		19.71	18.42
27	20.74	19.47		20.32	19.05
28	21.27	20.01		21.27	19.59
29	22.27	21.02		21.85	20.60
30	22.84	21.60		22.43	21.18
31	23.94	22.30		23.12	21.89
32	24.54	23.32		24.14	22.92
33	25.60	23.99		24.80	23.59
34	26.57	24.58		25.77	24.18
35	27.19	25.61		26.40	25.21
36	27.49	25.60		26.73	25.22
37	27.78	25.97		27.06	25.25
38	28.17	26.09		26.78	25.40
39	28.44	26.14		26.80	25.15

Issue Age	Male Tobacco	Male Non-Tobacco	Female Tobacco	Female Non-Tobacco

40	28.55	26.36	26.68	25.12
41	30.63	28.13	28.76	26.88
42	32.81	30.00	30.94	28.76
43	35.20	31.77	33.02	30.10
44	37.91	33.85	35.05	31.02
45	40.35	35.67	36.18	31.97
46	42.64	37.34	37.39	32.99
47	44.93	38.79	38.65	34.09
48	47.22	40.30	39.98	35.24
49	49.82	41.91	41.39	36.45
50	52.73	43.63	42.89	37.77
51	55.33	45.47	44.46	39.14
52	58.81	47.44	46.12	40.61
53	61.98	49.53	47.89	42.19
54	66.09	51.78	49.76	43.84
55	69.26	54.18	51.73	45.62
56	72.53	56.72	53.81	47.50
57	74.10	59.46	55.98	49.50
58	74.10	62.37	58.34	51.66
59	74.10	65.49	60.91	54.00
60	74.10	68.86	63.66	56.51
61	74.10	72.46	66.64	59.24
62	74.10	74.10	69.85	62.17
63	74.10	74.10	73.33	65.34
64	74.10	74.10	74.10	68.74
65	74.10	74.10	74.10	72.38
66 and over	74.10	74.10	74.10	74.10

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 and ISSUED BEFORE JANUARY 1, 2009

Appendix B-2

MONTHLY PER UNIT CHARGES (RATE PER THOUSAND)                 BASE POLICY

	WRL Base
Issue Age	Band 1	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR
0	0.16	0.13	0.12	0	0.01	0	0.03
1	0.16	0.13	0.12	1	0.01	1	0.03
2	0.16	0.13	0.12	2	0.01	2	0.03
3	0.17	0.13	0.12	3	0.01	3	0.03
4	0.17	0.14	0.12	4	0.01	4	0.03
5	0.17	0.14	0.12	5	0.01	5	0.03
6	0.17	0.14	0.12	6	0.01	6	0.03
7	0.17	0.14	0.13	7	0.01	7	0.03
8	0.17	0.14	0.13	8	0.01	8	0.03
9	0.17	0.14	0.13	9	0.01	9	0.03
10	0.17	0.14	0.13	10	0.01	10	0.03
11	0.17	0.14	0.13	11	0.01	11	0.03
12	0.17	0.14	0.13	12	0.01	12	0.03
13	0.17	0.14	0.13	13	0.01	13	0.03
14	0.17	0.14	0.13	14	0.01	14	0.03
15	0.17	0.14	0.13	15	0.01	15	0.03
16	0.17	0.14	0.13	16	0.01	16	0.03
17	0.17	0.14	0.13	17	0.01	17	0.03
18	0.17	0.14	0.13	18	0.01	18	0.03
19	0.17	0.14	0.13	19	0.01	19	0.03
20	0.17	0.14	0.13	20	0.01	20	0.03
21	0.17	0.14	0.13	21	0.01	21	0.03
22	0.17	0.14	0.13	22	0.01	22	0.03
23	0.17	0.14	0.13	23	0.01	23	0.03
24	0.18	0.15	0.13	24	0.01	24	0.03
25	0.18	0.15	0.14	25	0.01	25	0.03
26	0.18	0.15	0.14	26	0.01	26	0.03
27	0.19	0.16	0.14	27	0.01	27	0.04
28	0.19	0.16	0.15	28	0.01	28	0.04
29	0.20	0.17	0.16	29	0.01	29	0.04
30	0.20	0.17	0.16	30	0.01	30	0.04
31	0.21	0.18	0.17	31	0.01	31	0.04
32	0.22	0.19	0.18	32	0.01	32	0.04
33	0.23	0.20	0.19	33	0.01	33	0.05
34	0.24	0.21	0.20	34	0.01	34	0.05
35	0.25	0.22	0.21	35	0.01	35	0.05
36	0.26	0.23	0.22	36	0.01	36	0.05
37	0.28	0.25	0.23	37	0.01	37	0.06
38	0.29	0.26	0.25	38	0.01	38	0.06
39	0.31	0.28	0.26	39	0.02	39	0.07
40	0.32	0.29	0.28	40	0.02	40	0.07
41	0.34	0.31	0.30	41	0.02	41	0.07

Base
Issue Age	Band 1	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR
42	0.36	0.33	0.32	42	0.02	42	0.08
43	0.38	0.35	0.33	43	0.02	43	0.08
44	0.40	0.37	0.35	44	0.02	44	0.09
45	0.41	0.38	0.37	45	0.02	45	0.09
46	0.43	0.40	0.39	46	0.02	46	0.10
47	0.45	0.42	0.41	47	0.02	47	0.10
48	0.47	0.44	0.42	48	0.03	48	0.11
49	0.48	0.45	0.44	49	0.03	49	0.11
50	0.50	0.47	0.46	50	0.03	50	0.11
51	0.52	0.49	0.48	51	0.03	51	0.12
52	0.54	0.51	0.50	52	0.03	52	0.12
53	0.57	0.54	0.52	53	0.03	53	0.13
54	0.60	0.57	0.56	54	0.03	54	0.14
55	0.63	0.60	0.59	55	0.04	55	0.15
56	0.68	0.65	0.63	56	0.04	56	0.16
57	0.72	0.69	0.68	57	0.04	57	0.17
58	0.78	0.75	0.74	58	0.04	58	0.18
59	0.83	0.80	0.79	59	0.05	59	0.20
60	0.89	0.86	0.85	60	0.05	60	0.21
61	0.96	0.93	0.91	61	0.05	61	0.23
62	1.02	0.99	0.98	62	0.06	62	0.24
63	1.08	1.05	1.04	63	0.06	63	0.26
64	1.14	1.11	1.10	64	0.07	64	0.27
65	1.20	1.17	1.16	65	0.07	65	0.29
66	1.25	1.22	1.21	66	0.07	66	0.30
67	1.31	1.28	1.27	67	0.08	67	0.32
68	1.37	1.34	1.32	68	0.08	68	0.33
69	1.42	1.39	1.38	69	0.08	69	0.35
70	1.48	1.45	1.44	70	0.09	70	0.36
71	1.54	1.51	1.49	71	0.09	71	0.37
72	1.59	1.56	1.55	72	0.09	72	0.39
73	1.65	1.62	1.61	73	0.10	73	0.40
74	1.70	1.67	1.66	74	0.10	74	0.42
75	1.76	1.73	1.72	75	0.10	75	0.43
76	1.82	1.79	1.77	76	0.11	76	0.44
77	1.88	1.84	1.83	77	0.11	77	0.46
78	1.95	1.90	1.89	78	0.11	78	0.47
79	2.01	1.96	1.94	79	0.12	79	0.49
80	2.08	2.01	2.00	80	0.12	80	0.50
81	2.14	2.07	2.06	81	0.12	81	0.51
82	2.20	2.13	2.11	82	0.13	82	0.53
83	2.25	2.18	2.17	83	0.13	83	0.54
84	2.29	2.24	2.23	84	0.13	84	0.56
85	2.32	2.29	2.28	85	0.14	85	0.57

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 and ISSUED BEFORE JANUARY 1, 2009

Appendix B-2

FOCUS CURRENT MONTHLY PER UNIT CHARGES (RATE PER THOUSAND) XCELERATOR FOCUS

WRL Xcelerator Focus			Focus		Focus
Issue Age	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR
0	0.09	0.08	0	0.01	0	0.03
1	0.09	0.08	1	0.01	1	0.03
2	0.09	0.08	2	0.01	2	0.03
3	0.09	0.08	3	0.01	3	0.03
4	0.09	0.08	4	0.01	4	0.03
5	0.09	0.08	5	0.01	5	0.03
6	0.09	0.08	6	0.01	6	0.03
7	0.09	0.08	7	0.01	7	0.03
8	0.09	0.08	8	0.01	8	0.03
9	0.09	0.08	9	0.01	9	0.03
10	0.09	0.08	10	0.01	10	0.03
11	0.09	0.08	11	0.01	11	0.03
12	0.09	0.08	12	0.01	12	0.03
13	0.09	0.08	13	0.01	13	0.03
14	0.09	0.08	14	0.01	14	0.03
15	0.09	0.08	15	0.01	15	0.03
16	0.09	0.08	16	0.01	16	0.03
17	0.09	0.08	17	0.01	17	0.03
18	0.09	0.08	18	0.01	18	0.03
19	0.09	0.08	19	0.01	19	0.03
20	0.09	0.08	20	0.01	20	0.03
21	0.09	0.08	21	0.01	21	0.03
22	0.09	0.08	22	0.01	22	0.03
23	0.09	0.08	23	0.01	23	0.03
24	0.09	0.08	24	0.01	24	0.03
25	0.09	0.08	25	0.01	25	0.03
26	0.09	0.08	26	0.01	26	0.03
27	0.10	0.09	27	0.01	27	0.04
28	0.10	0.09	28	0.01	28	0.04
29	0.11	0.10	29	0.01	29	0.04
30	0.11	0.10	30	0.01	30	0.04
31	0.11	0.10	31	0.01	31	0.04
32	0.12	0.11	32	0.01	32	0.04
33	0.12	0.11	33	0.01	33	0.05
34	0.13	0.12	34	0.01	34	0.05
35	0.13	0.12	35	0.01	35	0.05
36	0.14	0.13	36	0.01	36	0.05
37	0.15	0.14	37	0.01	37	0.06
38	0.16	0.15	38	0.01	38	0.06
39	0.17	0.16	39	0.02	39	0.07
40	0.19	0.18	40	0.02	40	0.07
41	0.20	0.19	41	0.02	41	0.07

WRL Xcelerator Focus			Focus		Focus
Issue Age	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR

42	0.21	0.20	42	0.02	42	0.08
43	0.22	0.21	43	0.02	43	0.08
44	0.23	0.22	44	0.02	44	0.09
45	0.24	0.23	45	0.02	45	0.09
46	0.25	0.24	46	0.02	46	0.10
47	0.27	0.26	47	0.02	47	0.10
48	0.28	0.27	48	0.03	48	0.11
49	0.29	0.28	49	0.03	49	0.11
50	0.31	0.30	50	0.03	50	0.11
51	0.32	0.31	51	0.03	51	0.12
52	0.33	0.32	52	0.03	52	0.12
53	0.34	0.33	53	0.03	53	0.13
54	0.36	0.35	54	0.03	54	0.14
55	0.37	0.36	55	0.04	55	0.15
56	0.40	0.39	56	0.04	56	0.16
57	0.44	0.43	57	0.04	57	0.17
58	0.47	0.46	58	0.04	58	0.18
59	0.51	0.50	59	0.05	59	0.20
60	0.54	0.53	60	0.05	60	0.21
61	0.57	0.56	61	0.05	61	0.23
62	0.61	0.60	62	0.06	62	0.24
63	0.64	0.63	63	0.06	63	0.26
64	0.68	0.67	64	0.07	64	0.27
65	0.71	0.70	65	0.07	65	0.29
66	0.75	0.74	66	0.07	66	0.30
67	0.79	0.78	67	0.08	67	0.32
68	0.83	0.82	68	0.08	68	0.33
69	0.87	0.86	69	0.08	69	0.35
70	0.92	0.91	70	0.09	70	0.36
71	0.96	0.95	71	0.09	71	0.37
72	1.00	0.99	72	0.09	72	0.39
73	1.04	1.03	73	0.10	73	0.40
74	1.08	1.07	74	0.10	74	0.42
75	1.12	1.11	75	0.10	75	0.43
76	1.19	1.18	76	0.11	76	0.44
77	1.26	1.25	77	0.11	77	0.46
78	1.33	1.32	78	0.11	78	0.47
79	1.40	1.39	79	0.12	79	0.49
80	1.48	1.47	80	0.12	80	0.50
81	1.55	1.54	81	0.12	81	0.51
82	1.62	1.61	82	0.13	82	0.53
83	1.69	1.68	83	0.13	83	0.54
84	1.76	1.75	84	0.13	84	0.56
85	1.83	1.82	85	0.14	85	0.57

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 and ISSUED BEFORE JANUARY 1, 2009

GUARANTEED MONTHLY PER UNIT CHARGES (RATE PER THOUSAND) XCELERATOR FOCUS

WRL Xcelerator Focus			Focus		Focus
Issue Age	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR
0	0.13	0.12	0	0.01	0	0.03
1	0.13	0.12	1	0.01	1	0.03
2	0.13	0.12	2	0.01	2	0.03
3	0.13	0.12	3	0.01	3	0.03
4	0.14	0.12	4	0.01	4	0.03
5	0.14	0.12	5	0.01	5	0.03
6	0.14	0.12	6	0.01	6	0.03
7	0.14	0.13	7	0.01	7	0.03
8	0.14	0.13	8	0.01	8	0.03
9	0.14	0.13	9	0.01	9	0.03
10	0.14	0.13	10	0.01	10	0.03
11	0.14	0.13	11	0.01	11	0.03
12	0.14	0.13	12	0.01	12	0.03
13	0.14	0.13	13	0.01	13	0.03
14	0.14	0.13	14	0.01	14	0.03
15	0.14	0.13	15	0.01	15	0.03
16	0.14	0.13	16	0.01	16	0.03
17	0.14	0.13	17	0.01	17	0.03
18	0.14	0.13	18	0.01	18	0.03
19	0.14	0.13	19	0.01	19	0.03
20	0.14	0.13	20	0.01	20	0.03
21	0.14	0.13	21	0.01	21	0.03
22	0.14	0.13	22	0.01	22	0.03
23	0.14	0.13	23	0.01	23	0.03
24	0.15	0.13	24	0.01	24	0.03
25	0.15	0.14	25	0.01	25	0.03
26	0.15	0.14	26	0.01	26	0.03
27	0.16	0.14	27	0.01	27	0.04
28	0.16	0.15	28	0.01	28	0.04
29	0.17	0.16	29	0.01	29	0.04
30	0.17	0.16	30	0.01	30	0.04
31	0.18	0.17	31	0.01	31	0.04
32	0.19	0.18	32	0.01	32	0.04
33	0.20	0.19	33	0.01	33	0.05
34	0.21	0.20	34	0.01	34	0.05
35	0.22	0.21	35	0.01	35	0.05
36	0.23	0.22	36	0.01	36	0.05
37	0.25	0.23	37	0.01	37	0.06
38	0.26	0.25	38	0.01	38	0.06
39	0.28	0.26	39	0.02	39	0.07
40	0.29	0.28	40	0.02	40	0.07
41	0.31	0.30	41	0.02	41	0.07

WRL Xcelerator Focus			Focus		Focus
Issue Age	Band 2	Band 3	Issue Age	PIR+	Issue Age	OIR

42	0.33	0.32	42	0.02	42	0.08
43	0.35	0.33	43	0.02	43	0.08
44	0.37	0.35	44	0.02	44	0.09
45	0.38	0.37	45	0.02	45	0.09
46	0.40	0.39	46	0.02	46	0.10
47	0.42	0.41	47	0.02	47	0.10
48	0.44	0.42	48	0.03	48	0.11
49	0.45	0.44	49	0.03	49	0.11
50	0.47	0.46	50	0.03	50	0.11
51	0.49	0.48	51	0.03	51	0.12
52	0.51	0.50	52	0.03	52	0.12
53	0.54	0.52	53	0.03	53	0.13
54	0.57	0.56	54	0.03	54	0.14
55	0.60	0.59	55	0.04	55	0.15
56	0.65	0.63	56	0.04	56	0.16
57	0.69	0.68	57	0.04	57	0.17
58	0.75	0.74	58	0.04	58	0.18
59	0.80	0.79	59	0.05	59	0.20
60	0.86	0.85	60	0.05	60	0.21
61	0.93	0.91	61	0.05	61	0.23
62	0.99	0.98	62	0.06	62	0.24
63	1.05	1.04	63	0.06	63	0.26
64	1.11	1.10	64	0.07	64	0.27
65	1.17	1.16	65	0.07	65	0.29
66	1.22	1.21	66	0.07	66	0.30
67	1.28	1.27	67	0.08	67	0.32
68	1.34	1.32	68	0.08	68	0.33
69	1.39	1.38	69	0.08	69	0.35
70	1.45	1.44	70	0.09	70	0.36
71	1.51	1.49	71	0.09	71	0.37
72	1.56	1.55	72	0.09	72	0.39
73	1.62	1.61	73	0.10	73	0.40
74	1.67	1.66	74	0.10	74	0.42
75	1.73	1.72	75	0.10	75	0.43
76	1.79	1.77	76	0.11	76	0.44
77	1.84	1.83	77	0.11	77	0.46
78	1.90	1.89	78	0.11	78	0.47
79	1.96	1.94	79	0.12	79	0.49
80	2.01	2.00	80	0.12	80	0.50
81	2.07	2.06	81	0.12	81	0.51
82	2.13	2.11	82	0.13	82	0.53
83	2.18	2.17	83	0.13	83	0.54
84	2.24	2.23	84	0.13	84	0.56
85	2.29	2.28	85	0.14	85	0.57

FOR POLICIES APPLIED FOR BEFORE OCTOBER 30, 2008 and ISSUED BEFORE JANUARY 1, 2009

MONTHLY PER UNIT CHARGES (RATE PER THOUSAND)

WRL Xcelerator Exec
Issue Age	Duration 1
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

18	0.18	0.16	0.15	0.15	0.16	0.14	0.14	0.13	0.18	0.16	0.15	0.15
19	0.19	0.17	0.16	0.16	0.16	0.15	0.14	0.14	0.19	0.17	0.16	0.16
20	0.19	0.17	0.17	0.16	0.17	0.15	0.15	0.15	0.19	0.17	0.17	0.16
21	0.20	0.18	0.18	0.17	0.18	0.16	0.16	0.15	0.20	0.18	0.18	0.17
22	0.21	0.19	0.18	0.18	0.18	0.17	0.16	0.16	0.21	0.19	0.18	0.18
23	0.22	0.20	0.19	0.18	0.19	0.17	0.17	0.16	0.22	0.20	0.19	0.18
24	0.23	0.21	0.20	0.19	0.20	0.18	0.18	0.17	0.23	0.21	0.20	0.19
25	0.24	0.21	0.21	0.20	0.21	0.19	0.18	0.18	0.24	0.21	0.21	0.20
26	0.25	0.22	0.21	0.21	0.21	0.19	0.19	0.18	0.25	0.22	0.21	0.21
27	0.26	0.23	0.22	0.21	0.22	0.20	0.19	0.19	0.26	0.23	0.22	0.21
28	0.26	0.24	0.23	0.22	0.23	0.21	0.20	0.20	0.26	0.24	0.23	0.22
29	0.27	0.24	0.23	0.23	0.24	0.21	0.21	0.20	0.27	0.24	0.23	0.23
30	0.28	0.25	0.24	0.23	0.24	0.22	0.21	0.21	0.28	0.25	0.24	0.23
31	0.29	0.26	0.25	0.24	0.25	0.22	0.22	0.21	0.29	0.26	0.25	0.24
32	0.30	0.27	0.26	0.25	0.26	0.23	0.23	0.22	0.30	0.27	0.26	0.25
33	0.31	0.28	0.27	0.26	0.27	0.24	0.24	0.23	0.31	0.28	0.27	0.26
34	0.33	0.29	0.28	0.27	0.28	0.25	0.25	0.24	0.33	0.29	0.28	0.27
35	0.35	0.31	0.30	0.29	0.30	0.26	0.26	0.25	0.35	0.31	0.30	0.29
36	0.37	0.33	0.31	0.30	0.31	0.28	0.27	0.26	0.36	0.33	0.31	0.30
37	0.39	0.35	0.34	0.33	0.33	0.30	0.29	0.28	0.38	0.35	0.34	0.33
38	0.42	0.37	0.36	0.35	0.35	0.32	0.30	0.30	0.41	0.37	0.35	0.35
39	0.45	0.40	0.38	0.37	0.38	0.34	0.32	0.31	0.44	0.39	0.37	0.36
40	0.48	0.43	0.41	0.40	0.40	0.36	0.34	0.33	0.47	0.42	0.40	0.39
41	0.51	0.45	0.44	0.42	0.42	0.38	0.36	0.35	0.50	0.44	0.43	0.41
42	0.54	0.48	0.46	0.45	0.45	0.40	0.38	0.37	0.53	0.47	0.45	0.44
43	0.57	0.51	0.49	0.47	0.47	0.42	0.40	0.39	0.56	0.50	0.48	0.46
44	0.60	0.53	0.51	0.50	0.50	0.44	0.42	0.41	0.59	0.52	0.50	0.49
45	0.62	0.55	0.53	0.51	0.52	0.46	0.44	0.43	0.61	0.54	0.52	0.50
46	0.64	0.57	0.55	0.53	0.54	0.48	0.46	0.45	0.63	0.56	0.54	0.52
47	0.65	0.58	0.56	0.54	0.56	0.50	0.48	0.47	0.64	0.57	0.55	0.53
48	0.66	0.59	0.57	0.55	0.58	0.52	0.50	0.49	0.65	0.58	0.56	0.54
49	0.67	0.60	0.58	0.56	0.61	0.54	0.52	0.50	0.66	0.59	0.57	0.55
50	0.68	0.61	0.58	0.57	0.63	0.56	0.54	0.52	0.68	0.61	0.58	0.57
51	0.69	0.62	0.59	0.57	0.65	0.58	0.56	0.54	0.69	0.62	0.59	0.57
52	0.71	0.63	0.60	0.58	0.67	0.60	0.58	0.56	0.71	0.63	0.60	0.58
53	0.73	0.65	0.62	0.60	0.70	0.62	0.60	0.58	0.73	0.65	0.62	0.60
54	0.75	0.67	0.64	0.62	0.72	0.64	0.62	0.60	0.75	0.67	0.64	0.62

55	0.78	0.69	0.66	0.64	0.75	0.66	0.64	0.62	0.78	0.69	0.66	0.64
56	0.82	0.72	0.69	0.67	0.77	0.68	0.66	0.64	0.82	0.72	0.69	0.67
57	0.86	0.76	0.73	0.71	0.80	0.71	0.68	0.66	0.85	0.76	0.73	0.71
58	0.91	0.80	0.77	0.74	0.83	0.73	0.70	0.68	0.90	0.79	0.76	0.73
59	0.96	0.84	0.81	0.78	0.85	0.75	0.72	0.70	0.95	0.83	0.80	0.77

WRL Xcelerator Exec
Issue Age	Duration 1
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

60	1.02	0.89	0.85	0.83	0.88	0.77	0.75	0.72	1.01	0.88	0.84	0.82
61	1.07	0.94	0.90	0.87	0.91	0.80	0.77	0.75	1.05	0.93	0.89	0.86
62	1.13	0.99	0.95	0.92	0.94	0.82	0.79	0.77	1.11	0.97	0.93	0.91
63	1.19	1.04	1.00	0.97	0.98	0.85	0.82	0.80	1.17	1.02	0.98	0.95
64	1.25	1.09	1.05	1.02	1.02	0.89	0.85	0.83	1.23	1.07	1.03	1.00
65	1.31	1.14	1.10	1.06	1.06	0.93	0.89	0.86	1.29	1.12	1.08	1.04
66	1.37	1.19	1.15	1.11	1.11	0.97	0.93	0.90	1.34	1.17	1.13	1.09
67	1.43	1.24	1.19	1.16	1.16	1.01	0.97	0.94	1.40	1.22	1.17	1.14
68	1.49	1.29	1.24	1.20	1.22	1.06	1.02	0.99	1.46	1.27	1.22	1.18
69	1.55	1.34	1.29	1.25	1.28	1.11	1.07	1.03	1.52	1.32	1.27	1.23
70	1.61	1.40	1.34	1.30	1.34	1.16	1.12	1.08	1.58	1.38	1.32	1.28
71	1.67	1.45	1.39	1.35	1.40	1.22	1.17	1.13	1.64	1.43	1.37	1.33
72	1.74	1.51	1.45	1.41	1.47	1.28	1.23	1.19	1.71	1.49	1.43	1.39
73	1.81	1.57	1.51	1.46	1.54	1.34	1.28	1.24	1.78	1.55	1.49	1.44
74	1.89	1.64	1.57	1.52	1.61	1.40	1.34	1.30	1.86	1.62	1.55	1.50
75	1.97	1.71	1.64	1.59	1.69	1.46	1.40	1.36	1.94	1.69	1.62	1.57
76	2.05	1.78	1.70	1.65	1.75	1.52	1.45	1.41	2.02	1.75	1.68	1.63
77	2.14	1.85	1.77	1.72	1.82	1.58	1.51	1.47	2.11	1.82	1.74	1.70
78	2.23	1.93	1.85	1.79	1.90	1.65	1.58	1.53	2.20	1.90	1.82	1.76
79	2.33	2.01	1.93	1.87	1.98	1.72	1.64	1.59	2.30	1.98	1.90	1.84
80	2.43	2.10	2.01	1.95	2.07	1.79	1.71	1.66	2.39	2.07	1.98	1.92

WRL Xcelerator Exec
Issue Age	Duration 1
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

18	0.12	0.11	0.11	0.10	0.11	0.10	0.10	0.10	0.12	0.11	0.11	0.10
19	0.13	0.12	0.11	0.11	0.12	0.11	0.10	0.10	0.13	0.12	0.11	0.11
20	0.13	0.12	0.11	0.11	0.12	0.11	0.10	0.10	0.13	0.12	0.11	0.11
21	0.14	0.12	0.12	0.11	0.12	0.11	0.11	0.10	0.14	0.12	0.12	0.11
22	0.14	0.13	0.12	0.12	0.13	0.11	0.11	0.11	0.14	0.13	0.12	0.12
23	0.14	0.13	0.12	0.12	0.13	0.12	0.11	0.11	0.14	0.13	0.12	0.12
24	0.15	0.13	0.13	0.12	0.13	0.12	0.11	0.11	0.15	0.13	0.13	0.12
25	0.15	0.14	0.13	0.13	0.14	0.12	0.12	0.11	0.15	0.14	0.13	0.13
26	0.16	0.14	0.14	0.13	0.14	0.13	0.12	0.12	0.16	0.14	0.14	0.13
27	0.16	0.15	0.14	0.14	0.15	0.13	0.13	0.12	0.16	0.15	0.14	0.14
28	0.17	0.15	0.14	0.14	0.15	0.14	0.13	0.13	0.17	0.15	0.14	0.14
29	0.17	0.16	0.15	0.15	0.16	0.14	0.13	0.13	0.17	0.16	0.15	0.15
30	0.18	0.16	0.15	0.15	0.16	0.14	0.14	0.13	0.18	0.16	0.15	0.15
31	0.19	0.17	0.16	0.15	0.17	0.15	0.14	0.14	0.19	0.17	0.16	0.15
32	0.19	0.17	0.16	0.16	0.17	0.15	0.15	0.14	0.19	0.17	0.16	0.16
33	0.20	0.18	0.17	0.16	0.18	0.16	0.15	0.15	0.20	0.18	0.17	0.16
34	0.20	0.18	0.17	0.17	0.18	0.16	0.16	0.15	0.20	0.18	0.17	0.17
35	0.21	0.19	0.18	0.17	0.19	0.17	0.16	0.16	0.21	0.19	0.18	0.17
36	0.21	0.19	0.18	0.18	0.19	0.17	0.16	0.16	0.21	0.19	0.18	0.18
37	0.22	0.19	0.19	0.18	0.20	0.18	0.17	0.16	0.22	0.19	0.19	0.18
38	0.22	0.20	0.19	0.18	0.20	0.18	0.17	0.17	0.22	0.20	0.19	0.18
39	0.23	0.20	0.19	0.19	0.21	0.19	0.18	0.17	0.23	0.20	0.19	0.19
40	0.23	0.21	0.20	0.19	0.21	0.19	0.18	0.18	0.23	0.21	0.20	0.19
41	0.24	0.21	0.20	0.20	0.22	0.19	0.19	0.18	0.24	0.21	0.20	0.20
42	0.24	0.22	0.21	0.20	0.22	0.20	0.19	0.18	0.24	0.22	0.21	0.20
43	0.25	0.22	0.21	0.20	0.23	0.20	0.19	0.19	0.25	0.22	0.21	0.20
44	0.25	0.23	0.22	0.21	0.23	0.20	0.20	0.19	0.25	0.23	0.22	0.21
45	0.26	0.23	0.22	0.22	0.23	0.21	0.20	0.19	0.26	0.23	0.22	0.22
46	0.27	0.24	0.23	0.22	0.23	0.21	0.20	0.19	0.27	0.24	0.23	0.22
47	0.28	0.25	0.24	0.23	0.23	0.21	0.20	0.19	0.28	0.25	0.24	0.23
48	0.29	0.26	0.25	0.24	0.23	0.20	0.19	0.19	0.28	0.25	0.24	0.24
49	0.30	0.26	0.25	0.25	0.22	0.20	0.19	0.18	0.29	0.25	0.24	0.24
50	0.31	0.27	0.26	0.26	0.22	0.19	0.19	0.18	0.30	0.26	0.25	0.25
51	0.32	0.28	0.27	0.26	0.22	0.19	0.18	0.18	0.31	0.27	0.26	0.25
52	0.33	0.29	0.28	0.27	0.21	0.19	0.18	0.18	0.32	0.28	0.27	0.26
53	0.34	0.30	0.29	0.28	0.21	0.19	0.18	0.18	0.33	0.29	0.28	0.27
54	0.35	0.31	0.30	0.29	0.22	0.19	0.19	0.18	0.34	0.30	0.29	0.28
55	0.36	0.32	0.31	0.30	0.23	0.20	0.19	0.19	0.35	0.31	0.30	0.29
56	0.38	0.33	0.32	0.31	0.24	0.21	0.20	0.20	0.37	0.32	0.31	0.30

57	0.39	0.34	0.33	0.32	0.26	0.23	0.22	0.21	0.38	0.33	0.32	0.31
58	0.40	0.35	0.34	0.33	0.28	0.25	0.24	0.23	0.39	0.34	0.33	0.32
59	0.41	0.36	0.35	0.34	0.30	0.27	0.26	0.25	0.40	0.35	0.34	0.33

WRL Xcelerator Exec
Issue Age	Duration 1
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

60	0.42	0.37	0.36	0.35	0.33	0.29	0.28	0.27	0.41	0.36	0.35	0.34
61	0.44	0.38	0.37	0.36	0.35	0.31	0.30	0.29	0.43	0.37	0.36	0.35
62	0.45	0.39	0.38	0.37	0.38	0.33	0.32	0.31	0.44	0.38	0.37	0.36
63	0.46	0.40	0.39	0.38	0.40	0.35	0.34	0.33	0.45	0.40	0.39	0.38
64	0.48	0.42	0.40	0.39	0.42	0.37	0.35	0.34	0.47	0.42	0.40	0.39
65	0.49	0.43	0.41	0.40	0.44	0.38	0.36	0.35	0.49	0.43	0.41	0.40
66	0.50	0.44	0.42	0.41	0.45	0.39	0.37	0.36	0.50	0.44	0.42	0.41
67	0.52	0.45	0.43	0.42	0.45	0.39	0.38	0.37	0.51	0.44	0.43	0.42
68	0.53	0.46	0.45	0.43	0.46	0.40	0.38	0.37	0.52	0.45	0.44	0.42
69	0.55	0.48	0.46	0.44	0.46	0.40	0.39	0.37	0.54	0.47	0.45	0.43
70	0.56	0.49	0.47	0.46	0.46	0.40	0.39	0.37	0.55	0.48	0.46	0.45
71	0.58	0.50	0.48	0.47	0.46	0.40	0.39	0.38	0.57	0.49	0.47	0.46
72	0.59	0.52	0.50	0.48	0.46	0.40	0.39	0.38	0.58	0.51	0.49	0.47
73	0.61	0.53	0.51	0.50	0.47	0.41	0.39	0.38	0.60	0.52	0.50	0.49
74	0.63	0.55	0.53	0.51	0.47	0.41	0.39	0.38	0.61	0.54	0.52	0.50
75	0.65	0.56	0.54	0.52	0.48	0.42	0.40	0.39	0.63	0.55	0.53	0.51
76	0.66	0.58	0.56	0.54	0.49	0.43	0.41	0.40	0.64	0.57	0.55	0.53
77	0.68	0.59	0.57	0.55	0.51	0.44	0.42	0.41	0.66	0.58	0.56	0.54
78	0.70	0.61	0.59	0.57	0.52	0.45	0.43	0.42	0.68	0.59	0.57	0.56
79	0.72	0.63	0.60	0.59	0.53	0.46	0.44	0.43	0.70	0.61	0.58	0.57
80	0.75	0.65	0.62	0.60	0.55	0.47	0.46	0.44	0.73	0.63	0.60	0.58

WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

18	0.31	0.28	0.27	0.26	0.27	0.25	0.24	0.23	0.31	0.28	0.27	0.26
19	0.32	0.29	0.28	0.28	0.28	0.26	0.25	0.24	0.32	0.29	0.28	0.28
20	0.34	0.31	0.30	0.29	0.30	0.27	0.26	0.26	0.34	0.31	0.30	0.29
21	0.36	0.32	0.31	0.30	0.31	0.28	0.28	0.27	0.36	0.32	0.31	0.30
22	0.37	0.34	0.33	0.32	0.33	0.30	0.29	0.28	0.37	0.34	0.33	0.32
23	0.39	0.36	0.34	0.33	0.34	0.31	0.30	0.30	0.39	0.36	0.34	0.33
24	0.41	0.37	0.36	0.35	0.36	0.33	0.32	0.31	0.41	0.37	0.36	0.35
25	0.43	0.39	0.38	0.37	0.38	0.34	0.33	0.32	0.43	0.39	0.38	0.37
26	0.45	0.41	0.40	0.38	0.40	0.36	0.35	0.34	0.45	0.41	0.40	0.38
27	0.47	0.43	0.41	0.40	0.41	0.37	0.36	0.35	0.46	0.42	0.41	0.40
28	0.49	0.45	0.43	0.42	0.43	0.39	0.38	0.37	0.48	0.44	0.43	0.42
29	0.52	0.47	0.45	0.44	0.45	0.40	0.39	0.38	0.51	0.46	0.44	0.43
30	0.54	0.49	0.47	0.45	0.47	0.42	0.41	0.40	0.53	0.48	0.46	0.45
31	0.56	0.51	0.49	0.47	0.49	0.44	0.43	0.42	0.55	0.50	0.48	0.47
32	0.59	0.53	0.51	0.50	0.51	0.46	0.45	0.44	0.58	0.52	0.50	0.49
33	0.62	0.56	0.54	0.52	0.53	0.48	0.47	0.46	0.61	0.55	0.53	0.51
34	0.65	0.59	0.57	0.55	0.56	0.51	0.49	0.48	0.64	0.58	0.56	0.54
35	0.69	0.62	0.60	0.58	0.59	0.54	0.52	0.51	0.68	0.61	0.59	0.57
36	0.74	0.67	0.64	0.62	0.63	0.57	0.55	0.54	0.73	0.66	0.63	0.61
37	0.79	0.71	0.68	0.66	0.67	0.60	0.59	0.57	0.78	0.70	0.67	0.65
38	0.84	0.76	0.73	0.71	0.71	0.64	0.62	0.60	0.83	0.75	0.72	0.70
39	0.90	0.82	0.79	0.76	0.76	0.68	0.66	0.64	0.89	0.81	0.78	0.75
40	0.97	0.87	0.84	0.82	0.80	0.73	0.70	0.68	0.95	0.86	0.83	0.81
41	1.03	0.93	0.89	0.87	0.85	0.77	0.74	0.72	1.01	0.91	0.88	0.86
42	1.09	0.99	0.95	0.92	0.90	0.82	0.78	0.76	1.07	0.97	0.93	0.90
43	1.15	1.04	1.00	0.97	0.95	0.86	0.83	0.80	1.13	1.02	0.98	0.95
44	1.21	1.09	1.05	1.02	1.00	0.91	0.87	0.84	1.19	1.07	1.03	1.00
45	1.26	1.14	1.09	1.06	1.05	0.95	0.91	0.89	1.24	1.12	1.07	1.04
46	1.30	1.17	1.13	1.10	1.10	1.00	0.96	0.93	1.28	1.15	1.11	1.08
47	1.33	1.20	1.15	1.12	1.15	1.04	1.00	0.97	1.31	1.18	1.14	1.11
48	1.35	1.22	1.17	1.14	1.19	1.08	1.04	1.01	1.33	1.21	1.16	1.13
49	1.38	1.24	1.19	1.16	1.24	1.12	1.08	1.04	1.37	1.23	1.18	1.15
50	1.40	1.26	1.21	1.17	1.29	1.16	1.12	1.09	1.39	1.25	1.20	1.16
51	1.42	1.28	1.23	1.19	1.34	1.21	1.16	1.13	1.41	1.27	1.22	1.18
52	1.46	1.31	1.26	1.22	1.39	1.25	1.21	1.17	1.45	1.30	1.26	1.22
53	1.51	1.36	1.30	1.26	1.45	1.31	1.26	1.22	1.50	1.36	1.30	1.26
54	1.57	1.41	1.35	1.31	1.52	1.37	1.32	1.28	1.57	1.41	1.35	1.31
55	1.66	1.49	1.42	1.38	1.59	1.43	1.38	1.34	1.65	1.48	1.42	1.38
56	1.77	1.59	1.52	1.47	1.67	1.50	1.45	1.41	1.76	1.58	1.51	1.46
57	1.89	1.70	1.62	1.58	1.75	1.57	1.52	1.47	1.88	1.69	1.61	1.57

58	2.04	1.82	1.75	1.69	1.84	1.65	1.59	1.55	2.02	1.80	1.73	1.68
59	2.19	1.96	1.88	1.82	1.93	1.73	1.67	1.62	2.16	1.94	1.86	1.80

WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

60	2.35	2.10	2.02	1.96	2.03	1.82	1.75	1.70	2.32	2.07	1.99	1.93
61	2.52	2.25	2.16	2.10	2.13	1.91	1.84	1.78	2.48	2.22	2.13	2.07
62	2.70	2.41	2.31	2.24	2.24	2.01	1.93	1.87	2.65	2.37	2.27	2.20
63	2.88	2.56	2.46	2.39	2.35	2.11	2.03	1.97	2.83	2.52	2.42	2.35
64	3.05	2.71	2.61	2.53	2.47	2.22	2.13	2.07	2.99	2.66	2.56	2.48
65	3.22	2.86	2.76	2.67	2.60	2.33	2.24	2.17	3.16	2.81	2.71	2.62
66	3.38	3.01	2.90	2.81	2.74	2.45	2.35	2.28	3.32	2.95	2.85	2.76
67	3.54	3.14	3.03	2.94	2.88	2.58	2.47	2.40	3.47	3.08	2.97	2.89
68	3.69	3.28	3.16	3.06	3.02	2.70	2.59	2.51	3.62	3.22	3.10	3.01
69	3.84	3.42	3.29	3.19	3.17	2.84	2.72	2.64	3.77	3.36	3.23	3.14
70	4.00	3.56	3.42	3.32	3.33	2.98	2.86	2.77	3.93	3.50	3.36	3.27
71	4.17	3.70	3.56	3.45	3.49	3.13	3.00	2.90	4.10	3.64	3.50	3.40
72	4.35	3.86	3.71	3.60	3.67	3.28	3.15	3.05	4.28	3.80	3.65	3.55
73	4.54	4.03	3.88	3.76	3.85	3.45	3.30	3.20	4.47	3.97	3.82	3.70
74	4.75	4.22	4.05	3.93	4.05	3.62	3.47	3.36	4.68	4.16	3.99	3.87
75	4.98	4.42	4.25	4.12	4.26	3.81	3.65	3.53	4.91	4.36	4.19	4.06
76	5.22	4.63	4.45	4.31	4.45	3.98	3.80	3.68	5.14	4.57	4.39	4.25
77	5.48	4.86	4.67	4.53	4.67	4.17	3.99	3.86	5.40	4.79	4.60	4.46
78	5.75	5.10	4.90	4.75	4.90	4.38	4.19	4.05	5.67	5.03	4.83	4.68
79	6.04	5.35	5.14	4.98	5.14	4.59	4.39	4.25	5.95	5.27	5.07	4.91
80	6.34	5.61	5.40	5.23	5.39	4.82	4.60	4.45	6.25	5.53	5.32	5.15

WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

18	0.22	0.20	0.19	0.19	0.20	0.18	0.17	0.17	0.22	0.20	0.19	0.19
19	0.23	0.21	0.20	0.19	0.21	0.19	0.18	0.17	0.23	0.21	0.20	0.19
20	0.23	0.21	0.20	0.20	0.21	0.19	0.18	0.18	0.23	0.21	0.20	0.20
21	0.24	0.22	0.21	0.20	0.22	0.20	0.19	0.18	0.24	0.22	0.21	0.20
22	0.25	0.23	0.22	0.21	0.22	0.20	0.20	0.19	0.25	0.23	0.22	0.21
23	0.26	0.23	0.22	0.22	0.23	0.21	0.20	0.20	0.26	0.23	0.22	0.22
24	0.27	0.24	0.23	0.23	0.24	0.22	0.21	0.20	0.27	0.24	0.23	0.23
25	0.28	0.25	0.24	0.23	0.25	0.23	0.22	0.21	0.28	0.25	0.24	0.23
26	0.29	0.26	0.25	0.24	0.26	0.24	0.23	0.22	0.29	0.26	0.25	0.24
27	0.30	0.27	0.26	0.25	0.27	0.25	0.24	0.23	0.30	0.27	0.26	0.25
28	0.32	0.29	0.27	0.27	0.28	0.26	0.25	0.24	0.32	0.29	0.27	0.27
29	0.33	0.30	0.29	0.28	0.30	0.27	0.26	0.25	0.33	0.30	0.29	0.28
30	0.34	0.31	0.30	0.29	0.31	0.28	0.27	0.26	0.34	0.31	0.30	0.29
31	0.36	0.33	0.31	0.30	0.32	0.29	0.28	0.27	0.36	0.33	0.31	0.30
32	0.37	0.34	0.33	0.32	0.34	0.30	0.29	0.28	0.37	0.34	0.33	0.32
33	0.39	0.35	0.34	0.33	0.35	0.32	0.30	0.30	0.39	0.35	0.34	0.33
34	0.40	0.36	0.35	0.34	0.36	0.33	0.31	0.31	0.40	0.36	0.35	0.34
35	0.42	0.38	0.36	0.35	0.38	0.34	0.32	0.32	0.42	0.38	0.36	0.35
36	0.43	0.39	0.37	0.36	0.39	0.35	0.33	0.32	0.43	0.39	0.37	0.36
37	0.44	0.40	0.38	0.37	0.40	0.36	0.34	0.33	0.44	0.40	0.38	0.37
38	0.46	0.41	0.40	0.38	0.41	0.37	0.35	0.34	0.46	0.41	0.40	0.38
39	0.47	0.42	0.41	0.40	0.42	0.38	0.36	0.35	0.47	0.42	0.41	0.40
40	0.48	0.43	0.42	0.41	0.43	0.39	0.37	0.36	0.48	0.43	0.42	0.41
41	0.49	0.45	0.43	0.42	0.44	0.40	0.38	0.37	0.49	0.45	0.43	0.42
42	0.50	0.45	0.44	0.43	0.45	0.41	0.39	0.38	0.50	0.45	0.44	0.43
43	0.51	0.46	0.45	0.43	0.46	0.41	0.40	0.39	0.51	0.46	0.45	0.43
44	0.52	0.47	0.45	0.44	0.47	0.42	0.40	0.39	0.52	0.47	0.45	0.44
45	0.53	0.48	0.46	0.45	0.47	0.43	0.41	0.40	0.52	0.48	0.46	0.45
46	0.53	0.48	0.46	0.45	0.47	0.43	0.41	0.40	0.52	0.48	0.46	0.45
47	0.53	0.47	0.46	0.44	0.47	0.42	0.41	0.39	0.52	0.47	0.46	0.44
48	0.52	0.47	0.45	0.44	0.46	0.42	0.40	0.39	0.51	0.47	0.45	0.44
49	0.51	0.46	0.44	0.43	0.45	0.41	0.39	0.38	0.50	0.46	0.44	0.43
50	0.50	0.45	0.43	0.42	0.44	0.40	0.38	0.37	0.49	0.45	0.43	0.42
51	0.49	0.44	0.42	0.41	0.43	0.39	0.38	0.36	0.48	0.44	0.42	0.41
52	0.49	0.44	0.42	0.41	0.43	0.39	0.37	0.36	0.48	0.44	0.42	0.41
53	0.49	0.44	0.42	0.41	0.44	0.39	0.38	0.37	0.49	0.44	0.42	0.41
54	0.50	0.45	0.44	0.42	0.45	0.40	0.39	0.38	0.50	0.45	0.44	0.42
55	0.53	0.48	0.46	0.45	0.47	0.43	0.41	0.40	0.52	0.48	0.46	0.45
56	0.57	0.52	0.50	0.48	0.51	0.46	0.44	0.43	0.56	0.51	0.49	0.48
57	0.63	0.57	0.54	0.53	0.56	0.50	0.48	0.47	0.62	0.56	0.53	0.52

58	0.70	0.63	0.60	0.58	0.62	0.56	0.54	0.52	0.69	0.62	0.59	0.57
59	0.78	0.70	0.67	0.65	0.69	0.62	0.59	0.58	0.77	0.69	0.66	0.64

WRL Xcelerator Exec
Issue Age	Duration 2-8 (Current) / Duration 2+ (Guaranteed)
	Non-Tobacco
	Male				Female				Unisex
	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4	Band 1	Band 2	Band 3	Band 4

60	0.86	0.77	0.74	0.71	0.76	0.68	0.66	0.64	0.85	0.76	0.73	0.70
61	0.94	0.84	0.81	0.78	0.83	0.75	0.72	0.70	0.93	0.83	0.80	0.77
62	1.02	0.91	0.87	0.85	0.90	0.81	0.78	0.75	1.01	0.90	0.86	0.84
63	1.09	0.97	0.94	0.91	0.97	0.87	0.83	0.81	1.08	0.96	0.93	0.90
64	1.15	1.03	0.99	0.96	1.02	0.92	0.88	0.85	1.14	1.02	0.98	0.95
65	1.20	1.07	1.03	1.00	1.07	0.95	0.92	0.89	1.19	1.06	1.02	0.99
66	1.23	1.10	1.06	1.03	1.10	0.98	0.94	0.91	1.22	1.09	1.05	1.02
67	1.26	1.12	1.08	1.05	1.12	1.00	0.96	0.93	1.25	1.11	1.07	1.04
68	1.27	1.14	1.09	1.06	1.13	1.01	0.97	0.94	1.26	1.13	1.08	1.05
69	1.28	1.15	1.10	1.07	1.14	1.02	0.98	0.95	1.27	1.14	1.09	1.06
70	1.29	1.15	1.10	1.07	1.14	1.02	0.98	0.95	1.28	1.14	1.09	1.06
71	1.29	1.15	1.11	1.08	1.14	1.02	0.98	0.95	1.28	1.14	1.10	1.07
72	1.30	1.16	1.11	1.08	1.15	1.03	0.99	0.96	1.29	1.15	1.10	1.07
73	1.31	1.17	1.12	1.09	1.16	1.04	1.00	0.97	1.30	1.16	1.11	1.08
74	1.33	1.19	1.14	1.10	1.17	1.05	1.01	0.98	1.31	1.18	1.13	1.09
75	1.35	1.21	1.16	1.13	1.20	1.07	1.03	1.00	1.34	1.20	1.15	1.12
76	1.41	1.26	1.21	1.17	1.24	1.11	1.07	1.04	1.39	1.25	1.20	1.16
77	1.45	1.30	1.25	1.21	1.28	1.15	1.10	1.07	1.43	1.29	1.24	1.20
78	1.50	1.34	1.29	1.25	1.32	1.19	1.14	1.10	1.48	1.33	1.28	1.24
79	1.55	1.38	1.33	1.29	1.37	1.22	1.18	1.14	1.53	1.36	1.32	1.28
80	1.60	1.43	1.37	1.33	1.41	1.26	1.21	1.18	1.58	1.41	1.35	1.32

PROSPECTUS BACK COVER

Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge and upon request, with certain personalized hypothetical illustrations showing the death benefit, net surrender value and cash value. These hypothetical illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount band, death benefit option, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations are not a representation or guarantee of investment returns or cash value.

Inquiries

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference.

For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your registered representative, or send your request to our mailing address at:

Western Reserve Life

4333 Edgewood Rd. NE

Cedar Rapids, IA 52499

1-800-851-9777

Facsimile: 1-727-299-1620

(Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time)

www.westernreserve.com

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra. org or by calling 1-800-289-9999. You also can obtain an investor brochure from The Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

SEC File No. 333-107705/811-4420

05/2012

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

SUPPLEMENT DATED OCTOBER 1, 2014

TO STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2012

FOR

WRL XceleratorSM

WRL Xcelerator FocusSM

Each An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account

By

Transamerica Premier Life Insurance Company

This Supplement modifies certain information contained in your WRL Xcelerator and WRL Xcelerator Focus Statement of Additional Information (“SAI”). Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the SAI.

The Merger. Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (“WRL” or “Western Reserve”) merged with and into its affiliate, Transamerica Premier Life Insurance Company (“TPLIC” or “Transamerica Premier”) (prior to July 31, 2014, known as Monumental Life Insurance Company). Before the Merger, your Policy was issued by WRL. Upon consummation of the Merger, WRL’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of WRL, including the separate account funding the Policies, and the assets of the separate account. As a result of the Merger, TPLIC became responsible for all liabilities and obligations of WRL, including those created under the Policies. The Policies have thereby become flexible premium variable life insurance policies funded by a separate account of TPLIC. Accordingly, all references in the SAI to Western Reserve Life Assurance Co. of Ohio are amended to refer to Transamerica Premier Life Insurance Company.

Please Note: Upon receipt of all regulatory approvals, anticipated to be by year-end, the link for all electronic transactions will change from www.westernreserve.com to www.premier.transamerica.com.

The following replaces the section under “Additional Information – Additional Information about Western Reserve and the Separate Account”:

Additional Information about Transamerica Premier and the Separate Account

Transamerica Premier Life Insurance Company (“Transamerica Premier”) was originally founded in 1858 in the state of Maryland as “Maryland Mutual Life and Fire Insurance Company of Baltimore” and was the state’s first insurance company; it then changed its name to Monumental Life Insurance Company in 1935. Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company on July 31, 2014. Transamerica Premier is incorporated under Iowa law and is principally engaged in offering life insurance policies and annuity contracts. Transamerica Premier is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Transamerica Premier submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Transamerica Premier established the separate account as a separate investment account under Ohio law in 1985 and the separate account was re-domesticated to Iowa in 2014. Transamerica Premier owns the assets in the separate account and is obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Transamerica Premier, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws.

Transamerica Premier holds the assets of the separate account physically segregated and apart from the general account. Transamerica Premier maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. (“AEGON USA”) in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Transamerica Premier. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of TCI to a limit of $10 million.

The following replaces the section entitled “Additional Information – Legal Matters”:

Arthur D. Woods, Vice President and Senior Counsel of Transamerica Premier, has provided legal advice on certain matters in connection with the issuance of the Policy.

The following updates the section “Sale of the Policies”:

The Policies are no longer sold to new purchasers.

The following replaces the paragraph under the heading “Additional Information - Independent Registered Public Accounting Firm”:

The financial statements of the separate account at December 31, 2013, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Premier and Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) at December 31, 2013 and 2012 (restated for Western Reserve), and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in the firm’s respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

The following replaces the paragraphs under the heading “Financial Statements”:

Western Reserve and Transamerica Premier’s statutory-basis financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the separate account’s financial statements, and you should consider these statutory-basis financial statements and schedules only as bearing upon Transamerica Premier’s ability to meet its obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Western Reserve’s and Transamerica Premier’s statutory-basis financial statements and schedules at December 31, 2013 and 2012 (restated for Western Reserve) and for each of the three years in the period ended December 31, 2013, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

Unaudited pro forma combined financial statements showing the effects of the merger of Western Reserve and Transamerica Premier are also included on the following pages.

The separate account’s financial statements for the period ended December 31, 2013, which include the Report of Independent Registered Public Accounting Firm, also appear on the following pages.

UNAUDITED PRO FORMA FINANCIALS

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (WRL) will merge with and into its affiliate, Transamerica Premier Life Insurance Company (TPLIC), f.k.a. Monumental Life Insurance Company. Upon consummation of the merger, WRL’s corporate existence will cease by operation of law, whereby TPLIC will assume legal ownership of all of the assets and responsibility for all of the liabilities and obligations of WRL. The accompanying unaudited pro forma condensed combined statutory basis financial statements have been prepared in accordance with statutory accounting principles, which includes the balance sheet as of December 31, 2013 and income statements for the years ended 2013, 2012 and 2011 in a combined manner, as if the two entities had merged. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

The unaudited pro forma condensed financial data is not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the merger occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of WRL and Monumental Life Insurance Company (renamed TPLIC), which are included in this registration statement.

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
ASSETS
1.	Bonds		$1,448,053,453	$12,381,999,416	$0		$13,830,052,869
2.	Stocks:
	2.1	Preferred stocks	0	9,540,762			9,540,762
	2.2	Common stocks	35,347,839	62,267,638			97,615,477
3.	Mortgage loans on real estate:
	3.1	First liens	77,804,931	1,692,859,515			1,770,664,446
	3.2	Other than first liens	0	0			0
4.	Real estate
	4.1	Properties occupied by the company	27,382,074	0			27,382,074
	4.2	Properties held for production of income	0	384,967			384,967
	4.3	Properties held for sale	6,259,139	6,900,282			13,159,421
5.	Cash, cash equivalents and short-term investments		110,546,907	558,922,981			669,469,888
6.	Contract loans (including $ 0 premium notes)		442,799,902	470,548,651			913,348,553
7.	Derivatives		0	186,389,116			186,389,116
8.	Other invested assets		3,011,913	796,355,167			799,367,080
9.	Receivable for securities		0	62			62
10.	Securities lending reinvested collateral assets		88,265,219	322,209,041			410,474,260
11.	Aggregate write-ins for invested assets		0	9,006,454			9,006,454

12.	Subtotals, cash and invested assets (Lines 1 to 9)		2,239,471,377	16,497,384,052	0		18,736,855,429

13.	Title plants less $0 charged off (for Title insurers only)		0	0	0		0
14.	Investment income due and accrued		17,360,751	166,253,130			183,613,881
15.	Premiums and considerations:
	15.1	Uncollected premiums and agents’ balances in course of collection	102,285	46,971,091			47,073,376
	15.2	Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	2,662,663	131,157,528			133,820,191
	15.3.	Accrued retrospective premiums	0	0			0
16.	Reinsurance:
	16.1	Amounts recoverable from reinsurers	1,909,962	6,374,104			8,284,066
	16.2	Funds held by or deposited with reinsured companies	0	0			0
	16.3	Other amounts receivable under reinsurance contracts	0	12,333,424			12,333,424
17.	Amounts receivable relating to uninsured plans		0	0			0
18.1	Current federal and foreign income tax recoverable and interest thereon		0	5,495,809			5,495,809
18.2	Net deferred tax asset		86,384,460	162,711,377			249,095,837
19.	Guaranty funds receivable or on deposit		943,953	3,242,833			4,186,786
20.	Electronic data processing equipment and software		0	0			0
21.	Furniture and equipment, including health care delivery assets ($0)		0	0			0
22.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
23.	Receivable from parent, subsidiaries and affiliates		19,858,988	57,107,606			76,966,594
24.	Health care ($0) and other amounts receivable		0	0			0
25.	Aggregate write-ins for other than invested assets		82,148,235	264,540,509	0		346,688,744

26.	Total assets excluding Separate Accounts business (Lines 12 to 25)		2,450,842,674	17,353,571,463	0		19,804,414,137

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total (Lines 27 and 28)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

DETAILS OF ASSET WRITE-INS (Line 11)
Receivable for derivative cash collateral			$0	$219,679	$0		$219,679
Invested asset collateral balance			0	$8,786,775			$8,786,775

TOTAL OF ASSETS WRITE-INS FOR LINES 11			$0	$9,006,454	$0		$9,006,454

DETAILS OF ASSET WRITE-INS (Line 25)
Accounts receivable			$5,846,847	$41,164,204	$0		$47,011,051
Contribution receivable from parent			0	135,000,000			135,000,000
Estimated premium tax offsets related to the provision for future GFA			222,285	847,186			1,069,471
Investment receivable			37,483	752,104			789,587
Company owned life insurance			75,881,155	79,732,778			155,613,933
Goodwill			0	6,582,224			6,582,224
State transferable tax credits			160,465	462,013			622,478

TOTAL OF ASSETS WRITE-INS FOR LINES 25			$82,148,235	$264,540,509	$0		$346,688,744

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
LIABILITIES
1.	Aggregate reserve for life contracts		$1,909,589,432	$9,259,113,572	$0		$11,168,703,004
2.	Aggregate reserve for accident and health contracts		1,157,547	716,358,263			717,515,810
3.	Liability for deposit-type contracts		21,519,616	675,894,726			697,414,342
4.	Contract claims:
	4.1	Life	25,085,544	127,458,689			152,544,233
	4.2	Accident and health	0	110,668,627			110,668,627
5.	Policyholders’ dividends and coupons due and unpaid		0	75,358			75,358
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1	Dividends apportioned for payment to December 31, 2005	0	1,293,678			1,293,678
	6.2	Dividends not yet apportioned	0	0			0
	6.3	Coupons and similar benefits	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount		34,996	5,226,469			5,261,465
9.	Contract liabilities not included elsewhere:
	9.1	Surrender values on canceled contracts	0	0			0
	9.2	Provision for experience rating refunds	0	6,735,207			6,735,207
	9.3	Other amounts payable on reinsurance	2,408,262	2,949,115			5,357,377
	9.4	Interest Maintenance Reserve	25,813,207	302,887,952			328,701,159
10.	Commissions to agents due or accrued		74,671	22,153,370			22,228,041
11.	Commissions and expense allowances payable on reinsurance assumed		—	1,870,790			1,870,790
12.	General expenses due or accrued		6,446,238	5,113,171			11,559,409
13 .	Transfers to Separate Accounts due or accrued		(212,707,836)	(2,957,359)			(215,665,195)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes		4,350,885	23,288,386			27,639,271
15.1.	Current federal and foreign income taxes		17,160,329	0			17,160,329
15.2.	Net deferred tax liability		0	0			0
16.	Unearned investment income		9,736,113	5,639,380			15,375,493
17.	Amounts withheld or retained by company as agent or trustee		944,020	36,161,821			37,105,841
18.	Amounts held for agents’ account, including agents’ credit balance		120,119	1,072,781			1,192,900
19.	Remittances and items not allocated		10,776,233	4,159,410			14,935,643
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
21.	Liability for benefits for employees and agents if not included above		0	0			0
22.	Borrowed money and interest thereon		26,717,773	53,453,126			80,170,899
23.	Dividends to stockholders declared and unpaid		0	0			0
24.	Miscellaneous liabilities:
	24.1	Asset valuation reserve	17,642,203	243,971,748			261,613,951
	24.2	Reinsurance in unauthorized companies	0	1,979,758			1,979,758
	24.3	Funds held under reinsurance treaties with unauthorized reinsurers	78,160,850	4,274,528,544			4,352,689,394
	24.4	Payable to parent, subsidiaries and affiliates	0	0			0
	24.5	Drafts outstanding	0	0			0
	24.6	Liability for amounts held under uninsured accident and health plans	0	0			0
	24.7	Funds held under coinsurance	0	(17,903)			(17,903)
	24.8	Derivatives	4,100,401	25,231,400			29,331,801
	24.9	Payable for securities	8,000,000	177			8,000,177
	24.10	Payable for securities lending	88,265,219	322,209,046			410,474,265
	24.11	Capital notes and interest thereon	0	0			0
25.	Aggregate write-ins for liabilities		0	155,827,442	0		155,827,442

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)		2,045,395,822	16,382,346,744	0		18,427,742,566

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total liabilities (Line 26 and 27)		$9,014,872,565	$30,908,349,522	$0		$39,923,222,087

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Payable for derivative cash collateral			$0	$150,114,562	$0		$150,114,562
Deferred derivative gain/loss			0	3,616,019			3,616,019
Synthetic GICs and provision for liquidity reserves			0	1,296,861			1,296,861
Interest payable on surplus notes			0	800,000			800,000

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25			$0	$155,827,442	$0		$155,827,442

SURPLUS AND OTHER FUNDS
29.	Common capital stock		$2,500,000	$10,137,150	$(2,500,000)	A	$10,137,150
30.	Preferred capital stock		0	0	0		0
31.	Aggregate write-ins for other than special surplus funds		0	0			0
32.	Surplus notes		0	160,000,000			160,000,000
33.	Gross paid in and contributed surplus		149,627,109	757,198,973	2,500,000	A	909,326,082
34.	Aggregate write-ins for special surplus funds		0	0			0
35.	Unassigned funds (surplus)		253,319,743	43,888,596	0		297,208,339
36.	Less treasury stock, at cost:
	36.1	Common shares	0	0			0
	36.2	Preferred shares	0	0			0
37.	Surplus (Total lines 31+32+33+34+35-36)		402,946,852	961,087,569	2,500,000		1,366,534,421

38.	Totals of Lines 29, 30 and 37		405,446,852	971,224,719	0		1,376,671,571

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

*	This balance sheet is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement balance sheets for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$538,421,190	$1,586,270,078	$0		$2,124,691,268
2	Considerations for supplementary contracts with life contingencies	2,669,815	120,206,309			122,876,124
3	Net investment income	92,490,364	729,328,837			821,819,201
4	Amortization of Interest Maintenance Reserve (IMR)	767,365	15,572,471			16,339,836
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(15,256,488)	209,399,681			194,143,193
7	Reserve adjustments on reinsurance ceded	(13,389,610)	(226,237,769)			(239,627,379)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,415,707	40,882,844			332,298,551
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	23,275,893	15,358,736	0		38,634,629

9	Totals (Lines 1 to 8.3)	920,394,236	2,490,781,187	0		3,411,175,423

10	Death benefits	70,180,365	239,620,179			309,800,544
11	Matured endowments (excluding guaranteed annual pure endowments)	20,665	9,689,204			9,709,869
12	Annuity benefits	19,270,127	313,063,790			332,333,917
13	Disability benefits and benefits under accident and health contracts	1,580,884	272,277,322			273,858,206
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	541,358,940	1,019,521,589			1,560,880,529
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	475,650	40,362,252			40,837,902
18	Payments on supplementary contracts with life contingencies	3,276,454	34,080,716			37,357,170
19	Increase in aggregate reserves for life and accident and health contracts	127,763,858	(57,398,129)	0		70,365,729

20	Totals (Lines 10 to 19)	763,926,943	1,871,216,923	0		2,635,143,866
21	Commissions on premiums, annuity considerations and deposit-type contract funds	155,583,798	275,345,715			430,929,513
22	Commissions and expense allowances on reinsurance assumed	0	42,743,256			42,743,256
23	General insurance expenses	72,084,952	220,220,369			292,305,321
24	Insurance taxes, licenses and fees, excluding federal income taxes	18,954,377	46,267,149			65,221,526
25	Increase in loading on deferred and uncollected premiums	77,142	(2,835,678)			(2,758,536)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(280,807,082)	(312,793,145)			(593,600,227)
27	Aggregate write-ins for deductions	16,255,075	147,145,291	0		163,400,366

28	Totals (Lines 20 to 27)	746,075,205	2,287,309,880	0		3,033,385,085

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	174,319,031	203,471,307	0		377,790,338
30	Dividends to policyholders	20,746	1,258,647			1,279,393

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	174,298,285	202,212,660	0		376,510,945
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	25,591,702	23,987,115			49,578,817

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	148,706,583	178,225,545	0		326,932,128
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	11,102,563	(11,351,095)			(248,532)

35	Net income (Line 33 plus Line 34)	$159,809,146	$166,874,450	$0		$326,683,596

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$338,415,864	$811,320,218	$0		$1,149,736,082
37	Net income (Line 35)	159,809,146	166,874,450			326,683,596
38	Change in net unrealized capital gains (losses)	4,188,807	96,957,088			101,145,895
39	Change in net unrealized foreign exchange capital gain (loss)	0	(1,426,888)			(1,426,888)
40	Change in net deferred income tax	(14,828,899)	1,497,207			(13,331,692)
41	Change in nonadmitted assets and related items	(11,137,898)	3,579,313			(7,558,585)
42	Change in liability for reinsurance in unauthorized companies	264,898	187,382			452,280
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(5,603,238)	(51,980,043)			(57,583,281)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	135,925,882	2,500,000	A	138,425,882
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(15,661,828)	(63,742,772)			(79,404,600)
52	Dividends to stockholders	(50,000,000)	(135,000,000)			(185,000,000)
53	Aggregate write-ins for gains and losses in surplus	0	7,032,882			7,032,882

54	Net change in capital and surplus (Lines 37 through 53)	67,030,988	159,904,501	0		226,935,489

55	Capital and surplus as of statement date (Lines 36 + 54)	$405,446,852	$971,224,719	$0		$1,376,671,571

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$18,494,295	$11,387,733	$0		$29,882,028
	Income earned on company owned life insurance	3,607,401	2,504,067			6,111,468
	Surrender charges	0	774,952			774,952
	Consideration on reinsurance recaptured	1,174,197	691,984			1,866,181

	TOTAL WRITE-INS FOR LINE 8.3	$23,275,893	$15,358,736	$0		$38,634,629

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(580)	246,617			246,037
	Fines and penalties	1,948	154,566			156,514
	Funds withheld ceded investment income	16,253,707	138,639,686			154,893,393
	Reinsurance Allowances	0	0			0
	Modco reserve adjustment	0	(10,254)			(10,254)
	Foreign currency translation adjustment	0	0			0
	Change in synthetic GICs and provision for liquidity guarantees	0	(1,485,324)			(1,485,324)

	TOTAL WRITE-INS FOR LINE 27	$16,255,075	$147,145,291	$0		$163,400,366

DETAILS OF WRITE-INS (Line 53)
	Correction of error- change in nonadmitted deferred tax assets	$0	$7,032,882	$0		$7,032,882
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$7,032,882	$0		$7,032,882

*	This income statement is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$486,919,136	$1,497,625,426	$0		$1,984,544,562
2	Considerations for supplementary contracts with life contingencies	(2,210,995)	24,091,339			21,880,344
3	Net investment income	81,728,965	822,313,801			904,042,766
4	Amortization of Interest Maintenance Reserve (IMR)	1,516,879	11,028,711			12,545,590
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(3,414,666)	377,804,411			374,389,745
7	Reserve adjustments on reinsurance ceded	(24,697,078)	(762,678,546)			(787,375,624)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	300,860,490	36,700,565			337,561,055
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	19,035,109	8,497,450	0		27,532,559

9	Totals (Lines 1 to 8.3)	859,737,840	2,015,383,157	0		2,875,120,997

10	Death benefits	70,668,289	183,519,981			254,188,270
11	Matured endowments (excluding guaranteed annual pure endowments)	22,545	11,213,370			11,235,915
12	Annuity benefits	21,113,855	306,294,955			327,408,810
13	Disability benefits and benefits under accident and health contracts	871,144	281,497,472			282,368,616
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	423,202,502	824,936,262			1,248,138,764
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	649,406	36,904,416			37,553,822
18	Payments on supplementary contracts with life contingencies	2,238,541	18,437,164			20,675,705
19	Increase in aggregate reserves for life and accident and health contracts	35,664,048	(483,691,447)	0		(448,027,399)

20	Totals (Lines 10 to 19)	554,430,330	1,179,112,173	0		1,733,542,503
21	Commissions on premiums, annuity considerations and deposit-type contract funds	160,308,691	258,895,773			419,204,464
22	Commissions and expense allowances on reinsurance assumed	0	48,695,771			48,695,771
23	General insurance expenses	74,016,655	218,791,750			292,808,405
24	Insurance taxes, licenses and fees, excluding federal income taxes	17,897,862	31,214,586			49,112,448
25	Increase in loading on deferred and uncollected premiums	(54,095)	(4,719,414)			(4,773,509)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(107,485,224)	(189,380,197)			(296,865,421)
27	Aggregate write-ins for deductions	12,038,761	216,975,741	0		229,014,502

28	Totals (Lines 20 to 27)	711,152,980	1,759,586,183	0		2,470,739,163

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	148,584,860	255,796,974	0		404,381,834
30	Dividends to policyholders	21,801	1,279,154			1,300,955

31	Net gain from operations after dividends to policyholders and before federal income (Line 29 minus Line 30)	148,563,059	254,517,820	0		403,080,879
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	13,976,714	103,095,420			117,072,134

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	134,586,345	151,422,400	0		286,008,745
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(4,590,812)	(7,876,251)			(12,467,063)

35	Net income (Line 33 plus Line 34)	$129,995,533	$143,546,149	$0		$273,541,682

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$275,198,023	$980,853,380	$0		$1,256,051,403
37	Net income (Line 35)	129,995,533	143,546,149			273,541,682
38	Change in net unrealized capital gains (losses)	117,589	(34,637,639)			(34,520,050)
39	Change in net unrealized foreign exchange capital gain (loss)	0	1,378,866			1,378,866
40	Change in net deferred income tax	(12,436,991)	822,923			(11,614,068)
41	Change in nonadmitted assets and related items	(9,918,907)	(29,675,578)			(39,594,485)
42	Change in liability for reinsurance in unauthorized companies	—	500,492			500,492
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(3,200,787)	(9,467,487)			(12,668,274)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	481,720	2,500,000	A	2,981,720
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(33,519,286)	207,517,392			173,998,106
52	Dividends to stockholders	(27,000,000)	(450,000,000)			(477,000,000)
53	Aggregate write-ins for gains and losses in surplus	—	—			0

54	Net change in capital and surplus (Lines 37 through 53)	44,037,151	(169,533,162)	0		(125,496,011)

55	Capital and surplus as of statement date (Lines 36 + 54)	$319,235,174	$811,320,218	$0		$1,130,555,392

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,160,566	$5,094,642	$0		$22,255,208
	Income earned on company owned life insurance	1,874,543	2,445,497			4,320,040
	Surrender charges	0	922,816			922,816
	Consideration on reinsurance recaptured	0	34,495			34,495

	TOTAL WRITE-INS FOR LINE 8.3	$19,035,109	$8,497,450	$0		$27,532,559

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(112)	(319,009)			(319,121)
	Fines and penalties	989	4,535			5,524
	Funds withheld ceded investment income	12,037,884	213,972,859			226,010,743
	Reinsurance Allowances	0	5,385			5,385
	Modco reserve adjustment	0	(10,045)			(10,045)
	Foreign currency translation adjustment	0	(4,228,000)			(4,228,000)
	Change in synthetic GICs and provision for liquidity guarantees	0	(2,049,984)			(2,049,984)

	TOTAL WRITE-INS FOR LINE 27	$12,038,761	$216,975,741	$0		$229,014,502

DETAILS OF WRITE-INS (Line 53)
		$0	$0	$0		$0
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$0	$0		$0

*	This income statement is an unaudited consolidation of the December 31, 2012 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$479,669,678	$1,391,712,990	$0		$1,871,382,668
2	Considerations for supplementary contracts with life contingencies	929,177	11,508,812			12,437,989
3	Net investment income	80,031,434	842,041,493			922,072,927
4	Amortization of Interest Maintenance Reserve (IMR)	1,325,917	4,411,559			5,737,476
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(41,716,042)	529,883,046			488,167,004
7	Reserve adjustments on reinsurance ceded	(31,044,498)	(151,483,511)			(182,528,009)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	312,161,423	34,847,072			347,008,495
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	20,019,069	8,884,717	0		28,903,786

9	Totals (Lines 1 to 8.3)	821,376,158	2,671,806,178	0		3,493,182,336

10	Death benefits	64,792,471	183,623,096			248,415,567
11	Matured endowments (excluding guaranteed annual pure endowments)	20,646	9,811,580			9,832,226
12	Annuity benefits	25,823,646	275,877,445			301,701,091
13	Disability benefits and benefits under accident and health contracts	1,214,897	305,136,009			306,350,906
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	614,466,490	731,102,194			1,345,568,684
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	797,706	40,623,746			41,421,452
18	Payments on supplementary contracts with life contingencies	1,333,270	17,015,971			18,349,241
19	Increase in aggregate reserves for life and accident and health contracts	85,582,954	(92,560,336)	0		(6,977,382)

20	Totals (Lines 10 to 19)	794,032,080	1,470,629,705	0		2,264,661,785
21	Commissions on premiums, annuity considerations and deposit-type contract funds	138,136,489	253,225,339			391,361,828
22	Commissions and expense allowances on reinsurance assumed	0	67,337,377			67,337,377
23	General insurance expenses	84,131,616	223,932,675			308,064,291
24	Insurance taxes, licenses and fees, excluding federal income taxes	14,478,324	28,925,224			43,403,548
25	Increase in loading on deferred and uncollected premiums	11,427	(4,278,103)			(4,266,676)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(258,667,339)	(136,669,812)			(395,337,151)
27	Aggregate write-ins for deductions	39,366,107	225,231,807	0		264,597,914

28	Totals (Lines 20 to 27)	811,488,704	2,128,334,212	0		2,939,822,916

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	9,887,454	543,471,966	0		553,359,420
30	Dividends to policyholders	23,797	1,341,907			1,365,704

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	9,863,657	542,130,059	0		551,993,716
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	9,379,020	31,580,088			40,959,108

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	484,637	510,549,971	0		511,034,608
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(12,431,038)	(28,842,181)			(41,273,219)

35	Net income (Line 33 plus Line 34)	$(11,946,401)	$481,707,790	$0		$469,761,389

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$511,264,493	$1,174,423,154	$0		$1,685,687,647
37	Net income (Line 35)	(11,946,401)	481,707,790			469,761,389
38	Change in net unrealized capital gains (losses)	(3,720,586)	(12,830,567)			(16,551,153)
39	Change in net unrealized foreign exchange capital gain (loss)	0	747,269			747,269
40	Change in net deferred income tax	18,336,654	218,164,768			236,501,422
41	Change in nonadmitted assets and related items	(27,615,648)	(246,969,162)			(274,584,810)
42	Change in liability for reinsurance in unauthorized companies	(104,262)	(233,738)			(338,000)
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	378,352	(30,846,724)			(30,468,372)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	175,092	2,500,000	A	2,675,092
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	41,629,207	(321,586,829)			(279,957,622)
52	Dividends to stockholders	(250,000,000)	(300,000,000)			(550,000,000)
53	Aggregate write-ins for gains and losses in surplus	(3,023,786)	18,102,327			15,078,541

54	Net change in capital and surplus (Lines 37 through 53)	(236,066,470)	(193,569,774)	0		(429,636,244)

55	Capital and surplus as of statement date (Lines 36 + 54)	$275,198,023	$980,853,380	$0		$1,256,051,403

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,739,643	$5,350,789	$0		$23,090,432
	Income earned on company owned life insurance	2,279,426	2,386,749			4,666,175
	Surrender charges	0	1,147,179			1,147,179

	TOTAL WRITE-INS FOR LINE 8.3	$20,019,069	$8,884,717	$0		$28,903,786

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	0	(140,105)			(140,105)
	Fines and penalties	514	18,999			19,513
	Funds withheld ceded investment income	10,065,593	211,608,375			221,673,968
	Reinsurance Allowances	0	6,173			6,173
	Modco reserve adjustment	0	(21,045)			(21,045)
	Consideration on reinsurance recaptured	29,300,000	3,039,400			32,339,400
	Change in synthetic GICs and provision for liquidity guarantees	0	1,120,010			1,120,010

	TOTAL WRITE-INS FOR LINE 27	$39,366,107	$225,231,807	$0		$264,597,914

DETAILS OF WRITE-INS (Line 53)
	Change in admitted deferred tax assets pursuant to SSAP No. 10R	$(3,023,786)	$23,738,700	$0		$20,714,914
	Correction of error—funds withheld investment income	0	(5,636,373)			(5,636,373)

	TOTAL WRITE-INS FOR LINE 53	$(3,023,786)	$18,102,327	$0		$15,078,541

*	This income statement is an unaudited consolidation of the December 31, 2011 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Eliminations:

The following eliminations have been made to the combined WRL and TPLIC financial statements to more accurately depict the resultant combination of the entities in accordance with statutory accounting principles.

A - Reflect cancellation of WRL’s common stock held by AEGON USA, LLC:

WRL common capital stock owned by AEGON USA, LLC prior to merger	$2,500,000

WRL’s common shares shall be deemed cancelled by operation of law. As AEGON USA, LLC owns 100% of the common shares of Commonwealth General Corporation (CGC), a Delaware holding company, who in turn will own 100% of TPLIC, and AEGON USA also owns 100% of WRL, AEGON USA is indifferent as to the consideration issued in the merger, since such issuance is meaningless to AEGON USA as an economic matter. Under these circumstances, AEGON USA agrees to accept one share of common stock of CGC in exchange for its agreement to merge WRL into TPLIC.

Overview of eliminations by statutory financial lines:

Balance Sheet Adjustments:
Surplus and Other Fund Adjustments:
Line 29 - Common capital stock	$(2,500,000)
Line 30 - Preferred capital stock	-
Line 33 - Gross paid in & contributed surplus	2,500,000
Line 35 - Unassigned	—

Total Surplus and Other Fund Adjustments	$—

Income Statement Adjustments:
Net Income Adjustments:
$—

Total Net Income Adjustments	$—

Capital and Surplus Adjustments:
Line 36 - Capital and surplus as of the prior year	$—
Line 37 - Net Income	—
Line 38 - Change in net unrealized capital gains (losses)	—
Line 41 - Change in non-admitted assets and related items	—
Line 50.1 - Capital paid in	(2,500,000)
Line 51.1 - Surplus paid in	2,500,000

Total Change in Capital and Surplus Adjustments	$—

WRL AUDITED FINANCIALS

F I N A N C I A L     S T A T E M E N T S     A N D     S C H E D U L E S – S T A T U T O R Y     B A S I S

Western Reserve Life Assurance Co. of Ohio

Years Ended December 31, 2013, 2012 (restated) and 2011

Western Reserve Life Assurance Co. of Ohio

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 (restated) and 2011

Report of Independent Auditors

The Board of Directors

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis financial statements of Western Reserve Life Assurance Company of Ohio, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Ohio the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Restatement

As discussed in Note 1 to the financial statements, the 2012 financial statements have been restated to correct an error in accounting for affiliated reinsurance receivables. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

April 28, 2014

2

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Admitted assets
Cash and invested assets:
Bonds	$1,448,053	$1,116,229
Common stocks:
Affiliated entities (cost: 2013- $24,343; 2012- $22,921)	35,348	31,844
Unaffiliated entities (cost: 2013- $0; 2012- $117)	—	117
Mortgage loans on real estate	77,805	50,714
Real estate, at cost less accumulated depreciation (2013 - 14,745; 2012 - $12,942)
Home office properties	27,382	35,209
Properties held for sale	6,259	—
Cash, cash equivalents and short-term investments	110,547	184,234
Policy loans	442,800	411,101
Securities lending reinvested collateral assets	88,265	84,899
Other invested assets	3,012	3,293

Total cash and invested assets	2,239,471	1,917,640
Net deferred income tax asset	86,385	105,141
Premiums deferred and uncollected	2,765	2,735
Reinsurance receivable	1,910	3,358
Receivable from parent, subsidiaries and affiliates	19,859	10,992
Investment income due and accrued	17,361	14,224
Cash surrender value of life insurance policies	75,881	75,295
Other admitted assets	7,210	7,263
Separate account assets	6,969,477	6,477,241

Total admitted assets	$9,420,319	$8,613,889

3

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$1,520,248	$1,300,741
Annuity	389,341	481,279
Accident and health	1,158	963
Life policy and contract claim reserves	25,085	26,339
Liability for deposit-type contracts	21,520	14,647
Other policyholders’ funds	35	41
Interest maintenance reserve	25,813	28,678
Remittances and items not allocated	10,776	9,670
Federal income taxes payable	17,160	17,951
Transfers from separate accounts due or accrued	(212,708)	(285,883)
Asset valuation reserve	17,642	12,039
Reinsurance in unauthorized companies	—	265
Funds held under coinsurance and other reinsurance treaties	78,161	54,464
Unearned investment income	9,736	9,509
Payable for securities	8,000	—
Payable for securities lending	88,265	83,058
Derivatives	4,100	1,841
Other liabilities	41,062	42,630
Separate account liabilities	6,969,477	6,477,241

Total liabilities	9,014,871	8,275,473
Capital and surplus:
Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	149,627	149,627
Unassigned surplus	253,321	186,289

Total capital and surplus	405,448	338,416

Total liabilities and capital and surplus	$9,420,319	$8,613,889

See accompanying notes.

4

Western Reserve Life Assurance Co. of Ohio

Statement of Operations – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	Year Ended December 31
	2013	2012	2011
		Restated
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$525,693	$469,503	$456,926
Annuity	12,952	13,547	22,244
Accident and health	2,446	1,658	1,429
Net investment income	92,490	81,729	80,031
Amortization of interest maintenance reserve	767	1,516	1,326
Commissions and expense allowances on reinsurance ceded	(15,257)	(8,070)	(41,716)
Reserve adjustments on reinsurance ceded	(13,390)	(13,198)	(31,044)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291,416	300,860	312,161
Income earned on company owned life insurance	3,607	1,875	2,279
Consideration received on reinsurance recapture	1,174	—	—
Income from administrative service agreement with affiliate	24,966	23,814	24,411
Other	(6,470)	(6,652)	(6,671)

	920,394	866,582	821,376
Benefits and expenses:
Benefits paid or provided for:
Life	70,180	70,941	64,792
Surrender benefits	541,359	423,203	418,362
Annuity benefits	19,270	21,114	25,824
Other benefits	5,354	3,781	3,367
Increase (decrease) in aggregate reserves for policies and contracts:
Life	219,507	94,292	66,540
Annuity	(91,938)	(59,074)	19,085
Accident and health	195	446	(42)

	763,927	554,703	597,928
Insurance expenses:
Commissions	155,584	160,309	138,136
General insurance expenses	72,085	74,017	84,132
Taxes, licenses and fees	18,954	17,898	14,478
Net transfers from separate accounts	(280,807)	(107,485)	(62,563)
Consideration paid on reinsurance recapture	—	—	29,300
Other expenses	16,332	11,984	10,077

	(17,852)	156,723	213,560

Total benefits and expenses	746,075	711,426	811,488

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains/losses on investments	174,319	155,156	9,888
Dividends to policyholders	21	22	24

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	174,298	155,134	9,864
Federal income tax expense	25,592	20,548	9,379

Gain from operations before net realized capital gains/losses on investments	148,706	134,586	485
Net realized capital gain/ (loss) on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	11,103	(4,591)	(12,431)

Net income (loss)	$159,809	$129,995	$(11,946)

See accompanying notes.

5

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Aggregate Write-ins for Other than Special Surplus Funds	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2011	$2,500	$70,527	$149,627	$288,610	$511,264
Net loss	—	—	—	(11,946)	(11,946)
Change in net unrealized capital gains and losses, net of tax	—	—	—	(3,720)	(3,720)
Change in nonadmitted assets	—	—	—	(27,616)	(27,616)
Change in asset valuation reserve	—	—	—	378	378
Change in liability for reinsurance in unauthorized companies	—	—	—	(104)	(104)
Dividend to stockholder	—	—	—	(250,000)	(250,000)
Change in net deferred income tax asset	—	—	—	18,337	18,337
Change in surplus as a result of reinsurance	—	—	—	41,629	41,629
Change in admitted deferred tax asset pursuant to SSAP No. 10R	—	(3,024)	—	—	(3,024)

Balance at December 31, 2011	2,500	67,503	149,627	55,568	275,198
Net income	—	—	—	129,995	129,995
Change in net unrealized capital gains and losses, net of tax	—	—	—	118	118
Change in nonadmitted assets	—	—	—	(7,849)	(7,849)
Change in asset valuation reserve	—	—	—	(3,201)	(3,201)
Dividend to stockholder	—	—	—	(27,000)	(27,000)
Change in net deferred income tax asset	—	—	—	(12,437)	(12,437)
Change in surplus as a result of reinsurance	—	—	—	(21,315)	(21,315)
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	(67,503)	—	67,503	—
Correction of error - reinsurance	—	—	—	4,907	4,907

Balance at December 31, 2012 - restated	$2,500	$—	$149,627	$186,289	$338,416

6

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012 - restated	$2,500	$149,627	$186,289	$338,416
Net income	—	—	159,809	159,809
Change in net unrealized capital gains and losses, net of tax	—	—	4,189	4,189
Change in nonadmitted assets	—	—	(11,138)	(11,138)
Change in asset valuation reserve	—	—	(5,603)	(5,603)
Change in liability for reinsurance in unauthorized and certified companies	—	—	265	265
Dividend to stockholder	—	—	(50,000)	(50,000)
Change in net deferred income tax asset	—	—	(14,829)	(14,829)
Change in surplus as a result of reinsurance	—	—	(15,661)	(15,661)

Balance at December 31, 2013	$2,500	$149,627	$253,321	$405,448

See accompanying notes.

7

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Operating activities
Premiums collected, net of reinsurance	$540,933	$485,063	$480,756
Net investment income received	96,249	84,038	85,361
Miscellaneous income received	278,156	277,542	271,567
Benefit and loss related payments	(636,087)	(521,038)	(698,717)
Commissions, expenses paid and aggregate write-ins for deductions	(262,111)	(264,731)	(250,591)
Net transfers from separate accounts	354,274	200,378	371,180
Dividends paid to policyholders	(21)	(22)	(24)
Federal and foreign income taxes paid	(25,415)	(5,134)	(88,126)

Net cash provided by operating activities	345,978	256,096	171,406
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	321,363	337,040	263,103
Common stocks	117	2	120
Mortgage loans on real estate	3,846	9,355	6,267
Other invested assets	6	1	—
Securities lending reinvested collateral assets	—	4,729	104,301
Miscellaneous proceeds	21,512	5,275	6

Total investment proceeds	346,844	356,402	373,797
Costs of investments acquired:
Bonds	(657,368)	(562,044)	(212,793)
Common stocks	(825)	(1,143)	(597)
Mortgage loans on real estate	(31,484)	(10,800)	(43,694)
Real estate	(235)	(153)	66
Other invested assets	(651)	(502)	(845)
Securities lending reinvested collateral assets	(3,366)	—	—
Miscellaneous applications	(33)	(4,550)	(18,575)

Total cost of investments acquired	(693,962)	(579,192)	(276,438)
Net increase in policy loans	(31,699)	(5,064)	(14,526)

Net cost of investments acquired	(725,661)	(584,256)	(290,964)

Net cash (used in) provided by investing activities	(378,817)	(227,854)	82,833

8

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Financing and miscellaneous activities
Cash provided (applied):
Net deposits (withdrawals) on deposit-type contracts and other insurance liabilities	(1,417)	1,424	(2,510)
Borrowed funds	331	21,064	5,229
Dividends to stockholder	(50,000)	(27,000)	(250,000)
Funds held under reinsurance treaty with unauthorized reinsurers	23,697	20,836	18,404
Receivable from parent, subsidiaries and affiliates	(8,867)	(8,925)	10,767
Payable to parent, subsidiaries and affiliates	—	(26,732)	6,775
Payable for securities lending	3,366	(4,726)	(104,302)
Other cash provided (applied)	(7,958)	9,696	(10,387)

Net cash (used in) provided by financing and miscellaneous activities	(40,848)	(14,363)	(326,024)

Net (decrease) increase in cash, cash equivalents and short-term investments	(73,687)	13,880	(71,785)
Cash, cash equivalents and short-term investments:
Beginning of year	184,234	170,354	242,139

End of year	$110,547	$184,234	$170,354

See accompanying notes.

9

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of Aegon USA, LLC (Aegon). Aegon is an indirect, wholly owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company’s products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

10

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

11

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under

12

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

13

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10 (SSAP No. 101). Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

14

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow

15

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustments for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate that the Company classifies as held for sale is measured at lower

16

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balance.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, preferred and common stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company did not exclude any investment income due and accrued with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

17

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Total return swaps are used in the asset/liability management process to mitigate the risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or interest rate index) and floating leg (tied to LIBOR) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedge item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no

18

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

cash is exchanged at the outset of initiating the variance swap and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Separate Accounts

Separate accounts held by the Company primarily represent funds which are administered for individual variable universal life and variable annuity contracts. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. The separate accounts, held for individual policyholders, do not have any minimum guarantees, and the investment risks associated with the fair value changes are borne entirely by the policyholder.

The Company received variable contract premiums of $282,851, $305,221 and $349,011, in 2013, 2012 and 2011, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received $291,416, $300,860 and $312,161, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

19

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of premium for periods beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 5.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually

20

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 13 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92

21

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 9 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

22

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 6 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 2 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $67,503 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 5 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes –Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $67,503 at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability

23

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 2 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures to be made in the Notes to the Financial Statements. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R – Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

24

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014 the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of these changes, $1,841 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

Correction of Errors

In 2014 after the filing of the Annual Statement, the Company discovered an error in the reporting of an affiliated modified coinsurance transaction resulting in misstatements of the reserve adjustments on reinsurance ceded, commissions and expense allowances on reinsurance ceded, and benefit expenses in the Statement of Operations. The impact of this error on the aforementioned accounts as of December 31, 2011 was an understatement of net income of $7,549 ($4,907 net of tax). This was corrected and is reflected as a correction of an error in the capital and surplus accounts of the 2012 Statement of Changes in Capital and Surplus. The 2012 financial statements have been restated to properly reflect the impact of the error and the 2013 financial statements have been properly stated.

25

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Restatements

The Company identified errors in its prior year audited statutory financial statements related to affiliated reinsurance receivables. The Company has obtained approval from the Ohio Department of Insurance to restate its 2012 statutory financial statements. The following tables show the impact of the restatement.

	Year Ended December 31, 2012
Balance sheet	As Reported	Adjustment	As Restated
Total admitted assets
Net deferred income tax asset	103,071	2,070	105,141
Receivable from parent, subsidiaries and affiliates	—	10,992	10,992

Total admitted assets	$8,600,827	$13,062	$8,613,889

Total liabilities
Payable to parent	15,332	(15,332)	—
Federal income taxes payable	8,738	9,213	17,951

Total liabilities	$8,281,592	$(6,119)	$8,275,473

	Year Ended December 31, 2012
Statement of Operation	As Reported	Adjustment	As Restated
Commissions and expense allowances on reinsurance ceded	(3,415)	(4,655)	(8,070)
Reserve adjustments on reinsurance ceded	(24,697)	11,499	(13,198)
Benefits paid or provided for: Life	70,668	273	70,941
Gain before benefit from income taxes	148,563	6,571	155,134
Expense from income taxes	13,977	6,571	20,548

Net income	$129,995	$—	$129,995

	Year Ended December 31, 2012
Statement of Changes in Capital and Surplus	As Reported	Adjustment	As Restated
Balance at January 1, 2012	$275,198	$—	$275,198
Net income	129,995	—	129,995
Change in nonadmitted assets	(9,919)	2,070	(7,849)
Change in surplus as a result of reinsurance	(33,519)	12,204	(21,315)
Correction of error - reinsurance	—	4,907	4,907

Balance at December 31, 2012	$319,235	$19,181	$338,416

26

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31, 2012
Consolidated Statement of Cash Flows	As Reported	Adjustment	As Restated
Operating activities:
Miscellaneous income received	258,494	19,048	277,542
Benefit and loss related payments	(520,765)	(273)	(521,038)

Net cash provided by (used in) operating activities	$237,321	$18,775	$256,096

Investing activities:

Net cash (used in) provided by investing activities	$(227,854)	$—	$(227,854)

Financing and miscellaneous activities:
Receivable from parent, subsidiaries and affiliates	2,067	(10,992)	(8,925)
Payable to parent, subsidiaries and affiliates	(11,400)	(15,332)	(26,732)
Other cash provided (applied)	2,147	7,549	9,696

Net cash (used in) provided by financing and miscellaneous activities	$4,412	$(18,775)	$(14,363)

2. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

27

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

28

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash in not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunctions with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions.

29

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable from/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Investment Contract Liabilities: The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 6, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

30

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$106,781	$106,781	$—	$106,781	$—	$—
Bonds	1,481,846	1,448,053	92,402	1,360,214	29,230	—
Mortgage loans on real estate	79,470	77,805	—	—	79,470	—
Other invested assets	500	500	—	500	—	—
Policy loans	442,800	442,800	—	442,800	—	—
Securities lending reinvested collateral	88,261	88,265	—	88,261	—	—
Receivable from parent, subsidiaries and affiliates	19,859	19,859	—	19,859	—	—
Separate account assets	6,969,477	6,969,477	6,969,477	—	—	—
Liabilities
Investment contract liabilities	415,572	408,065	—	3,735	411,837	—
Deposit-type contracts	21,520	21,520	—	21,520	—	—
Equity swaps	4,100	4,100	—	4,100	—	—
Separate account annuity liabilities	3,383,676	3,383,676	—	3,383,676	—	—

	December 31 2012 - restated
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$182,489	$182,489	$—	$182,489	$—	$—
Bonds	1,205,473	1,116,229	72,215	1,124,699	8,559	—
Common stocks, other than affiliates	117	117	117	—	—	—
Mortgage loans on real estate	52,182	50,714	—	—	52,182	—
Policy loans	411,101	411,101	—	411,101	—	—
Securities lending reinvested collateral	84,804	84,899	—	84,804	—	—
Receivable from parent, subsidiaries and affiliates	10,992	10,992	—	10,992	—	—
Separate account assets	6,477,241	6,477,241	6,477,241	—	—	—
Liabilities
Investment contract liabilities	495,984	493,117	—	9,346	486,638	—
Deposit-type contracts	14,647	14,647	—	14,647	—	—
Interest rate swaps	1,841	1,841	—	1,841	—	—
Separate account annuity liabilities	3,251,991	3,251,991	—	3,251,991	—	—

31

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,455	$551	$2,006

Total bonds	—	1,455	551	2,006
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	61,490	—	61,490
Mutual funds	—	45,194	—	45,194
Sweep accounts	—	94	—	94

Total Short-term	—	106,781	—	106,781
Separate account assets	—	—	—	—

Total assets at fair value	$—	$108,236	$551	$108,787

Liabilities:
Derivative liabilities	$—	$4,100	$—	$4,100

Total liabilities at fair value	$—	$4,100	$—	$4,100

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,246	$555	$1,801

Total bonds	—	1,246	555	1,801
Common stock
Industrial and miscellaneous	117	—	—	117

Total common stock	117	—	—	117
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	134,981	—	134,981
Mutual funds	—	47,260	—	47,260
Sweep accounts	—	245	—	245

Total Short-term	—	182,489	—	182,489
Separate account assets	6,477,241	—	—	6,477,241

Total assets at fair value	$6,477,358	$183,735	$555	$6,661,648

32

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

33

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets and liabilities classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$555	$—	$—	$43	$(27)

Total	$555	$—	$—	$43	$(27)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2013
Bonds
Other	$—	$—	$—	$20	$551

Total	$—	$—	$—	$20	$551

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$559	$—	$—	$51	$(25)

Total	$559	$—	$—	$51	$(25)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2012
Bonds
Other	$—	$—	$—	$30	$555

Total	$—	$—	$—	$30	$555

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. The Company is exploring the sale of 2 parcels of land adjacent to its home office properties. Therefore, these 2 properties are carried at fair value less cost to sell as of December 31, 2013, which amounts to $6,259. There was no real estate carried at fair value as of December 31, 2012.

34

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified in Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

3. Investments

The carrying amount and estimated fair value of investments in bonds are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$82,813	$1,150	$10	$2,075	$81,878
State, municipal and other government	32,010	759	354	1,246	31,169
Hybrid securities	19,038	2,622	—	—	21,660
Industrial and miscellaneous	936,439	37,152	1,088	15,148	957,355
Mortgage and other asset-backed securities	377,753	17,489	1,079	4,379	389,784

	$1,448,053	$59,172	$2,531	$22,848	$1,481,846

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$52,940	$5,702	$—	$—	$58,642
State, municipal and other government	27,378	3,421	50	—	30,749
Hybrid securities	19,055	864	1,238	—	18,681
Industrial and miscellaneous	720,424	68,173	24	1,072	787,501
Mortgage and other asset-backed securities	296,432	19,586	6,083	35	309,900

	$1,116,229	$97,746	$7,395	$1,107	$1,205,473

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for greater than or equal to twelve months, the Company held 26 and 21 securities with a carrying amount of $49,119 and $51,454 and an unrealized loss of $2,531 and $7,394 with an

35

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

average price of 94.9 and 85.6 (fair value/amortized cost). Of this portfolio, 82.2% and 72.4% were investment grade with associated unrealized losses of $1,394 and $5,266, respectively.

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for less than twelve months, the Company held 178 and 17 securities with a carrying amount of $609,765 and $61,424 and an unrealized loss of $22,848 and $1,107 with an average price of 96.3 and 98.2 (fair value/amortized cost). Of this portfolio, 98.0% and 88.5% were investment grade with associated unrealized losses of $21,926 and $788, respectively.

The estimated fair value of bonds and common stocks with gross unrealized losses at December 31, 2013 and 2012 are as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$540	$64,656	$65,196
State, municipal and other government	1,814	14,149	15,963
Industrial and miscellaneous	27,904	380,486	408,390
Mortgage and other asset-backed securities	16,330	127,625	143,955

	$46,588	$586,916	$633,504

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$—	$550	$550
State, municipal and other government	2,120	—	2,120
Hybrid securities	8,250	—	8,250
Industrial and miscellaneous	641	57,229	57,870
Mortgage and other asset-backed securities	33,049	2,539	35,588

	44,060	60,318	104,378
Unaffiliated common stocks	—	116	116

	$44,060	$60,434	$104,494

36

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepay penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$25,979	$26,476
Due after one year through five years	294,870	311,620
Due after five years through ten years	507,668	510,003
Due after ten years	241,783	243,963

	$1,070,300	$1,092,062
Mortgage and other asset-backed securities	377,753	389,784

	$1,448,053	$1,481,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 or 2011. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2012.

	Amortized
	Cost Basis	OTTI Recognized in Loss
	Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2012
OTTI recognized 4th Quarter:
Inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis	$8,122	$—	$117	$8,005

Total 4th Quarter OTTI on loan-backed securities	8,122	—	117	8,005

Aggregate total	$8,122	$—	$117	$8,005

37

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$4,934	$244	$4,690	$930
2nd quarter present value of cash flows expected to be less than the amortized cost basis	3,857	64	3,793	403
3rd quarter present value of cash flows expected to be less than the amortized cost basis	6,137	505	5,632	1,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	2,378	104	2,274	2,135

Aggregate total	$17,306	$917	$16,389	$5,283

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,582	$10	$1,572	$926
2nd quarter present value of cash flows expected to be less than the amortized cost basis	6,924	56	6,868	2,062
3rd quarter present value of cash flows expected to be less than the amortized cost basis	31	1	30	18
4th quarter present value of cash flows expected to be less than the amortized cost basis	14,707	317	14,390	9,570

Aggregate total	$23,244	$384	$22,860	$12,576

38

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,000	$24	$976	$529
2nd quarter present value of cash flows expected to be less than the amortized cost basis	2,733	80	2,653	1,548
3rd quarter present value of cash flows expected to be less than the amortized cost basis	2,604	25	2,579	1,377
4th quarter present value of cash flows expected to be less than the amortized cost basis	3,821	108	3,713	2,307

Aggregate total	$10,158	$237	$9,921	$5,761

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
35729PPC8	$4,000	$3,869	$131	$3,869	$703	1Q 2013
759950FJ2	934	822	112	822	227	1Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
759950FJ2	818	652	166	652	255	3Q 2013
12668WAC1	813	785	28	785	727	4Q 2013
759950FJ2	201	190	11	190	207	4Q 2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2013
The aggregate amount of unrealized losses	$1,974	$4,389
The aggregate related fair value of securities with unrealized losses	18,285	127,677

39

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2012
The aggregate amount of unrealized losses	$11,568	$35
The aggregate related fair value of securities with unrealized losses	34,850	4,056

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$55,638	$47,292	$41,739
Common stocks	15,510	13,925	18,667
Mortgage loans on real estate	2,542	2,091	1,502
Real estate	4,520	4,409	4,571
Policy loans	22,562	21,841	21,751
Cash, cash equivalents and short-term investments	213	314	386
Derivatives	23	—	(516)
Other invested assets	(764)	(684)	(1,287)
Other	1,250	1,130	515

Gross investment income	101,494	90,318	87,328
Less investment expenses	9,004	8,589	7,297

Net investment income	$92,490	$81,729	$80,031

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$312,963	$324,065	$258,853

Gross realized gains	$3,042	$6,484	$3,231
Gross realized losses	(6,545)	(1,347)	(2,031)

Net realized capital gains (losses)	$(3,503)	$5,137	$1,200

The Company had gross realized losses for the years ended December 31, 2013, 2012, and 2011 of $923, $417 and $311, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds.

40

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(4,426)	$4,720	$889
Common stocks	—	1	—
Mortgage loans	—	252	237
Real estate	(830)	—	—
Cash, cash equivalents and short-term investments	—	—	5
Derivatives	13,326	(4,550)	(13,204)
Other	(33)	(170)	—

	8,037	253	(12,073)
Federal income tax effect	968	(1,153)	402
Transfer to interest maintenance reserve	2,098	(3,691)	(760)

Net realized capital gains (losses) on investments	$11,103	$(4,591)	$(12,431)

The Company did not have any recorded investments in restructured securities at December 31, 2013 and 2011. At December 31, 2012, the Company had recorded investments in restructured securities of $118. The capital gain taken as a direct result of restructures in 2012 was $34. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$4,581	$765	$(999)
Common stocks	1	(1)	(3,237)
Affiliated entities	2,679	342	—
Derivatives	(2,259)	(1,330)	461
Other invested assets	—	222	(206)

Change in unrealized capital gains (losses)	5,002	(2)	(3,981)
Taxes on unrealized capital gains/losses	—	120	261

Change in unrealized capital gains (losses), net of tax	$5,002	$118	$(3,720)

41

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Commercial	Total
AAA - AA	$26,358	$26,358
A	51,447	51,447

	$77,805	$77,805

The credit quality for commercial mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 3.80% and a minimum interest rate of 3.60% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 3.75% and a minimum interest rate of 3.70% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the years ending December 31, 2013 and 2012 at the time of origination was 64% and 70%, respectively. During 2013 and 2012, no loans were transferred from affiliated entities.

42

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$77,805	$—	$77,805
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$50,714	$—	$50,714
(b) 30-59 Days Past Due	—	—	—	—	—	—	-
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013, 2012 and 2011, no mortgage loans were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $759 and $482, respectively.

43

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
South Atlantic	57%	39%	Retail	46%	74%
W. South Central	15	11	Other	34	2
Pacific	12	24	Office	20	24
Middle Atlantic	7	11
W. North Central	6	10
Mountain	3	5

At December 31, 2013, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from two to eight and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from two to thirteen years. There are no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2013 related to these credits.

At December 31, 2012, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from three to nine and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from three to fourteen years. There were no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2012 related to these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$160	$489

Total		$160	$489

		December 31, 2012
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$426	$755

Total		$426	$755

*	The unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

The Company had no non-transferable state tax credits.

44

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2013 and 2012, the Company does not have any contracts, aggregated at a counterparty level, with a positive fair value. At December 31, 2013 and 2012, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $4,100 and $1,841, respectively.

At December 31, 2013 and 2012, respectively, the Company has recorded $(4,100) and $(1,841) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss.

The Company did not recognize any unrealized gains or losses during 2013 or 2012 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay fixed swaps with a notional amount of $690 and $8.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay floating swaps with a notional amount of $14,368 and $0.

The Company recognized net realized gain (losses) from swaps in the amount of $(3,558), $(3,791) and $0 for the years ended December 31, 2013, 2012, and 2011, respectively.

Under exchange traded futures and options, the Company agrees to purchase a specified number of contracts from other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $16,914, $758 and $13,203 for the years ended December 31, 2013, 2012 and 2011, respectively.

45

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Open futures contracts at December 31, 2013 and 2012 are as follows:

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
		DJ EURO STOXX
Long	967	March 2014 Futures	$28,040	$30,054
		HANG SENG IDX
Long	140	January 2014 Futures	162,918	163,331
		S&P 500
Long	306	March 2014 Futures	134,506	140,844
		S&P 500
Short	135	March 2014 Futures	59,917	62,137

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
		DJ EURO STOXX
Long	529	March 2013 Futures	$18,310	$18,290
		HANG SENG IDX
Long	60	January 2013 Futures	8,751	8,779
		S&P 500
Long	44	March 2013 Futures	15,070	15,621

46

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	88,184	—	—	—	88,184
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	26,475	—	—	—	26,475
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,526	—	—	—	3,526
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	18,694	—	—	—	18,694
l. Other restricted assets	—	—	—	—	—

m. Total Restricted Assets	$136,879	$—	$—	$—	$136,879

47

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	84,932	3,252	88,184	0.94	0.94
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	25,986	489	26,475	0.28	0.28
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,567	(41)	3,526	0.04	0.04
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	14,125	4,569	18,694	0.20	0.20
l. Other restricted assets	—	—	—	0.00	0.00

m. Total Restricted Assets	$128,610	$8,269	$136,879	1.46%	1.46%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $18,694 and $14,125, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

4. Reinsurance

The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and

48

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$729,989	$684,163	$670,285
Reinsurance assumed - affiliated	—	—	763
Reinsurance ceded - affiliated	(139,956)	(149,569)	(143,983)
Reinsurance ceded - non-affiliated	(48,942)	(49,886)	(46,466)

Net premiums earned	$541,091	$484,708	$480,599

The Company received reinsurance recoveries in the amount of $126,271, $137,800 (restated) and $129,708 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $16,802 and $18,533, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $491,148 and $631,262, respectively. As of December 31, 2013 and 2012, the amount of reserve credits for reinsurance ceded that represented unauthorized affiliated companies were $433,483 and $571,479, respectively.

The Company would experience no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

On July 1, 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $1,174, life and claim reserves recaptured were $3,296, premiums recaptured were $2,004, and claims recaptured were $956, resulting in a pre-tax loss of $1,081, which was included in the Statement of Operations.

On April 26, 2011, Aegon N.V announced the divestiture of its life reinsurance operations, Transamerica Reinsurance to SCOR SE, a Societas Europaea organized under the laws of France (SCOR), which was effective August 9, 2011.

The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited, an Irish reinsurance company (TIRI). In preparation of the divestiture of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re

49

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

(Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $94,262, which was included in the statement of operations, and a net of tax gain of $63,421 which has been credited directly to unassigned surplus. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the traditional life business that was previously reinsured on a coinsurance funds withheld basis to TIRI, and subsequently reinsured this business to TIRe. The Company paid recapture consideration of $29,300 and released the associated funds withheld liability of $22,729 associated with the recapture, and received an initial ceding commission of $27,400 and established a funds withheld liability of $23,061 on the new cession to TIRe. Life, claim reserves and other assets associated with this block that were exchanged were $86,197, $9,563 and $2,344, respectively. The Company released into income a previously deferred unamortized gain resulting from the original cession of this business to TIRI in the amount of $175 ($120 net of tax) resulting in a pre-tax loss of $99,812 on the recapture which was included in the statement of operations as of December 31, 2011. The cession to TIRe resulted in a net of tax gain of $63,541, which was credited directly to unassigned surplus at December 31, 2011.

Effective April 1, 2011, TIRI, recaptured the BOLI/COLI catastrophic mortality risk that had previously been retro-ceded to the Company. The Company released life and claim reserves of $5,507 and $43, respectively, with no consideration exchanged, resulting in a pre-tax gain of $5,550 which was included in the statement of operations at December 31, 2011.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2011 of $15,661, $21,315 (restated) and $21,792, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2013, 2012 and 2011 were $196,300, $179,100 and $273,000, respectively.

50

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$188,007	$5,014	$193,021
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	188,007	5,014	193,021
Deferred Tax Assets Nonadmitted	98,096	—	98,096

Subtotal (Net Deferred Tax Assets)	89,911	5,014	94,925
Deferred Tax Liabilities	6,726	1,814	8,540

Net Admitted Deferred Tax Assets	$83,185	$3,200	$86,385

	December 31, 2012 – restated
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$204,072	$5,477	$209,549
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	204,072	5,477	209,549
Deferred Tax Assets Nonadmitted	94,756	225	94,981

Subtotal (Net Deferred Tax Assets)	109,316	5,252	114,568
Deferred Tax Liabilities	8,074	1,353	9,427

Net Admitted Deferred Tax Assets	$101,242	$3,899	$105,141

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$(16,065)	$(463)	$(16,528)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(16,065)	(463)	(16,528)
Deferred Tax Assets Nonadmitted	3,340	(225)	3,115

Subtotal (Net Deferred Tax Assets)	(19,405)	(238)	(19,643)
Deferred Tax Liabilities	(1,348)	461	(887)

Net Admitted Deferred Tax Assets	$(18,057)	$(699)	$(18,756)

51

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
		Restated
Ordinary
Policyholder reserves	$87,923	$105,158	(17,235)
Investments	1,436	644	792
Deferred acquisition costs	83,907	85,238	(1,331)
Compensation and benefits accrual	458	470	(12)
Receivables - nonadmitted	13,607	10,866	2,741
Corporate Provision	—	350	(350)
Other (including items <5% of ordinary tax assets)	676	1,346	(670)

Subtotal	188,007	204,072	(16,065)
Nonadmitted	98,096	94,756	3,340

Admitted ordinary deferred tax assets	89,911	109,316	(19,405)
Capital:
Investments	5,014	5,477	(463)
Other (including items <5% of total total capital tax assets)	—	—	—

Subtotal	5,014	5,477	(463)
Nonadmitted	—	225	(225)

Admitted capital deferred tax assets	5,014	5,252	(238)

Admitted deferred tax assets	$94,925	$114,568	$(19,643)

	Year Ended December 31
	2013	2012	Change
		Restated
Deferred Tax Liabilities:
Ordinary
Investments	$27	$295	$(268)
§807(f) adjustment	6,075	7,769	(1,694)
Other (including items <5% of total ordinary tax liabilities)	291	10	281

Subtotal	6,393	8,074	(1,681)
Capital
Investments	2,147	1,353	794
Other (including items <5% of total capital tax liabilities)	—	—	—

Subtotal	2,147	1,353	794

Deferred tax liabilities	8,540	9,427	(887)

Net deferred tax assets/liabilities	$86,385	$105,141	$(18,756)

The Company did not record a valuation allowance for deferred tax assets as of December 31, 2013 and 2012.

52

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$59,186	$568	$59,754
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	23,999	2,632	26,631
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	23,999	2,632	26,631
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	43,246
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	6,726	1,814	8,540

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$89,911	$5,014	$94,925

	December 31, 2012 - restated
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$78,322	$1,538	$79,860
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	22,921	2,360	25,281
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	22,921	2,360	25,281
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	32,425
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	8,074	1,353	9,427

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$109,317	$5,251	$114,568

53

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(19,136)	$(970)	$(20,106)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	1,078	272	1,350
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	1,078	272	1,350
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	10,821
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(1,348)	461	(887)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(19,406)	$(237)	$(19,643)

	December 31
	2013	2012	Change
		Restated
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	660%	629%	31%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$319,063	$233,275	$85,788

54

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$188,007	$5,014	$193,021
(% of Total Adjusted Gross DTAs)	0%	89%	2%

Net Admitted Adjusted Gross DTAs	$89,911	$5,014	$94,925
(% of Total Net Admitted Adjusted Gross DTAs)	0%	52%	3%

	December 31, 2012 - restated
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$204,072	$5,477	$209,549
(% of Total Adjusted Gross DTAs)	0%	72%	2%

Net Admitted Adjusted Gross DTAs	$109,317	$5,251	$114,568
(% of Total Net Admitted Adjusted Gross DTAs)	0%	38%	2%

		Change
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(16,065)	$(463)	$(16,528)
(% of Total Adjusted Gross DTAs)	0%	17%	0%

Net Admitted Adjusted Gross DTAs	$(19,406)	$(237)	$(19,643)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	14%	1%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

55

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
		Restated
Current Income Tax
Federal	$25,592	$20,548	$5,044
Foreign	—	—	—

Subtotal	25,592	20,548	5,044

Federal income tax on net capital gains	(968)	1,153	(2,121)
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$24,624	$21,701	$2,923

	Year Ended December 31
	2012	2011	Change
	Restated
Current Income Tax
Federal	$20,548	$9,379	$11,169
Foreign	—	—	—

Subtotal	20,548	9,379	11,169

Federal income tax on net capital gains	1,153	(402)	1,555
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$21,701	$8,977	$12,724

56

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
		Restated
Current income taxes incurred	$24,624	$21,701	$8,977
Change in deferred income taxes (without tax on unrealized gains and losses)	14,829	12,437	(18,337)

Total income tax reported	$39,453	$34,138	$(9,360)

Income before taxes	$182,335	$155,387	$(2,209)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$63,817	$54,385	$(773)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(13,794)	(9,949)	(13,603)
Tax credits	(499)	(847)	(1,817)
Tax-exempt Income	(11)	—	—
Tax adjustment for IMR	(269)	(531)	(464)
Surplus adjustment for in-force ceded	(5,481)	(7,460)	14,570
Nondeductible expenses	7	9	53
Deferred tax benefit on other items in surplus	(2,725)	(258)	(5,245)
Provision to return	(583)	(569)	(498)
Life-owned life insurance	(809)	(808)	(798)
Dividends from certain foreign corporations	124	179	165
Prior period adjustment	—	—	(810)
Other	(324)	(13)	(140)

Total income tax reported	$39,453	$34,138	$(9,360)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

57

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $25,819, $23,920 (restated) and $10,171, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $398 and $635, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $398. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $17, $34 and $107, respectively. The total interest payable balance as of December 31, 2013 and 2012 is $16 and $43, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

58

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$6,430	$—	$6,430	0%
At book value less surrender charge of 5% or more	17,134	—	17,134	0
At fair value	10,146	3,383,580	3,393,727	85

Total with adjustment or at fair value	33,710	3,383,580	3,417,291	85
At book value without adjustment (minimal or no charge or adjustment)	338,449	—	338,449	9
Not subject to discretionary withdrawal	224,984	24,398	249,381	6

Total annuity reserves and deposit liabilities	597,143	3,407,978	4,005,121	100%

Less reinsurance ceded	176,169	—	176,169

Net annuity reserves and deposit liabilities	$420,974	$3,407,978	$3,828,952

59

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$12,653	$—	$12,653	0%
At book value less surrender charge of 5% or more	23,271	—	23,271	1
At fair value	10,303	3,251,952	3,262,255	79

Total with adjustment or at fair value	46,226	3,251,952	3,298,179	80
At book value without adjustment (minimal or no charge or adjustment)	356,324	—	356,324	9
Not subject to discretionary withdrawal	460,643	17,530	478,173	11

Total annuity reserves and deposit liabilities	863,193	3,269,482	4,132,676	100%

Less reinsurance ceded	359,372	—	359,372

Net annuity reserves and deposit liabilities	$503,822	$3,269,482	$3,773,304

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$—	$—	$282,851	$282,851

Reserves for accounts with assets at fair value at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,727,242	6,727,242
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,727,242	6,727,242
Not subject to discretionary withdrawal	—	—	—	24,398	24,398

Total separate account liabilities at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

60

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$—	$—	$305,221	$305,221

Reserves for accounts with assets at fair value at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,167,303	6,167,303
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,167,303	6,167,303
Not subject to discretionary withdrawal	—	—	—	17,530	17,530

Total separate account liabilities at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$—	$—	$349,011	$349,011

Reserves for accounts with assets at fair value at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,119,486	6,119,486
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,119,486	6,119,486
Not subject to discretionary withdrawal	—	—	—	10,809	10,809

Total separate account liabilities at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

61

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$282,994	$305,223	$349,322
Transfers from separate accounts	733,373	619,557	604,330

Net transfers from separate accounts	(450,379)	(314,334)	(255,008)
Miscellaneous reconciling adjustments	169,572	206,848	192,445

Net transfers as reported in the statement of operations of the Company	$(280,807)	$(107,485)	$(62,563)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $6,969,476 and $6,477,236, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$3,418,039	$3,285,825
Variable universal life	433,847	502,202
WRL asset accumulator	13,874	19,390
Variable life	3,103,717	2,669,818

Total separate account assets	$6,969,477	$6,477,236

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

62

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$1,972,229	$43,201	$32,994
Minimum guaranteed income benefit	911,702	151,267	140,999
Minimum guaranteed withdrawal benefit	743,795	121	—
December 31, 2012
Minimum guaranteed death benefit	$1,944,966	$115,540	$72,996
Minimum guaranteed income benefit	888,320	335,636	296,170
Minimum guaranteed withdrawal benefit	493,265	1,294	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $397,079 and $560,717, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $9,769, $10,487 and $11,446 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $11,952, $12,243 and $12,975, respectively, toward separate account guarantees.

63

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’ paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Ordinary direct renewal business	$—	$—	$—
Ordinary new business	1,739	1,026	2,765

	$1,739	$1,026	$2,765

December 31, 2012
Ordinary direct renewal business	$1,631	$1,103	$2,734
Ordinary new business	1	—	1

	$1,631	$1,103	$2,735

At December 31, 2013 and 2012, the Company had insurance in force aggregating $2,281,861 and $3,228,205, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Ohio Department of Insurance. The Company established policy reserves of $17,449 and $22,152 to cover these deficiencies at December 31, 2013 and 2012, respectively.

7. Capital and Surplus

The Company is subject to limitations, imposed by the Ohio Department of Insurance, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of Company’s statutory surplus as of the preceding December 31, or (b) net income for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2014, without the prior approval of insurance regulatory authorities, is $159,809.

On December 23, 2013, the Company paid common stock dividends of $50,000 to its parent company, Aegon. The Company received dividends of $13,090 and $2,420, from its subsidiaries, Transamerica Asset Management, Inc., and Transamerica Fund Services, Inc, respectively, during 2013.

On December 21, 2012, the Company paid common stock dividends of $27,000 to its parent company, Aegon. The Company received dividends of $11,550, $2,200 and $175, from its subsidiaries, Transamerica Asset Management, Inc., Transamerica Fund Services, Inc, and Intersecurities Insurance Agency, Inc., respectively, during 2012.

64

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On May 16, 2011, the Company paid common stock dividends of $250,000 to its parent company, Aegon. The amount consisted of $23,100 ordinary cash dividend and $226,900 extraordinary cash dividend. The Company received dividends of $11,165 and $7,502 from its subsidiaries, Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc., respectively, during 2011. The Company made a capital contribution of $597 to Transamerica Asset Management, Inc. during 2011.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned government/other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government/other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $85,026 and $81,764 were on loan under securities lending agreements. The collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral had a fair value of $88,261 and $84,804 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$88,184
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	88,184
Securities received	—

Total collateral received	$88,184

65

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$5,395	$5,395
30 days or less	41,077	41,073
31 to 60 days	24,260	24,260
61 to 90 days	12,634	12,634
91 to 120 days	901	901
121 to 180 days	3,998	3,998
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	88,265	88,261
Securities received	—	—

Total collateral reinvested	$88,265	$88,261

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $88,267 (fair value of $88,261) that are currently tradable securities that could be sold and used to pay for the $88,184 in collateral calls that could come due under a worst-case scenario.

9. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation during the highest five consecutive years of employment. Pension expenses were $490, $627 and $1,255 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan

66

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $260, $280 and $532 for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for 2013, 2012 and 2011 was none. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $117, $110 and $210 for the years ended 2013, 2012 and 2011, respectively.

10. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a Cost Sharing agreement between Aegon companies, providing for needed services. The Company is also party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations by administering the day-to-day real estate and mortgage loan operations of the Company. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The net amount received by the Company as a result of being a party to these agreements was $51,725, $44,117, and $33,717 during 2013, 2012 and 2011, respectively. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $24,966, $23,814, and $24,411 from this agreement during 2013, 2012 and 2011, respectively.

Receivables from and payables to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. At December 31, 2013, and 2012, the Company reported a net amount of $19,859 and $10,992 (restated), respectively, due from affiliates. Terms of settlement

67

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

require that these amounts are settled within 90 days. During 2013, 2012 and 2011, the Company paid net interest of $8, $12, and $39, respectively, to affiliates.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $75,881 and $75,295, respectively.

11. Commitments and Contingencies

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $448 and $1,624 and an offsetting premium tax benefit of $222 and $809 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $252, $60 and $(1,824) for 2013, 2012 and 2011, respectively.

The Company had no contingent commitments or LIHTC commitments as of December 31, 2013 and 2012.

The Company is required by the Commodity Futures Trading Commission (CFTC) to maintain assets on deposit with brokers for futures trading activity done on behalf of the Company. The broker has a secured interest with priority in the pledged assets, however, the Company has the right to recall and substitute the pledged assets. At December 31, 2013 and 2012, respectively, the Company pledged assets in the amount of $18,694 and $14,125 to satisfy the requirements of futures trading accounts.

68

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $26,475 and $25,986, respectively. The Company had an outstanding liability for borrowed money in the amount $26,718 and $26,355 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest. The Company did not participate in dollar repurchase agreements at December 31, 2011.

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$26,624
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	26,624
Securities received	—

Total collateral received	$26,624

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

13. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

The Company is not subject to the annual fee imposed under section 9010 of the Affordable Care Act due to the Company’s health insurance premium falling below the $25 million threshold at which the fee applies.

69

Statutory-Basis Financial

Statement Schedules

Western Reserve Life Assurance Co. of Ohio

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$112,477 $	112,950	$112,477
States, municipalities and political subdivisions	53,342	52,613	53,342
Foreign governments	20,728	20,645	20,728
Hybrid securities	19,038	21,660	19,038
All other corporate bonds	1,243,373	1,273,978	1,242,468

Total fixed maturities	1,448,958	1,481,846	1,448,053
Mortgage loans on real estate	77,805		77,805
Real estate	33,641		33,641
Cash, cash equivalents and short-term investments	110,547		110,547
Policy loans	442,800		442,800
Securities lending reinvested collateral assets	88,265		88,265
Other invested assets	3,012		3,012

Total investments	$2,205,028		$2,204,123

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.
(2)	Corporate bonds of $2,006 are held at fair value rather than amortized cost due to having and NAIC 6 rating.

70

Western Reserve Life Assurance Co. of Ohio

Supplementary Insurance Information

(Dollars in Thousands)

Schedule III

	Future Policy Benefits and Expenses	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims, Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$1,478,901	$24,359	$515,740	$69,314	$563,939	$345,287
Group life and health	42,505	84	12,399	1,834	12,357	4,341
Annuity	389,341	642	12,952	21,342	187,631	(367,480)

	$1,910,747	$25,085	$541,091	$92,490	$763,927	$(17,852)

Year ended December 31, 2012 - restated
Individual life	$1,269,626	$24,833	$458,257	$57,260	$301,282	$358,243
Group life and health	32,078	313	12,904	1,296	9,674	9,421
Annuity	481,279	1,193	13,547	23,173	243,747	(210,941)

	$1,782,983	$26,339	$484,708	$81,729	$554,703	$156,723

Year ended December 31, 2011
Individual life	$1,182,368	$27,384	$447,724	$54,583	$248,384	$428,545
Group life and health	24,599	313	10,631	1,016	8,035	7,554
Annuity	540,352	1,617	22,244	24,432	341,509	(222,539)

	$1,747,319	$29,314	$480,599	$80,031	$597,928	$213,560

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

71

Western Reserve Life Assurance Co. of Ohio

Reinsurance

(Dollars in Thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$90,587,615	$22,500,865	$—	$68,086,750	0%

Premiums:
Individual life	$674,998	$159,258	$—	$515,740	0%
Group life and health	28,039	15,640	—	12,399	0%
Annuity	26,952	14,000	—	12,952	0%

	$729,989	$188,898	$—	$541,091	0%

Year ended December 31, 2012
Life insurance in force	$119,611,140	$63,828,956	$—	$55,782,184	0%

Premiums:
Individual life	$633,538	$175,282	$—	$458,256	0%
Group life and health	26,038	13,133	—	12,905	0%
Annuity	24,587	11,040	—	13,547	0%

	$684,163	$199,455	$—	$484,708	0%

Year ended December 31, 2011
Life insurance in force	$115,294,179	$64,174,427	$—	$51,119,752	0%

Premiums:
Individual life	$612,636	$165,675	$763	$447,724	0%
Group life	23,890	13,259	—	10,631	0%
Annuity	33,760	11,516	—	22,244	0%

	$670,286	$190,450	$763	$480,599	0%

72

TRANSAMERICA PREMIER AUDITED FINANCIALS

F I N A N C I A L S T A T E M E N T S A N D S C H E D U L E S – S T A T U T O R Y B A S I S

Monumental Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Mon Life 2013 SEC

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets – Statutory Basis	3
Statements of Operations – Statutory Basis	5
Statements of Changes in Capital and Surplus – Statutory Basis	7
Statements of Cash Flow – Statutory Basis	9
Notes to Financial Statements – Statutory Basis	11

Statutory-Basis Financial Statement Schedules	102

Summary of Investments – Other Than Investments in Related Parties	103
Supplementary Insurance Information	104
Reinsurance	105

Mon Life 2013 SEC

Report of Independent Auditors

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Monumental Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Iowa the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Mon Life 2013 SEC	1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 25, 2014

Mon Life 2013 SEC	2

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Cash, cash equivalents and short-term investments	$558,923	$1,355,524
Bonds:
Affiliated entities	57,200	57,200
Unaffiliated entities	12,324,799	12,391,672
Preferred stocks	9,541	8,418
Common stocks:
Affiliated entities (Cost: 2013- $32,862; 2012- $37,366)	16,599	25,872
Unaffiliated (Cost: 2013- $44,500; 2012- $76,945)	45,669	79,006
Mortgage loans on real estate	1,692,860	1,864,851
Real estate, at cost less allowance for depreciation (2013—$26; 2012—$26)	385	411
Real estate held for sale	6,900	4,792
Policy loans	470,549	477,665
Receivables for securities	—	2,798
Collateral balance	8,787	11,367
Derivatives	186,389	129,733
Securities lending reinvested collateral assets	322,209	350,329
Other invested assets	796,575	851,509

Total cash and invested assets	16,497,385	17,611,147
Premiums deferred and uncollected	178,129	201,418
Accrued investment income	166,253	170,354
Federal and foreign income tax recoverable	5,496	46,400
Net deferred income tax asset	162,711	199,932
Receivable from parent, subsidiaries and affiliates	30,774	1,788
Cash surrender value of life insurance policies	79,733	77,229
Reinsurance receivable	18,708	25,459
Goodwill	6,582	7,773
Contribution receivable from parent	135,000	—
Other assets	46,466	46,172
Separate account assets	14,526,003	12,669,510

Total admitted assets	$31,853,240	$31,057,182

Mon Life 2013 SEC	3

Monumental Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,833,288	$5,840,790
Annuity	3,425,826	3,629,809
Accident and health	716,358	562,271
Policy and contract claim reserves:
Life	127,459	78,293
Accident and health	110,669	120,190
Liability for deposit-type contracts	675,895	889,345
Other policyholders’ funds	6,596	6,872
Remittances and items not allocated	4,159	4,504
Reinsurance in unauthorized companies	1,980	2,167
Asset valuation reserve	243,972	191,992
Interest maintenance reserve	302,888	361,935
Funds held under reinsurance agreements	4,274,529	5,104,202
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	—	34,378
Transfers from separate accounts due or accrued	(29,291)	(265)
Deferred derivative gain	3,616	3,822
Derivatives	25,231	72,512
Payable for securities lending	322,209	350,329
Payable for derivative cash collateral	150,115	213,947
Borrowed money	53,453	6,222
Other liabilities	107,061	103,035
Separate account liabilities	14,526,003	12,669,510

Total liabilities	30,882,016	30,245,862
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 9,818.93 issued and outstanding	7,364	7,364
Class B common stock, $750 par value, 10,000 shares authorized, 3,697.27 issued and outstanding	2,773	2,773
Surplus notes	160,000	160,000
Paid-in surplus	757,199	621,273
Unassigned surplus	43,888	19,910

Total capital and surplus	971,224	811,320

Total liabilities and capital and surplus	$31,853,240	$31,057,182

See accompanying notes.

Mon Life 2013 SEC	4

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$449,210	$333,981	$262,979
Annuity	701,427	606,706	546,479
Accident and health	555,840	581,030	593,764
Net investment income	729,329	822,314	842,041
Amortization of interest maintenance reserve	15,572	11,029	4,412
Commissions and expense allowances on reinsurance ceded	209,400	377,804	529,883
Income from fees associated with investment management, administration and contract guarantees for separate accounts	40,883	36,701	34,847
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Other income	14,666	8,463	8,885

	2,490,781	2,015,383	2,668,767
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	511,898	465,017	488,759
Annuity benefits	313,064	306,295	275,877
Surrender benefits	1,019,522	824,936	731,102
Other benefits	84,131	66,556	67,452
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(7,502)	(315,073)	71,596
Annuity	(203,983)	(210,254)	(180,075)
Accident and health	154,087	41,635	15,919

	1,871,217	1,179,112	1,470,630
Insurance expenses:
Commissions	318,089	307,592	320,563
General insurance expenses	220,220	218,792	223,933
Taxes, licenses and fees	46,267	31,215	28,925
Net transfers from separate accounts	(312,793)	(189,380)	(136,670)
Change in provision for liquidity guarantees	(1,485)	(2,050)	1,120
Reinsurance reserve adjustment	(10)	(10)	(21)
Funds withheld ceded investment income	138,640	213,973	211,608
Experience refunds	247	(319)	(140)
Other expenses	6,918	662	5,347

	416,093	580,475	654,665

Total benefits and expenses	2,287,310	1,759,587	2,125,295
Gain from operations before dividends to policyholders, federal income tax expense and net realized capital losses on investments	$203,471	$255,796	$543,472

Mon Life 2013 SEC	5

Monumental Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Dividends to policyholders	$1,259	$1,279	$1,342

Gain from operations before federal income tax expense and net realized capital losses on investments	202,212	254,517	542,130
Federal income tax expense	23,987	103,095	31,580

Gain from operations before net realized capital losses on investments	178,225	151,422	510,550
Net realized capital losses on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	(11,351)	(7,876)	(28,842)

Net income	$166,874	$143,546	$481,708

See accompanying notes.

Mon Life 2013 SEC	6

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Write-Ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2011	$7,364	$2,773	$97,381	$160,000	$620,616	$286,288	1,174,422
Net income	—	—	—	—	—	481,708	481,708
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(12,083)	(12,083)
Change in nonadmitted assets	—	—	—	—	—	(246,969)	(246,969)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	(234)	(234)
Change in net deferred income tax asset	—	—	—	—	—	218,165	218,165
Change in asset valuation reserve	—	—	—	—	—	(30,847)	(30,847)
Change in surplus as a result of reinsurance	—	—	—	—	—	(321,587)	(321,587)
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	23,739	—	—	—	23,739
Dividends to stockholders	—	—	—	—	—	(300,000)	(300,000)
Correction of funds withheld investment income	—	—	—	—	—	(5,636)	(5,636)
Long-term incentive compensation	—	—	—	—	175	—	175

Balance at December 31, 2011	7,364	2,773	121,120	160,000	620,791	68,805	980,853
Net income	—	—	—	—	—	143,546	143,546
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(33,259)	(33,259)
Change in nonadmitted assets	—	—	—	—	—	(29,674)	(29,674)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	500	500
Change in net deferred income tax asset	—	—	—	—	—	823	823
Change in asset valuation reserve	—	—	—	—	—	(9,468)	(9,468)
Change in surplus as a result of reinsurance	—	—	—	—	—	207,517	207,517
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(121,120)	—	—	121,120	—
Dividends to stockholders	—	—	—	—	—	(450,000)	(450,000)
Long-term incentive compensation	—	—	—	—	482	—	482

Balance at December 31, 2012	$7,364	$2,773	$—	$160,000	$621,273	$19,910	$811,320

Mon Life 2013 SEC	7

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012	$7,364	$2,773	$160,000	$621,273	$19,910	$811,320
Net income	—	—	—	—	166,874	166,874
Capital contribution	—	—	—	135,000	—	135,000
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	95,530	95,530
Change in nonadmitted assets	—	—	—	—	3,579	3,579
Change in liability for reinsurance in unauthorized companies	—	—	—	—	187	187
Change in net deferred income tax asset	—	—	—	—	1,497	1,497
Change in asset valuation reserve	—	—	—	—	(51,980)	(51,980)
Change in surplus as a result of reinsurance	—	—	—	—	(63,742)	(63,742)
Correction of error related to deferred tax asset	—	—	—	—	7,033	7,033
Dividends to stockholders	—	—	—	—	(135,000)	(135,000)
Long-term incentive compensation	—	—	—	926	—	926

Balance at December 31, 2013	$7,364	$2,773	$160,000	$757,199	$43,888	$971,224

See accompanying notes.

Mon Life 2013 SEC	8

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$1,732,764	$1,537,729	$1,416,345
Net investment income	761,406	853,775	877,714
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Commission and expense allowances on reinsurance ceded	145,783	586,092	715,812
Miscellaneous (loss) income	56,927	45,527	34,367
Benefit and loss related payments	(1,911,975)	(1,594,215)	(1,594,795)
Net transfers from separate accounts	283,766	189,238	137,889
Commissions, expenses paid and aggregate write-ins for deductions	(800,587)	(815,311)	(782,498)
Dividends paid to policyholders	(1,295)	(1,321)	(1,383)
Federal income taxes paid (received)	43,860	(252,995)	(20,870)

Net cash provided by (used in) operating activities	85,103	(214,126)	628,058
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	2,194,421	5,234,590	2,889,949
Stocks	40,584	25,890	11,025
Mortgage loans	478,341	300,958	291,626
Real estate	2,950	3,570	2,828
Other invested assets	133,812	113,630	100,202
Securities lending reinvested collateral assets	—	—	98,876
Miscellaneous proceeds	15,434	4,313	24,228

Total investment proceeds	2,865,542	5,682,951	3,418,734
Costs of investments acquired:
Bonds	(2,136,260)	(3,414,940)	(2,112,595)
Stocks	(4,960)	(19,185)	(54,748)
Mortgage loans	(305,830)	(37,799)	(111,952)
Real estate	(7,799)	(5,071)	(5,436)
Other invested assets	(66,590)	(57,944)	(126,849)
Securities lending reinvested collateral assets	28,210	(21,939)	—
Derivatives	(66,568)	(47,592)	(115,760)
Miscellaneous applications	(2,367)	(1,828)	—

Total cost of investments acquired	(2,562,164)	(3,606,298)	(2,527,340)
Net decrease in policy loans	7,116	9,378	2,742

Net cost of investments acquired	(2,555,048)	(3,596,920)	(2,524,598)

Net cash provided by investing activities	310,494	2,086,031	894,136

Mon Life 2013 SEC	9

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net withdrawals on deposit-type contracts and other insurance liabilities	$(1,632,098)	$(612,670)	$(801,239)
Net change in reinsurance on deposit-type contracts and other insurance liabilities	1,292,709	456,205	588,705
Borrowed funds	47,065	6,200	—
Dividends to stockholders	(135,000)	(450,000)	(300,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(829,691)	(785,005)	(1,266,655)
Receivable from parent, subsidiaries and affiliates	(28,986)	102,834	(6,744)
Payable to parent, subsidiaries and affiliates	(34,378)	(86,405)	16,142
Payable for securities lending	(28,120)	21,939	(98,876)
Other cash provided (applied)	156,302	144,115	(375,531)

Net cash used in financing and miscellaneous activities	(1,192,197)	(1,202,787)	(2,244,198)

Net (decrease) increase in cash, cash equivalents and short-term investments	(796,601)	669,118	(722,004)
Cash, cash equivalents and short-term investments:
Beginning of year	1,355,524	686,406	1,408,410

End of year	$558,923	$1,355,524	$686,406

See accompanying notes.

Mon Life 2013 SEC	10

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC) (87.7%) and Aegon USA, LLC (Aegon) (12.3%). Both CGC and Aegon are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Effective December 19, 2011, Capital General Development Corporation (CGDC), which previously owned 99.8% of the Company, merged into Capital General Development Corporation, LLC (CGDC, LLC), a wholly-owned subsidiary of the Company. The merger resulted in the 9,791.64 shares of Class A common stock and 3,686.99 shares of Class B common stock of the Company owned by CGDC transferring to CGDC, LLC. These shares of Class A and Class B common stock were deemed cancelled as a result of the merger. CGDC, LLC was formed on December 16, 2011 for purposes of this merger and dissolved effective December 31, 2011.

Prior to the merger, CGDC was owned by CGC (87.7%) and Aegon (12.3%). As consideration of the merger of CGDC into CGDC, LLC, the Company issued 8,585.39 shares of Class A common stock and 3,232.78 shares of Class B common stock to CGC, and 1,206.25 shares of Class A common stock and 454.21 shares of Class B common stock to Aegon. There was no impact to the Company’s total number of Class A and Class B common stock shares issued and outstanding, only a change in ownership of those shares. As such, this transaction had no impact on the Company’s balance sheets.

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers, financial institutions and direct response methods.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Mon Life 2013 SEC	11

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds, including affiliated bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is also considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the

Mon Life 2013 SEC	12

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

Mon Life 2013 SEC	13

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC

Mon Life 2013 SEC	14

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of

Mon Life 2013 SEC	15

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Mon Life 2013 SEC	16

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-

Mon Life 2013 SEC	17

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable

Mon Life 2013 SEC	18

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $31,763 and $35,444 at December 31, 2013 and 2012, respectively, is net of the reserve of $12,375 and $26,128, respectively. Interest income of $1,969 and $2,758 was recognized for the years ended December 31, 2013 and 2012 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time

Mon Life 2013 SEC	19

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

Investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by the Iowa Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued for bonds in default of $210 and $155, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral is invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Mon Life 2013 SEC	20

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Mon Life 2013 SEC	21

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds

Mon Life 2013 SEC	22

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as unassigned surplus in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company invests in domestic corporate debt securities denominated in U.S. dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short dated transactions. Should a credit event occur, the Company may be required to deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expense. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a credit default swap which, in effect, converts

Mon Life 2013 SEC	23

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the high quality asset into a lower rated investment grade asset or sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss.

The Company replicates hybrid fixed to floating treasuries by combining a U.S. Treasury cash component with a forward starting swap which, in effect converts a fixed U.S. Treasury into hybrid fixed to floating treasury. The purpose of these replications is to aid duration matching between the treasuries and the supported liabilities. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

The Company holds some warrants linked to an Argentina Government GDP as part of an authorized workout from the Argentina Brady Bonds. The Company was put into these warrants and did not voluntarily transact into these types of instruments. The Company does not have any downside risk to the warrants, and only receives a payment if the GDP is above a specific threshold. These swaps are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.
Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets consist of shares in funds, considered common stock investments, which are valued daily and carried at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

The Company received variable contract premiums of $569,933, $466,320 and $402,855 in 2013, 2012 and 2011, respectively. In addition, the Company received $40,883, $36,701 and $34,847, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate account assets and liabilities reported in the accompanying financial statements consist of three types: guaranteed indexed, non-indexed guaranteed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Non-indexed guaranteed separate

Mon Life 2013 SEC	24

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed and non-indexed guaranteed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at fair value.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are

Mon Life 2013 SEC	25

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.5 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Mon Life 2013 SEC	26

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Repurchase Agreements

Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company did not participate in repurchase agreements during 2013 or 2012.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Mon Life 2013 SEC	27

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2013
2013	$—	$287,548	$175,537	$112,011
2012 and prior	195,349	(7,707)	106,262	81,380

	195,349	$279,841	$281,799	193,391

Active life reserve	487,112			633,636

Total accident and health reserves	$682,461			$827,027

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2012
2012	$—	$297,471	$177,262	$120,209
2011 and prior	192,420	(8,435)	108,845	75,140

	192,420	$289,036	$286,107	195,349

Active life reserve	453,015			487,112

Total accident and health reserves	$645,435			$682,461

The Company’s unpaid claims reserve was decreased by $7,707 and $8,435 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively. The Company incurred $3,895 and paid $3,624 of claim adjustment expenses during 2013, of which $1,972 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $3,036 and paid $3,066 of claim adjustment expenses during 2012, of which $1,475 of the paid amount was attributable to insured or covered events of prior years. The Company did not

Mon Life 2013 SEC	28

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan, Long-Term Incentive Compensation and Stock Appreciation Rights Plans

Certain management employees of the Company participate in a stock-based long-term incentive compensation plan issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense or benefit related to this plan for the Company’s management employees has been charged to the Company, with an offsetting amount credit to paid-in surplus. The Company recorded an accrued expense in the amount of $926, $482 and $175 for the years ended December 31, 2013, 2012 and 2011, respectively.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as

Mon Life 2013 SEC	29

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments

Mon Life 2013 SEC	30

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position and did not require any additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $121,120 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the

Mon Life 2013 SEC	31

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $121,120, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are certain exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees. See Note 14 on Commitments and Contingencies for further details.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a

Mon Life 2013 SEC	32

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability for insurance-related assessments and required additional disclosures. The adoption of this accounting principle had no financial impact to the Company. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of this change, $72,512 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

During 2013, the Company changed the presentation of deposit-type contract fund deposit and withdrawal activity within the Statement of Cash Flow. As a result of this change, $613,183 was reclassified from Other cash provided (applied) to Net withdrawals on deposit-type contracts and other insurance liabilities within the 2012 Statement of Cash Flow to conform to the 2013 presentation.

Mon Life 2013 SEC	33

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On the 2012 Statements of Operations, $10,786 was reclassified from Premiums and other considerations, net of reinsurance: Annuity to Premiums and other considerations, net of reinsurance: Life as it was determined that this amount represented considerations for supplementary contracts with life contingencies and should be shown accordingly.

2. Prescribed and Permitted Statutory Accounting Practices

The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under Iowa Insurance Law.

The NAIC SAP has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits and secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

	2013	2012	2011
Net income (loss) State of Iowa basis	$166,874	$143,456	$481,708
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income (loss), NAIC SAP	$166,874	$143,456	$481,708

Statutory surplus, State of Iowa basis	$971,224	$811,320	$980,853
State prescribed practice for secondary guarantee reinsurance	(38,696)	(36,211)	(33,734)

Statutory surplus, NAIC SAP	$932,528	$775,109	$947,119

Mon Life 2013 SEC	34

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Accounting Changes and Correction of Errors

During 2013, the Company determined the mark-to-market adjustment on certain swap unwinds within its synthetic asset mortgage loan program were incorrectly not made for purposes of determining taxable income at December 31, 2011. Upon reviewing the impact on the prior years, an adjustment of $7,033 was designated as a prior year correction of an error and presented as a change in unassigned surplus for the year ended December 31, 2013.

During the first quarter of 2011, it was determined that the investment income credit calculation that was utilized at year end 2010 to determine the amount of income to remit to an affiliated reinsurer was incorrect. This prior year error resulted in an understatement of the amount of funds withheld investment income that should have been remitted to the affiliated reinsurer for the year of 2010 in the amount of $5,636. This correction has been presented as a change in unassigned surplus.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities

Mon Life 2013 SEC	35

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Mon Life 2013 SEC	36

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Mon Life 2013 SEC	37

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 8, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Mon Life 2013 SEC	38

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Mon Life 2013 SEC	39

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$471,024	$471,024	$—	$471,024	$—	$—
Bonds	12,966,536	12,381,999	805,464	11,658,490	502,582	—
Preferred stocks, other than affiliates	8,955	9,541	—	8,819	136	—
Common stocks, other than affiliates	45,668	45,668	4,313	1	41,354	—
Mortgage loans on real estate	1,750,784	1,692,860	—	—	1,750,784	—
Other invested assets	139,312	132,528	—	132,614	6,698	—
Options	175,442	174,065	238	170,009	5,195	—
Interest rate swaps	4,890	4,215	—	4,890	—	—
Currency swaps	11,725	6,153	—	11,725	—	—
Credit default swaps	3,864	1,955	—	3,864	—	—
Policy loans	470,549	470,549	—	470,549	—	—
Securities lending reinvested collateral	322,142	322,209	—	322,142	—	—
Receivable from parent, subsidiaries and affiliates	30,774	30,774	—	57,108	—	—
Separate account assets	13,637,553	13,637,553	11,637,283	1,998,253	2,017	—
Liabilities
Investment contract liabilities	3,660,871	3,644,500	—	47,704	3,613,167	—
Interest rate swaps	(141,882)	4,164	—	(141,882)	—	—
Currency swaps	19,741	13,783	—	19,741	—	—
Credit default swaps	(4,576)	7,285	—	(4,576)	—	—
Separate account annuity liabilities	14,413,405	14,416,133	—	14,337,451	75,954	—
Surplus notes	168,622	160,000	—	—	168,622	—

Mon Life 2013 SEC	40

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31 2012
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,340,103	$1,340,103	$—	$1,340,103	$—	$—
Bonds	13,724,625	12,448,872	657,112	12,371,746	695,767	—
Preferred stocks, other than affiliates	7,715	8,418	—	7,579	136	—
Common stocks, other than affiliates	79,006	79,006	5,773	—	73,233	—
Mortgage loans on real estate	1,964,977	1,864,851	—	—	1,964,977	—
Other invested assets	145,019	135,696	—	136,328	8,691	—
Floors, caps, options and swaptions	96,009	96,009	65	95,944	—	—
Interest rate swaps	474,682	27,728	—	474,682	—	—
Currency swaps	13,552	5,960	—	13,552	—	—
Credit default swaps	1,283	36	—	1,283	—	—
Policy loans	477,665	477,665	—	477,665	—	—
Securities lending reinvested collateral	350,162	350,329	—	350,162	—	—
Receivable from parent, subsidiaries and affiliates	1,788	1,788	—	1,788	—	—
Separate account assets	11,548,616	12,669,510	9,723,879	1,800,699	24,038	—
Liabilities
Investment contract liabilities	4,522,569	4,619,786	—	435,540	4,087,029	—
Interest rate swaps	146,339	26,853	—	146,339	—	—
Currency swaps	37,673	39,587	—	37,673	—	—
Credit default swaps	2,616	6,072	—	2,616	—	—
Payable to parent, subsidiaries and affiliates	34,378	34,378	—	34,378	—	—
Separate account annuity liabilities	12,605,439	12,605,099	—	12,435,092	170,347	—
Surplus notes	178,570	160,000	—	—	178,570	—

Mon Life 2013 SEC	41

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,835	$—	$15,835
Industrial and miscellaneous	—	12,688	42,852	55,540

Total bonds	—	28,523	42,852	71,375
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	4,313	1	41,354	45,668

Total common stock	4,313	1	41,354	45,668
Short-term
Government	—	2	—	2
Industrial and miscellaneous	—	285,271	—	285,271
Mutual funds	—	185,481	—	185,481
Sweep accounts	—	270	—	270

Total short-term	—	471,024	—	471,024
Derivative assets	238	186,624	5,195	192,057
Separate account assets	11,637,283	1,998,253	13,923	13,649,459

Total assets	$11,641,834	$2,684,425	$103,460	$14,429,719

Liabilities:
Derivative liabilities	$—	$122,024	$—	$122,024
Separate account liabilities	538	1,129	—	1,667

Total liabilities	$538	$123,153	$—	$123,691

Mon Life 2013 SEC	42

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$27,052	$15,467	$42,519

Total bonds	—	27,052	15,467	42,519
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	5,773	—	73,233	79,006

Total common stock	5,773	—	73,233	79,006
Short-term investments
Government	—	2	—	2
Industrial and miscellaneous	—	1,098,015	—	1,098,015
Mutual funds	—	166,890	—	166,890
Sweep accounts	—	75,196	—	75,196

Total short-term investments	—	1,340,103	—	1,340,103
Derivative assets	66	97,509	—	97,575
Separate account assets	9,723,879	1,800,700	24,038	11,548,617

Total assets	$9,729,718	$3,265,364	$112,874	$13,107,956

Liabilities:
Derivative liabilities	$—	$21,020	$—	$21,020
Separate account liabilities	—	1,722	—	1,722

Total liabilities	$—	$22,742	$—	$22,742

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Preferred stock in Level 3 is being internally calculated.

Common stock in Level 3 is comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as they can only be redeemed by the bank. In addition, the Company owns common stock being carried at book value and some warrants that are valued using broker quotes.

Mon Life 2013 SEC	43

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 would represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Derivatives classified as Level 3 represent OTC contracts valued using internal pricing models based on observable bond market prices and other market observable data or third party pricing and broker quotes.

Separate account assets are valued and classified in the same way as general account assets (described above). For example, separate account assets in Level 3 are those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Separate account liabilities consist of derivative liabilities held on the separate accounts. They are valued in the same way as the general account derivatives (described above).

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

Mon Life 2013 SEC	44

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$247	$—	$—	$(128)	$95
Other	15,220	12,501	—	(569)	17,686
Preferred stock	136	—	—	—	—
Common stock	73,233	84	—	(13)	(1,005)
Derivatives	—	—	—	2,753	—
Separate account assets	24,038	—	11,839	78	2,777

Total	$112,874	$12,585	$11,839	$2,121	$19,553

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$214
Other	142	—	—	2,342	42,638
Preferred stock	—	—	—	—	136
Common stock	15	—	18,725	12,234	41,355
Derivatives	—	2,442	—	—	5,195
Separate account assets	—	—	—	1,131	13,923

Total	$157	$2,442	$18,725	$15,707	$103,461

Mon Life 2013 SEC	45

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,219	$621	$1,047	$(198)	$(236)
Other	13,224	3,149	2,993	(1,835)	3,127
Preferred stock	136	—	—	—	—
Common stock	78,106	—	788	—	(2,486)
Derivatives	—	4,257	—	—	1,400
Separate account assets	31,150	1,145	1,033	104	(6,422)

Total	$123,835	$9,172	$5,861	$(1,929)	$(4,617)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$112	$247
Other	30	2,610	—	2,092	15,220
Preferred stock	—	—	—	—	136
Common stock	—	2,116	—	3,715	73,233
Derivatives	6,369	—	—	12,026	—
Separate account assets	—	—	—	906	24,038

Total	$6,399	$4,726	$—	$18,851	$112,874

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributed to securities being valued using third party vendor inputs at December 31, 2012 and 2011, subsequently changing to being internally modeled during 2013 and 2012. In addition, transfers in for bonds were attributed to securities being carried at amortized cost at December 31, 2012 and 2011, subsequently being carried at fair value during 2013 and 2012. Transfers in for bonds were also attributed to securities being valued using broker quotes which utilize observable inputs at December 31, 2011, subsequently changing to being valued using broker quotes which utilize unobservable inputs during 2012.

Mon Life 2013 SEC	46

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012. Also, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for common stock were attributed to securities being valued using third party vendor inputs at December 31, 2012, subsequently changing to being internally modeled during 2013.

Transfers out for common stock were attributed to securities being valued using a stale price at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for derivatives were attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers in for separate account bonds were partly attributed to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being valued using a stale price, thus causing the transfer into Level 3 during 2012. Transfers in for separate account bonds were also attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers out for separate account bonds were partly attributed to securities being valued using non-binding broker quotes or internal modeling which utilize unobservable inputs at December 21, 2012, subsequently changing to being valued using third party vendor inputs during 2013. Transfers out for separate account bonds were attributed to securities being valued using internal modeling at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Nonrecurring fair value measurements

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2013 and 2012, the Company has several properties that are held for sale. Therefore, these properties are carried at fair value less cost to sell, which amounts to $6,900 and $4,792 as of December 31, 2013 and 2012, respectively.

The properties held for sale include one home office property with a fair value of $3,500 as of December 31, 2013 and 2012. Fair value of this property was determined based upon an external appraisal following the income approach. In addition, several residential properties are held for sale with a fair value of $3,400 and $1,292 as of December 31, 2013 and 2012, respectively. Fair value for these residential properties was also determined based upon external appraisals.

Mon Life 2013 SEC	47

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The fair value measurements are classified in Level 3 as the external appraisals utilize inputs and adjustments for the specific attributes of these properties that are not market observable.

5. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks are as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$603,161	$11,257	$3,328	$16,419	$594,671
State, municipal and other government	407,239	36,555	1,818	8,507	433,469
Hybrid securities	405,592	7,433	53,637	73	359,315
Industrial and miscellaneous	8,507,349	752,983	64,818	93,914	9,101,600
Mortgage and other asset-backed securities	2,401,458	115,242	60,791	24,903	2,431,006

	12,324,799	923,470	184,392	143,816	12,920,061
Unaffiliated preferred stocks	9,541	411	997	—	8,955

	$12,334,340	$923,881	$185,389	$143,816	$12,929,016

Mon Life 2013 SEC	48

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$374,681	$69,908	$71	$32	$444,486
State, municipal and other government	439,755	80,688	6,794	83	513,566
Hybrid securities	407,536	10,892	102,392	—	316,036
Industrial and miscellaneous	8,568,198	1,242,136	12,199	14,798	9,783,337
Mortgage and other asset-backed securities	2,601,502	139,599	118,613	1,714	2,620,774

	12,391,672	1,543,223	240,069	16,627	13,678,199
Unaffiliated preferred stocks	8,418	275	978	—	7,715

	$12,400,090	$1,543,498	$241,047	$16,627	$13,685,914

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 219 and 192 securities with a carrying amount of $1,506,148 and $1,524,672 and an unrealized loss of $185,389 and $241,047 with an average price of 87.7 and 84.2 (fair value/amortized cost). Of this portfolio, 76.4% and 66.6% were investment grade with associated unrealized losses of $124,981 and $107,124, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 461 and 144 securities with a carrying amount of $3,079,455 and $874,294 and an unrealized loss of $143,816 and $16,627 with an average price of 95.3 and 98.1 (fair value/amortized cost). Of this portfolio, 97.3% and 96.8% were investment grade with associated unrealized losses of $140,339 and $15,035, respectively.

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 3 and 3 securities with a cost of $14 and $14 and an unrealized loss of $1 and $1 with an average price of 96.9 and 96.9 (fair value/cost).

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 2 and 5 securities with a cost of $14,052 and $28,665 and an unrealized loss of $1 and $78 with an average price of 100.0 and 99.7 (fair value/cost).

Mon Life 2013 SEC	49

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$15,070	$372,247	$387,317
State, municipal and other government	9,976	110,669	120,645
Hybrid securities	197,309	22,080	219,389
Industrial and miscellaneous	590,431	1,823,597	2,414,028
Mortgage and other asset-backed securities	505,970	607,046	1,113,016

	1,318,756	2,935,639	4,254,395
Unaffiliated preferred stocks	2,003	—	2,003
Unaffiliated common stocks	14	14,051	14,065

	$1,320,773	$2,949,690	$4,270,463

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$3,328	$14,923	$18,251
State, municipal and other government	35,022	3,614	38,636
Hybrid securities	202,462	—	202,462
Industrial and miscellaneous	189,141	781,804	970,945
Mortgage and other asset-backed securities	851,649	57,326	908,975

	1,281,602	857,667	2,139,269
Unaffiliated preferred stocks	2,022	—	2,022
Unaffiliated common stocks	14	28,588	28,602

	$1,283,638	$886,255	$2,169,893

Mon Life 2013 SEC	50

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$216,702	$219,687
Due after one year through five years	1,968,356	2,103,074
Due after five years through ten years	2,014,564	2,117,004
Due after ten years	5,723,719	6,049,290

	9,923,341	10,489,055
Mortgage and other asset-backed securities	2,401,458	2,431,006

	$12,324,799	$12,920,061

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Banking

At December 31, 2013 the Company’s banking sector portfolio had investments in an unrealized loss position which had a fair value of $651,783 and a carrying value of $746,112, resulting in a gross unrealized loss of $94,329. The gross unrealized losses in the banking sub-sector primarily reflect low floating rate coupons on some securities, credit spread widening since the time of acquisition due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and global economic uncertainty. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

The value of the Company’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are

Mon Life 2013 SEC	51

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2013.

Subprime Mortgages

At December 31, 2013, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $382,043 and a carrying value of $418,865, resulting in a gross unrealized loss of $36,822. ABS – housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools.

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and are reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults

Mon Life 2013 SEC	52

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2013.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2103, 2012 or 2011.

Mon Life 2013 SEC	53

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$64,235	$4,238	$59,997	$29,895
2nd quarter present value of cash flows expected to be less than the amortized cost basis	63,316	23,474	39,842	23,109
3rd quarter present value of cash flows expected to be less than the amortized cost basis	51,903	6,627	45,276	23,345
4th quarter present value of cash flows expected to be less than the amortized cost basis	42,936	6,503	36,433	22,696

Aggregate total	$222,390	$40,842	$181,548	$99,045

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$39,343	$1,922	$37,421	$25,549
2nd quarter present value of cash flows expected to be less than the amortized cost basis	49,355	3,300	46,055	21,984
3rd quarter present value of cash flows expected to be less than the amortized cost basis	36,667	2,145	34,522	20,556
4th quarter present value of cash flows expected to be less than the amortized cost basis	36,404	885	35,519	17,847

Aggregate total	$161,769	$8,252	$153,517	$85,936

Mon Life 2013 SEC	54

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$70,530	$5,417	$65,113	$32,730
2nd quarter present value of cash flows expected to be less than the amortized cost basis	78,321	4,614	73,707	32,487
3rd quarter present value of cash flows expected to be less than the amortized cost basis	58,385	3,162	55,223	35,076
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,581	7,175	47,406	39,648

Aggregate total	$261,817	$20,368	$241,449	$139,941

Mon Life 2013 SEC	55

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
00075XAG2	$9,270	$8,751	$519	$8,751	$341	1Q 2013
00442LAD1	2,454	2,325	129	2,325	2,088	1Q 2013
02148YAJ3	84	82	2	82	45	1Q 2013
02149QAD2	3,277	3,234	43	3,234	2,721	1Q 2013
045427AE1	753	311	442	311	169	1Q 2013
05953YAG6	215	209	6	209	159	1Q 2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q 2013
35729PPC8	4,000	3,869	131	3,869	703	1Q 2013
39539KAF0	213	205	8	205	199	1Q 2013
46628SAJ2	2,367	2,247	120	2,247	2,287	1Q 2013
55308LAB2	5,692	5,230	462	5,230	3,740	1Q 2013
65536PAA8	15	14	1	14	10	1Q 2013
75971EAF3	4,666	4,576	90	4,576	3,462	1Q 2013
761118VY1	3,127	3,065	62	3,065	2,444	1Q 2013
81379EAD4	47	—	47	—	1	1Q 2013
83612TAF9	7,863	7,176	687	7,176	358	1Q 2013
86358EZU3	8,849	7,653	1,196	7,653	525	1Q 2013
3622NAAC4	82	81	1	81	72	1Q 2013
00075XAG2	8,737	4,832	3,905	4,832	298	2Q 2013
05953YAG6	202	199	3	199	149	2Q 2013
126670ZN1	7,108	3,498	3,610	3,498	6,137	2Q 2013
126694A32	1,710	1,698	12	1,698	1,432	2Q 2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q 2013
24763LDE7	190	189	1	189	147	2Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
68400DAG9	5,917	547	5,370	547	8	2Q 2013
68403HAF9	2,226	4	2,222	4	2	2Q 2013
83611MMM7	7,430	7,128	302	7,128	408	2Q 2013
83612TAC6	7,498	6,902	596	6,902	3,863	2Q 2013
83612TAF9	7,159	18	7,141	18	18	2Q 2013

Mon Life 2013 SEC	56

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

CUSIP	Amortized Cost before Current Period OTTI	Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value	Quarter in which Impairment Occurred
86358EZU3	554	486	68	486	28	2Q 2013
61753NAC4	28	27	1	27	15	2Q 2013
00075XAG2	4,819	2,950	1,869	2,950	90	3Q 2013
00442LAD1	2,163	2,055	108	2,055	2,627	3Q 2013
02146QAB9	64	63	1	63	108	3Q 2013
02149QAD2	3,087	3,083	4	3,083	2,600	3Q 2013
045427AE1	291	283	8	283	383	3Q 2013
059515AC0	555	528	27	528	402	3Q 2013
05953YAG6	193	183	10	183	145	3Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
36245RAA7	719	714	5	714	540	3Q 2013
39539KAF0	151	151	—	151	127	3Q 2013
61754HAB8	352	341	11	341	245	3Q 2013
68400DAG9	543	4	539	4	2	3Q 2013
75970QAJ9	3,245	3,162	83	3,162	2,691	3Q 2013
75971EAF3	4,459	4,398	61	4,398	3,532	3Q 2013
761118VY1	3,497	3,273	224	3,273	2,843	3Q 2013
83611MMM7	7,118	6,863	255	6,863	356	3Q 2013
83612TAC6	6,899	6,751	148	6,751	3,855	3Q 2013
86358EZU3	7,508	4,477	3,031	4,477	329	3Q 2013
52524YAF0	2,430	2,373	57	2,373	2,102	3Q 2013
61753NAC4	26	26	—	26	14	3Q 2013
00075XAG2	2,937	1,013	1,924	1,013	57	4Q 2013
00442LAD1	1,980	1,931	49	1,931	2,724	4Q 2013
02149QAD2	2,983	2,902	81	2,902	2,589	4Q 2013
045427AE1	270	218	52	218	169	4Q 2013
24763LDE7	189	164	25	164	154	4Q 2013
35729PPC8	3,589	3,174	415	3,174	343	4Q 2013
75970QAJ9	3,127	2,974	153	2,974	2,684	4Q 2013
75971EAF3	4,325	4,127	198	4,127	3,599	4Q 2013
761118RM2	1,818	1,490	328	1,490	1,620	4Q 2013
83611MMM7	6,854	6,457	397	6,457	757	4Q 2013
83612TAC6	6,716	6,518	198	6,518	4,026	4Q 2013
86358EZU3	4,443	1,936	2,507	1,936	279	4Q 2013
12640WAG5	1,995	1,851	144	1,851	2,111	4Q 2013
61753NAC4	25	24	1	24	15	4Q 2013
45660LKW8	1,685	1,652	33	1,652	1,571	4Q 2013

Mon Life 2013 SEC	57

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$115,229	$24,886
The aggregate related fair value of securities with unrealized losses	605,686	607,046

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$235,956	$7,106
The aggregate related fair value of securities with unrealized losses	917,808	79,785

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$608,872	$665,143	$698,531
Preferred stocks	4,516	3,791	3,007
Common stocks	1,893	3,599	3,305
Mortgage loans on real estate	98,876	119,979	123,944
Real estate	1,247	1,018	1,095
Policy loans	29,032	29,076	30,126
Cash, cash equivalents and short-term investments	1,353	2,203	2,440
Derivatives	12,632	15,357	5,840
Other invested assets	3,991	13,212	8,697
Other	(738)	3,441	1,121

Gross investment income	761,674	856,819	878,106
Less investment expenses	32,345	34,505	36,065

Net investment income	$729,329	$822,314	$842,041

Mon Life 2013 SEC	58

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,582,738	$4,357,730	$2,597,080

Gross realized gains	$12,758	$417,006	$66,223
Gross realized losses	(13,236)	(27,531)	(22,934)

Net realized capital gains (losses)	$(478)	$389,475	$43,289

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $41,176, $22,898 and $33,707, respectively, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(41,648)	$366,392	$9,633
Preferred stocks	—	185	(51)
Common stocks	(203)	181	2,699
Mortgage loans on real estate	(30)	(3,240)	(8,533)
Real estate	(2,742)	(3,704)	(1,869)
Cash, cash equivalents and short-term investments	1	1	14
Derivatives	(66,568)	(47,592)	(115,760)
Other invested assets	20,448	24,655	14,586

	(90,742)	336,878	(99,281)
Federal income tax effect	35,916	(128,376)	24,360
Transfer to (from) interest maintenance reserve	43,475	(216,378)	46,079

Net realized capital losses on investments	$(11,351)	$(7,876)	$(28,842)

At December 31, 2013 and 2012, the Company had recorded investments in restructured securities of $320 and $7,170, respectively. The capital (losses) taken as a result of restructures in 2013, 2012 and 2011 were $(156), $(368) and $(6,868), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

Mon Life 2013 SEC	59

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$50,095	$(16,551)	$4,454
Preferred stocks	—	1,408	(1,408)
Common stocks	(892)	(4,558)	(5,607)
Affiliated entities	(4,768)	(5,899)	(570)
Mortgage loans on real estate	253	1,255	(1,637)
Derivatives	94,576	26,867	3,422
Other invested assets	18,545	(38,135)	(4,716)

Change in unrealized capital gains (losses), before tax	157,809	(35,613)	(6,062)
Taxes on unrealized capital gains/loss	(62,279)	2,354	(6,021)

Change in unrealized capital gains (losses), net of tax	$95,530	$(33,259)	$(12,083)

The Company’s investments in mortgage loans principally involve commercial real estate.

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA - AA	$755	$1,151,315	$1,152,070
A	40,812	330,399	371,211
BBB	6,719	22,496	29,215
BB	—	131,804	131,804
B	—	3,352	3,352

	$48,286	$1,639,366	$1,687,652

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the maximum and minimum lending rates for mortgage loans during were 5.87% and 3.00%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of

Mon Life 2013 SEC	60

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

origination was 77%. During 2013, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2013, mortgage loans with a carrying value of $1,061 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans that required excluding the amount from investment income at December 31, 2013. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2013.

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$48,286	$—	$3,930	$—	$1,505,460	$133,906	$1,691,582
(b) 30-59 Days Past Due	—	—	217	—	—	—	217
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	1,061	—	—	—	1,061

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$74,872	$—	$4,176	$—	$1,608,517	$175,705	$1,863,270
(b) 30-59 Days Past Due	—	—	190	—	—	—	190
(c) 60-89 Days Past Due	—	—	125	—	—	—	125
(d) 90-179 Days Past Due	—	—	138	—	—	—	138
(e) 180+ Days Past Due	—	—	1,128	—	—	—	1,128

During 2012, the maximum and minimum lending rates for mortgage loans during were 5.00% and 3.65%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 67%. During 2012, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2012, mortgage loans with a carrying value of $1,128 were non-income producing for the previous 180 days. Accrued interest of $152 related to these mortgage loans was excluded from investment income at December 31, 2012. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2012.

At December 31, 2013 and 2012, respectively, the net admitted asset value in impaired loans with a related allowance for credit losses was $7,983 and $7,926. The Company held an allowance for credit losses on mortgage loans in the amount of $247 and $499 at December 31, 2013 and 2012, respectively. The average recorded investment in impaired loans during 2013 and 2012 was $7,915 and $7,735, respectively. There was no recorded investment in impaired loans without an allowance for credit losses during 2013 or 2012.

Mon Life 2013 SEC	61

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2013	2012	2011
Balance at beginning of period	$499	$1,754	$117
Additions, net charged to operations	—	—	1,754
Recoveries in amounts previously charged off	(252)	(1,255)	(117)

Balance at end of period	$247	$499	$1,754

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $540, $552 and $312 of interest income on impaired loans for the years ended December 31, 2013, 2012 and 2011, respectively. The Company recognized interest income on a cash basis of $540, $552 and $312 for the years ended December 31, 2013, 2012 and 2011, respectively.

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $2,768, $3,996 and $2,373 were taken on real estate in 2013, 2012 and 2011, respectively, to write the book value down to the current fair value and were reflected as realized losses in the statements of operations.

During 2013 and 2012, respectively, mortgage loans of $7,754 and $4,690 were foreclosed or acquired by deed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $21,969 and $17,693, respectively.

Mon Life 2013 SEC	62

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution
	December 31
	2013	2012
Pacific	25%	22%
South Atlantic	19	18
Middle Atlantic	16	24
E. South Central	13	12
W. South Central	10	8
Mountain	7	6
E. North Central	5	4
W. North Central	4	4
New England	1	2

Property Type Distribution
	December 31
	2013	2012
Office	47%	48%
Retail	18	18
Apartment	14	15
Industrial	10	9
Other	4	3
Medical	4	3
Agricultural	3	4
Residential	0	0

At December 31, 2013, 2012 and 2011, the Company held mortgage loans with a total net admitted value of $378, $137 and $137, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2013, 2012 and 2011 related to such restructurings. There were no commitments to lend additional funds to debtors owing receivables at December 31, 2013, 2012 or 2011.

During 2012, the Company recorded an impairment of $694 for its investment in Green Mountain Partners II, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

During 2011, the Company recorded an impairment of $1,982 for its investment in Ridge Capital Fund I, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

On December 31, 2010, the Company acquired two real estate related limited liability company interests (Transamerica Pyramid Properties, LLC and Transamerica Realty Properties, LLC) from Transamerica Life Insurance Company (TLIC), an affiliate, for a combined purchase price of $252,975. The price paid was based predominantly on the valuations of the properties within each of those entities. This transaction was accounted for as a business combination using the statutory purchase method and resulted in goodwill of $100,674, which was included in the

Mon Life 2013 SEC	63

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

carrying amount of these other invested assets. Amortization in the amount of $10,067 was recorded during each of the years ending December 31, 2013 and 2012, which is reflected in the carrying value of these other invested assets with an offset to the change in net unrealized capital gains/losses. As the carrying amount of the total positive goodwill of the Company exceeded 10% of the September 30, 2013 capital and surplus, adjusted to exclude positive goodwill and net deferred tax assets as of September 30, 2013, goodwill in the amount of $10,702 associated with this transaction was nonadmitted at December 31, 2013. The entire goodwill balance associated with this transaction was admitted at December 31, 2012.

For the year ending December 31, 2013, the Company had ownership interests in forty-eight LIHTC properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fourteen years. The amount of contingent equity commitments expected to be paid during the years 2014 to 2025 is $2,032. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2012, the Company had ownership interests in fifty-seven LIHTC properties. The remaining years of unexpired tax credits ranged from one to thirteen and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fifteen years. The amount of contingent equity commitments expected to be paid during the years 2013 to 2025 is $7,640. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$462	$1,033

Total		$462	$1,033

		December 31, 2012
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$810	$1,381

Total		$810	$1,381

*The	unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

Mon Life 2013 SEC	64

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company had no non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2013, 2012 and 2011.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities).

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $370,542 and $585,525, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,904 and $186,630, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company has recorded $88,048, $287 and $(14,830), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 20 years for forecasted hedge transactions.

For the years ended December 31, 2013, 2012 and 2011 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Mon Life 2013 SEC	65

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the company has accumulated deferred gains in the amount of $3,616 and $3,822, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $562,373 and $469,474, respectively, and credit default and forward starting interest rate swaps with a fair value of $8,188 and $(26,540), respectively.

For the year ended December 31, 2013 and 2012, the Company recognized $77 and $1,639 in capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond.

Mon Life 2013 SEC	66

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

	Maximum Future
	Maturity	Payout	Current Fair
Deal, Receive (Pay), Underlying	Date	(Estimated)	Value
43231,SWAP, USD 1 / (USD 0), :912810PX0	12/20/2015	$10,000	$111
43285,SWAP, USD 1 / (USD 0), :CDXIG 17	12/20/2016	7,500	154
43286,SWAP, USD 1 / (USD 0), :CDXIG17	12/20/2016	3,500	72
43299,SWAP, USD 1 / (USD 0), :JP1200551248	3/20/2017	12,000	293
43302,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43307,SWAP, USD 1 / (USD 0), :US731011AN26	3/20/2017	15,000	264
43310,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43321,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	5,000	57
43347,SWAP, USD 1 / (USD 0), :US416515AY06	6/20/2017	25,000	437
47295,SWAP, USD 1 / (USD 0), :US59156RAN89	6/20/2017	25,000	418
47296,SWAP, USD 1 / (USD 0), :US172967ES69	6/20/2017	25,000	420
47297,SWAP, USD 1 / (USD 0), :US743410AW27	6/20/2017	25,000	345
43374,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	10,000	215
43394,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	10,000	(113)
43601,SWAP, USD 1 / (USD 0), :US88322LAA70	9/20/2017	5,100	10
43613,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	7,800	(206)
46410,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	20,000	426
46411,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	19,000	405
46915,SWAP, USD 1 / (USD 0), :61761DAD4	12/20/2017	20,000	247
47037,SWAP, USD 1 / (USD 0), :12624PAE5	12/20/2017	5,000	106
47657,SWAP, USD 1 / (USD 0), :92939RBB7	12/20/2017	12,500	209
48775,SWAP, USD 1 / (USD 0), :12624QAR4	12/20/2017	12,500	266
49952,SWAP, USD 1 / (USD 0), :94987MAB7	12/20/2017	5,000	73
53497,SWAP, USD 1 / (USD 0), :20048EAY7	12/20/2017	15,000	319
53821,SWAP, USD 1 / (USD 0), :92937EAZ7	3/20/2018	22,000	432
54329,SWAP, USD 1 / (USD 0), :76116FAG2	3/20/2018	10,000	30
54865,SWAP, USD 5 / (USD 0), :61761QAE3	3/20/2018	15,000	2408
55127,SWAP, USD 1 / (USD 0), :36228CUV3	3/20/2018	2,300	(95)
60519,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275
60520,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	(7)
60521,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59110,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	200
59117,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59280,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275

Mon Life 2013 SEC	67

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

At December 31, 2013 and 2012, the Company held options with a fair value of $5,432 and $66, respectively.

At December 31, 2013 and 2012, the Company’s outstanding derivative financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive floating—pay floating	$—	$31,620
Receive fixed—pay floating	43,970	88,562
Receive floating—pay fixed	19,500	19,500
Receive fixed—pay fixed	482,442	—
Swaps:
Receive fixed—pay floating	1,701,576	2,748,946
Receive fixed—pay fixed	53,003	—
Receive floating—pay fixed	179,200	664,840
Receive floating—pay floating	39,200	39,200

The Company recognized net realized gains (losses) from futures contracts in the amount of $3,578, $1,917 and $(399), for the years ended December 31, 2013, 2012 and 2011, respectively.

Open futures contracts at December 31, 2013 and 2012 were as follows:

			Opening	Year-End
			Fair	Fair
Long/Short	Number of Contracts	Contract Type	Value	Value
December 31, 2013
Long	50	S&P 500 March 2014 Futures	$22,253	$23,013
Short	116	S&P 500 E-MINI March 2014 Futures	10,325	10,678
Long	10	NASDAQ 100 E-MINI March 2014 Futures	693	716

Mon Life 2013 SEC	68

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	46	S&P 500 March 2013 Futures	$16,262	$16,331
Short	(69)	S&P 500 E-MINI March 2013 Futures	(4,857)	(4,774)
Long	3	NASDAQ 100 E-MINI March 2013 Futures	$157	$159

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	322,169	—	—	—	322,169
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	52,930	—	—	—	52,930
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	9,184	—	—	—	9,184
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	587,282	—	—	—	587,282
l. Other restricted assets - reinsurance	189,895	—	—	—	189,895

m. Total Restricted Assets	$1,161,460	$—	$—	$—	$1,161,460

Mon Life 2013 SEC	69

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	347,440	(25,271)	322,169	1.01	1.01
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	6,422	46,508	52,930	0.17	0.17
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	10,498	(1,314)	9,184	0.03	0.03
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	1,346,969	(759,687)	587,282	1.84	1.84
l. Other restricted assets - reinsurance	200,281	(10,386)	189,895	0.60	0.60

m. Total Restricted Assets	$1,911,610	$(750,150)	$1,161,460	3.65%	3.65%

Assets pledged as collateral not captured in other categories includes the following:

Invested assets with a carrying value of $15,185 and $14,443 pledged in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	70

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Invested assets with a carrying amount of $572,097 and $1,332,526 pledged in conjunction with funding agreement transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$2,068,373	$1,867,885	$1,794,666
Reinsurance assumed—non affiliates	131,992	178,530	190,059
Reinsurance assumed—affiliates	25,047	28,940	22,874
Reinsurance ceded—non affiliates	(62,896)	(61,142)	(61,076)
Reinsurance ceded—affiliates	(456,039)	(492,496)	(543,301)

Net premiums earned	$1,706,477	$1,521,717	$1,403,222

The Company received reinsurance recoveries in the amount of $405,026, $450,571 and $455,081 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $28,006 and $27,288, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $6,610,550 and $8,221,493, respectively, of which $6,523,603 and $8,112,442, respectively, were ceded to affiliates.

At December 31, 2013 and 2012, amounts recoverable from unaffiliated unauthorized reinsurers totaled $2,885 and $3,590, respectively, and reserve credits for reinsurance ceded totaled $10,367 and $13,406, respectively. The reinsurers hold collateral under these reinsurance agreements in the form of trust agreements totaling $19,539 and $18,269 at December 31, 2013 and 2012, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. There would be no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

Mon Life 2013 SEC	71

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

During 2013, the Company did not enter into any new reinsurance agreements in which a reserve credit was taken.

Effective September 30, 2012, the Company agreed to amend and restate the indemnity reinsurance treaty originally effective October 1, 2009 with MLIC Re, Inc., an affiliate. The amended and restated treaty now includes an experience refund mechanism and a revised schedule of coinsurance reserves. The Company received consideration of $425,000, paid a treaty settlement equal to the change in modified coinsurance reserves of $497,500 and increased ceded coinsurance reserves by $497,500 resulting in a pre-tax gain of $425,000 ($276,250 net of tax) which has been credited directly to unassigned surplus on a net of tax basis.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. In preparation of the disposition of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $20,567 which was included in the statement of operations, and a net of tax gain of $15,885 which was credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the life, military universal life, final settlement and Korean accidental death business that was previously reinsured on a coinsurance and a coinsurance funds withheld basis to affiliates. The Company paid recapture consideration of $15,400, received invested assets of $12,200, released the associated funds withheld liability of $2,130, recaptured reserves of $24,805, assumed other assets of $5,248 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $60 ($39 after-tax). The resulting pre-tax loss of $20,567 was included in the statement of operations.

Subsequently, effective April 1, 2011, the Company ceded the life and military universal life business on a coinsurance funds withheld basis to an affiliate. The Company received an initial ceding commission of $12,100, transferred other assets of $4,159, established a funds withheld

Mon Life 2013 SEC	72

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability of $4,796 and released reserves of $20,770, resulting in a pre-tax gain of $23,915 ($15,545 on a net of tax basis) which was credited directly to unassigned surplus.

Effective December 31, 2011, the Company recaptured the credit life and credit disability business that was previously reinsured on a coinsurance funds withheld basis to an unaffiliated party. The Company released the associated funds withheld liability of $2,428, recaptured reserves of $4,466 and exchanged no consideration resulting in a pre-tax loss of $2,038 which was included in the statement of operations.

Subsequently, December 31, 2011, the Company ceded that credit life and credit disability business, as well as additional in force business written and assumed by the Company as well as all new policies issued thereafter, on a coinsurance funds withheld basis to an affiliate. The Company established a funds withheld liability of $19,980, released reserves of $39,420 and exchanged no consideration resulting in a pre-tax gain of $19,440 ($12,637 after-tax) which was credited directly to unassigned surplus on a net of tax basis.

Effective September 30, 2011, the Company recaptured the term life business previously coinsured to an affiliate. Also effective September 30, 2011, the same block of business was recaptured by an affiliate, from which it had been assumed. The Company recaptured reserves of $402,985, released reserves of the same amount and released into income a previously deferred unamortized gain resulting from the original cession of the business to an affiliate in the amount of $421,601 ($274,041 net of tax) resulting in a pre-tax gain of $421,601 was included in the statement of operations.

The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008. TLIC was the issuer of a series of corporate-owned life insurance policies issued to Life Investors Insurance Company of America (LIICA), an affiliate. The assumption reinsurance transaction resulted in the Company assuming all liabilities of TLIC arising under these policies. The Company assumed reserves of $138,025 and received consideration of $125,828. The Company recorded $12,197 of goodwill related to this transaction. The Company amortized $1,130 and $1,073 of this balance during 2012 and 2011, respectively.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions of $63,742, $68,733 and $59,795, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Mon Life 2013 SEC	73

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

		December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$349,840	$137,099	$486,939
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	349,840	137,099	486,939
Deferred Tax Assets Nonadmitted	187,165	15,215	202,380

Subtotal (Net Deferred Tax Assets)	162,675	121,884	284,559
Deferred Tax Liabilities	64,832	57,016	121,848

Net Admitted Deferred Tax Assets	$97,843	$64,868	$162,711

		December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$345,565	$167,073	$512,638
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	345,565	167,073	512,638
Deferred Tax Assets Nonadmitted	202,027	14,941	216,968

Subtotal (Net Deferred Tax Assets)	143,538	152,132	295,670
Deferred Tax Liabilities	39,461	56,277	95,738

Net Admitted Deferred Tax Assets	$104,077	$95,855	$199,932

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$4,275	$(29,974)	$(25,699)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	4,275	(29,974)	(25,699)
Deferred Tax Assets Nonadmitted	(14,862)	274	(14,588)

Subtotal (Net Deferred Tax Assets)	19,137	(30,248)	(11,111)
Deferred Tax Liabilities	25,371	739	26,110

Net Admitted Deferred Tax Assets	$(6,234)	$(30,987)	$(37,221)

Mon Life 2013 SEC	74

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Ordinary
Policyholder reserves	$206,923	$196,726	$10,197
Investments	15,714	12,069	3,645
Deferred acquisition costs	108,377	113,728	(5,351)
Compensation and benefits accrual	308	1,432	(1,124)
Receivables—nonadmitted	13,879	16,270	(2,391)
Section 197 Intangible Amortization	570	629	(59)
Corporate Provision	105	202	(97)
Other (including items <5% of ordinary tax assets)	3,964	4,509	(545)

Subtotal	349,840	345,565	4,275
Nonadmitted	187,165	202,027	(14,862)

Admitted ordinary deferred tax assets	162,675	143,538	19,137
Capital:
Investments	137,099	167,073	(29,974)

Subtotal	137,099	167,073	(29,974)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	15,215	14,941	274

Admitted capital deferred tax assets	121,884	152,132	(30,248)

Admitted deferred tax assets	$284,559	$295,670	$(11,111)

Mon Life 2013 SEC	75

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$46,938	$18,864	$28,074
§807(f) adjustment	10,617	12,766	(2,149)
Reinsurance ceded.	2,304	2,896	(592)
Intercompany gain amortization	4,601	4,754	(153)
Other (including items <5% of total ordinary tax liabilities)	372	181	191

Subtotal	64,832	39,461	25,371
Capital
Investments	57,016	56,277	739

Subtotal	57,016	56,277	739

Deferred tax liabilities	121,848	95,738	26,110

Net deferred tax assets/liabilities	$162,711	$199,932	$(37,221)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$97,843	$44,058	$141,901
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	120,297
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	64,832	57,016	121,848

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$162,675	$121,884	$284,559

Mon Life 2013 SEC	76

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

		December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$104,077	$95,855	$199,932
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	107,057
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	39,461	56,277	95,738

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) +2(c))	$143,538	$152,132	$295,670

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(6,234)	$(51,797)	$(58,031)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	13,240
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	25,371	739	26,110

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$19,137	$(30,248)	$(11,111)

Mon Life 2013 SEC	77

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	578%	564%	14%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$801,931	$603,615	$198,316

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

		December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$349,840	$137,099	$486,939
(% of Total Adjusted Gross DTAs)	0%	58%	16%

Net Admitted Adjusted Gross DTAs	$162,675	$121,884	$284,559
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

		December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$345,565	$167,073	$512,638
(% of Total Adjusted Gross DTAs)	0%	23%	7%

Net Admitted Adjusted Gross DTAs	$143,538	$152,132	$295,670
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Mon Life 2013 SEC	78

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$4,275	$(29,974)	$(25,699)
(% of Total Adjusted Gross DTAs)	0%	35%	9%

Net Admitted Adjusted Gross DTAs	$19,137	$(30,248)	$(11,111)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$23,987	$103,095	$(79,108)

Subtotal	23,987	103,095	(79,108)

Federal income tax on net capital gains	(35,916)	128,376	(164,292)

Federal and foreign income taxes incurred	$(11,929)	$231,471	$(243,400)

	Year Ended December 31
	2012	2011	Change
Current Income Tax
Federal	$103,095	$31,580	$71,515

Subtotal	103,095	31,580	71,515

Federal income tax on net capital gains	128,376	(24,360)	152,736

Federal and foreign income taxes incurred	$231,471	$7,220	$224,251

	Year Ended December 31
	2011	2010	Change
Current Income Tax
Federal	$31,580	$39,987	$(8,407)

Subtotal	31,580	39,987	(8,407)

Federal income tax on net capital gains	(24,360)	28,435	(52,795)

Federal and foreign income taxes incurred	$7,220	$68,422	$(61,202)

Mon Life 2013 SEC	79

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$(11,929)	$231,472	$7,220
Change in deferred income taxes	(10,470)	(823)	(218,165)
(without tax on unrealized gains and losses)

Total income tax reported	$(22,399)	$230,649	$(210,945)

Income before taxes	$107,663	$591,395	$442,849
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$37,682	$206,988	$154,997
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(3,157)	(3,847)	(4,257)
Tax credits	(18,501)	(21,244)	(24,476)
Tax-exempt Income	(8)	(6)	(182)
Tax adjustment for IMR	(5,450)	(3,860)	(1,544)
Surplus adjustment for in-force ceded	(22,310)	72,631	(112,555)
Nondeductible expenses	694	766	483
Deferred tax benefit on other items in surplus	(3,209)	(7,569)	(17,505)
Provision to return	357	(2,625)	9,962
Life-owned life insurance	(876)	(856)	(835)
Dividends from certain foreign corporations	319	423	329
Prior period adjustment	(8,973)	(5,876)	(23,612)
Pre-tax income of SMLLC’s	—	(4,441)	(2,550)
Change in basis due to corporate restructuring	—	—	(185,900)
Other	1,033	165	(3,300)

Total income tax reported	$(22,399)	$230,649	$(210,945)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax

Mon Life 2013 SEC	80

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

As of December 31, 2013 and 2012, the Company had no operating loss or tax credit carryforwards available for tax purposes. The Company did not have a capital loss carryforward at December 31, 2013 and 2012.

The Company incurred income taxes during 2013, 2012 and 2011 of $19,577, $224,089, and $14,014, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $194 and $198, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $194. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $(525), $766 and $(136), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $8 and $9, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2013 and 2012.

Mon Life 2013 SEC	81

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

For the years ended December 31, 2013, 2012 and 2011, premiums for participating life insurance policies were $1,185, $1,232 and $1,298, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,259, $1,279 and $1,342 to policyholders during 2013, 2012 and 2011, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$28,645	$20,697	$—	$49,342	0%
At book value less surrender charge of 5% or more	13,831	—	—	13,831	0
At fair value	74	—	14,304,849	14,304,923	60

Total with adjustment or at fair value	42,550	20,697	14,304,849	14,368,096	60
At book value without adjustment
(minimal or no charge or adjustment)	3,867,503	—	—	3,867,503	16
Not subject to discretionary withdrawal	5,415,525	78,682	63,097	5,557,304	24

Total annuity reserves and deposit liabilities	9,325,578	99,379	14,367,946	23,792,903	100%

Less reinsurance ceded	5,017,441	—	—	5,017,441

Net annuity reserves and deposit liabilities	$4,308,137	$99,379	$14,367,946	$18,775,462

Mon Life 2013 SEC	82

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$42,069	$23,609	$—	$65,678	0%
At book value less surrender charge of 5% or more	22,755	—	—	22,755	0
At fair value	111	—	12,400,461	12,400,572	52

Total with adjustment or at fair value	64,935	23,609	12,400,461	12,489,005	52
At book value without adjustment
(minimal or no charge or adjustment)	4,276,647	—	—	4,276,647	18
Not subject to discretionary withdrawal	6,934,154	170,007	54,778	7,158,939	30

Total annuity reserves and deposit liabilities	11,275,736	193,616	12,455,239	23,924,591	100%

Less reinsurance ceded	6,637,964	—	—	6,637,964

Net annuity reserves and deposit liabilities	$4,637,772	$193,616	$12,455,239	$17,286,627

Included in the liability for deposit-type contracts at December 31, 2013 and 2012 are approximately $53,121 and $52,574, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

At December 31, 2013 the contractual maturities were as follows:

Year	Amount
2014	$—
2015	—
2016	—
2017	—
Thereafter	53,121

The Company’s liability for deposit-type contracts includes GIC’s and Funding Agreements assumed from Transamerica Life Insurance Company, an affiliate. The liabilities assumed are $900,065 and $900,084 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	83

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$132	$569,801	$569,933

Reserves for separate accounts as of December 31, 2013 with assets at fair value	$78,682	$20,697	$14,377,033	$14,476,412

Total	$78,682	$20,697	$14,377,033	$14,476,412

Reserves by withdrawal characteristics as of December 31, 2013:
With fair value adjustment	$78,682	$20,697	$—	$99,379
At fair value	—	—	14,313,937	14,313,937
Not subject to discretionary withdrawal	—	—	63,096	63,096

Total separate account liabilities at December 31, 2013	$78,682	$20,697	$14,377,033	$14,476,412

Mon Life 2013 SEC	84

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$120	$466,200	$466,320

Reserves for separate accounts as of December 31, 2012 with assets at fair value	$170,007	$23,609	$12,462,862	$12,656,478

Total as of December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

Reserves by withdrawal characteristics as of December 31, 2012:
With fair value adjustment	$170,007	$23,609	$—	$193,616
At fair value	—	—	12,408,084	12,408,084
Not subject to discretionary withdrawal	—	—	54,778	54,778

Total separate account liabilities at December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$107	$402,748	$402,855

Reserves for separate accounts as of December 31, 2011 with assets at fair value	$170,658	$25,929	$11,260,745	$11,457,332

Total as of December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Reserves by withdrawal characteristics as of December 31, 2011:
With fair value adjustment	$170,658	$25,929	$—	$196,587
At fair value	—	—	11,203,196	11,203,196
Not subject to discretionary withdrawal	$—	—	57,549	57,549

Total separate account liabilities at December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Mon Life 2013 SEC	85

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$569,933	$466,321	$402,855
Transfers from separate accounts	(888,332)	(656,788)	(540,288)

Net transfers from separate accounts	(318,399)	(190,467)	(137,433)
Miscellaneous reconciling adjustments	5,606	1,087	763

Net transfers as reported in the statement of operations of the life, accident and health annual statement	$(312,793)	$(189,380)	$(136,670)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $14,524,270 and $12,530,256, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$12,390,614	10,609,856
Group annuities	1,993,324	1,715,754
Modified separate account	131,244	197,024
Variable life	9,088	7,623

Total separate account assets	$14,524,270	$12,530,256

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate

Mon Life 2013 SEC	86

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$7,417,616	$2,889	$—
Minimum guaranteed income benefit	11,336	1,018	—
Minimum guaranteed withdrawal benefit	160,497	—	—
December 31, 2012
Minimum guaranteed death benefit	$6,541,811	$3,495	$—
Minimum guaranteed income benefit	9,960	1,602	—
Minimum guaranteed withdrawal benefit	102,022	—	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $107,007 and $170,007, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $1,392, $545 and $104 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $501, $239 and $613, respectively, toward separate account guarantees.

Mon Life 2013 SEC	87

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary direct first year business	$16,769	$12,176	$4,593
Ordinary direct renewal business	194,579	51,318	143,261
Group life direct business	13,030	3,386	9,644
Credit direct business	440	—	440
Reinsurance ceded	(20,766)	—	(20,766)

Total life and annuity	204,052	66,880	137,172
Accident and health:
Direct	35,888	—	35,888
Reinsurance assumed	6,714	—	6,714
Reinsurance ceded	(1,645)	—	(1,645)

Total accident and health	40,957	—	40,957

	$245,009	$66,880	$178,129

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary direct first year business	$17,360	$12,774	$4,586
Ordinary direct renewal business	201,276	53,166	148,110
Group life direct business	14,508	3,775	10,733
Credit direct business	508	—	508
Reinsurance ceded	(19,565)	—	(19,565)

Total life and annuity	214,087	69,715	144,372
Accident and health:
Direct	47,336	—	47,336
Reinsurance assumed	11,786	—	11,786
Reinsurance ceded	(2,076)	—	(2,076)

Total accident and health	57,046	—	57,046

	$271,133	$69,715	$201,418

Mon Life 2013 SEC	88

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. At December 31, 2013 and 2012, the Company established a premium deficiency reserve of $117,300 and $0, respectively.

At December 31, 2013 and 2012, the Company had insurance in force aggregating $4,156,319 and $4,262,496, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $50,445 and $42,640 to cover these deficiencies at December 31, 2013 and 2012, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively.

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the Company can make a dividend payment of up to $178,225 without the prior approval of insurance regulatory authorities in 2014.

The Company paid an ordinary common stock dividend of $118,422 and $16,578 to its parent companies, CGC and Aegon, respectively, on December 26, 2013. The Company reported a contribution receivable from parent companies of $135,000 at December 31, 2013. Capital

Mon Life 2013 SEC	89

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

contributions of $118,422 and $16,578 were received from CGC and Aegon, respectively, on February 14, 2014. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2013.

The Company paid an ordinary common stock dividend of $394,560 and $55,440 to its parent companies, CGC and Aegon, respectively, on December 21, 2012. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2012.

On December 23, 2011, the Company paid a common stock dividend of $300,000 to its parent companies. Of this amount, $117,400 was an ordinary cash dividend and $182,600 was an extraordinary cash dividend. CGC received $263,100 and Aegon received $36,900.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to on such vote.

On December 23, 2004, the Company received $117,168 from CGDC and $42,832 from Aegon, both affiliates, in exchange for surplus notes. Prior to the merger discussed in Note 1, CGDC dividended the Company’s surplus notes to its direct shareholders in the amount of $102,734 to CGC and $14,434 to Aegon. These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Insurance Division, Department of Commerce, of the State of Iowa prior to paying quarterly interest payments.

Mon Life 2013 SEC	90

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Additional information related to the surplus notes at December 31, 2013 and 2012 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2013
CGC	$102,734	$6,164	$61,695	$514
AEGON	57,266	3,436	24,918	286

Total	$160,000	$9,600	$86,613	$800

2012
CGC	$102,734	$6,164	$55,531	$514
AEGON	57,266	3,436	21,483	286

Total	$160,000	$9,600	$77,014	$800

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $310,280 and $333,420 were on loan under securities lending agreements as part of this program. At December 31, 2013, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $322,142 and $350,162 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	91

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$322,169
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	322,169
Securities received	—

Total collateral received	$322,169

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$31,493	$31,493
30 days or less	107,759	107,759
31 to 60 days	100,576	100,576
61 to 90 days	61,175	61,175
91 to 120 days	1,516	1,516
121 to 180 days	18,394	18,394
Greater than 3 years	1,296	1,229

Total	322,209	322,142
Securities received	—	—

Total collateral reinvested	$322,209	$322,142

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $322,254 (fair value of $322,142) that are currently tradable securities that could be sold and used to pay for the $322,169 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension

Mon Life 2013 SEC	92

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $4,311, $4,350 and $5,134, for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $1,219, $1,276 and $1,682, for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,246, $1,285 and $1,307 related to these plans for the years ended December 31, 2013, 2012 and 2011, respectively.

Mon Life 2013 SEC	93

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between Aegon companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $108,918, $100,736 and $47,194, respectively, for these services, which approximates their costs to the affiliates.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $61, $71 and $64 for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company reported a net amount of $30,774 and $32,590 due to parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid net interest of $26, $40 and $111, respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $471, $436 and $385 for these services during 2013, 2012 and 2011, respectively.

The Company had no short-term notes receivable at December 31, 2013 and 2012.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $79,733 and $77,229, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. As discussed in Note 6—Reinsurance, the Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held

Mon Life 2013 SEC	94

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

aggregate reserves for policies and contracts related to these policies of $161,384 and $156,981 at December 31, 2013 and 2012, respectively.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities for the year ended December 31, 2013 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C, B, P, U	$522,058
Gallagher Bollinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H, Life	C, CA, P, U	91,233
All Other TPA Premiums					184

Total					$613,475

C-	Claims Payment
CA-	Claims Adjustment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $522,058, $422,874 and $345,517, respectively, of direct premiums written by The Vanguard Group, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $91,233, $93,480 and $104,706, respectively, of direct premiums written by Gallagher Bollinger, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $184, $146 and $576, respectively, of direct premiums written by all other managing general agents.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $59,317,033 and $58,306,775 as of December 31, 2013 and 2012, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In

Mon Life 2013 SEC	95

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates of $127 and $1,612 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company has no mortgage loan commitments. At December 31, 2011, the Company had mortgage loan commitments of $4,160. The Company has contingent commitments of $42,822 and $46,975 at December 31, 2013 and 2012, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $2,032 and $7,640, respectively.

At December 31, 2013 and 2012, the Company has private placement commitments outstanding of $24,000 and $0, respectively.

At December 31, 2013 and 2012, no securities were acquired (sold) on a “to be announced” (TBA) basis.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying value of $15,185 and $14,443, respectively, and fair value of $15,853 and $17,892, respectively, in conjunction with these transactions.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted as of December 31, 2013 and 2012, respectively, was $149,006 and $213,917. In addition, securities in the amount of $206,338 and $224,372 were posted to the Company as of December 31, 2013 and 2012, respectively, which were not included on the balance sheet of the Company as the Company does not have the ability to sell or repledge the collateral. A portion of the cash collateral received by the Company has been reposted as collateral to other counterparties. The amount of cash collateral reposted was $0 and $2,580 as of December 31, 2013 and 2012, respectively.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying amount

Mon Life 2013 SEC	96

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

of $14,780 and $245,905 respectively, and fair value of $14,564 and $276,565 respectively, in conjunction with these transactions.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-21 years. In accordance with SSAP No. 5R, the Company did not recognize a liability for the low income housing tax credit since the amount is considered immaterial to the Company’s financial results. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees was $173 and $245 at December 31, 2013 and 2012, respectively. No payments are required as of December 31, 2013. The current assessment of risk of making payments under these guarantees is remote.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2013 and 2012:

	December 31
	2013	2012
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$173	$245

Current liability recognized in financial statements:
Noncontingent liabilities	$—	$—

Contingent liabilities	$—	$—

Ultimate financial statement impact if action required:
Other	$173	$245

Total impact if action required	$173	$245

The Company has issued funding agreements to FHLB, and the funds received are reported as deposit-type liabilities per SSAP No. 52, Deposit-Type Contracts. Total reserves are equal to the funding agreements balance. These funding agreements are used for investment spread management purposes and are subject to the same asset/liability management practices as other deposit-type business. All of the funding agreements issued to FHLB are classified in the general account as it is a general obligation of the Company. Collateral is required by FHLB to support repayment of the funding agreements. In addition, FHLB requires their common stock to be purchased.

Mon Life 2013 SEC	97

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012
FHLB stock purchased/owned as part of the agreement	$26,000	$27,800
Collateral pledged to the FHLB	557,317	1,086,622
Borrowing capacity currently available	897,824	560,000
Agreement General Account
Assets	1,742,275	1,690,805
Liabilities	1,300,000	1,300,130

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2012 for the total payout block is $2,383,901. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2013 and 2012, the Company’s reserves related to this matter were $45,219 and $10,297, respectively.

Mon Life 2013 SEC	98

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Certain examinations are still ongoing.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $2,212 and $3,395 and an offsetting premium tax benefit of $847 and $1,347 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $990, $(2,874) and $(8,063), at December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

Municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. At December 31, 2013 and 2012, the Company had no recorded liabilities for municipal repurchase agreements.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $52,930 and $5,825, respectively. The Company had an outstanding liability for borrowed money in the amount $53,453 and $6,222 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Mon Life 2013 SEC	99

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of dollar repurchase agreements are as follows:

Fair Value
Open	$53,266
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	53,266
Securities received	—

Total collateral received	$53,266

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2013 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain/(Loss)
Bonds:
NAIC 6	1	$36	$72	$3

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance

Mon Life 2013 SEC	100

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee to be payable on September 30, 2014 to be $1,381. This assessment is not expected to have a material impact on risk based capital in 2014.

Mon Life 2013 SEC	101

Statutory-Basis

Financial Statement Schedules

Mon Life 2013 SEC

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$702,488	$698,416	$702,757
States, municipalities and political subdivisions	365,585	397,439	365,585
Foreign governments	196,331	188,850	192,500
Hybrid Securities	654,097	582,931	654,097
All other corporate bonds	10,453,434	11,052,424	10,409,860
Redeemable preferred stocks	9,541	8,955	9,541

Total fixed maturities	12,381,476	12,929,015	12,334,340
Equity securities
Common stocks:
Industrial, miscellaneous and all other	44,500	45,669	45,669

Total equity securities	44,500	45,669	45,669
Mortgage loans on real estate	1,692,860		1,692,860
Real estate	7,285		7,285
Policy loans	470,549		470,549
Other long-term investments	336,388		336,388
Securities Lending	322,209		322,209
Cash, cash equivalents and short-term investments	558,923		558,923

Total investments	$15,814,190		$15,768,223

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.
(2)	United States government and corporate bonds of $71,375 are held at fair value rather than amortized cost due to having an NAIC 6 rating.

Mon Life 2013 SEC	102

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2013

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$5,234,408	$—	$105,825	$400,933	$285,191	$249,758	$301,105
Individual health	616,993	24,181	43,741	163,907	30,895	221,766	83,668
Group life and health	643,125	30,939	88,494	440,210	34,434	271,048	175,801
Annuity	3,425,826	—	68	701,427	378,809	1,128,645	(144,481)

	$9,920,352	$55,120	$238,128	$1,706,477	$729,329	$1,871,217	$416,093

Year ended December 31, 2012
Individual life	$5,237,303	$—	$62,480	$270,263	$310,669	$(133,512)	$274,367
Individual health	456,177	25,536	48,467	175,625	29,136	113,040	60,804
Group life and health	646,721	37,324	87,409	458,397	37,114	270,127	201,138
Annuity	3,629,809	—	127	617,432	445,395	929,457	44,166

	$9,970,010	$62,860	$198,483	$1,521,717	$822,314	$1,179,112	$580,475

Year ended December 31, 2011
Individual life	$5,530,556	$—	$52,163	$208,344	$306,133	$245,580	$260,215
Individual health	410,107	29,906	49,827	174,245	24,563	95,201	71,698
Group life and health	667,286	38,644	93,530	474,154	37,963	297,090	210,966
Annuity	3,840,063	—	41	546,479	470,382	832,759	111,786

	$10,448,012	$68,550	$195,561	$1,403,222	$839,041	$1,470,630	$654,665

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Mon Life 2013 SEC	103

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2013

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$53,926,362	$34,924,942	$3,588,743	22,590,163	16%

Premiums:
Individual life	$786,161	$396,054	$10,826	$400,933	3%
Individual health	116,968	8,564	55,503	163,907	34%
Group life and health	461,308	86,001	64,902	440,209	15%
Annuity	703,936	28,317	25,808	701,427	4%

	$2,068,373	$518,936	$157,039	$1,706,476	9%

Year ended December 31, 2012
Life insurance in force	$59,790,366	$39,457,731	$2,789,989	$23,122,624	12%

Premiums:
Individual life	$678,988	$421,821	$13,096	$270,263	5%
Individual health	120,598	7,260	62,287	175,625	35%
Group life and health	470,794	93,042	80,645	458,397	18%
Annuity	597,505	31,514	51,441	617,432	8%

	$1,867,885	$553,637	$207,469	$1,521,717	14%

Year ended December 31, 2011
Life insurance in force	$62,029,782	$41,743,562	$2,686,755	$22,972,975	12%

Premiums:
Individual life	$657,650	$456,986	$7,679	$208,343	4%
Individual health	124,649	22,292	71,889	174,246	41%
Group life and health	487,397	93,904	80,661	474,154	17%
Annuity	524,970	31,195	52,704	546,479	10%

	$1,794,666	$604,377	$212,933	$1,403,222	15%

Mon Life 2013 SEC	104

WRL SERIES LIFE ACCOUNT FINANCIALS

FINANCIAL STATEMENTS

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Years Ended December 31, 2013 and 2012

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Financial Statements

Years Ended December 31, 2013 and 2012

    Building a better working world

    Ernst & Young LLP Suite 3000

801Grand Avenue

Des Moines, IA 50309-2764

Tel: +1515 243 2727

Fax: +1515 362 7200

The Board of Directors and Contract Owners

Of WRL Series Life Account

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statements of assets and liabilities of the subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Life Account (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Life Account, at December 31,2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Des Moines, Iowa

April 28, 2014

A member firm of Ernst & Young Global Limited

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AllianceBernstein Balanced Wealth Strategy Class B Shares	119,934.123	$1,459,833	$1,637,101	$(1)	$1,637,100	96,496	$12.355811	$17.665367
Fidelity® VIP Contrafund® Service Class 2	627,758.128	15,963,711	21,199,392	(2)	21,199,390	1,061,778	14.020766	20.013995
Fidelity® VIP Equity-Income Service Class 2	502,007.111	10,858,400	11,485,923	(2)	11,485,921	627,239	14.212334	18.356476
Fidelity® VIP Growth Opportunities Service Class 2	221,959.058	4,084,343	6,587,745	2	6,587,747	495,704	13.288362	15.835002
Fidelity® VIP Index 500 Service Class 2	106,895.651	15,190,999	19,728,661	(13)	19,728,648	1,059,391	14.682625	19.469248
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	290,982.871	2,242,475	2,194,011	1	2,194,012	114,612	13.300390	19.940509
Access VP High Yield	196,878.416	5,741,053	5,908,321	(1)	5,908,320	354,737	12.600722	17.510682
ProFund VP Asia 30	93,204.808	4,654,949	5,217,605	1	5,217,606	578,009	8.977163	10.202458
ProFund VP Basic Materials	70,225.572	3,362,756	3,893,306	24	3,893,330	382,073	10.027675	10.718093
ProFund VP Bull	144,056.708	4,912,118	5,456,868	(4)	5,456,864	379,024	13.754578	14.521932
ProFund VP Consumer Services	59,443.245	2,723,150	3,394,209	—	3,394,209	174,922	17.217920	20.920899
ProFund VP Emerging Markets	219,992.582	5,635,491	5,253,423	(2,378)	5,251,045	763,357	6.860433	8.314749
ProFund VP Europe 30	27,446.855	616,099	710,050	1	710,051	70,112	10.077904	12.020777
ProFund VP Falling U.S. Dollar	27,271.186	750,826	757,594	(1)	757,593	91,312	7.874793	9.245773
ProFund VP Financials	127,207.539	3,020,217	3,559,267	46	3,559,313	384,821	9.192863	13.528156
ProFund VP International	113,881.020	2,552,908	2,733,144	35	2,733,179	297,995	9.143276	11.419377
ProFund VP Japan	133,371.978	2,242,376	2,520,730	(591)	2,520,139	264,230	9.507379	14.326343
ProFund VP Mid-Cap	153,147.270	4,762,679	5,239,168	655	5,239,823	354,544	13.596900	15.530244
ProFund VP Money Market	15,946,965.500	15,946,966	15,946,966	4,349	15,951,315	1,587,303	9.239971	10.546944
ProFund VP NASDAQ-100	251,002.282	6,506,831	7,650,550	272	7,650,822	370,711	15.020042	20.904236
ProFund VP Oil & Gas	144,474.584	6,860,410	7,726,501	(1)	7,726,500	716,936	9.683747	11.504333
ProFund VP Pharmaceuticals	132,395.605	3,947,831	4,526,606	7	4,526,613	272,535	16.555338	17.445073
ProFund VP Precious Metals	165,452.984	5,385,983	3,896,418	(7)	3,896,411	888,589	4.370272	4.605538
ProFund VP Short Emerging Markets	32,514.186	412,505	421,709	6	421,715	83,885	4.550910	9.172235
ProFund VP Short International	33,111.148	519,975	425,809	3	425,812	91,408	4.243829	6.627263
ProFund VP Short NASDAQ-100	119,306.949	682,753	578,639	4	578,643	198,467	2.902010	5.366754
ProFund VP Short Small-Cap	255,367.835	1,300,552	1,095,528	(2)	1,095,526	418,451	2.483097	5.264126
ProFund VP Small-Cap	225,961.612	8,181,855	8,995,532	1,649	8,997,181	575,020	14.225744	15.840460
ProFund VP Small-Cap Value	122,871.113	4,679,130	5,133,555	1,633	5,135,188	328,402	14.772168	16.481570
ProFund VP Telecommunications	76,640.985	678,002	672,141	1	672,142	54,824	12.198288	13.401226
ProFund VP U.S. Government Plus	130,783.996	2,931,010	2,316,185	12	2,316,197	185,209	11.998188	13.144663
ProFund VP UltraNASDAQ-100	169,137.261	6,489,645	8,712,260	—	8,712,260	524,419	16.442301	16.771435
ProFund VP UltraSmall-Cap	434,966.489	7,983,390	10,830,666	2	10,830,668	687,819	15.672330	18.182846
ProFund VP Utilities	59,714.208	2,104,928	2,094,774	(2)	2,094,772	187,028	10.435155	12.928726
TA Aegon Active Asset Allocation - Conservative Initial Class	959,112.587	9,922,786	10,559,830	(4)	10,559,826	949,238	10.943511	11.560433
TA Aegon Active Asset Allocation - Moderate Initial Class	253,610.661	2,744,268	2,939,348	1	2,939,349	255,835	11.292449	11.656557
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	2,837,707.574	27,381,609	33,768,720	(166)	33,768,554	2,854,987	11.622154	12.865116
TA Aegon High Yield Bond Initial Class	2,355,435.888	19,341,765	19,314,574	1,016	19,315,590	958,905	12.522507	20.433261
TA Aegon Money Market Initial Class	37,528,493.470	37,528,493	37,528,493	(29)	37,528,464	2,061,971	9.316270	20.398106
TA Aegon U.S. Government Securities Initial Class	644,957.393	8,437,342	7,952,325	(677)	7,951,648	548,374	10.958200	14.663209
TA AllianceBernstein Dynamic Allocation Initial Class	380,471.742	3,157,487	3,473,707	(14)	3,473,693	211,633	10.648655	16.846779
TA Asset Allocation - Conservative Initial Class	3,270,800.577	32,676,153	36,960,047	(38)	36,960,009	2,123,723	11.789846	17.538227

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA Asset Allocation - Growth Initial Class	27,296,760.346	$262,417,873	$308,453,392	$3,111	$308,456,503	16,494,167	$12.873074	$19.073415
TA Asset Allocation - Moderate Initial Class	7,122,044.436	71,382,027	86,176,738	(39)	86,176,699	4,718,623	12.177407	18.416756
TA Asset Allocation - Moderate Growth Initial Class	24,489,882.351	269,810,367	312,490,899	2,919	312,493,818	16,718,753	12.571518	18.790500
TA Barrow Hanley Dividend Focused Initial Class	3,613,877.643	50,835,306	69,350,312	144	69,350,456	2,340,738	13.051362	32.660389
TA BlackRock Global Allocation Initial Class	525,994.992	5,036,613	5,486,128	2	5,486,130	475,997	11.328843	11.687343
TA BlackRock Tactical Allocation Initial Class	459,212.315	4,740,316	5,010,006	3	5,010,009	422,236	11.663657	12.032649
TA BNP Paribas Large Cap Growth Initial Class	302,059.738	5,316,438	6,959,456	(6)	6,959,450	300,744	14.428149	24.096790
TA Clarion Global Real Estate Securities Initial Class	4,075,407.986	47,462,447	47,560,011	(103)	47,559,908	1,637,406	10.986776	31.425633
TA Hanlon Income Initial Class	2,299,305.940	25,658,118	25,637,261	(148)	25,637,113	2,168,193	10.927524	12.292544
TA International Moderate Growth Initial Class	1,187,503.576	9,919,081	11,863,161	(458)	11,862,703	1,035,656	11.024814	12.309103
TA Janus Balanced Initial Class	759,962.394	8,054,699	9,621,124	(71)	9,621,053	776,819	11.456573	12.852511
TA Jennison Growth Initial Class	1,548,826.511	13,438,357	16,587,932	944	16,588,876	997,359	15.131767	17.172210
TA JPMorgan Core Bond Initial Class	3,374,812.019	42,779,129	42,590,128	55	42,590,183	1,189,246	10.950996	44.008979
TA JPMorgan Enhanced Index Initial Class	398,090.513	5,437,411	7,002,412	6	7,002,418	363,316	14.808199	19.916705
TA JPMorgan Mid Cap Value Initial Class	400,053.591	5,383,104	8,409,126	6	8,409,132	297,704	15.470946	28.390027
TA JPMorgan Tactical Allocation Initial Class	3,826,358.202	51,185,970	50,814,037	(66)	50,813,971	1,836,341	10.218215	36.047329
TA MFS International Equity Initial Class	5,066,375.747	36,636,346	44,178,797	(53)	44,178,744	2,542,705	11.892127	17.849759
TA Morgan Stanley Capital Growth Initial Class	2,774,166.053	31,712,605	41,973,132	(245)	41,972,887	1,614,954	15.367704	26.415253
TA Morgan Stanley Mid-Cap Growth Initial Class	10,562,229.075	267,847,412	400,730,971	(5,247)	400,725,724	6,801,694	13.605045	73.383598
TA Multi-Managed Balanced Initial Class	9,034,369.585	103,085,116	122,596,395	(487)	122,595,908	5,788,779	13.152086	21.225720
TA PIMCO Tactical - Balanced Initial Class	623,153.044	6,716,367	7,222,344	(1)	7,222,343	619,030	10.756257	12.125705
TA PIMCO Tactical - Conservative Initial Class	899,022.997	9,675,498	9,862,282	148	9,862,430	892,693	9.964341	11.487913
TA PIMCO Tactical - Growth Initial Class	1,197,589.376	12,939,141	13,712,398	76	13,712,474	1,186,871	10.142407	12.013286
TA PIMCO Total Return Initial Class	2,393,815.772	28,545,739	27,193,747	2	27,193,749	1,680,310	11.014671	16.405073
TA Systematic Small/Mid Cap Value Initial Class	5,603,462.449	108,919,284	132,633,956	575	132,634,531	4,447,355	14.460043	30.555964
TA T. Rowe Price Small Cap Initial Class	3,878,867.021	43,187,970	55,235,066	(524)	55,234,542	2,153,737	15.786342	26.762648
TA Vanguard ETF - Balanced Initial Class	73,646.529	813,299	870,502	(1)	870,501	69,037	12.023765	13.230608
TA Vanguard ETF - Growth Initial Class	311,555.507	3,206,357	3,470,728	5	3,470,733	269,355	12.740878	13.501839
TA WMC Diversified Growth Initial Class	27,545,189.146	658,218,427	877,038,822	(6,046)	877,032,776	42,951,581	13.197108	20.523353

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
AllianceBernstein Balanced Wealth Strategy Class B Shares	$647,958	$14,996	$6,674	$8,322	$—	$20,671	$20,671	$58,756	$79,427	$87,749	$188,644	$276,393	$924,351
Fidelity® VIP Contrafund® Service Class 2	15,287,373	185,584	148,975	36,609	—	70,872	70,872	2,164,818	2,235,690	2,272,299	(911,276)	1,361,023	16,648,396
Fidelity® VIP Equity-Income Service Class 2	7,793,281	243,512	74,381	169,131	535,153	(158,049)	377,104	661,774	1,038,878	1,208,009	(439,164)	768,845	8,562,126
Fidelity® VIP Growth Opportunities Service Class 2	3,926,217	7,393	43,353	(35,960)	—	21,935	21,935	698,001	719,936	683,976	208,206	892,182	4,818,399
Fidelity® VIP Index 500 Service Class 2	9,370,215	231,118	91,769	139,349	135,160	271,893	407,053	854,941	1,261,994	1,401,343	1,772,160	3,173,503	12,543,718
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	669,001	22,583	7,947	14,636	—	13,634	13,634	87,730	101,364	116,000	265,328	381,328	1,050,329
Access VP High Yield	2,258,889	125,872	24,252	101,620	—	43,444	43,444	186,986	230,430	332,050	1,037,149	1,369,199	3,628,088
ProFund VP Asia 30	3,927,613	—	38,143	(38,143)	—	(485,676)	(485,676)	898,915	413,239	375,096	(10,181)	364,915	4,292,528
ProFund VP Basic Materials	4,487,958	14,250	39,058	(24,808)	—	(142,088)	(142,088)	410,776	268,688	243,880	(432,450)	(188,570)	4,299,388
ProFund VP Bull	2,419,318	—	23,063	(23,063)	—	295,744	295,744	(28,252)	267,492	244,429	(136,156)	108,273	2,527,591
ProFund VP Consumer Services	1,868,275	—	13,166	(13,166)	4,562	233,284	237,846	42,707	280,553	267,387	(488,732)	(221,345)	1,646,930
ProFund VP Emerging Markets	5,637,656	67,524	56,818	10,706	—	(766,440)	(766,440)	1,014,391	247,951	258,657	3,264,163	3,522,820	9,160,476
ProFund VP Europe 30	322,844	10,425	3,775	6,650	—	9,334	9,334	93,102	102,436	109,086	1,476,736	1,585,822	1,908,666
ProFund VP Falling U.S. Dollar	612,079	—	4,350	(4,350)	—	(33,177)	(33,177)	27,753	(5,424)	(9,774)	(20,748)	(30,522)	581,557
ProFund VP Financials	1,628,344	3,102	18,260	(15,158)	—	(39,058)	(39,058)	345,050	305,992	290,834	138,400	429,234	2,057,578
ProFund VP International	1,434,875	—	13,412	(13,412)	—	(127,758)	(127,758)	355,345	227,587	214,175	465,737	679,912	2,114,787
ProFund VP Japan	1,222,963	—	3,162	(3,162)	—	(86,108)	(86,108)	70,723	(15,385)	(18,547)	(973,126)	(991,673)	231,290
ProFund VP Mid-Cap	2,408,185	—	35,901	(35,901)	—	446,912	446,912	214,357	661,269	625,368	1,701,172	2,326,540	4,734,725
ProFund VP Money Market	21,461,631	3,488	151,097	(147,609)	—	—	—	—	—	(147,609)	(4,438,881)	(4,586,490)	16,875,141
ProFund VP NASDAQ-100	8,536,019	—	82,829	(82,829)	—	1,900,564	1,900,564	14,423	1,914,987	1,832,158	(4,256,364)	(2,424,206)	6,111,813
ProFund VP Oil & Gas	6,560,703	7,807	60,387	(52,580)	567,477	(291,208)	276,269	(191,974)	84,295	31,715	343,382	375,097	6,935,800

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
ProFund VP Pharmaceuticals	$3,002,517	$32,378	$23,043	$9,335	$—	$274,518	$274,518	$(38,114)	$236,404	$245,739	$(660,602)	$(414,863)	$2,587,654
ProFund VP Precious Metals	8,366,429	—	69,579	(69,579)	—	(711,592)	(711,592)	(589,571)	(1,301,163)	(1,370,742)	457,093	(913,649)	7,452,780
ProFund VP Short Emerging Markets	588,647	—	4,314	(4,314)	—	(40,823)	(40,823)	(38,943)	(79,766)	(84,080)	(85,466)	(169,546)	419,101
ProFund VP Short International	664,257	—	5,679	(5,679)	23,144	(84,977)	(61,833)	(74,010)	(135,843)	(141,522)	20,927	(120,595)	543,662
ProFund VP Short NASDAQ-100	964,827	—	8,604	(8,604)	—	(249,254)	(249,254)	13,731	(235,523)	(244,127)	197,703	(46,424)	918,403
ProFund VP Short Small-Cap	1,119,129	—	8,369	(8,369)	—	(187,309)	(187,309)	791	(186,518)	(194,887)	(181,571)	(376,458)	742,671
ProFund VP Small-Cap	1,729,449	—	38,541	(38,541)	100,003	(11,188)	88,815	156,522	245,337	206,796	4,017,443	4,224,239	5,953,688
ProFund VP Small-Cap Value	584,329	—	28,703	(28,703)	—	52,706	52,706	104,561	157,267	128,564	3,884,767	4,013,331	4,597,660
ProFund VP Telecommunications	243,416	16,249	8,700	7,549	—	148,543	148,543	1,998	150,541	158,090	641,501	799,591	1,043,007
ProFund VP U.S. Government Plus	5,859,541	—	58,593	(58,593)	1,052,718	188,817	1,241,535	(1,253,036)	(11,501)	(70,094)	2,234,257	2,164,163	8,023,704
ProFund VP UltraNASDAQ-100(1)	—	—	15,739	(15,739)	—	325,483	325,483	(107,712)	217,771	202,032	2,103,999	2,306,031	2,306,031
ProFund VP UltraSmall-Cap	5,757,669	—	46,135	(46,135)	—	809,063	809,063	106,390	915,453	869,318	(2,437,805)	(1,568,487)	4,189,182
ProFund VP Utilities	3,795,806	66,490	26,222	40,268	—	182,944	182,944	(282,515)	(99,571)	(59,303)	(1,490,137)	(1,549,440)	2,246,366
TA AEGON Active Asset Allocation - Conservative Initial Class	4,719,304	27,004	60,699	(33,695)	34,819	69,207	104,026	326,715	430,741	397,046	2,673,778	3,070,824	7,790,128
TA AEGON Active Asset Allocation - Moderate Initial Class	852,713	2,130	11,286	(9,156)	1,505	36,551	38,056	64,020	102,076	92,920	777,067	869,987	1,722,700
TA AEGON Active Asset Allocation - Moderate Growth Initial Class	28,522,037	193,754	243,569	(49,815)	—	241,099	241,099	2,651,384	2,892,483	2,842,668	(2,023,280)	819,388	29,341,425
TA AEGON High Yield Bond Initial Class	15,387,057	1,336,224	181,310	1,154,914	—	271,332	271,332	1,554,227	1,825,559	2,980,473	5,230,950	8,211,423	23,598,480
TA AEGON Money Market Initial Class	49,515,480	2,305	396,747	(394,442)	—	—	—	—	—	(394,442)	(7,718,192)	(8,112,634)	41,402,846
TA AEGON U.S. Government Securities Initial Class	12,040,949	193,388	96,096	97,292	281,268	76,754	358,022	(44,084)	313,938	411,230	(652,160)	(240,930)	11,800,019
TA AllianceBernstein Dynamic Allocation Initial Class	3,015,977	27,665	28,309	(644)	—	(8,403)	(8,403)	171,938	163,535	162,891	218,171	381,062	3,397,039
TA Asset Allocation - Conservative Initial Class	40,133,908	1,332,645	371,237	961,408	—	647,358	647,358	1,058,224	1,705,582	2,666,990	(328,955)	2,338,035	42,471,943

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA Asset Allocation - Growth Initial Class	$238,137,274	$3,389,090	$2,171,012	$1,218,078	$—	$(7,437,969)	$(7,437,969)	$33,604,600	$26,166,631	$27,384,709	$(9,527,913)	$17,856,796	$255,994,070
TA Asset Allocation - Moderate Initial Class	82,588,491	2,168,740	716,680	1,452,060	—	(2,155,334)	(2,155,334)	7,427,760	5,272,426	6,724,486	(8,264,432)	(1,539,946)	81,048,545
TA Asset Allocation - Moderate Growth Initial Class	271,487,804	6,960,136	2,408,621	4,551,515	—	(2,322,326)	(2,322,326)	23,552,020	21,229,694	25,781,209	(16,773,704)	9,007,505	280,495,309
TA Barrow Hanley Dividend Focused Initial Class	58,346,888	1,073,118	527,887	545,231	—	(674,661)	(674,661)	6,379,435	5,704,774	6,250,005	(4,107,865)	2,142,140	60,489,028
TA BlackRock Global Allocation Initial Class	1,832,732	116,028	24,039	91,989	80,419	(13,188)	67,231	71,956	139,187	231,176	1,646,857	1,878,033	3,710,765
TA BlackRock Tactical Allocation Initial Class	1,074,808	59,050	19,534	39,516	89,344	23,094	112,438	21,399	133,837	173,353	2,083,782	2,257,135	3,331,943
TA BNP Paribas Large Cap Growth Initial Class	3,339,827	32,659	34,091	(1,432)	—	184,586	184,586	352,333	536,919	535,487	177,107	712,594	4,052,421
TA Clarion Global Real Estate Securities Initial Class	39,627,251	1,592,380	393,540	1,198,840	—	(5,590,112)	(5,590,112)	13,817,409	8,227,297	9,426,137	(650,848)	8,775,289	48,402,540
TA Hanlon Income Initial Class	30,165,370	708,052	251,752	456,300	—	137,444	137,444	269,769	407,213	863,513	(1,135,338)	(271,825)	29,893,545
TA International Moderate Growth Initial Class	10,957,032	311,328	88,450	222,878	—	(485,045)	(485,045)	1,422,071	937,026	1,159,904	(1,283,515)	(123,611)	10,833,421
TA Janus Balanced Initial Class	8,735,617	—	74,937	(74,937)	—	9,813	9,813	1,073,332	1,083,145	1,008,208	(685,417)	322,791	9,058,408
TA Jennison Growth Initial Class	15,313,587	11,700	135,479	(123,779)	1,193,687	1,521,713	2,715,400	91,262	2,806,662	2,682,883	(4,792,434)	(2,109,551)	13,204,036
TA JPMorgan Core Bond Initial Class	55,847,749	1,462,219	503,457	958,762	22,457	900,560	923,017	379,747	1,302,764	2,261,526	(3,147,971)	(886,445)	54,961,304
TA JPMorgan Enhanced Index Initial Class	4,287,113	43,178	36,028	7,150	—	394,458	394,458	161,970	556,428	563,578	(235,514)	328,064	4,615,177
TA JPMorgan Mid Cap Value Initial Class	6,976,202	53,687	65,220	(11,533)	—	120,803	120,803	1,172,138	1,292,941	1,281,408	(974,501)	306,907	7,283,109
TA JPMorgan Tactical Allocation Initial Class	58,567,573	347,109	510,278	(163,169)	—	(2,326,995)	(2,326,995)	6,283,315	3,956,320	3,793,151	(3,857,180)	(64,029)	58,503,544
TA MFS International Equity Initial Class	35,715,997	623,763	336,094	287,669	—	(2,093,916)	(2,093,916)	8,973,054	6,879,138	7,166,807	(1,947,575)	5,219,232	40,935,229
TA Morgan Stanley Capital Growth Initial Class	28,217,193	—	269,468	(269,468)	5,482,103	(507,320)	4,974,783	(716,995)	4,257,788	3,988,320	(3,131,500)	856,820	29,074,013
TA Morgan Stanley Mid-Cap Growth Initial Class	320,319,419	—	2,906,653	(2,906,653)	16,069,972	6,519,362	22,589,334	5,156,982	27,746,316	24,839,663	(36,161,019)	(11,321,356)	308,998,063
TA Multi-Managed Balanced Initial Class	109,394,054	1,842,586	1,014,790	827,796	17,061,517	1,701,777	18,763,294	(7,297,732)	11,465,562	12,293,358	(8,589,665)	3,703,693	113,097,747
TA PIMCO Tactical - Balanced Initial Class	9,877,534	145,489	61,551	83,938	—	(251,066)	(251,066)	208,259	(42,807)	41,131	(2,699,835)	(2,658,704)	7,218,830

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA PIMCO Tactical - Conservative Initial Class	$9,346,564	$146,415	$82,669	$63,746	$—	$(89,616)	$(89,616)	$102,304	$12,688	$76,434	$391,628	$468,062	$9,814,626
TA PIMCO Tactical - Growth Initial Class	12,936,910	99,237	108,992	(9,755)	—	(163,709)	(163,709)	188,345	24,636	14,881	(524,796)	(509,915)	12,426,995
TA PIMCO Total Return Initial Class	33,381,877	1,438,403	299,499	1,138,904	—	570,687	570,687	436,358	1,007,045	2,145,949	1,689,184	3,835,133	37,217,010
TA Systematic Small/Mid Cap Value Initial Class	35,587,598	198,885	343,170	(144,285)	9,626,975	2,719,306	12,346,281	(6,615,996)	5,730,285	5,586,000	(164,792)	5,421,208	41,008,806
TA T. Rowe Price Small Cap Initial Class	26,401,828	—	282,450	(282,450)	2,569,391	4,123,894	6,693,285	(2,758,495)	3,934,790	3,652,340	(1,495,714)	2,156,626	28,558,454
TA Vanguard ETF - Balanced Initial Class	392,883	6,448	4,233	2,215	11,949	2,303	14,252	19,517	33,769	35,984	53,373	89,357	482,240
TA Vanguard ETF - Growth Initial Class	1,996,047	23,795	13,749	10,046	107,992	70,950	178,942	621	179,563	189,609	(780,545)	(590,936)	1,405,111
TA WMC Diversified Growth Initial Class	709,945,091	2,333,333	6,775,768	(4,442,435)	—	(4,566,559)	(4,566,559)	94,743,039	90,176,480	85,734,045	(68,855,531)	16,878,514	726,823,605

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
AllianceBernstein Balanced Wealth Strategy Class B Shares	$924,351	$30,499	$10,841	$19,658	$—	$46,747	$46,747	$116,427	$163,174	$182,832	$529,917	$712,749	$1,637,100
Fidelity® VIP Contrafund® Service Class 2	16,648,396	159,832	168,866	(9,034)	5,597	(25,222)	(19,625)	4,965,574	4,945,949	4,936,915	(385,921)	4,550,994	21,199,390
Fidelity® VIP Equity-Income Service Class 2	8,562,126	244,659	90,627	154,032	717,634	(146,380)	571,254	1,604,255	2,175,509	2,329,541	594,254	2,923,795	11,485,921
Fidelity® VIP Growth Opportunities Service Class 2	4,818,399	2,655	49,686	(47,031)	3,087	517,796	520,883	1,241,379	1,762,262	1,715,231	54,117	1,769,348	6,587,747
Fidelity® VIP Index 500 Service Class 2	12,543,718	298,163	135,654	162,509	151,119	917,402	1,068,521	3,048,361	4,116,882	4,279,391	2,905,539	7,184,930	19,728,648
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	1,050,329	180,757	15,026	165,731	299,325	(6,669)	292,656	(130,476)	162,180	327,911	815,772	1,143,683	2,194,012
Access VP High Yield	3,628,088	110,197	36,617	73,580	104,662	231,279	335,941	(15,946)	319,995	393,575	1,886,657	2,280,232	5,908,320
ProFund VP Asia 30	4,292,528	2,488	38,564	(36,076)	—	(203,334)	(203,334)	778,182	574,848	538,772	386,306	925,078	5,217,606
ProFund VP Basic Materials	4,299,388	36,218	33,121	3,097	—	(176,258)	(176,258)	730,330	554,072	557,169	(963,227)	(406,058)	3,893,330
ProFund VP Bull	2,527,591	—	39,705	(39,705)	62,717	457,065	519,782	512,332	1,032,114	992,409	1,936,864	2,929,273	5,456,864
ProFund VP Consumer Services	1,646,930	5,881	21,936	(16,055)	6,665	221,442	228,107	593,987	822,094	806,039	941,240	1,747,279	3,394,209
ProFund VP Emerging Markets	9,160,476	47,497	66,451	(18,954)	—	(549,094)	(549,094)	(568,676)	(1,117,770)	(1,136,724)	(2,772,707)	(3,909,431)	5,251,045
ProFund VP Europe 30	1,908,666	6,637	15,763	(9,126)	—	(4,539)	(4,539)	4,228	(311)	(9,437)	(1,189,178)	(1,198,615)	710,051
ProFund VP Falling U.S. Dollar	581,557	—	4,463	(4,463)	—	(30,386)	(30,386)	24,129	(6,257)	(10,720)	186,756	176,036	757,593
ProFund VP Financials	2,057,578	9,963	26,009	(16,046)	—	401,106	401,106	367,699	768,805	752,759	748,976	1,501,735	3,559,313
ProFund VP International	2,114,787	—	20,982	(20,982)	178,255	69,781	248,036	7,223	255,259	234,277	384,115	618,392	2,733,179
ProFund VP Japan	231,290	—	10,679	(10,679)	—	160,664	160,664	254,853	415,517	404,838	1,884,011	2,288,849	2,520,139
ProFund VP Mid-Cap	4,734,725	—	63,590	(63,590)	456,491	1,031,542	1,488,033	318,073	1,806,106	1,742,516	(1,237,418)	505,098	5,239,823
ProFund VP Money Market	16,875,141	3,350	141,473	(138,123)	—	—	—	—	—	(138,123)	(785,703)	(923,826)	15,951,315
ProFund VP NASDAQ-100	6,111,813	—	59,167	(59,167)	—	856,241	856,241	1,296,775	2,153,016	2,093,849	(554,840)	1,539,009	7,650,822
ProFund VP Oil & Gas	6,935,800	30,673	63,568	(32,895)	272,133	(89,559)	182,574	1,357,598	1,540,172	1,507,277	(716,577)	790,700	7,726,500

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
ProFund VP Pharmaceuticals	$2,587,654	$55,745	$30,752	$24,993	$151,238	$235,990	$387,228	$456,071	$843,299	$868,292	$1,070,667	$1,938,959	$4,526,613
ProFund VP Precious Metals	7,452,780	—	42,153	(42,153)	—	(2,893,758)	(2,893,758)	198,582	(2,695,176)	(2,737,329)	(819,040)	(3,556,369)	3,896,411
ProFund VP Short Emerging Markets	419,101	—	4,037	(4,037)	—	(61,354)	(61,354)	52,413	(8,941)	(12,978)	15,592	2,614	421,715
ProFund VP Short International	543,662	—	4,384	(4,384)	—	(110,708)	(110,708)	(6,017)	(116,725)	(121,109)	3,259	(117,850)	425,812
ProFund VP Short NASDAQ-100	918,403	—	7,304	(7,304)	—	(180,959)	(180,959)	(96,473)	(277,432)	(284,736)	(55,024)	(339,760)	578,643
ProFund VP Short Small-Cap	742,671	—	10,723	(10,723)	—	(280,558)	(280,558)	(167,608)	(448,166)	(458,889)	811,744	352,855	1,095,526
ProFund VP Small-Cap	5,953,688	—	49,293	(49,293)	119,306	964,036	1,083,342	596,909	1,680,251	1,630,958	1,412,535	3,043,493	8,997,181
ProFund VP Small-Cap Value	4,597,660	12,963	31,197	(18,234)	—	868,698	868,698	352,581	1,221,279	1,203,045	(665,517)	537,528	5,135,188
ProFund VP Telecommunications	1,043,007	27,332	7,982	19,350	41,378	20,403	61,781	(1,728)	60,053	79,403	(450,268)	(370,865)	672,142
ProFund VP U.S. Government Plus	8,023,704	7,105	30,590	(23,485)	197,838	(684,449)	(486,611)	(406,400)	(893,011)	(916,496)	(4,791,011)	(5,707,507)	2,316,197
ProFund VP UltraNASDAQ-100	2,306,031	—	47,303	(47,303)	—	626,444	626,444	2,330,327	2,956,771	2,909,468	3,496,761	6,406,229	8,712,260
ProFund VP UltraSmall-Cap	4,189,182	—	58,402	(58,402)	—	1,788,178	1,788,178	2,310,720	4,098,898	4,040,496	2,600,990	6,641,486	10,830,668
ProFund VP Utilities	2,246,366	63,787	21,225	42,562	—	119,785	119,785	40,608	160,393	202,955	(354,549)	(151,594)	2,094,772
TA Aegon Active Asset Allocation - Conservative Initial Class	7,790,128	131,131	90,892	40,239	131,587	185,731	317,318	261,693	579,011	619,250	2,150,448	2,769,698	10,559,826
TA Aegon Active Asset Allocation - Moderate Initial Class	1,722,700	13,290	18,364	(5,074)	12,608	79,309	91,917	120,186	212,103	207,029	1,009,620	1,216,649	2,939,349
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	29,341,425	296,072	265,066	31,006	—	613,646	613,646	4,034,530	4,648,176	4,679,182	(252,053)	4,427,129	33,768,554
TA Aegon High Yield Bond Initial Class	23,598,480	1,158,162	183,565	974,597	—	1,532,398	1,532,398	(1,475,867)	56,531	1,031,128	(5,314,018)	(4,282,890)	19,315,590
TA Aegon Money Market Initial Class	41,402,846	2,020	345,856	(343,836)	—	—	—	—	—	(343,836)	(3,530,546)	(3,874,382)	37,528,464
TA Aegon U.S. Government Securities Initial Class	11,800,019	197,926	78,367	119,559	185,209	(40,271)	144,938	(539,655)	(394,717)	(275,158)	(3,573,213)	(3,848,371)	7,951,648
TA AllianceBernstein Dynamic Allocation Initial Class	3,397,039	39,899	29,992	9,907	—	153,145	153,145	48,069	201,214	211,121	(134,467)	76,654	3,473,693
TA Asset Allocation - Conservative Initial Class	42,471,943	1,183,426	337,016	846,410	58,378	2,760,001	2,818,379	(603,717)	2,214,662	3,061,072	(8,573,006)	(5,511,934)	36,960,009

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA Asset Allocation - Growth Initial Class	$255,994,070	$3,427,804	$2,394,684	$1,033,120	$—	$(4,255,599)	$(4,255,599)	$67,755,941	$63,500,342	$64,533,462	$(12,071,029)	$52,462,433	$308,456,503
TA Asset Allocation - Moderate Initial Class	81,048,545	2,040,997	722,481	1,318,516	—	(581,555)	(581,555)	9,168,344	8,586,789	9,905,305	(4,777,151)	5,128,154	86,176,699
TA Asset Allocation - Moderate Growth Initial Class	280,495,309	6,748,863	2,513,630	4,235,233	—	(38,417)	(38,417)	45,687,018	45,648,601	49,883,834	(17,885,325)	31,998,509	312,493,818
TA Barrow Hanley Dividend Focused Initial Class	60,489,028	1,513,223	566,665	946,558	—	(520,060)	(520,060)	15,872,206	15,352,146	16,298,704	(7,437,276)	8,861,428	69,350,456
TA BlackRock Global Allocation Initial Class	3,710,765	89,851	37,264	52,587	54,790	51,763	106,553	421,467	528,020	580,607	1,194,758	1,775,365	5,486,130
TA BlackRock Tactical Allocation Initial Class	3,331,943	95,354	36,173	59,181	100,479	82,709	183,188	235,313	418,501	477,682	1,200,384	1,678,066	5,010,009
TA BNP Paribas Large Cap Growth Initial Class	4,052,421	55,759	47,752	8,007	—	278,687	278,687	1,236,827	1,515,514	1,523,521	1,383,508	2,907,029	6,959,450
TA Clarion Global Real Estate Securities Initial Class	48,402,540	2,720,130	438,213	2,281,917	—	(3,123,847)	(3,123,847)	2,228,021	(895,826)	1,386,091	(2,228,723)	(842,632)	47,559,908
TA Hanlon Income Initial Class	29,893,545	1,217,607	228,956	988,651	—	159,772	159,772	(492,298)	(332,526)	656,125	(4,912,557)	(4,256,432)	25,637,113
TA International Moderate Growth Initial Class	10,833,421	231,249	96,242	135,007	—	84,950	84,950	1,042,200	1,127,150	1,262,157	(232,875)	1,029,282	11,862,703
TA Janus Balanced Initial Class	9,058,408	76,999	78,983	(1,984)	—	315,031	315,031	1,286,911	1,601,942	1,599,958	(1,037,313)	562,645	9,621,053
TA Jennison Growth Initial Class	13,204,036	34,365	115,310	(80,945)	991,955	286,269	1,278,224	3,036,269	4,314,493	4,233,548	(848,708)	3,384,840	16,588,876
TA JPMorgan Core Bond Initial Class	54,961,304	1,384,040	429,513	954,527	—	967,664	967,664	(3,313,464)	(2,345,800)	(1,391,273)	(10,979,848)	(12,371,121)	42,590,183
TA JPMorgan Enhanced Index Initial Class	4,615,177	37,849	48,982	(11,133)	39,389	282,257	321,646	1,226,685	1,548,331	1,537,198	850,043	2,387,241	7,002,418
TA JPMorgan Mid Cap Value Initial Class	7,283,109	38,197	71,260	(33,063)	91,544	329,860	421,404	1,725,105	2,146,509	2,113,446	(987,423)	1,126,023	8,409,132
TA JPMorgan Tactical Allocation Initial Class	58,503,544	597,856	467,565	130,291	—	(1,452,268)	(1,452,268)	3,709,395	2,257,127	2,387,418	(10,076,991)	(7,689,573)	50,813,971
TA MFS International Equity Initial Class	40,935,229	477,227	380,345	96,882	—	(1,799,797)	(1,799,797)	8,311,026	6,511,229	6,608,111	(3,364,596)	3,243,515	44,178,744
TA Morgan Stanley Capital Growth Initial Class	29,074,013	227,815	296,485	(68,670)	149,329	(139,008)	10,321	13,291,604	13,301,925	13,233,255	(334,381)	12,898,874	41,972,887
TA Morgan Stanley Mid-Cap Growth Initial Class	308,998,063	2,868,497	3,107,432	(238,935)	7,180,039	10,044,069	17,224,108	95,909,828	113,133,936	112,895,001	(21,167,340)	91,727,661	400,725,724
TA Multi-Managed Balanced Initial Class	113,097,747	1,869,038	1,047,337	821,701	3,832,854	1,923,401	5,756,255	11,998,614	17,754,869	18,576,570	(9,078,409)	9,498,161	122,595,908
TA PIMCO Tactical - Balanced Initial Class	7,218,830	45,900	60,512	(14,612)	—	40,461	40,461	748,230	788,691	774,079	(770,566)	3,513	7,222,343

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income	Investment Expense			Increase (Decrease) in Net Assets from Operations
Subaccount	Net Assets as of January 1, 2012	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA PIMCO Tactical - Conservative Initial Class	$9,814,626	$67,942	$81,861	$(13,919)	$—	$(66,371)	$(66,371)	$801,141	$734,770	$720,851	$(673,047)	$47,804	$9,862,430
TA PIMCO Tactical - Growth Initial Class	12,426,995	110,985	108,665	2,320	—	(108,622)	(108,622)	2,040,067	1,931,445	1,933,765	(648,286)	1,285,479	13,712,474
TA PIMCO Total Return Initial Class	37,217,010	643,732	279,341	364,391	365,846	54,339	420,185	(2,011,329)	(1,591,144)	(1,226,753)	(8,796,508)	(10,023,261)	27,193,749
TA Systematic Small/Mid Cap Value Initial Class	41,008,806	501,323	867,084	(365,761)	241,100	2,934,422	3,175,522	25,403,556	28,579,078	28,213,317	63,412,408	91,625,725	132,634,531
TA T. Rowe Price Small Cap Initial Class	28,558,454	33,712	363,628	(329,916)	1,951,775	1,297,951	3,249,726	11,839,370	15,089,096	14,759,180	11,916,908	26,676,088	55,234,542
TA Vanguard ETF - Balanced Initial Class	482,240	7,731	5,224	2,507	8,612	8,391	17,003	43,504	60,507	63,014	325,247	388,261	870,501
TA Vanguard ETF - Growth Initial Class	1,405,111	38,203	21,340	16,863	55,211	42,024	97,235	277,696	374,931	391,794	1,673,828	2,065,622	3,470,733
TA WMC Diversified Growth Initial Class	726,823,605	8,339,087	7,075,995	1,263,092	—	8,955,932	8,955,932	207,244,939	216,200,871	217,463,963	(67,254,792)	150,209,171	877,032,776

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

WRL Series Life Account (the Separate Account) is a segregated investment account of Western Reserve Life Assurance Co. of Ohio (WRL), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Financial Freedom Builder, WRL Freedom Elite, WRL Freedom Equity Protector, WRL Freedom Wealth Protector, WRL Freedom Elite Builder, WRL Freedom Elite Builder II, WRL Freedom Elite Advisor, WRL Freedom Excelerator, WRL SP Plus, and WRL For Life.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AllianceBernstein Variable Products Series Fund	AllianceBernstein Variable Products Series Fund
AllianceBernstein Balanced Wealth Strategy Class B Shares	AllianceBernstein Balanced Wealth Strategy Portfolio Class B Shares
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Contrafund® Service Class 2	Fidelity® VIP Contrafund® Portfolio Service Class 2
Fidelity® VIP Equity-Income Service Class 2	Fidelity® VIP Equity-Income Portfolio Service Class 2
Fidelity® VIP Growth Opportunities Service Class 2	Fidelity® VIP Growth Opportunities Portfolio Service Class 2
Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	Franklin Templeton VIP Founding Funds Allocation Class 4 Shares
Access One Trust	Access One Trust
Access VP High Yield	Access VP High Yield
Profunds Trust	Profunds Trust
ProFund VP Asia 30	ProFund VP Asia 30
ProFund VP Basic Materials	ProFund VP Basic Materials
ProFund VP Bull	ProFund VP Bull
ProFund VP Consumer Services	ProFund VP Consumer Services
ProFund VP Emerging Markets	ProFund VP Emerging Markets
ProFund VP Europe 30	ProFund VP Europe 30
ProFund VP Falling U.S. Dollar	ProFund VP Falling U.S. Dollar
ProFund VP Financials	ProFund VP Financials
ProFund VP International	ProFund VP International
ProFund VP Japan	ProFund VP Japan
ProFund VP Mid-Cap	ProFund VP Mid-Cap
ProFund VP Money Market	ProFund VP Money Market
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100
ProFund VP Oil & Gas	ProFund VP Oil & Gas
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals
ProFund VP Precious Metals	ProFund VP Precious Metals
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets
ProFund VP Short International	ProFund VP Short International
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Profunds Trust	Profunds Trust
ProFund VP Small-Cap	ProFund VP Small-Cap
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value
ProFund VP Telecommunications	ProFund VP Telecommunications
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus
ProFund VP UltraNASDAQ-100	ProFund VP UltraNASDAQ-100
ProFund VP UltraSmall-Cap	ProFund VP UltraSmall-Cap
ProFund VP Utilities	ProFund VP Utilities
Transamerica Series Trust	Transamerica Series Trust
TA Aegon Active Asset Allocation - Conservative Initial Class	Transamerica Aegon Active Asset Allocation - Conservative Initial Class
TA Aegon Active Asset Allocation - Moderate Initial Class	Transamerica Aegon Active Asset Allocation - Moderate Initial Class
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	Transamerica Aegon Active Asset Allocation - Moderate Growth Initial Class
TA Aegon High Yield Bond Initial Class	Transamerica Aegon High Yield Bond Initial Class
TA Aegon Money Market Initial Class	Transamerica Aegon Money Market Initial Class
TA Aegon U.S. Government Securities Initial Class	Transamerica Aegon U.S. Government Securities Initial Class
TA AllianceBernstein Dynamic Allocation Initial Class	Transamerica AllianceBernstein Dynamic Allocation Initial Class
TA Asset Allocation - Conservative Initial Class	Transamerica Asset Allocation - Conservative Initial Class
TA Asset Allocation - Growth Initial Class	Transamerica Asset Allocation - Growth Initial Class
TA Asset Allocation - Moderate Initial Class	Transamerica Asset Allocation - Moderate Initial Class
TA Asset Allocation - Moderate Growth Initial Class	Transamerica Asset Allocation - Moderate Growth Initial Class
TA Barrow Hanley Dividend Focused Initial Class	Transamerica Barrow Hanley Dividend Focused Initial Class
TA BlackRock Global Allocation Initial Class	Transamerica BlackRock Global Allocation Initial Class
TA BlackRock Tactical Allocation Initial Class	Transamerica BlackRock Tactical Allocation Initial Class
TA BNP Paribas Large Cap Growth Initial Class	Transamerica BNP Paribas Large Cap Growth Initial Class
TA Clarion Global Real Estate Securities Initial Class	Transamerica Clarion Global Real Estate Securities Initial Class
TA Hanlon Income Initial Class	Transamerica Hanlon Income Initial Class
TA International Moderate Growth Initial Class	Transamerica International Moderate Growth Initial Class
TA Janus Balanced Initial Class	Transamerica Janus Balanced Initial Class
TA Jennison Growth Initial Class	Transamerica Jennison Growth Initial Class
TA JPMorgan Core Bond Initial Class	Transamerica JPMorgan Core Bond Initial Class
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index Initial Class
TA JPMorgan Mid Cap Value Initial Class	Transamerica JPMorgan Mid Cap Value Initial Class
TA JPMorgan Tactical Allocation Initial Class	Transamerica JPMorgan Tactical Allocation Initial Class
TA MFS International Equity Initial Class	Transamerica MFS International Equity Initial Class
TA Morgan Stanley Capital Growth Initial Class	Transamerica Morgan Stanley Capital Growth Initial Class
TA Morgan Stanley Mid-Cap Growth Initial Class	Transamerica Morgan Stanley Mid-Cap Growth Initial Class
TA Multi-Managed Balanced Initial Class	Transamerica Multi-Managed Balanced Initial Class
TA PIMCO Tactical - Balanced Initial Class	Transamerica PIMCO Tactical - Balanced Initial Class
TA PIMCO Tactical - Conservative Initial Class	Transamerica PIMCO Tactical - Conservative Initial Class
TA PIMCO Tactical - Growth Initial Class	Transamerica PIMCO Tactical - Growth Initial Class
TA PIMCO Total Return Initial Class	Transamerica PIMCO Total Return Initial Class

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust	Transamerica Series Trust
TA Systematic Small/Mid Cap Value Initial Class	Transamerica Systematic Small/Mid Cap Value Initial Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap Initial Class
TA Vanguard ETF - Balanced Initial Class	Transamerica Vanguard ETF - Balanced Initial Class
TA Vanguard ETF - Growth Initial Class	Transamerica Vanguard ETF - Growth Initial Class
TA WMC Diversified Growth Initial Class	Transamerica WMC Diversified Growth Initial Class

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
ProFund VP UltraNASDAQ-100	April 30, 2012
TA BlackRock Global Allocation Initial Class	May 19, 2011
TA BlackRock Tactical Allocation Initial Class	May 19, 2011
TA Aegon Active Asset Allocation - Conservative Initial Class	April 29, 2011
TA Aegon Active Asset Allocation - Moderate Initial Class	April 29, 2011
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	April 29, 2011
TA Jennison Growth Initial Class	April 29, 2010
TA Janus Balanced Initial Class	July 1, 2009
AllianceBernstein Balanced Wealth Strategy Class B Shares	May 1, 2009
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	May 1, 2009
TA Hanlon Income Initial Class	May 1, 2009
TA BNP Paribas Large Cap Growth Initial Class	May 1, 2009
TA PIMCO Tactical - Balanced Initial Class	May 1, 2009
TA PIMCO Tactical - Conservative Initial Class	May 1, 2009
TA PIMCO Tactical - Growth Initial Class	May 1, 2009
The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
TA Barrow Hanley Dividend Focused Initial Class	TA BlackRock Large Cap Value Initial Class
TA BNP Paribas Large Cap Growth Initial Class	TA Multi Managed Large Cap Core Initial Class
TA Vanguard ETF - Balanced Initial Class	TA Index 50 Initial Class
TA Vanguard ETF - Growth Initial Class	TA Index 75 Initial Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
TA Systematic Small/Mid-Cap Value Initial Class	TA Third Avenue Value Initial Class
TA Vanguard ETF - Growth Initial Class	TA Efficient Markets Initial Class

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
AllianceBernstein Balanced Wealth Strategy Class B Shares	$860,274	$310,700
Fidelity® VIP Contrafund® Service Class 2	1,481,870	1,871,084
Fidelity® VIP Equity-Income Service Class 2	2,317,028	850,753
Fidelity® VIP Growth Opportunities Service Class 2	890,468	880,538
Fidelity® VIP Index 500 Service Class 2	6,099,371	2,880,195
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	1,569,530	288,705
Access VP High Yield	4,926,313	2,861,304
ProFund VP Asia 30	2,173,470	1,823,157
ProFund VP Basic Materials	1,264,516	2,224,622
ProFund VP Bull	6,963,395	5,003,869
ProFund VP Consumer Services	2,069,495	1,137,647
ProFund VP Emerging Markets	9,282,156	12,071,248
ProFund VP Europe 30	5,128,854	6,327,146
ProFund VP Falling U.S. Dollar	735,487	552,959
ProFund VP Financials	2,708,566	1,975,662
ProFund VP International	4,299,675	3,757,813
ProFund VP Japan	4,895,992	3,022,066
ProFund VP Mid-Cap	9,042,720	9,887,862
ProFund VP Money Market	37,320,818	38,248,985
ProFund VP NASDAQ-100	11,774,777	12,388,932
ProFund VP Oil & Gas	1,944,683	2,422,005
ProFund VP Pharmaceuticals	2,610,019	1,363,122
ProFund VP Precious Metals	3,068,772	3,929,723
ProFund VP Short Emerging Markets	877,266	865,610
ProFund VP Short International	389,349	390,258
ProFund VP Short NASDAQ-100	2,414,619	2,476,898
ProFund VP Short Small-Cap	2,822,214	2,021,339
ProFund VP Small-Cap	11,319,680	9,839,187
ProFund VP Small-Cap Value	10,533,100	11,218,476
ProFund VP Telecommunications	490,822	880,257
ProFund VP U.S. Government Plus	1,442,543	6,058,886
ProFund VP UltraNASDAQ-100	12,355,045	8,905,587
ProFund VP UltraSmall-Cap	7,868,178	5,325,622
ProFund VP Utilities	3,085,826	3,397,801
TA Aegon Active Asset Allocation - Conservative Initial Class	4,389,996	2,067,714
TA Aegon Active Asset Allocation - Moderate Initial Class	1,807,935	790,784

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

2. Investments (continued)

Subaccount	Purchases	Sales
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	$3,742,690	$3,963,510
TA Aegon High Yield Bond Initial Class	10,901,913	15,242,352
TA Aegon Money Market Initial Class	12,463,177	16,337,194
TA Aegon U.S. Government Securities Initial Class	2,803,590	6,071,271
TA AllianceBernstein Dynamic Allocation Initial Class	748,179	872,620
TA Asset Allocation - Conservative Initial Class	4,126,323	11,794,475
TA Asset Allocation - Growth Initial Class	11,937,503	22,978,716
TA Asset Allocation - Moderate Initial Class	5,552,353	9,010,894
TA Asset Allocation - Moderate Growth Initial Class	13,623,592	27,276,671
TA Barrow Hanley Dividend Focused Initial Class	9,542,787	16,033,655
TA BlackRock Global Allocation Initial Class	2,107,038	804,903
TA BlackRock Tactical Allocation Initial Class	2,333,392	973,349
TA BNP Paribas Large Cap Growth Initial Class	2,353,044	961,032
TA Clarion Global Real Estate Securities Initial Class	6,669,807	6,617,008
TA Hanlon Income Initial Class	3,379,730	7,303,379
TA International Moderate Growth Initial Class	1,334,867	1,432,263
TA Janus Balanced Initial Class	1,389,269	2,428,492
TA Jennison Growth Initial Class	3,673,153	3,611,783
TA JPMorgan Core Bond Initial Class	4,230,853	14,256,226
TA JPMorgan Enhanced Index Initial Class	2,105,597	1,227,296
TA JPMorgan Mid Cap Value Initial Class	180,374	1,109,315
TA JPMorgan Tactical Allocation Initial Class	5,577,931	15,524,589
TA MFS International Equity Initial Class	6,745,602	10,013,056
TA Morgan Stanley Capital Growth Initial Class	4,144,106	4,397,578
TA Morgan Stanley Mid-Cap Growth Initial Class	24,722,996	38,943,858
TA Multi-Managed Balanced Initial Class	8,913,809	13,337,158
TA PIMCO Tactical - Balanced Initial Class	830,938	1,616,115
TA PIMCO Tactical - Conservative Initial Class	1,077,584	1,764,702
TA PIMCO Tactical - Growth Initial Class	1,315,819	1,961,861
TA PIMCO Total Return Initial Class	7,100,214	15,166,480
TA Systematic Small/Mid Cap Value Initial Class	80,671,368	17,383,295
TA T. Rowe Price Small Cap Initial Class	19,943,761	6,404,150
TA Vanguard ETF - Balanced Initial Class	470,422	134,054
TA Vanguard ETF - Growth Initial Class	2,205,864	459,963
TA WMC Diversified Growth Initial Class	20,021,876	86,007,324

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AllianceBernstein Balanced Wealth Strategy Class B Shares	120,348	(86,630)	33,718	33,414	(20,120)	13,294
Fidelity® VIP Contrafund® Service Class 2	25,867	(46,373)	(20,506)	166,982	(228,567)	(61,585)
Fidelity® VIP Equity-Income Service Class 2	21,161	13,677	34,838	96,766	(129,912)	(33,146)
Fidelity® VIP Growth Opportunities Service Class 2	183,915	(182,481)	1,434	194,226	(176,228)	17,998
Fidelity® VIP Index 500 Service Class 2	88,424	94,350	182,774	388,268	(258,646)	129,622
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	105,506	(58,192)	47,314	35,873	(17,517)	18,356
Access VP High Yield	16,798	100,067	116,865	203,772	(133,371)	70,401
ProFund VP Asia 30	11,328	24,123	35,451	315,929	(342,226)	(26,297)
ProFund VP Basic Materials	68,709	(182,089)	(113,380)	318,889	(379,760)	(60,871)
ProFund VP Bull	30,364	122,845	153,209	519,684	(538,104)	(18,420)
ProFund VP Consumer Services	18,673	38,540	57,213	205,398	(249,540)	(44,142)
ProFund VP Emerging Markets	30,522	(503,287)	(472,765)	1,163,893	(731,755)	432,138
ProFund VP Europe 30	236,719	(394,305)	(157,586)	221,715	(38,500)	183,215
ProFund VP Falling U.S. Dollar	68,308	(45,175)	23,133	47,519	(49,978)	(2,459)
ProFund VP Financials	19,863	73,437	93,300	377,978	(372,558)	5,420
ProFund VP International	21,373	3,249	24,622	343,723	(283,594)	60,129
ProFund VP Japan	21,611	206,951	228,562	255,620	(449,783)	(194,163)
ProFund VP Mid-Cap	889,722	(950,409)	(60,687)	996,462	(823,394)	173,068
ProFund VP Money Market	129,093	(208,249)	(79,156)	5,853,895	(6,289,354)	(435,459)
ProFund VP NASDAQ-100	23,003	(46,504)	(23,501)	1,640,523	(1,878,992)	(238,469)
ProFund VP Oil & Gas	13,156	(87,176)	(74,020)	528,455	(501,201)	27,254
ProFund VP Pharmaceuticals	12,219	56,926	69,145	295,362	(353,724)	(58,362)
ProFund VP Precious Metals	81,176	(238,825)	(157,649)	778,524	(727,724)	50,800
ProFund VP Short Emerging Markets	2,923	(1,306)	1,617	135,730	(152,942)	(17,212)
ProFund VP Short International	3,560	(3,257)	303	316,927	(313,897)	3,030
ProFund VP Short NASDAQ-100	15,019	(36,958)	(21,939)	766,829	(732,996)	33,833
ProFund VP Short Small-Cap	20,933	203,816	224,749	1,374,432	(1,415,119)	(40,687)

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
ProFund VP Small-Cap	11,942	45,316	57,258	1,327,315	(981,001)	346,314
ProFund VP Small-Cap Value	18,101	(91,310)	(73,209)	1,197,973	(854,949)	343,024
ProFund VP Telecommunications	681	(40,553)	(39,872)	236,793	(167,660)	69,133
ProFund VP U.S. Government Plus	1,555	(330,926)	(329,371)	728,570	(590,471)	138,099
ProFund VP UltraNASDAQ-100	35,539	242,455	277,994	1,331,090	(1,084,665)	246,425
ProFund VP UltraSmall-Cap	52,237	143,647	195,884	1,931,930	(2,309,104)	(377,174)
ProFund VP Utilities	5,256	(43,472)	(38,216)	423,736	(576,036)	(152,300)
TA Aegon Active Asset Allocation - Conservative Initial Class	5,899	198,650	204,549	550,240	(284,031)	266,209
TA Aegon Active Asset Allocation - Moderate Initial Class	12,915	77,405	90,320	153,395	(76,200)	77,195
TA Aegon Active Asset Allocation - Moderate Growth Initial Class	23,800	(46,426)	(22,626)	824,963	(1,031,151)	(206,188)
TA Aegon High Yield Bond Initial Class	9,453	(285,937)	(276,484)	1,016,557	(715,853)	300,704
TA Aegon Money Market Initial Class	24,739	(152,009)	(127,270)	1,017,361	(1,416,183)	(398,822)
TA Aegon U.S. Government Securities Initial Class	5,966	(245,767)	(239,801)	460,698	(509,608)	(48,910)
TA AllianceBernstein Dynamic Allocation Initial Class	4,010	(11,114)	(7,104)	74,821	(58,940)	15,881
TA Asset Allocation - Conservative Initial Class	17,691	(540,948)	(523,257)	651,526	(668,556)	(17,030)
TA Asset Allocation - Growth Initial Class	57,580	(763,708)	(706,128)	2,986,691	(3,633,690)	(646,999)
TA Asset Allocation - Moderate Initial Class	23,326	(294,186)	(270,860)	905,218	(1,427,518)	(522,300)
TA Asset Allocation - Moderate Growth Initial Class	61,337	(1,091,223)	(1,029,886)	2,901,893	(3,982,670)	(1,080,777)
TA Barrow Hanley Dividend Focused Initial Class	39,509	(245,344)	(205,835)	784,937	(927,758)	(142,821)
TA BlackRock Global Allocation Initial Class	49,385	60,707	110,092	278,192	(109,924)	168,268
TA BlackRock Tactical Allocation Initial Class	12,320	96,269	108,589	288,261	(85,217)	203,044
TA BNP Paribas Large Cap Growth Initial Class	12,166	57,426	69,592	96,542	(86,555)	9,987
TA Clarion Global Real Estate Securities Initial Class	25,418	(59,658)	(34,240)	473,010	(489,470)	(16,460)
TA Hanlon Income Initial Class	10,872	(430,669)	(419,797)	972,242	(1,070,820)	(98,578)
TA International Moderate Growth Initial Class	7,879	(29,134)	(21,255)	228,051	(366,497)	(138,446)
TA Janus Balanced Initial Class	11,831	(100,348)	(88,517)	260,654	(328,505)	(67,851)
TA Jennison Growth Initial Class	48,651	(135,122)	(86,471)	793,569	(1,152,148)	(358,579)

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA JPMorgan Core Bond Initial Class	27,163	(231,101)	(203,938)	427,808	(518,466)	(90,658)
TA JPMorgan Enhanced Index Initial Class	8,754	39,769	48,523	230,701	(252,912)	(22,211)
TA JPMorgan Mid Cap Value Initial Class	1,243	(39,016)	(37,773)	1,036	(49,242)	(48,206)
TA JPMorgan Tactical Allocation Initial Class	49,853	(248,933)	(199,080)	672,979	(748,448)	(75,469)
TA MFS International Equity Initial Class	19,911	(202,968)	(183,057)	465,057	(594,814)	(129,757)
TA Morgan Stanley Capital Growth Initial Class	41,778	(58,434)	(16,656)	362,182	(542,301)	(180,119)
TA Morgan Stanley Mid-Cap Growth Initial Class	145,061	478,128	623,189	2,317,412	(3,010,460)	(693,048)
TA Multi-Managed Balanced Initial Class	63,785	(517,276)	(453,491)	793,462	(1,285,339)	(491,877)
TA PIMCO Tactical - Balanced Initial Class	9,518	(79,003)	(69,485)	270,747	(529,027)	(258,280)
TA PIMCO Tactical - Conservative Initial Class	18,659	(81,484)	(62,825)	347,277	(309,376)	37,901
TA PIMCO Tactical - Growth Initial Class	9,880	(71,584)	(61,704)	400,307	(453,299)	(52,992)
TA PIMCO Total Return Initial Class	8,952	(546,143)	(537,191)	1,192,076	(1,091,648)	100,428
TA Systematic Small/Mid Cap Value Initial Class	37,667	2,542,653	2,580,320	820,995	(808,554)	12,441
TA T. Rowe Price Small Cap Initial Class	52,802	501,845	554,647	1,388,548	(1,475,396)	(86,848)
TA Vanguard ETF - Balanced Initial Class	5,640	21,050	26,690	22,132	(16,926)	5,206
TA Vanguard ETF - Growth Initial Class	8,359	132,111	140,470	35,922	(109,952)	(74,030)
TA WMC Diversified Growth Initial Class	443,599	(4,052,875)	(3,609,276)	19,118,163	(23,543,209)	(4,425,046)

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

Subaccount	Year Ended	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AllianceBernstein Balanced Wealth Strategy Class B Shares
	12/31/2013	96,496	$17.67	to	$16.48	$1,637,100	2.44%	0.00%	to	1.50%	16.27%	to	14.55%
	12/31/2012	62,778	15.19	to	14.39	924,351	1.93	0.00	to	1.50	13.38	to	11.69
	12/31/2011	49,484	13.40	to	12.88	647,958	1.93	0.00	to	1.50	(3.06)	to	(4.49)
	12/31/2010	44,709	13.82	to	13.48	609,047	2.05	0.00	to	1.50	10.30	to	8.67
	12/31/2009(1)	21,898	12.53	to	12.41	272,849	0.28	0.00	to	1.50	25.33	to	24.09
Fidelity® VIP Contrafund® Service Class 2
	12/31/2013	1,061,778	14.02	to	19.96	21,199,390	0.85	0.30	to	0.90	30.56	to	29.79
	12/31/2012	1,082,284	10.74	to	15.38	16,648,396	1.12	0.30	to	0.90	15.79	to	15.10
	12/31/2011	1,143,869	9.27	to	13.36	15,287,373	0.75	0.30	to	0.90	(3.65)	to	(3.65)
	12/31/2010	1,277,562	13.87	to	13.87	17,720,846	1.02	0.90	to	0.90	15.88	to	15.88
	12/31/2009	1,385,317	11.97	to	11.97	16,581,630	1.18	0.90	to	0.90	34.26	to	34.26
Fidelity® VIP Equity-Income Service Class 2
	12/31/2013	627,239	14.21	to	18.31	11,485,921	2.43	0.30	to	0.90	27.44	to	26.69
	12/31/2012	592,401	11.15	to	14.45	8,562,126	2.95	0.30	to	0.90	16.70	to	16.01
	12/31/2011	625,547	9.56	to	12.46	7,793,281	2.28	0.30	to	0.90	(0.24)	to	(0.24)
	12/31/2010	656,922	12.49	to	12.49	8,204,632	1.63	0.90	to	0.90	13.89	to	13.89
	12/31/2009	711,747	10.97	to	10.97	7,805,053	2.09	0.90	to	0.90	28.73	to	28.73
Fidelity® VIP Growth Opportunities Service Class 2
	12/31/2013	495,704	15.84	to	13.29	6,587,747	0.05	0.30	to	0.90	37.13	to	36.31
	12/31/2012	494,270	11.55	to	9.75	4,818,399	0.15	0.30	to	0.90	18.96	to	18.25
	12/31/2011	476,272	9.71	to	8.24	3,926,217	—	0.30	to	0.90	1.06	to	1.06
	12/31/2010	451,620	8.16	to	8.16	3,683,913	—	0.90	to	0.90	22.37	to	22.37
	12/31/2009	541,193	6.67	to	6.67	3,607,491	0.26	0.90	to	0.90	44.16	to	44.16
Fidelity® VIP Index 500 Service Class 2
	12/31/2013	1,059,391	15.36	to	15.01	19,728,648	1.84	0.00	to	1.50	31.91	to	29.96
	12/31/2012	876,617	11.64	to	11.55	12,543,718	2.08	0.00	to	1.50	15.63	to	13.91
	12/31/2011	746,995	10.07	to	10.14	9,370,215	1.73	0.00	to	1.50	1.78	to	0.28
	12/31/2010	757,255	9.89	to	10.11	9,418,539	1.86	0.00	to	1.50	14.73	to	13.03
	12/31/2009	717,829	8.62	to	8.94	7,869,261	2.41	0.00	to	1.50	26.30	to	24.43
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares
	12/31/2013	114,612	19.94	to	18.60	2,194,012	10.64	0.00	to	1.50	23.68	to	21.85
	12/31/2012	67,298	16.12	to	15.27	1,050,329	2.54	0.00	to	1.50	15.17	to	13.46
	12/31/2011	48,942	14.00	to	13.45	669,001	0.02	0.00	to	1.50	(1.67)	to	(3.12)
	12/31/2010	32,527	14.24	to	13.89	456,236	2.63	0.00	to	1.50	10.24	to	8.61
	12/31/2009(1)	15,380	12.91	to	12.79	197,428	4.77	0.00	to	1.50	29.14	to	27.87
Access VP High Yield
	12/31/2013	354,737	17.51	to	15.89	5,908,320	2.62	0.00	to	1.50	10.02	to	8.39
	12/31/2012	237,872	15.92	to	14.66	3,628,088	4.52	0.00	to	1.50	14.12	to	12.43
	12/31/2011	167,471	13.95	to	13.04	2,258,889	1.07	0.00	to	1.50	2.74	to	1.23
	12/31/2010	153,131	13.57	to	12.88	2,027,460	6.13	0.00	to	1.50	16.37	to	14.66
	12/31/2009	682,198	11.66	to	11.23	7,829,265	8.96	0.00	to	1.50	16.91	to	15.19
ProFund VP Asia 30
	12/31/2013	578,009	9.46	to	10.20	5,217,606	0.06	0.00	to	1.50	14.97	to	13.27
	12/31/2012	542,558	8.23	to	9.01	4,292,528	-	0.00	to	1.50	15.48	to	13.76
	12/31/2011	568,855	7.13	to	7.92	3,927,613	0.04	0.00	to	1.50	(27.00)	to	(28.07)
	12/31/2010	646,594	9.76	to	11.01	6,160,651	0.07	0.00	to	1.50	13.90	to	12.22
	12/31/2009	814,042	8.57	to	9.81	6,866,995	1.14	0.00	to	1.50	54.20	to	51.92

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
ProFund VP Basic Materials
	12/31/2013	382,073	$10.72	to	$10.03	$3,893,330	0.95%	0.00%	to	1.50%	18.43%	to	16.68%
	12/31/2012	495,453	9.05	to	8.59	4,299,388	0.32	0.00	to	1.50	8.49	to	6.87
	12/31/2011	556,324	8.34	to	8.04	4,487,958	0.13	0.00	to	1.50	(16.15)	to	(17.39)
	12/31/2010	842,823	9.95	to	9.73	8,181,637	0.55	0.00	to	1.50	29.69	to	27.78
	12/31/2009	741,812	7.67	to	7.62	5,600,499	0.90	0.00	to	1.50	62.37	to	59.97
ProFund VP Bull
	12/31/2013	379,024	13.76	to	13.75	5,456,864	—	0.00	to	1.50	29.76	to	27.84
	12/31/2012	225,815	10.61	to	10.76	2,527,591	—	0.00	to	1.50	13.89	to	12.20
	12/31/2011	244,235	9.31	to	9.59	2,419,318	—	0.00	to	1.50	0.00	to	(1.47)
	12/31/2010	880,494	9.31	to	9.73	8,807,186	0.14	0.00	to	1.50	12.58	to	10.91
	12/31/2009	1,069,349	8.27	to	8.78	9,581,607	1.38	0.00	to	1.50	24.34	to	22.51
ProFund VP Consumer Services
	12/31/2013	174,922	20.35	to	20.92	3,394,209	0.23	0.00	to	1.50	39.87	to	37.80
	12/31/2012	117,709	14.55	to	15.18	1,646,930	—	0.00	to	1.50	22.10	to	20.29
	12/31/2011	161,851	11.92	to	12.62	1,868,275	—	0.00	to	1.50	5.50	to	3.94
	12/31/2010	74,047	11.30	to	12.14	816,386	—	0.00	to	1.50	21.39	to	19.60
	12/31/2009	18,603	9.30	to	10.15	170,351	—	0.00	to	1.50	30.80	to	28.87
ProFund VP Emerging Markets
	12/31/2013	763,357	7.23	to	7.47	5,251,045	0.62	0.00	to	1.50	(6.42)	to	(7.81)
	12/31/2012	1,236,122	7.73	to	8.10	9,160,476	1.06	0.00	to	1.50	6.57	to	4.99
	12/31/2011	803,984	7.25	to	7.71	5,637,656	—	0.00	to	1.50	(19.70)	to	(20.89)
	12/31/2010	2,157,293	9.03	to	9.75	19,013,392	—	0.00	to	1.50	9.77	to	8.15
	12/31/2009	1,372,513	8.22	to	9.02	11,111,642	0.13	0.00	to	1.50	62.36	to	59.96
ProFund VP Europe 30
	12/31/2013	70,112	10.62	to	10.16	710,051	0.36	0.00	to	1.50	21.64	to	19.84
	12/31/2012	227,698	8.73	to	8.48	1,908,666	2.21	0.00	to	1.50	16.60	to	14.86
	12/31/2011	44,483	7.49	to	7.38	322,844	0.61	0.00	to	1.50	(8.88)	to	(10.23)
	12/31/2010	35,416	8.22	to	8.22	284,103	1.53	0.00	to	1.50	2.63	to	1.12
	12/31/2009	54,733	8.01	to	8.13	431,550	3.65	0.00	to	1.50	32.30	to	30.34
ProFund VP Falling U.S. Dollar
	12/31/2013	91,312	8.71	to	7.87	757,593	—	0.00	to	1.50	(2.01)	to	(3.46)
	12/31/2012	68,179	8.89	to	8.16	581,557	—	0.00	to	1.50	(0.77)	to	(2.24)
	12/31/2011	70,638	8.96	to	8.34	612,079	—	0.00	to	1.50	(2.72)	to	(4.16)
	12/31/2010	56,113	9.21	to	8.71	504,230	—	0.00	to	1.50	(2.59)	to	(4.03)
	12/31/2009	65,423	9.45	to	9.07	608,825	3.24	0.00	to	1.50	3.32	to	1.79
ProFund VP Financials
	12/31/2013	384,821	9.69	to	11.45	3,559,313	0.33	0.00	to	1.50	32.08	to	30.13
	12/31/2012	291,521	7.33	to	8.80	2,057,578	0.15	0.00	to	1.50	24.73	to	22.88
	12/31/2011	286,101	5.88	to	7.16	1,628,344	—	0.00	to	1.50	(13.83)	to	(15.10)
	12/31/2010	297,817	6.82	to	8.43	1,983,828	0.24	0.00	to	1.50	10.93	to	9.29
	12/31/2009	295,380	6.15	to	7.72	1,788,997	1.87	0.00	to	1.50	15.01	to	13.31
ProFund VP International
	12/31/2013	297,995	9.64	to	9.58	2,733,179	—	0.00	to	1.50	19.49	to	17.73
	12/31/2012	273,373	8.06	to	8.14	2,114,787	—	0.00	to	1.50	15.93	to	14.21
	12/31/2011	213,244	6.96	to	7.12	1,434,875	—	0.00	to	1.50	(14.34)	to	(15.60)
	12/31/2010	977,030	8.12	to	8.44	7,742,694	—	0.00	to	1.50	7.80	to	6.21
	12/31/2009	745,355	7.53	to	7.95	5,526,517	0.03	0.00	to	1.50	24.65	to	22.80
ProFund VP Japan
	12/31/2013	264,230	10.02	to	9.53	2,520,139	—	0.00	to	1.50	48.24	to	46.05
	12/31/2012	35,668	6.76	to	6.53	231,290	—	0.00	to	1.50	22.95	to	21.12
	12/31/2011	229,831	5.50	to	5.39	1,222,963	—	0.00	to	1.50	(18.54)	to	(19.74)
	12/31/2010	48,243	6.75	to	6.71	317,483	—	0.00	to	1.50	(6.53)	to	(7.91)
	12/31/2009	17,702	7.22	to	7.29	125,805	0.60	0.00	to	1.50	10.33	to	8.70

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
ProFund VP Mid-Cap
	12/31/2013	354,544	$15.53	to	$14.96	$5,239,823	—%	0.00%	to	1.50%	30.79%	to	28.86%
	12/31/2012	415,231	11.87	to	11.61	4,734,725	—	0.00	to	1.50	15.54	to	13.82
	12/31/2011	242,163	10.28	to	10.20	2,408,185	—	0.00	to	1.50	(4.18)	to	(5.60)
	12/31/2010	262,715	10.73	to	10.80	2,750,087	—	0.00	to	1.50	24.05	to	22.22
	12/31/2009	687,103	8.65	to	8.84	5,848,174	—	0.00	to	1.50	32.88	to	30.91
ProFund VP Money Market
	12/31/2013	1,587,303	10.55	to	9.24	15,951,315	0.02	0.00	to	1.50	0.02	to	(1.46)
	12/31/2012	1,666,459	10.54	to	9.38	16,875,141	0.02	0.00	to	1.50	0.02	to	(1.47)
	12/31/2011	2,101,918	10.54	to	9.52	21,461,631	0.02	0.00	to	1.50	0.02	to	(1.45)
	12/31/2010	1,269,322	10.54	to	9.66	13,069,723	0.02	0.00	to	1.50	0.02	to	(1.46)
	12/31/2009	1,731,987	10.54	to	9.80	17,988,781	0.04	0.00	to	1.50	0.03	to	(1.45)
ProFund VP NASDAQ-100
	12/31/2013	370,711	19.51	to	17.40	7,650,822	—	0.00	to	1.50	34.27	to	32.29
	12/31/2012	394,212	14.53	to	13.15	6,111,813	—	0.00	to	1.50	16.23	to	14.51
	12/31/2011	632,681	12.50	to	11.49	8,536,019	—	0.00	to	1.50	1.45	to	(0.04)
	12/31/2010	280,798	12.32	to	11.49	3,763,880	—	0.00	to	1.50	18.24	to	16.50
	12/31/2009	309,635	10.42	to	9.86	3,532,987	—	0.00	to	1.50	52.01	to	49.76
ProFund VP Oil & Gas
	12/31/2013	716,936	11.36	to	9.68	7,726,500	0.42	0.00	to	1.50	24.07	to	22.24
	12/31/2012	790,956	9.16	to	7.92	6,935,800	0.11	0.00	to	1.50	2.90	to	1.37
	12/31/2011	763,702	8.90	to	7.82	6,560,703	0.14	0.00	to	1.50	2.25	to	0.74
	12/31/2010	628,257	8.70	to	7.76	5,332,083	0.43	0.00	to	1.50	17.76	to	16.02
	12/31/2009	601,195	7.39	to	6.69	4,371,867	—	0.00	to	1.50	15.50	to	13.79
ProFund VP Pharmaceuticals
	12/31/2013	272,535	17.45	to	17.14	4,526,613	1.57	0.00	to	1.50	31.63	to	29.68
	12/31/2012	203,390	13.25	to	13.22	2,587,654	1.19	0.00	to	1.50	11.85	to	10.19
	12/31/2011	261,752	11.85	to	12.00	3,002,517	1.25	0.00	to	1.50	16.13	to	14.42
	12/31/2010	62,654	10.20	to	10.48	623,810	4.80	0.00	to	1.50	0.48	to	(1.01)
	12/31/2009	59,997	10.15	to	10.59	599,768	1.75	0.00	to	1.50	16.90	to	15.17
ProFund VP Precious Metals
	12/31/2013	888,589	4.61	to	4.56	3,896,411	—	0.00	to	1.50	(37.94)	to	(38.86)
	12/31/2012	1,046,238	7.42	to	7.46	7,452,780	—	0.00	to	1.50	(14.55)	to	(15.82)
	12/31/2011	995,438	8.69	to	8.87	8,366,429	—	0.00	to	1.50	(19.21)	to	(20.41)
	12/31/2010	1,062,460	10.75	to	11.14	11,151,546	—	0.00	to	1.50	32.93	to	30.97
	12/31/2009	738,773	8.09	to	8.51	5,881,222	0.91	0.00	to	1.50	35.33	to	33.33
ProFund VP Short Emerging Markets
	12/31/2013	83,885	5.32	to	4.55	421,715	—	0.00	to	1.50	(0.23)	to	(1.70)
	12/31/2012	82,268	5.33	to	4.63	419,101	—	0.00	to	1.50	(13.04)	to	(14.34)
	12/31/2011	99,480	6.13	to	5.40	588,647	—	0.00	to	1.50	10.66	to	9.03
	12/31/2010	65,112	5.54	to	4.96	351,515	—	0.00	to	1.50	(18.42)	to	(19.63)
	12/31/2009	72,599	6.79	to	6.17	484,875	—	0.00	to	1.50	(48.71)	to	(49.47)
ProFund VP Short International
	12/31/2013	91,408	4.92	to	4.24	425,812	—	0.00	to	1.50	(21.01)	to	(22.18)
	12/31/2012	91,105	6.23	to	5.45	543,662	—	0.00	to	1.50	(20.15)	to	(21.34)
	12/31/2011	88,075	7.80	to	6.93	664,257	—	0.00	to	1.50	1.80	to	0.30
	12/31/2010	81,702	7.66	to	6.91	610,615	—	0.00	to	1.50	(14.69)	to	(15.96)
	12/31/2009	97,210	8.98	to	8.22	859,623	—	0.00	to	1.50	(30.28)	to	(31.31)
ProFund VP Short NASDAQ-100
	12/31/2013	198,467	3.07	to	2.90	578,643	—	0.00	to	1.50	(29.40)	to	(30.45)
	12/31/2012	220,406	4.34	to	4.17	918,403	—	0.00	to	1.50	(18.79)	to	(20.00)
	12/31/2011	186,573	5.35	to	5.22	964,827	—	0.00	to	1.50	(10.48)	to	(11.80)
	12/31/2010	99,793	5.97	to	5.91	581,354	—	0.00	to	1.50	(21.18)	to	(22.35)
	12/31/2009	98,258	7.58	to	7.62	732,716	0.31	0.00	to	1.50	(40.66)	to	(41.54)

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
ProFund VP Short Small-Cap
	12/31/2013	418,451	$3.10	to	$2.48	$1,095,526	—%	0.00%	to	1.50%	(31.25)%	to	(32.27)%
	12/31/2012	193,702	4.51	to	3.67	742,671	—	0.00	to	1.50	(18.96)	to	(20.17)
	12/31/2011	234,389	5.56	to	4.59	1,119,129	—	0.00	to	1.50	(9.09)	to	(10.43)
	12/31/2010	253,954	6.12	to	5.13	1,345,858	—	0.00	to	1.50	(28.94)	to	(30.00)
	12/31/2009	411,632	8.61	to	7.32	3,097,540	0.65	0.00	to	1.50	(32.37)	to	(33.37)
ProFund VP Small-Cap
	12/31/2013	575,020	15.11	to	15.84	8,997,181	—	0.00	to	1.50	37.18	to	35.16
	12/31/2012	517,762	11.02	to	11.72	5,953,688	—	0.00	to	1.50	14.75	to	13.04
	12/31/2011	171,448	9.60	to	10.37	1,729,449	—	0.00	to	1.50	(5.65)	to	(7.05)
	12/31/2010	117,806	10.18	to	11.15	1,271,453	—	0.00	to	1.50	24.79	to	22.95
	12/31/2009	120,140	8.15	to	9.07	1,048,224	—	0.00	to	1.50	26.07	to	24.21
ProFund VP Small-Cap Value
	12/31/2013	328,402	16.40	to	16.48	5,135,188	0.34	0.00	to	1.50	37.67	to	35.64
	12/31/2012	401,611	11.91	to	12.15	4,597,660	—	0.00	to	1.50	16.16	to	14.43
	12/31/2011	58,587	10.26	to	10.62	584,329	—	0.00	to	1.50	(4.10)	to	(5.52)
	12/31/2010	49,925	10.70	to	11.24	521,884	0.13	0.00	to	1.50	22.10	to	20.30
	12/31/2009	201,181	8.76	to	9.34	1,734,523	0.18	0.00	to	1.50	20.40	to	18.62
ProFund VP Telecommunications
	12/31/2013	54,824	12.85	to	12.60	672,142	3.00	0.00	to	1.50	12.07	to	10.41
	12/31/2012	94,696	11.47	to	11.41	1,043,007	1.62	0.00	to	1.50	16.52	to	14.79
	12/31/2011	25,563	9.84	to	9.94	243,416	5.16	0.00	to	1.50	1.87	to	0.36
	12/31/2010	39,952	9.66	to	9.91	376,895	3.94	0.00	to	1.50	15.68	to	13.98
	12/31/2009	29,614	8.35	to	8.69	243,481	3.96	0.00	to	1.50	7.32	to	5.73
ProFund VP U.S. Government Plus
	12/31/2013	185,209	13.14	to	12.00	2,316,197	0.19	0.00	to	1.50	(19.11)	to	(20.31)
	12/31/2012	514,580	16.25	to	15.06	8,023,704	—	0.00	to	1.50	0.97	to	(0.53)
	12/31/2011	376,481	16.09	to	15.14	5,859,541	0.15	0.00	to	1.50	43.51	to	41.40
	12/31/2010	301,462	11.21	to	10.70	3,297,051	0.45	0.00	to	1.50	10.11	to	8.49
	12/31/2009	228,350	10.18	to	9.87	2,287,999	0.05	0.00	to	1.50	(32.62)	to	(33.62)
ProFund VP UltraNASDAQ-100
	12/31/2013	524,419	16.77	to	16.44	8,712,260	—	0.30	to	1.50	78.51	to	76.40
	12/31/2012(1)	246,425	9.40	to	9.32	2,306,031	—	0.30	to	1.50	—	to	—
ProFund VP UltraSmall-Cap
	12/31/2013	687,819	16.52	to	17.53	10,830,668	—	0.00	to	1.50	86.66	to	83.90
	12/31/2012	491,935	8.85	to	9.53	4,189,182	—	0.00	to	1.50	29.51	to	27.59
	12/31/2011	869,109	6.83	to	7.47	5,757,669	—	0.00	to	1.50	(18.83)	to	(20.03)
	12/31/2010	829,608	8.42	to	9.34	6,826,647	—	0.00	to	1.50	48.44	to	46.25
	12/31/2009	514,743	5.67	to	6.39	2,876,036	0.09	0.00	to	1.50	40.18	to	38.10
ProFund VP Utilities
	12/31/2013	187,028	11.79	to	10.44	2,094,772	2.62	0.00	to	1.50	13.31	to	11.64
	12/31/2012	225,244	10.41	to	9.35	2,246,366	2.18	0.00	to	1.50	0.14	to	(1.35)
	12/31/2011	377,544	10.39	to	9.47	3,795,806	2.13	0.00	to	1.50	17.51	to	15.78
	12/31/2010	163,393	8.84	to	8.18	1,410,040	2.82	0.00	to	1.50	5.95	to	4.38
	12/31/2009	223,809	8.35	to	7.84	1,838,272	4.24	0.00	to	1.50	10.73	to	9.10
TA Aegon Active Asset Allocation - Conservative Initial Class
	12/31/2013	949,238	11.56	to	10.94	10,559,826	1.27	0.00	to	1.50	7.29	to	5.70
	12/31/2012	744,689	10.78	to	10.35	7,790,128	0.39	0.00	to	1.50	6.99	to	5.40
	12/31/2011(1)	478,480	10.07	to	9.82	4,719,304	—	0.00	to	1.50	0.71	to	(1.77)

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA Aegon Active Asset Allocation - Moderate Initial Class
	12/31/2013	255,835	$11.66	to	$11.29	$2,939,349	0.61%	0.30%	to	1.50%	10.98%	to	9.67%
	12/31/2012	165,515	10.50	to	10.30	1,722,700	0.16	0.30	to	1.50	8.38	to	7.10
	12/31/2011(1)	88,320	9.69	to	9.61	852,713	—	0.30	to	1.50	(3.38)	to	(3.85)
TA Aegon Active Asset Allocation - Moderate Growth Initial Class
	12/31/2013	2,854,987	12.87	to	11.62	33,768,554	0.94	0.00	to	1.50	16.96	to	15.23
	12/31/2012	2,877,613	11.00	to	10.09	29,341,425	0.67	0.00	to	1.50	11.18	to	9.53
	12/31/2011(1)	3,083,801	9.89	to	9.21	28,522,037	—	0.00	to	1.50	(1.06)	to	(7.91)
TA Aegon High Yield Bond Initial Class
	12/31/2013	958,905	17.02	to	15.27	19,315,590	5.47	0.00	to	1.50	6.60	to	5.02
	12/31/2012	1,235,389	15.96	to	14.54	23,598,480	6.51	0.00	to	1.50	17.37	to	15.63
	12/31/2011	934,685	13.60	to	12.58	15,387,057	5.02	0.00	to	1.50	4.77	to	3.22
	12/31/2010	1,162,625	12.98	to	12.18	18,462,510	14.76	0.00	to	1.50	12.44	to	10.78
	12/31/2009	843,437	11.55	to	11.00	12,028,440	11.92	0.00	to	1.50	47.24	to	45.06
TA Aegon Money Market Initial Class
	12/31/2013	2,061,971	10.85	to	9.32	37,528,464	0.01	0.00	to	1.50	0.01	to	(1.47)
	12/31/2012	2,189,241	10.85	to	9.46	41,402,846	0.01	0.00	to	1.50	0.01	to	(1.48)
	12/31/2011	2,588,063	10.85	to	9.60	49,515,480	0.01	0.00	to	1.50	0.01	to	(1.47)
	12/31/2010	2,879,808	10.85	to	9.74	55,703,313	0.01	0.00	to	1.50	0.01	to	(1.47)
	12/31/2009	3,395,492	10.85	to	9.89	66,003,875	0.15	0.00	to	1.50	0.13	to	(1.35)
TA Aegon U.S. Government Securities Initial Class
	12/31/2013	548,374	13.82	to	11.72	7,951,648	2.15	0.00	to	1.50	(2.24)	to	(3.68)
	12/31/2012	788,175	14.14	to	12.17	11,800,019	1.73	0.00	to	1.50	5.14	to	3.58
	12/31/2011	837,085	13.44	to	11.75	12,040,949	2.71	0.00	to	1.50	7.61	to	6.02
	12/31/2010	889,073	12.49	to	11.08	11,996,681	3.14	0.00	to	1.50	4.40	to	2.86
	12/31/2009	747,743	11.97	to	10.77	9,746,046	2.39	0.00	to	1.50	4.47	to	2.92
TA AllianceBernstein Dynamic Allocation Initial Class
	12/31/2013	211,633	12.79	to	10.65	3,473,693	1.15	0.00	to	1.50	7.18	to	5.60
	12/31/2012	218,737	11.93	to	10.08	3,397,039	0.86	0.00	to	1.50	6.14	to	4.56
	12/31/2011	202,856	11.24	to	9.64	3,015,977	0.75	0.00	to	1.50	1.81	to	0.31
	12/31/2010	228,404	11.04	to	9.61	3,385,087	5.37	0.00	to	1.50	9.29	to	7.67
	12/31/2009	233,242	10.10	to	8.93	3,191,995	3.68	0.00	to	1.50	31.30	to	29.36
TA Asset Allocation - Conservative Initial Class
	12/31/2013	2,123,723	14.09	to	12.56	36,960,009	3.07	0.00	to	1.50	9.37	to	7.75
	12/31/2012	2,646,980	12.89	to	11.66	42,471,943	3.16	0.00	to	1.50	7.46	to	5.86
	12/31/2011	2,664,010	11.99	to	11.01	40,133,908	2.75	0.00	to	1.50	2.65	to	1.14
	12/31/2010	3,004,809	11.68	to	10.89	44,599,874	3.33	0.00	to	1.50	8.93	to	7.32
	12/31/2009	2,997,140	10.72	to	10.15	41,211,153	4.38	0.00	to	1.50	25.22	to	23.37
TA Asset Allocation - Growth Initial Class
	12/31/2013	16,494,167	13.68	to	12.87	308,456,503	1.22	0.00	to	1.50	26.81	to	24.94
	12/31/2012	17,200,295	10.79	to	10.30	255,994,070	1.34	0.00	to	1.50	12.60	to	10.92
	12/31/2011	17,847,294	9.58	to	9.29	238,137,274	1.20	0.00	to	1.50	(5.42)	to	(6.81)
	12/31/2010	18,709,468	10.13	to	9.97	266,427,278	1.10	0.00	to	1.50	14.95	to	13.25
	12/31/2009	19,621,917	8.81	to	8.80	245,375,296	2.77	0.00	to	1.50	29.82	to	27.90
TA Asset Allocation - Moderate Initial Class
	12/31/2013	4,718,623	14.35	to	12.84	86,176,699	2.44	0.00	to	1.50	13.50	to	11.82
	12/31/2012	4,989,483	12.64	to	11.48	81,048,545	2.62	0.00	to	1.50	9.44	to	7.81
	12/31/2011	5,511,783	11.55	to	10.65	82,588,491	2.23	0.00	to	1.50	0.59	to	(0.90)
	12/31/2010	6,092,945	11.49	to	10.74	91,600,425	2.97	0.00	to	1.50	10.38	to	8.75
	12/31/2009	6,257,288	10.41	to	9.88	86,014,287	4.21	0.00	to	1.50	26.40	to	24.53

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA Asset Allocation - Moderate Growth Initial Class
	12/31/2013	16,718,753	$14.04	to	$12.94	$312,493,818	2.29%	0.00%	to	1.50%	19.38%	to	17.62%
	12/31/2012	17,748,639	11.76	to	11.00	280,495,309	2.48	0.00	to	1.50	10.65	to	9.00
	12/31/2011	18,829,416	10.63	to	10.09	271,487,804	2.04	0.00	to	1.50	(2.01)	to	(3.46)
	12/31/2010	20,252,081	10.84	to	10.45	300,804,661	2.21	0.00	to	1.50	12.73	to	11.06
	12/31/2009	21,162,715	9.62	to	9.41	281,532,459	3.37	0.00	to	1.50	28.16	to	26.26
TA Barrow Hanley Dividend Focused Initial Class
	12/31/2013	2,340,738	13.47	to	13.05	69,350,456	2.35	0.00	to	1.50	30.24	to	28.32
	12/31/2012	2,546,573	10.34	to	10.17	60,489,028	1.80	0.00	to	1.50	11.72	to	10.06
	12/31/2011	2,689,394	9.26	to	9.24	58,346,888	1.73	0.00	to	1.50	2.74	to	1.22
	12/31/2010	2,680,772	9.01	to	9.13	58,169,402	0.80	0.00	to	1.50	10.44	to	8.81
	12/31/2009	2,096,273	8.16	to	8.39	41,943,389	1.48	0.00	to	1.50	13.99	to	12.31
TA BlackRock Global Allocation Initial Class
	12/31/2013	475,997	11.69	to	11.33	5,486,130	2.00	0.30	to	1.50	14.27	to	12.92
	12/31/2012	365,905	10.23	to	10.03	3,710,765	4.03	0.30	to	1.50	9.94	to	8.64
	12/31/2011(1)	197,637	9.30	to	9.24	1,832,732	—	0.30	to	1.50	(7.22)	to	(7.65)
TA BlackRock Tactical Allocation Initial Class
	12/31/2013	422,236	12.03	to	11.66	5,010,009	2.22	0.30	to	1.50	12.29	to	10.97
	12/31/2012	313,647	10.72	to	10.51	3,331,943	2.55	0.30	to	1.50	9.90	to	8.60
	12/31/2011(1)	110,603	9.75	to	9.68	1,074,808	—	0.30	to	1.50	(2.77)	to	(3.21)
TA BNP Paribas Large Cap Growth Initial Class
	12/31/2013	300,744	24.10	to	22.48	6,959,450	1.02	0.00	to	1.50	33.10	to	31.13
	12/31/2012	231,152	18.10	to	17.14	4,052,421	0.84	0.00	to	1.50	17.13	to	15.39
	12/31/2011	221,165	15.46	to	14.85	3,339,827	0.84	0.00	to	1.50	(2.27)	to	(3.71)
	12/31/2010	164,285	15.82	to	15.43	2,560,486	0.65	0.00	to	1.50	19.17	to	17.41
	12/31/2009(1)	158,510	13.27	to	13.14	2,091,116	0.77	0.00	to	1.50	32.71	to	31.39
TA Clarion Global Real Estate Securities Initial Class
	12/31/2013	1,637,406	10.99	to	11.67	47,559,908	5.50	0.00	to	1.50	3.90	to	2.36
	12/31/2012	1,671,646	10.57	to	11.40	48,402,540	3.58	0.00	to	1.50	25.25	to	23.39
	12/31/2011	1,688,106	8.44	to	9.24	39,627,251	6.97	0.00	to	1.50	(5.74)	to	(7.13)
	12/31/2010	1,792,747	8.96	to	9.94	45,249,664	6.28	0.00	to	1.50	15.67	to	13.96
	12/31/2009	1,918,495	7.74	to	8.73	42,497,293	—	0.00	to	1.50	33.42	to	31.45
TA Hanlon Income Initial Class
	12/31/2013	2,168,193	12.29	to	11.47	25,637,113	4.44	0.00	to	1.50	3.19	to	1.66
	12/31/2012	2,587,990	11.91	to	11.28	29,893,545	2.38	0.00	to	1.50	3.72	to	2.18
	12/31/2011	2,686,568	11.49	to	11.04	30,165,370	1.68	0.00	to	1.50	3.16	to	1.64
	12/31/2010	2,580,151	11.13	to	10.86	28,321,102	0.20	0.00	to	1.50	0.39	to	(1.09)
	12/31/2009(1)	1,569,291	11.09	to	10.98	17,304,606	—	0.00	to	1.50	10.90	to	9.80
TA International Moderate Growth Initial Class
	12/31/2013	1,035,656	12.31	to	11.02	11,862,703	2.05	0.00	to	1.50	12.72	to	11.05
	12/31/2012	1,056,911	10.92	to	9.93	10,833,421	2.98	0.00	to	1.50	12.81	to	11.13
	12/31/2011	1,195,357	9.68	to	8.93	10,957,032	2.05	0.00	to	1.50	(7.37)	to	(8.74)
	12/31/2010	1,086,132	10.45	to	9.79	10,841,225	2.70	0.00	to	1.50	10.50	to	8.87
	12/31/2009	1,085,246	9.46	to	8.99	9,885,528	2.72	0.00	to	1.50	29.69	to	27.78
TA Janus Balanced Initial Class
	12/31/2013	776,819	12.85	to	12.02	9,621,053	0.81	0.00	to	1.50	19.27	to	17.51
	12/31/2012	865,336	10.78	to	10.23	9,058,408	—	0.00	to	1.50	12.75	to	11.08
	12/31/2011	933,187	9.56	to	9.21	8,735,617	0.23	0.00	to	1.50	(10.60)	to	(11.92)
	12/31/2010	911,158	10.69	to	10.45	9,619,762	0.14	0.00	to	1.50	3.39	to	1.87
	12/31/2009(1)	651,788	10.34	to	10.26	6,711,223	—	0.00	to	1.50	3.40	to	2.63

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA Jennison Growth Initial Class
	12/31/2013	997,359	$17.17	to	$16.26	$16,588,876	0.26%	0.00%	to	1.50%	37.70%	to	35.67%
	12/31/2012	1,083,830	12.47	to	11.98	13,204,036	0.08	0.00	to	1.50	15.77	to	14.05
	12/31/2011	1,442,409	10.77	to	10.51	15,313,587	0.13	0.00	to	1.50	(0.63)	to	(2.09)
	12/31/2010(1)	983,566	10.84	to	10.73	10,598,851	0.05	0.00	to	1.50	8.40	to	7.32
TA JPMorgan Core Bond Initial Class
	12/31/2013	1,189,246	14.94	to	12.53	42,590,183	2.84	0.00	to	1.50	(1.84)	to	(3.29)
	12/31/2012	1,393,184	15.22	to	12.96	54,961,304	2.59	0.00	to	1.50	4.98	to	3.42
	12/31/2011	1,483,842	14.50	to	12.53	55,847,749	4.24	0.00	to	1.50	7.53	to	5.94
	12/31/2010	1,497,898	13.49	to	11.83	54,990,397	5.90	0.00	to	1.50	8.24	to	6.64
	12/31/2009	1,590,917	12.46	to	11.09	54,892,177	4.57	0.00	to	1.50	9.58	to	7.96
TA JPMorgan Enhanced Index Initial Class
	12/31/2013	363,316	15.71	to	15.57	7,002,418	0.66	0.00	to	1.50	32.52	to	30.56
	12/31/2012	314,793	11.86	to	11.93	4,615,177	1.04	0.00	to	1.50	16.35	to	14.62
	12/31/2011	337,004	10.19	to	10.41	4,287,113	1.98	0.00	to	1.50	0.74	to	(0.75)
	12/31/2010	159,313	10.12	to	10.48	2,022,985	1.37	0.00	to	1.50	15.17	to	13.47
	12/31/2009	146,884	8.78	to	9.24	1,631,165	2.05	0.00	to	1.50	29.59	to	27.68
TA JPMorgan Mid Cap Value Initial Class
	12/31/2013	297,704	15.47	to	28.39	8,409,132	0.48	0.30	to	0.90	31.42	to	30.64
	12/31/2012	335,477	11.77	to	21.73	7,283,109	0.74	0.30	to	0.90	20.16	to	19.45
	12/31/2011	383,683	9.80	to	18.19	6,976,202	1.11	0.30	to	0.90	1.26	to	1.11
	12/31/2010	443,622	15.12	to	17.99	7,977,312	1.82	0.75	to	0.90	22.07	to	21.89
	12/31/2009	543,852	12.39	to	14.76	8,022,955	1.78	0.75	to	0.90	25.47	to	25.28
TA JPMorgan Tactical Allocation Initial Class
	12/31/2013	1,836,341	11.81	to	10.22	50,813,971	1.12	0.00	to	1.50	5.51	to	3.95
	12/31/2012	2,035,421	11.19	to	9.83	58,503,544	0.60	0.00	to	1.50	7.72	to	6.12
	12/31/2011	2,110,890	10.39	to	9.26	58,567,573	1.77	0.00	to	1.50	3.63	to	2.10
	12/31/2010	2,142,565	10.03	to	9.07	59,508,491	3.72	0.00	to	1.50	(0.11)	to	(1.59)
	12/31/2009	2,455,555	10.04	to	9.22	69,300,036	3.15	0.00	to	1.50	4.20	to	2.65
TA MFS International Equity Initial Class
	12/31/2013	2,542,705	12.41	to	12.59	44,178,744	1.12	0.00	to	1.50	18.09	to	16.35
	12/31/2012	2,725,762	10.51	to	10.82	40,935,229	1.67	0.00	to	1.50	22.16	to	20.34
	12/31/2011	2,855,519	8.60	to	8.99	35,715,997	1.23	0.00	to	1.50	(10.06)	to	(11.38)
	12/31/2010	3,152,339	9.56	to	10.15	44,273,875	1.38	0.00	to	1.50	10.49	to	8.86
	12/31/2009	3,477,566	8.65	to	9.32	44,762,291	2.77	0.00	to	1.50	32.68	to	30.72
TA Morgan Stanley Capital Growth Initial Class
	12/31/2013	1,614,954	17.73	to	17.56	41,972,887	0.68	0.00	to	1.50	48.25	to	46.06
	12/31/2012	1,631,610	11.96	to	12.02	29,074,013	—	0.00	to	1.50	15.55	to	13.83
	12/31/2011	1,811,729	10.35	to	10.56	28,217,193	—	0.00	to	1.50	(5.81)	to	(7.20)
	12/31/2010	1,888,765	10.99	to	11.38	31,571,559	0.88	0.00	to	1.50	27.44	to	25.55
	12/31/2009	2,028,036	8.62	to	9.06	26,897,044	2.57	0.00	to	1.50	27.91	to	26.02
TA Morgan Stanley Mid-Cap Growth Initial Class
	12/31/2013	6,801,694	20.86	to	17.35	400,725,724	0.82	0.00	to	1.50	39.14	to	37.09
	12/31/2012	6,178,505	14.99	to	12.66	308,998,063	—	0.00	to	1.50	9.08	to	7.46
	12/31/2011	6,871,553	13.74	to	11.78	320,319,419	0.31	0.00	to	1.50	(6.71)	to	(8.09)
	12/31/2010	6,111,664	14.73	to	12.81	315,951,891	0.12	0.00	to	1.50	33.90	to	31.92
	12/31/2009	6,505,939	11.00	to	9.71	256,353,724	—	0.00	to	1.50	60.56	to	58.19
TA Multi-Managed Balanced Initial Class
	12/31/2013	5,788,779	16.93	to	15.16	122,595,908	1.59	0.00	to	1.50	18.09	to	16.35
	12/31/2012	6,242,270	14.33	to	13.03	113,097,747	1.63	0.00	to	1.50	12.57	to	10.90
	12/31/2011	6,734,147	12.73	to	11.75	109,394,054	2.30	0.00	to	1.50	4.04	to	2.50
	12/31/2010	7,285,593	12.24	to	11.47	114,812,439	0.69	0.00	to	1.50	24.12	to	22.29
	12/31/2009	375,051	9.86	to	9.38	4,796,603	1.77	0.00	to	1.50	26.30	to	24.43

Western Reserve Life Assurance Co. of

Ohio

WRL Series Life Account

Notes to Financial

4. Financial Highlights

Subaccount	Year Ended	Units	Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Ratio** Lowest to Highest			Corresponding to Lowest to Highest Expense Ratio
TA PIMCO Tactical - Balanced Initial Class
	12/31/2013	619,030	$12.13	to	$11.31	$7,222,343	0.63%	0.00%	to	1.50%	12.16%	to	10.50%
	12/31/2012	688,515	10.81	to	10.24	7,218,830	1.97	0.00	to	1.50	1.29	to	(0.22)
	12/31/2011	946,795	10.67	to	10.26	9,877,534	1.26	0.00	to	1.50	(3.20)	to	(4.62)
	12/31/2010	981,490	11.03	to	10.76	10,667,540	0.37	0.00	to	1.50	(3.28)	to	(4.71)
	12/31/2009(1)	413,683	11.40	to	11.29	4,689,366	—	0.00	to	1.50	14.00	to	12.87
TA PIMCO Tactical - Conservative Initial Class
	12/31/2013	892,693	11.49	to	10.72	9,862,430	0.70	0.00	to	1.50	8.44	to	6.83
	12/31/2012	955,518	10.59	to	10.03	9,814,626	1.50	0.00	to	1.50	1.70	to	0.19
	12/31/2011	917,617	10.42	to	10.01	9,346,564	1.38	0.00	to	1.50	(7.15)	to	(8.52)
	12/31/2010	867,427	11.22	to	10.94	9,594,997	0.63	0.00	to	1.50	(1.85)	to	(3.30)
	12/31/2009(1)	584,425	11.43	to	11.32	6,641,823	—	0.00	to	1.50	14.30	to	13.17
TA PIMCO Tactical - Growth Initial Class
	12/31/2013	1,186,871	12.01	to	11.21	13,712,474	0.86	0.00	to	1.50	17.03	to	15.30
	12/31/2012	1,248,575	10.27	to	9.72	12,426,995	0.77	0.00	to	1.50	0.98	to	(0.52)
	12/31/2011	1,301,567	10.17	to	9.77	12,936,910	1.51	0.00	to	1.50	(11.37)	to	(12.68)
	12/31/2010	1,260,674	11.47	to	11.19	14,255,487	0.94	0.00	to	1.50	(0.44)	to	(1.91)
	12/31/2009(1)	900,763	11.52	to	11.41	10,317,734	—	0.00	to	1.50	15.20	to	14.06
TA PIMCO Total Return Initial Class
	12/31/2013	1,680,310	14.74	to	12.51	27,193,749	2.00	0.00	to	1.50	(2.55)	to	(3.99)
	12/31/2012	2,217,501	15.12	to	13.02	37,217,010	4.20	0.00	to	1.50	7.55	to	5.95
	12/31/2011	2,117,073	14.06	to	12.29	33,381,877	2.45	0.00	to	1.50	6.27	to	4.70
	12/31/2010	2,044,774	13.23	to	11.74	30,675,838	3.99	0.00	to	1.50	7.19	to	5.61
	12/31/2009	2,049,990	12.35	to	11.12	28,964,781	6.81	0.00	to	1.50	16.03	to	14.32
TA Systematic Small/Mid Cap Value Initial Class
	12/31/2013	4,447,355	22.17	to	16.00	132,634,531	0.50	0.00	to	1.50	36.32	to	34.30
	12/31/2012	1,867,035	16.26	to	11.91	41,008,806	1.00	0.00	to	1.50	16.39	to	14.66
	12/31/2011	1,854,594	13.97	to	10.39	35,587,598	—	0.00	to	1.50	(2.66)	to	(4.09)
	12/31/2010	1,809,020	14.36	to	10.83	36,122,323	0.82	0.00	to	1.50	30.41	to	28.49
	12/31/2009	1,536,758	11.01	to	8.43	23,766,218	3.32	0.00	to	1.50	43.21	to	41.10
TA T. Rowe Price Small Cap Initial Class
	12/31/2013	2,153,737	22.45	to	20.00	55,234,542	0.08	0.00	to	1.50	44.07	to	41.94
	12/31/2012	1,599,090	15.58	to	14.09	28,558,454	—	0.00	to	1.50	15.69	to	13.97
	12/31/2011	1,685,938	13.47	to	12.37	26,401,828	—	0.00	to	1.50	1.69	to	0.19
	12/31/2010	1,795,626	13.25	to	12.34	27,953,674	—	0.00	to	1.50	34.42	to	32.44
	12/31/2009	1,580,683	9.85	to	9.32	18,450,816	—	0.00	to	1.50	38.70	to	36.65
TA Vanguard ETF - Balanced Initial Class
	12/31/2013	69,037	13.23	to	12.91	870,501	1.25	0.00	to	1.50	11.76	to	10.11
	12/31/2012	42,347	11.84	to	11.73	482,240	1.31	0.00	to	1.50	8.67	to	7.06
	12/31/2011	37,141	10.89	to	10.95	392,883	1.27	0.00	to	1.50	1.57	to	0.07
	12/31/2010	22,580	10.73	to	10.95	237,099	1.34	0.00	to	1.50	11.07	to	9.43
	12/31/2009	9,982	9.66	to	10.00	95,207	0.20	0.00	to	1.50	16.62	to	14.90
TA Vanguard ETF - Growth Initial Class
	12/31/2013	269,355	13.50	to	13.46	3,470,733	1.54	0.00	to	1.50	19.09	to	17.33
	12/31/2012	128,885	11.34	to	11.48	1,405,111	1.47	0.00	to	1.50	11.79	to	10.13
	12/31/2011	202,915	10.14	to	10.42	1,996,047	1.72	0.00	to	1.50	(0.86)	to	(2.32)
	12/31/2010	126,380	10.23	to	10.67	1,263,507	1.27	0.00	to	1.50	13.15	to	11.48
	12/31/2009	87,173	9.04	to	9.57	776,576	0.36	0.00	to	1.50	23.68	to	21.85
TA WMC Diversified Growth Initial Class
	12/31/2013	42,951,581	14.05	to	13.20	877,032,776	1.05	0.00	to	1.50	32.46	to	30.51
	12/31/2012	46,560,857	10.60	to	10.11	726,823,605	0.31	0.00	to	1.50	13.17	to	11.49
	12/31/2011	50,985,903	9.37	to	9.07	709,945,091	0.37	0.00	to	1.50	(3.73)	to	(5.15)
	12/31/2010	41,871,514	9.73	to	9.56	611,309,502	0.54	0.00	to	1.50	17.81	to	16.07
	12/31/2009	45,909,649	8.26	to	8.24	574,078,382	0.95	0.00	to	1.50	29.20	to	27.29

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.
***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

Under some forms of the contracts, a sales charge and premium taxes are deducted by WRL prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply. Under all forms of the contracts, monthly charges against policy cash values are made to compensate WRL for costs of insurance provided. A daily charge equal to an annual rate from 0.00% and 1.50% of average daily net assets is assessed to compensate WRL for assumption of mortality and expense risks in connection with the issuance and administration of the contracts. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year.

6. Income Tax

Operations of the Separate Account form a part of WRL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of WRL for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from WRL. Under existing federal income tax laws, the income of the Separate Account is not taxable to WRL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

STATEMENT OF ADDITIONAL INFORMATION

May 1, 2012

WRL XCELERATORSM

WRL XCELERATOR FOCUSSM

WRL XCELERATOR EXECSM

issued through

WRL Series Life Account

by

Western Reserve Life Assurance Co. of Ohio

Administrative Office:

570 Carillon Parkway

St. Petersburg, Florida 33716

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Transaction Type	Direct or Send to

Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)

Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)
Electronic Transaction	www.westernreserve.com

All payments made by check, and all claims, correspondence and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the WRL XceleratorSM, WRL Xcelerator FocusSM, and WRL Xcelerator ExecSM , each a flexible premium variable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated May 1, 2012, by calling our administrative office at 1-800-851-9777 (Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time), or by writing to the mailing address at, Western Reserve Life, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus and should be read only in conjunction with the prospectuses for the Policy and the Transamerica Series Trust – Initial Class, the Fidelity Variable Insurance Products – Service Class 2 Shares, the ProFunds, the Access One Trust, the AllianceBernstein Variable Products Series Fund, and the Franklin Templeton Variable Insurance Products Trust.

AGO9701-05/2012

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

The Policy – General Provisions

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate. The owner may exercise certain rights described below.

Changing the Owner	• Change the owner by providing written notice, in good order, at our mailing address at any time while the insured is alive and the Policy is in force.
• Change is effective as of the date that the written notice is accepted by us in good order, at our mailing address.
• Changing the owner does not automatically change the beneficiary.
• Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.
• We are not liable for payments we made before we received the written notice at our mailing address.

Choosing the Beneficiary	• The owner designates the beneficiary (the person to receive the death benefit when the insured dies) in the application.
• If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
• If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
• If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner’s estate upon the insured’s death.

Changing the Beneficiary	• The owner changes the beneficiary by providing written notice to us in good order, at our mailing address.
• Change is effective as of the date the owner signs the written notice.
• We are not liable for any payments we made before we received the written notice at our mailing address.

Assigning the Policy	• The owner may assign Policy rights while the insured is alive.
• The owner retains any ownership rights that are not assigned.
• Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
• Claims under any assignment are subject to proof of interest and the extent of the assignment.
• We are not:
> bound by any assignment unless we receive a written notice of the assignment at our mailing address;
> responsible for the validity of any assignment;
> liable for any payment we made before we received written notice of the assignment at our mailing address; or
> bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).
• Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

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Selecting the tax test

•       The owner may elect either the guideline premium test or the cash value accumulation test. Your election may affect the amount of the death benefit payable under your Policy, the amount of premiums you may pay, and the amount of your monthly deduction.

Our Right to Contest the Policy

In issuing the Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy’s validity or may resist a claim under the Policy for two years from the Policy date. For any portion of the specified amount that is issued as a result of a conversion, the contestability period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

A new two year contestability period shall apply to each increase in specified amount that requires evidence of insurability (excluding automatic increases generated by the Inflation Fighter Rider), beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy, or requested increase that requires evidence of insurability, has been in force during the insured’s lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the owner in one sum. For any portion of the specified amount that is issued as a result of a conversion, the suicide period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in specified amount that requires evidence of insurability, our liability with respect to such increase will be limited to its cost of insurance charges and any per unit charges.

Misstatement of Age or Gender

If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the cost of insurance charge and per unit charge for the most recent monthly deduction would have purchased based on the insured’s correct age and gender.

Modifying the Policy

Only our President or Secretary may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No registered representative may bind us by making any promise not contained in the Policy.

If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

Mixed and Shared Funding

Shares of the portfolios are also sold to other separate accounts that we (or our affiliates) establish to support other variable annuity contracts and variable life insurance policies (or our affiliates) issue. Shares of some portfolios are also sold to separate accounts of unaffiliated life insurance companies. It is possible in the future that you may become disadvantaged when the separate account invests in a portfolio that also (1) invests in separate accounts of unaffiliated life insurance companies, and (2) invests in separate accounts (including those of our affiliates) funding variable annuity contracts.

Neither we nor the funds currently foresee that you would be disadvantaged in this manner. Each fund’s board of directors/trustees monitors its fund to identify any material conflicts that may arise between the interests of owners of variable annuity contracts and those of owners of variable life insurance policies, as well as between the interests of owners of contracts issued by different unaffiliated life insurance companies (“material conflicts”). Such boards of directors/trustees are obligated to determine what action, if any, must be taken to resolve any material conflicts that arise. Such action could include requiring the separate

2

account, or separate accounts of affiliated or unaffiliated insurance companies, to withdraw their investments in a portfolio and such withdrawals could have adverse consequences to owners. In addition, we have entered into an agreement with each fund on behalf of the separate account governing the separate account’s investment in that fund’s portfolios (the “participation agreement”). The participation agreement contains provisions designed to protect owners in the event of material conflicts.

Material conflicts affecting owners could result in a number of situations including: (1) differences in state insurance law applicable to different life insurance companies whose separate accounts are invested in a portfolio; (2) changes in tax law or regulations that result in changes to a portfolio that have a disparate effect on different life insurance companies whose separate accounts are invested in the portfolio, or on different types of variable contracts invested in the portfolio; (3) actions or omissions by a fund that operate to the advantage of one group of variable contract owners at the expense of another group or groups; (4) changes to a portfolio approved at a shareholders’ meeting as a result of voting by one group of variable contract owners to the disadvantage of another group or groups; and (5) disparate provisions in the participation agreements of different unaffiliated insurance companies or the pursuit of remedies under such an agreement by one insurance company to the detriment of one or more other insurance companies.

Notwithstanding our reasonable efforts and those of the funds, there is the risk that actions or omissions of the fund in response to material conflicts may disadvantage our policyowners. If we believe that a fund’s response to any of these events or conflicts is insufficient to protect our policyowners, we will undertake appropriate actions on our own, which may include withdrawing the separate account’s investments in the fund.

If a fund’s Board of Directors/Trustees were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

Addition, Deletion, or Substitution of Portfolios

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will only add, delete or substitute shares of another portfolio of a fund (or of another open-end, registered investment company) if the shares of a portfolio are no longer available for investment, or if in our judgment further investment in any portfolio would become inappropriate in view of the purposes of the separate account. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other portfolios for the separate account. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

We also reserve the right to establish additional subaccounts of the separate account, each of which would invest in a new portfolio of a fund, or in shares of another investment company, with specified investment objectives. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant. We will make any new subaccounts available to existing owners on a basis we determine. We may also eliminate one or more subaccounts for the same reasons as stated above.

In the event of any such substitution or change, we may make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the separate account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or subaccounts.

Death Benefit

To qualify as “life insurance” under the federal tax laws, the Policy must provide a minimum death benefit. The minimum death benefit will be determined as of the date of death of the insured. Under current federal tax law, either the “guideline premium” test or the “cash value accumulation” test may be used to determine whether the Policy qualifies as “life insurance” under the Internal Revenue Code.

The “guideline premium” tax test limits the dollar amount of payments you may make under a Policy. There are no such legal limits on the amount of premium payments under the “cash value accumulation” tax test, although we may apply our own limits. The factors used to determine the minimum death benefit applicable to a given cash value are different under the two tests.

3

You must elect one of the tax tests at the time of application for the Policy. You may not change tests. You should consult a qualified tax advisor in choosing between the “guideline premium” and the “cash value accumulation” tests and in choosing a death benefit option.

The minimum death benefit is computed by multiplying the cash value as of the date of the insured’s death by a limitation percentage for the insured’s age. Under the cash value accumulation test the cash value in this calculation is reduced by any applicable net single premium for riders that are qualified additional benefits before multiplying by the limitation percentage. The minimum death benefit factors will be adjusted to conform to any changes in federal tax laws.

Additional Information

Additional Information about Western Reserve and the Separate Account

Western Reserve is a stock life insurance company and is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the Netherlands, a public company under Dutch law. Western Reserve’s administrative office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202 and the mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Western Reserve was initially incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Western Reserve established the separate account as a separate investment account under Ohio law in 1985. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws.

Western Reserve holds the assets of the separate account physically segregated and apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. (“AEGON USA”) in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

Legal Matters

Sutherland, Asbill & Brennan LLP, of Washington, DC has provided legal advice to Western Reserve regarding certain matters under the federal securities laws that relate to the Policy.

Arthur D. Woods, Vice President and Senior Counsel of Western Reserve, has provided legal advice on certain matters in connection with the issuance of the Policy.

Variations in Policy Provisions

Certain provisions of the Policy may vary from the descriptions in the prospectus, depending on when and where the Policy was issued, in order to comply with different state laws. These variations may include differences in charges or Policy features may be unavailable or known by a different name. Please refer to your Policy; any variations will be included in your Policy or in riders or endorsements attached to your Policy.

Personalized Illustrations of Policy Benefits

In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the specified amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request.

4

The illustrations are not a representation or guarantee of investment returns or cash value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Sale of the Policies

We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Our affiliate, TCI, serves as principal underwriter for the Policies. TCI’s home office is located at 4600 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. TCI is an affiliate of Western Reserve and, like Western Reserve, is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (“FINRA”). TCI is not a member of the Securities Investor Protection Corporation.

The Policies are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. Sales representatives are appointed as our insurance agents.

During fiscal years 2011, 2010 and 2009, the amounts paid to TCI in connection with all Policies sold through the separate account were $17,156,676, $20,084,068 and $22,399,793, respectively. TCI passes through to selling firms commissions it receives to selling firms for their sales, and does not retain any portion of any commissions. Our parent company provides paid-in capital to TCI and pays for TCI’s operating and other expenses, including overhead, legal and accounting fees.

We and/or TCI or TFA may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other expenses incurred by them. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Reports to Owners

At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

> the current cash value	> any activity since the last report
> the current net surrender value	> projected values
> the current death benefit	> investment experience of each subaccount
> outstanding loans	> any other information required by law

You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: changes in specified amount, changes in death benefit option, transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Records

We will maintain all records relating to the separate account and the fixed account.

Independent Registered Public Accounting Firm

The financial statements of the separate account at December 31, 2011 and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Western Reserve at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in the firm’s respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

5

Experts

Actuarial matters included in this SAI have been examined by Lorne Schinbein, Vice President and Managing Actuary of Western Reserve, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, as stated in the opinion filed as an exhibit to the registration statement.

Underwriters

Underwriting Standards

The Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

Your cost of insurance charge is based on a number of factors, including, but not limited to, the insured’s gender, issue age on the Policy date, issue age at the time of any increase in specified amount, specified amount band, length of time from the Policy date or from the date of any increase in specified amount, and underwriting class. We currently place insureds into the following underwriting classes:

•	preferred elite;
•	preferred plus;
•	preferred;
•	non-tobacco;
•	preferred tobacco;
•	tobacco; and
•	juvenile – under 18.

The preferred rate classes are not available for Policies issued with a specified amount at a level for which our underwriting requirements do not require a blood test. We also place insureds in various sub-standard underwriting classes, which involve a higher mortality risk and higher charges. We generally charge higher rates for insureds who use tobacco.

Performance Data

Other Performance Data in Advertising Sales Literature

We may compare each subaccount’s performance to the performance of

•	other variable life issuers in general;
•	variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. (“Lipper”) and Morningstar, Inc. (“Morningstar”); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron’s, Kiplinger’s Personal Finance, and Fortune);
	>	Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.
•	the Standard & Poor’s Index of 500 Common Stocks, or other widely recognized indices;
	>	unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or
•	other types of investments, such as:
	>	certificates of deposit;
	>	savings accounts and U.S. Treasuries;
	>	certain interest rate and inflation indices (e.g., the Consumer Price Index); or
	>	indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g., Nasdaq 100 Index, NYSE Acra Oil Index, Morgan Stanley High-Technology 35 Index, PHLX Gold/Silver Index, or S&P 100 Index).

6

Western Reserve’s Published Ratings

We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody’s Investors Service, Inc., Standard & Poor’s Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

Hypothetical In Force Illustrations

Appendix A contains sample hypothetical In Force illustrations for WRL Xcelerator, WRL Xcelerator Focus and WRL Xcelerator Exec that show how the selected death benefit option, specified amount, cost of insurance rates, hypothetical rates of return, withdrawals and loans affect a policyowner’s death benefit levels, cash and surrender values.

Financial Statements

Western Reserve’s statutory-basis financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the separate account’s financial statements, and you should consider these statutory-basis financial statements and schedules only as bearing upon Western Reserve’s ability to meet its obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Western Reserve’s statutory-basis financial statements and schedules at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

The separate account’s financial statements for the period ended December 31, 2011, which include the Report of Independent Registered Public Accounting Firm, also appear on the following pages.

7

Appendix A:

Western Reserve Life Assurance Co. of Ohio

Home Office: Columbus, Ohio

Distributor: Transamerica Capital. Inc., Member FINRA

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Policy Form VL07

Designed for

Policy Owner

Policy Number

0123456789

Registered Representative

Agent Name

Illustration as of: May 2, 2012

This hypothetical illustration shows how the selected death benefit option, specified amount, cost of insurance rates, hypothetical rates of return, withdrawals and loans affect death benefit levels, cash and surrender values. This illustration may reflect subaccounts you are considering which may have higher or lower expenses than the subaccounts you currently have.

This is an illustration only and not an offer, contract, prediction or projection of future investment results or policy performance. Coverage is subject to the terms and conditions of the policy. This illustration is not valid without all 18 pages.

Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group Policy. The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. All state specific Policy features will be described in your Policy.

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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	0	0	9,821	5,510	250,000
38	3	0	0	9,614	6,145	250,000
39	4	0	0	9,380	6,407	250,000
40	5	0	0	9,119	7,137	250,000

41	6	0	0	8,828	7,341	250,000
42	7	0	0	8,503	7,512	250,000
43	8	2,425	2,425	10,636	10,636	250,000
44	9	2,425	4,850	13,727	13,727	250,000
45	10	2,425	7,275	17,005	17,005	250,000

46	11	2,425	9,700	20,484	20,484	250,000
47	12	2,425	12,125	24,177	24,177	250,000
48	13	2,425	14,550	28,097	28,097	250,000
49	14	2,425	16,975	32,263	32,263	250,000
50	15	2,425	19,400	36,691	36,691	250,000

51	16	2,425	21,825	41,517	41,517	250,000
52	17	2,425	24,250	46,677	46,677	250,000
53	18	2,425	26,675	52,197	52,197	250,000
54	19	2,425	29,100	58,107	58,107	250,000
55	20	2,425	31,525	64,440	64,440	250,000

56	21	2,425	33,950	71,290	71,290	250,000
57	22	2,425	36,375	78,645	78,645	250,000
58	23	2,425	38,800	86,548	86,548	250,000
59	24	2,425	41,225	95,048	95,048	250,000
60	25	2,425	43,650	104,197	104,197	250,000

61	26	2,425	46,075	114,051	114,051	250,000
62	27	2,425	48,500	124,677	124,677	250,000
63	28	2,425	50,925	136,147	136,147	250,000
64	29	2,425	53,350	148,544	148,544	250,000
65	30	2,425	55,775	161,958	161,958	250,000

66	31	2,425	58,200	176,492	176,492	250,000
67	32	2,425	60,625	192,260	192,260	250,000
68	33	2,425	63,050	209,392	209,392	250,000
69	34	2,425	65,475	227,988	227,988	266,746
70	35	2,425	67,900	248,089	248,089	287,784

71	36	2,425	70,325	269,824	269,824	310,298

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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	2,425	72,750	293,362	293,362	331,499
73	38	2,425	75,175	318,870	318,870	353,946
74	39	2,425	77,600	346,534	346,534	377,723
75	40	2,425	80,025	376,561	376,561	402,921

76	41	2,425	82,450	409,182	409,182	429,641
77	42	2,425	84,875	444,522	444,522	466,748
78	43	2.425	87,300	482,812	482,812	506,953
79	44	2,425	89,725	524,303	524,303	550,518
80	45	2,425	92,150	569,264	569,264	597,727

81	46	2,425	94,575	617,989	617,989	648,888
82	47	2,425	97,000	670,795	670,795	704,335
83	48	2,425	99,425	728,027	728,027	764,428
84	49	2,425	101,850	790,053	790,053	829,556
85	50	2,425	104,275	857,272	857,272	900,135

86	51	2,425	106,700	930,112	930,112	976,617
87	52	2,425	109,125	1,009,034	1,009,034	1,059,486
88	53	2,425	111,550	1,094,537	1,094,537	1,149,264
89	54	2,425	113,975	1,187,158	1,187,158	1,246,516
90	55	2,425	116,400	1,287,478	1,287,478	1,351,852

91	56	2,425	118,825	1,396,126	1,396,126	1,465,933
92	57	2,425	121,250	1,514,588	1,514,588	1,575,172
93	58	2,425	123,675	1,643,923	1,643,923	1,693,241
94	59	2,425	126,100	1,785,331	1,785,331	1,821,038
95	60	2,425	128,525	1,940,175	1,940,175	1,959,576

96	61	2,425	130,950	2,110,003	2,110,003	2,110,003
97	62	2,425	133,375	2,294,900	2,294,900	2,294,900
98	63	2,425	135,800	2,496,222	2,496,222	2,496,222
99	64	2,425	138,225	2,715,451	2,715,451	2,715,451
100	65	2,425	140,650	2,954,202	2,954,202	2,954,202

101	66	0	140,650	3,211,860	3,211,860	3,243,979
102	67	0	140,650	3,492,575	3,527,501	3,527,501
103	68	0	140,650	3,798,430	3,836,414	3,836,414
104	69	0	140,650	4,131,699	4,173,016	4,173,016
105	70	0	140,650	4,494,861	4,539,810	4,539,810

106	71	0	140,650	4,890,623	4,939,529	4,939,529

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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	140,650	5,321,934	5,375,154	5,375,154
108	73	0	140,650	5,792,014	5,849,934	5,849,934
109	74	0	140,650	6,304,374	6,367,418	6,367,418
110	75	0	140,650	6,862,843	6,931,472	6,931,472

111	76	0	140,650	7,471,601	7,546,317	7,546,317
112	77	0	140,650	8,135,203	8,216,555	8,216,555
113	78	0	140,650	8,858,622	8,947,208	8,947,208
114	79	0	140,650	9,647,282	9,743,754	9,743,754
115	80	0	140,650	10,507,097	10,612,168	10,612,168

116	81	0	140,650	11,444,524	11,558,969	11,558,969
117	82	0	140,650	12,466,600	12,591,266	12,591,266
118	83	0	140,650	13,581,008	13,716,818	13,716,818
119	84	0	140,650	14,796,125	14,944,086	14,944,086
120	85	0	140,650	16,121,091	16,282,301	16,282,301

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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	0	0	0	0	9,821	9,821	5,510	250,000
38	3	0	0	0	0	9,614	9,614	6,145	250,000
39	4	0	0	0	0	9,380	9,380	6,407	250,000
40	5	0	0	0	0	9,119	9,119	7,137	250,000

41	6	0	0	0	0	8,828	8,828	7,341	250,000
42	7	0	0	0	0	8,503	8,503	7,512	250,000
43	8	1,213	1,213	2,425	1,106	9,530	10,636	10,636	250,000
44	9	1,213	1,213	4,850	2,322	11,404	13,727	13,727	250,000
45	10	1,213	1,213	7,275	3,569	13,436	17,005	17,005	250,000

46	11	1,213	1,213	9,700	4,850	15,634	20,484	20,484	250,000
47	12	1,213	1,213	12,125	6,167	18,009	24,177	24,177	250,000
48	13	1,213	1,213	14,550	7,523	20,575	28,097	28,097	250,000
49	14	1,213	1,213	16,975	8,919	23,344	32,263	32,263	250,000
50	15	1,213	1,213	19,400	10,356	26,335	36,691	36,691	250,000

51	16	1,213	1,213	21,825	11,813	29,704	41,517	41,517	250,000
52	17	1,213	1,213	24,250	13,313	33,363	46,677	46,677	250,000
53	18	1,213	1,213	26,675	14,859	37,337	52,197	52,197	250,000
54	19	1,213	1,213	29,100	16,453	41,654	58,107	58,107	250,000
55	20	1,213	1,213	31,525	18,096	46,344	64,440	64,440	250,000

56	21	1,213	1,213	33,950	19,808	51,482	71,290	71,290	250,000
57	22	1,213	1,213	36,375	21,575	57,070	78,645	78,645	250,000
58	23	1,213	1,213	38,800	23,400	63,149	86,548	86,548	250,000
59	24	1,213	1,213	41,225	25,286	69,763	95,048	95,048	250,000
60	25	1,213	1,213	43,650	27,235	76,962	104,197	104,197	250,000

61	26	1,213	1,213	46,075	29,251	84,800	114,051	114,051	250,000
62	27	1,213	1,213	48,500	31,338	93,339	124,677	124,677	250,000
63	28	1,213	1,213	50,925	33,499	102,648	136,147	136,147	250,000
64	29	1,213	1,213	53,350	35,740	112,803	148,544	148,544	250,000
65	30	1,213	1,213	55,775	38,067	123,891	161,958	161,958	250,000

66	31	1,213	1,213	58,200	40,485	136,006	176,492	176,492	250,000
67	32	1,213	1,213	60,625	43,002	149,258	192,260	192,260	250,000
68	33	1,213	1,213	63,050	45,625	163,767	209,392	209,392	250,000
69	34	1,213	1,213	65,475	48,354	179,634	227,988	227,988	266,746
70	35	1,213	1,213	67,900	51,173	196,916	248,089	248,089	287,784

71	36	1,213	1,213	70,325	54,086	215,738	269,824	269,824	310,298

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 5 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	1,213	1,213	72,750	57,102	236,260	293,362	293,362	331,499
73	38	1,213	1,213	75,175	60,225	258,645	318,870	318,870	353,946
74	39	1,213	1,213	77,600	63,462	283,072	346,534	346,534	377,723
75	40	1,213	1,213	80,025	66,820	309,741	376,561	376,561	402,921

76	41	1,213	1,213	82,450	70,307	338,875	409,182	409,182	429,641
77	42	1,213	1,213	84,875	73,908	370,613	444,522	444,522	466,748
78	43	1,213	1,213	87,300	77,629	405,183	482,812	482,812	506,953
79	44	1,213	1,213	89,725	81,470	442,833	524,303	524,303	550,518
80	45	1,213	1,213	92,150	85,435	483,828	569,264	569,264	597,727

81	46	1,213	1,213	94,575	89,528	528,461	617,989	617,989	648,888
82	47	1,213	1,213	97,000	93,751	577,044	670,795	670,795	704,335
83	48	1,213	1,213	99,425	98,106	629,920	728,027	728,027	764,428
84	49	1,213	1,213	101,850	102,598	687,455	790,053	790,053	829,556
85	50	1,213	1,213	104,275	107,227	750,045	857,272	857,272	900,135

86	51	1,213	1,213	106,700	111,997	818,115	930,112	930,112	976,617
87	52	1,213	1,213	109,125	116,908	892,126	1,009,034	1,009,034	1,059,486
88	53	1,213	1,213	111,550	121,904	972,573	1,094,537	1,094,537	1,149,264
89	54	1,213	1,213	113,975	127,166	1,059,992	1,187,158	1,187,158	1,246,516
90	55	1,213	1,213	116,400	132,516	1,154,961	1,287,478	1,287,478	1,351,852

91	56	1,213	1,213	118,825	138,017	1,258,110	1,396,126	1,396,126	1,465,933
92	57	1,213	1,213	121,250	143,746	1,370,842	1,514,588	1,514,588	1,575,172
93	58	1,213	1,213	123,675	149,727	1,494,197	1,643,923	1,643,923	1,693,241
94	59	1,213	1,213	126,100	155,983	1,629,348	1,785,331	1,785,331	1,821,038
95	60	1,213	1,213	128,525	162,544	1,777,631	1,940,175	1,940,175	1,959,576

96	61	1,213	1,213	130,950	169,440	1,940,563	2,110,003	2,110,003	2,110,003
97	62	1,213	1,213	133,375	176,578	2,118,321	2,294,900	2,294,900	2,294,900
98	63	1,213	1,213	135,800	183,967	2,312,256	2,496,222	2,496,222	2,496,222
99	64	1,213	1,213	138,225	191,614	2,523,837	2,715,451	2,715,451	2,715,451
100	65	1,213	1,213	140,650	199,529	2,754,672	2,954,202	2,954,202	2,954,202

101	66	0	0	140,650	206,513	3,005,348	3,211,860	3,211,860	3,243,979
102	67	0	0	140,650	213,741	3,278,834	3,492,575	3,527,501	3,527,501
103	68	0	0	140,650	221,222	3,577,208	3,798,430	3,836,414	3,836,414
104	69	0	0	140,650	228,965	3,902,734	4,131,699	4,173,016	4,173,016
105	70	0	0	140,650	236,978	4,257,883	4,494,861	4,539,810	4,539,810

106	71	0	0	140,650	245,273	4,645,350	4,890,623	4,939,529	4,939,529

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 6 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	0	140,650	253,857	5,068,077	5,321,934	5,375,154	5,375,154
108	73	0	0	140,650	262,742	5,529,272	5,792,014	5,849,934	5,849,934
109	74	0	0	140,650	271,938	6,032,436	6,304,374	6,367,418	6,367,418
110	75	0	0	140,650	281,456	6,581,387	6,862,843	6,931,472	6,931,472

111	76	0	0	140,650	291,307	7,180,294	7,471,601	7,546,317	7,546,317
112	77	0	0	140,650	301,503	7,833,700	8,135,203	8,216,555	8,216,555
113	78	0	0	140,650	312,055	8,546,567	8,858,622	8,947,208	8,947,208
114	79	0	0	140,650	322,977	9,324,304	9,647,282	9,743,754	9,743,754
115	80	0	0	140,650	334,281	10,172,816	10,507,097	10,612,168	10,612,168

116	81	0	0	140,650	345,981	11,098,542	11,444,524	11,558,969	11,558,969
117	82	0	0	140,650	358,091	12,108,510	12,466,600	12,591,266	12,591,266
118	83	0	0	140,650	370,624	13,210,384	13,581,008	13,716,818	13,716,818
119	84	0	0	140,650	383,596	14,412,529	14,796,125	14,944,086	14,944,086
120	85	0	0	140,050	397,021	15,724,069	16,121,091	16,282,301	16,282,301

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 7 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	0	0	9,796	5,485	250,000
38	3	0	0	9,561	6,093	250,000
39	4	0	0	9,029	6,056	250,000
40	5	0	0	8,431	6,449	250,000

41	6	0	0	7,754	6,268	250,000
42	7	0	0	6,987	5,996	250,000
43	8	2,425	2,425	8,598	8,598	250,000
44	9	2,425	4,850	10,237	10,237	250,000
45	10	2,425	7,275	11,909	11,909	250,000

46	11	2,425	9,700	13,613	13,613	250,000
47	12	2,425	12,125	15,357	15,357	250,000
48	13	2,425	14,550	17,156	17,156	250,000
49	14	2,425	16,975	19,025	19,025	250,000
50	15	2,425	19,400	20,964	20,964	250,000

51	16	2,425	21,825	23,031	23,031	250,000
52	17	2,425	24,250	25,162	25,162	250,000
53	18	2,425	26,675	27,350	27,350	250,000
54	19	2,425	29,100	29,587	29,587	250,000
55	20	2,425	31,525	31,854	31,854	250,000

56	21	2,425	33,950	34,984	34,984	250,000
57	22	2,425	36,375	38,199	38,199	250,000
58	23	2,425	38,800	41,518	41,518	250,000
59	24	2,425	41,225	44,955	44,955	250,000
60	25	2,425	43,650	48,505	48,505	250,000

61	26	2,425	46,075	52,150	52,150	250,000
62	27	2,425	48,500	55,869	55,869	250,000
63	28	2,425	50,925	59,643	59,643	250,000
64	29	2,425	53,350	63,467	63,467	250,000
65	30	2,425	55,775	67,347	67,347	250,000

66	31	2,425	58,200	71,293	71,293	250,000
67	32	2,425	60,625	75,323	75,323	250,000
68	33	2,425	63,050	79,447	79,447	250,000
69	34	2,425	65,475	83,676	83,676	250,000
70	35	2,425	67,900	88,002	88,002	250,000

71	36	2,425	70,325	92,401	92,401	250,000

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 8 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	2,425	72,750	96,827	96,827	250,000
73	38	2,425	75,175	101,238	101,238	250,000
74	39	2,425	77,600	105,640	105,640	250,000
75	40	2,425	80,025	110,028	110,028	250,000

76	41	2,425	82,450	114,391	114,391	250,000
77	42	2,425	84,875	118,693	118,693	250,000
78	43	2,425	87,300	122,872	122,872	250,000
79	44	2,425	89,725	126,851	126,851	250,000
80	45	2,425	92,150	130,562	130,562	250,000

81	46	2,425	94,575	133,924	133,924	250,000
82	47	2,425	97,000	136,860	136,860	250,000
83	48	2,425	99,425	139,294	139,294	250,000
84	49	2,425	101,850	141,092	141,092	250,000
85	50	2,425	104,275	142,048	142,048	250,000

86	51	2,425	106,700	141,881	141,881	250,000
87	52	2,425	109,125	140,209	140,209	250,000
88	53	2,425	111,550	136,512	136,512	250,000
89	54	2,425	113,975	130,064	130,064	250,000
90	55	2,425	116,400	119,823	119,823	250,000

91	56	2,425	118,825	104,362	104,362	250,000
92	57	2,425	121,250	81,591	81,591	250,000
93	58	2,425	123,675	48,207	48,207	250,000

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 9 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (0.00%) Separate Account Rate (0.00% Gross; -0.90% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	0	0	8,849	4,538	250,000
38	3	0	0	7,705	4,236	250,000
39	4	0	0	6,312	3,339	250,000
40	5	0	0	4,921	2,939	250,000

41	6	0	0	3,524	2,037	250,000
42	7	0	0	2,116	1,125	250,000
43	8	2,425	2,425	3,024	3,024	250,000
44	9	2,425	4,850	3,884	3,884	250,000
45	10	2,425	7,275	4,690	4,690	250,000

46	11	2,425	9,700	5,437	5,437	250,000
47	12	2,425	12,125	6,126	6,126	250,000
48	13	2,425	14,550	6,766	6,766	250,000
49	14	2,425	16,975	7,368	7,368	250,000
50	15	2,425	19,400	7,921	7,921	250,000

51	16	2,425	21,825	8,434	8,434	250,000
52	17	2,425	24,250	8,868	8,868	250,000
53	18	2,425	26,675	9,209	9,209	250,000
54	19	2,425	29,100	9,442	9,442	250,000
55	20	2,425	31,525	9,538	9,538	250,000

56	21	2,425	33,950	10,291	10,291	250,000
57	22	2,425	36,375	10,887	10,887	250,000
58	23	2,425	38,800	11,331	11,331	250,000
59	24	2,425	41,225	11,624	11,624	250,000
60	25	2,425	43,650	11,740	11,740	250,000

61	26	2,425	46,075	11,640	11,640	250,000
62	27	2,425	48,500	11,277	11,277	250,000
63	28	2,425	50,925	10,605	10,605	250,000
64	29	2,425	53,350	9,591	9,591	250,000
65	30	2,425	55,775	8,217	8,217	250,000

66	31	2,425	58,200	6,460	6,460	250,000
67	32	2,425	60,625	4,305	4,305	250,000
68	33	2,425	63,050	1,726	1,726	250,000

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 10 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					-----------End of Year-----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	0	0	0	0	9,796	9,796	5,485	250,000
38	3	0	0	0	0	9,561	9,561	6,093	250,000
39	4	0	0	0	0	9,029	9,029	6,056	250,000
40	5	0	0	0	0	8,431	8,431	6,449	250,000

41	6	0	0	0	0	7,754	7,754	6,268	250,000
42	7	0	0	0	0	6,987	6,987	5,996	250,000
43	8	1,213	1,213	2,425	1,027	7,571	8,598	8,598	250,000
44	9	1,213	1,213	4,850	1,962	8,275	10,237	10,237	250,000
45	10	1,213	1,213	7,275	2,836	9,073	11,909	11,909	250,000

46	11	1,213	1,213	9,700	3,666	9,947	13,613	13,613	250,000
47	12	1,213	1,213	12,125	4,464	10,893	15,357	15,357	250,000
48	13	1,213	1,213	14,550	5,241	11,914	17,156	17,156	250,000
49	14	1,213	1,213	16,975	6,008	13,017	19,025	19,025	250,000
50	15	1,213	1,213	19,400	6,765	14,199	20,964	20,964	250,000

51	16	1,213	1,213	21,825	7,514	15,517	23,031	23,031	250,000
52	17	1,213	1,213	24,250	8,253	16,910	25,162	25,162	250,000
53	18	1,213	1,213	26,675	8,979	18,371	27,350	27,350	250,000
54	19	1,213	1,213	29,100	9,691	19,896	29,587	29,587	250,000
55	20	1,213	1,213	31,525	10,381	21,473	31,854	31,854	250,000

56	21	1,213	1,213	33,950	11,321	23,663	34,984	34,984	250,000
57	22	1,213	1,213	36,375	12,243	25,957	38,199	38,199	250,000
58	23	1,213	1,213	38,800	13,152	28,366	41,518	41,518	250,000
59	24	1,213	1,213	41,225	14,052	30,904	44,955	44,955	250,000
60	25	1,213	1,213	43,650	14,938	33,567	48,505	48,505	250,000

61	26	1,213	1,213	46,075	15,804	36,346	52,150	52,150	250,000
62	27	1,213	1,213	48,500	16,642	39,227	55,869	55,869	250,000
63	28	1,213	1,213	50,925	17,446	42,197	59,643	59,643	250,000
64	29	1,213	1,213	53,350	18,215	45,252	63,467	63,467	250,000
65	30	1,213	1,213	55,775	18,950	48,397	67,347	67,347	250,000

66	31	1,213	1,213	58,200	19,655	51,638	71,293	71,293	250,000
67	32	1,213	1,213	60,625	20,333	54,990	75,323	75,323	250,000
68	33	1,213	1,213	63,050	20,988	58,459	79,447	79,447	250,000
69	34	1,213	1,213	65,475	21,622	52,054	83,676	83,676	250,000
70	35	1,213	1,213	67,900	22,232	65,770	88,002	88,002	250,000

71	36	1,213	1,213	70,325	22,812	69,589	92,401	92,401	250,000

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 11 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					-----------End of Year-----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	1,213	1,213	72,750	23,350	73,477	96,827	96,827	250,000
73	38	1,213	1,213	75,175	23,839	77,399	101,238	101,238	250,000
74	39	1,213	1,213	77,600	24,283	81,358	105,640	105,640	250,000
75	40	1,213	1,213	80,025	24,681	85,347	110,028	110,028	250,000

76	41	1,213	1,213	82,450	25,035	89,356	114,391	114,391	250,000
77	42	1,213	1,213	84,875	25,339	93,354	118,693	118,693	250,000
78	43	1,213	1,213	87,300	25,583	97,289	122,872	122,872	250,000
79	44	1,213	1,213	89,725	25,757	101,094	126,851	126,851	250,000
80	45	1,213	1,213	92,150	25,852	104,710	130,562	130,562	250,000

81	46	1,213	1,213	94,575	25,860	108,064	133,924	133,924	250,000
82	47	1,213	1,213	97,000	25,775	111,085	136,860	136,860	250,000
83	48	1,213	1,213	99,425	25,591	113,703	139,294	139,294	250,000
84	49	1,213	1,213	101,850	25,295	115,797	141,092	141,092	250,000
85	50	1,213	1,213	104,275	24,862	117,186	142,048	142,048	250,000

86	51	1,213	1,213	106,700	24,258	117,623	141,881	141,881	250,000
87	52	1,213	1,213	109,125	23,438	116,771	140,209	140,209	250,000
88	53	1,213	1,213	111,550	22,337	114,174	136,512	136,512	250,000
89	54	1,213	1,213	113,975	20,868	109,196	130,064	130,064	250,000
90	55	1,213	1,213	116,400	18,897	100,926	119,823	119,823	250,000

91	56	1,213	1,213	118,825	16,242	88,120	104,362	104,362	250,000
92	57	1,213	1,213	121,250	12,614	68,978	81,591	81,591	250,000
93	58	1,213	1,213	123,675	7,501	40,706	48,207	48,207	250,000

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 12 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger with 100% Allocation to Subaccounts

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Separate Account Rate (0.00% Gross; -0.90%Net) (a)
				----------End of Year----------

Age	End of Year	Cumulative Outlay	Additional Planned Premium(b)	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	0	0	8,849	4,538	250,000
38	3	0	0	7,705	4,236	250,000
39	4	0	0	6,312	3,339	250,000
40	5	0	0	4,921	2,939	250,000

41	6	0	0	3,524	2,037	250,000
42	7	0	0	2,116	1,125	250,000
43	8	2,425	2,425	3,008	3,008	250,000
44	9	2,425	4,850	3,840	3,840	250,000
45	10	2,425	7,275	4,609	4,609	250,000

46	11	2,425	9,700	5,311	5,311	250,000
47	12	2,425	12,125	5,948	5,948	250,000
48	13	2,425	14,550	6,531	6,531	250,000
49	14	2,425	16,975	7,069	7,069	250,000
50	15	2,425	19,400	7,555	7,555	250,000

51	16	2,425	21,825	8,015	8,015	250,000
52	17	2,425	24,250	8,394	8,394	250,000
53	18	2,425	26,675	8,676	8,676	250,000
54	19	2,425	29,100	8,850	8,850	250,000
55	20	2,425	31,525	8,885	8,885	250,000

56	21	2,425	33,950	9,575	9,575	250,000
57	22	2,425	36,375	10,103	10,103	250,000
58	23	2,425	38,800	10,476	10,476	250,000
59	24	2,425	41,225	10,695	10,695	250,000
60	25	2,425	43,650	10,735	10,735	250,000

61	26	2,425	46,075	10,559	10,559	250,000
62	27	2,425	48,500	10,120	10,120	250,000
63	28	2,425	50,925	9,373	9,373	250,000
64	29	2,425	53,350	8,289	8,289	250,000
65	30	2,425	55,775	6,850	6,850	250,000

66	31	2,425	58,200	5,035	5,035	250,000
67	32	2,425	60,625	2,833	2,833	250,000
68	33	2,425	63,050	218	218	250,000

This ledger assumes all net premiums are allocated to the Separate Account regardless of whether net premiums arc allocated to the Fixed Account.

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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

(a) The hypothetical gross rates of return are reduced by the weighted average of the annual management fees and expenses of all the subaccounts selected. The current mortality and expense risk charge is 0.75% in Policy years 1-15. We may reduce this charge to 0.00% in Policy years 16+ but we do not guarantee that we will do so. The guaranteed mortality and expense risk charge is 0.75% in Policy years 1-15 and 0.30% in Policy years 16+. An approximation of these charges is reflected in both the current and guaranteed charges ledgers.

The selected subaccount annual management fees and expenses used to determine the weighted average as of December 31, 2010 are:

Subaccount	Subaccount Allocation Percentage	Total Subaccount Management Fees and Expenses
Transamerica AEGON Active Asset Allocation - Conservative VP	0.00%	0.73%
Transamerica AEGON Active Asset Allocation - Moderate Growth VP	0.00%	0.74%
Transamerica AEGON Active Asset Allocation - Moderate VP	0.00%	0.74%
Transamerica AEGON High Yield Bond VP	0.65%	0.73%
Transamerica AEGON Money Market VP	1.98%	0.40%
Transamerica AEGON U.S. Government Securities VP	0.43%	0.61%
Transamerica AllianceBernstein Dynamic Allocation VP	0.12%	1.05%
Transamerica Asset Allocation - Conservative VP	1.57%	0.85%
Transamerica Asset Allocation - Growth VP	9.38%	1.04%
Transamerica Asset Allocation - Moderate Growth VP	10.59%	0.95%
Transamerica Asset Allocation - Moderate VP	3.23%	0.90%
Transamerica BlackRock Global Allocation VP	0.00%	0.83%
Transamerica BlackRock Large Cap Value VP	2.07%	0.79%
Transamerica BlackRock Tactical Allocation VP	0.00%	0.93%
Transamerica Clarion Global Real Estate Securities VP	1.59%	0.90%
Transamerica Efficient Markets VP	0.01%	0.75%
Transamerica Foxhall Emerging Markets/Pacific RIM VP	0.57%	1.39%
Transamerica Foxhall Global Commodities & Hard Assets VP	0.34%	1.48%
Transamerica Foxhall Global Conservative VP	0.07%	1.21%
Transamerica Foxhall Global Growth VP	0.61%	1.37%
Transamerica Hanlon Balanced VP	0.38%	1.33%
Transamerica Hanlon Growth and Income VP	0.34%	1.34%
Transamerica Hanlon Growth VP	0.50%	1.34%
Transamerica Hanlon Managed Income VP	1.00%	1.24%
Transamerica Index 50 VP	0.01%	0.50%
Transamerica Index 75 VP	0.04%	0.46%
Transamerica International Moderate Growth VP	0.38%	1.05%
Transamerica Jennison Growth VP	0.37%	0.79%
Transamerica JPMorgan Core Bond VP	1.97%	0.57%
Transamerica JPMorgan Enhanced Index VP	0.07%	0.84%
Transamerica JPMorgan Tactical Allocation VP	2.10%	0.91%
Transamerica MFS International Equity VP	1.56%	1.05%
Transamerica Morgan Stanley Capital Growth VP	1.14%	0.90%
Transamerica Morgan Stanley Growth Opportunities VP	2.17%	0.87%
Transamerica Morgan Stanley Mid-Cap Growth VP	11.14%	0.90%
Transamerica Multi-Managed Balanced VP	4.10%	0.83%
Transamerica Multi Managed Large Cap Core VP	0.09%	0.84%
Transamerica PIMCO Total Return VP	1.08%	0.69%
Transamerica Systematic Small/Mid Cap Value VP	1.29%	0.86%
Transamerica T. Rowe Price Small Cap VP	0.98%	0.84%
Transamerica Third Avenue Value VP	2.65%	0.90%
Transamerica WMC Diversified Equity VP	7.66%	0.83%
Transamerica WMC Diversified Growth VP	21.52%	0.78%

LD18237-2-05/11-IF		Issue State: FL
May 2, 2011 4:10:48 PM	Page 14 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

ProFund VP Asia 30	0.22%	1.68%
ProFund VP Basic Materials	0.29%	1.68%
ProFund VP Bull	0.31%	1.68%
ProFund VP Consumer Services	0.03%	1.68%
ProFund VP Emerging Markets	0.67%	1.68%
ProFund VP Europe 30	0.01%	1.68%
ProFund VP Falling U.S. Dollar	0.02%	1.68%
ProFund VP Financials	0.07%	1.68%
ProFund VP International	0.27%	1.68%
ProFund VP Japan	0.01%	1.68%
ProFund VP Mid-Cap	0.10%	1.68%
ProFund VP Money Market	0.46%	1.35%
ProFund VP NASDAQ-100	0.13%	1.68%
ProFund VP Oil & Gas	0.19%	1.68%
ProFund VP Pharmaceuticals	0.02%	1.68%
ProFund VP Precious Metals	0.39%	1.68%
ProFiuxl VP Short Emerging Markets	0.01%	1.68%
ProFund VP Short International	0.02%	1.68%
ProFund VP Short NASDAQ-100	0.02%	1.68%
ProFund VP Short Small-Cap	0.05%	1.68%
ProFund VP Small-Cap	0.04%	1.68%
ProFund VP Small-Cap Value	0.02%	1.68%
ProFund VP Telecommunications	0.01%	1.68%
ProFund VP U.S. Government Plus	0.12%	1.38%
Profund VP UltraSmall-Cap	0.26%	1.68%
ProFund VP Utilities	0.05%	1.68%
Fidelity VIP Index 500 Portfolio	0.33%	0.35%
Access VP High Yield Fund	0.07%	1.68%
AllianceBernstein Balanced Wealth Strategy Portfolio	0.02%	0.93%
Franklin Templeton VIP Founding Funds Allocation Fund	0.02%	1.12%

(b) The Additional Planned Premium column does not include premiums paid up to the illustration date. The Additional Planned Premiums shown include any scheduled premiums obtained through information you provided for the illustration. All illustrated values and benefits are shown as of the end of each Policy Year. Values and premiums are rounded to the nearest dollar.

This Illustration assumes all net premiums (premiums, less any premium expense charges) are allocated among the Fixed Account and/or the variable subaccounts of the Separate Account. Cash values are illustrated after Monthly Deductions, as noted below. The Net Surrender Value illustrated is the Cash Value, less any applicable surrender charges and loans.

The current charges illustration reflects current charges, and the guaranteed charges illustration reflects guaranteed charges. These charges arc:

—	A mortality and expense risk charge assessed against each subaccount:
¡	Current:
¡	0.75% in Policy years 1-15
¡	0.00% thereafter
¡	Guaranteed:
¡	0.75% in Policy years 1-15
¡	0.30% thereafter

—	The current and guaranteed premium expense charge (on all premium payments):
¡	0.00% in Policy year 1

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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

¡	3.00% thereafter

—	Monthly Deductions for:
¡	The cost of insurance
¡	The monthly Policy charge:
¡	Current:
☐	$10.00 per month through age 99
☐	$0.00 per month thereafter
¡	Guaranteed:
☐	$12.00 per month through age 99
☐	$0.00 per month thereafter
¡	The monthly per unit charge (a charge per $1,000 of specified amount for the first 8 Policy years and the first 8 years after any specified amount increase; guaranteed to stop after 20 years)
¡	Any riders illustrated.

—	A pro rata charge upon a decrease in the Specified Amount during the first 8 Policy years and during the first 8 years after any increase, on the effective date of the decrease.

—	A surrender charge per $1,000 of specified amount is applied to a full surrender in the first 8 Policy years and 8 years from the date of any specified amount increase.

The current interest rate for net premiums applied to the Fixed Account after 9/1/10 is 3.50% and is subject to change. The previous rate of 4.10% applies to existing cash value in the Fixed Account until the next anniversary of each premium. The guaranteed minimum interest rate is 2.00%.

Based on actual premium payments, the Minimum No Lapse Guarantee is no longer in effect. Without the payment of additional premiums, the policy may lapse in the years shown based primarily on activities illustrated and the following assumptions:

—	At a 0.00% Gross (-0.90% Net) Rate of Return and Guaranteed Charges, the policy may lapse in Policy year 34.

—	At a 10.00% Gross (9.10% Net) Rate of Return and Guaranteed Charges, the policy may lapse in Policy year 59.

(c)	Rider(s) Illustrated: None

At a 0.00% Gross (-0.90% Net) Rate of Return and Guaranteed Charges, the policy may lapse in Policy year 34.

Actual rates of return may be more or less than those shown, and will depend upon a number of factors, including the actual premiums paid by the Policy Owner and the actual investment returns of the subaccounts selected. This illustration uses hypothetical rates of return over all years for the Separate Account. No representations are made by Western Reserve Life or the Funds, that the hypothetical rates of return can be achieved during any one year or sustained over any period of time.

Information regarding a Modified Endowment Contract:

Amounts withdrawn or borrowed from a Modified Endowment Contract (“MEC”), or the pledge of a MEC, prior to the death of the Insured will be taxable to the extent of any gain in the contract. In addition, if the owner is not yet 59 1⁄2 or if the owner is not an individual (such as a trust, for example), the taxable amounts may be subject to a 10% penalty tax. Under the Federal Income Tax Law, a life insurance contract becomes a MEC when actual premiums paid exceed a specified 7-Pay premium limit applicable initially for the first seven policy years and may also become a MEC when there are certain changes to policy benefits. New 7-Pay premium limits for succeeding seven-year periods may be established for the policy as a result of certain changes in policy terms or benefits. All MECs issued by Western Reserve Life and its affiliates to the same owner during any calendar year will be treated as one MEC. If there is an IRC Section 1035 Exchange of a life insurance contract that is not a MEC for another life insurance contract, a certain portion of the cash value exchanged will apply annually towards the annual 7-Pay premium limit of the new policy in

LD18237-2-05/11-IF		Issue State: FL
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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

determining whether the new contract is a MEC. If the original policy was a MEC, the new policy received in exchange will also be a MEC. You should consult with and rely on your qualified tax advisor as to the implications of any withdrawal, loan, surrender, pledge, exchange or collateral assignment of a life insurance policy.

Based on the premium payments and activities illustrated, this policy will not become a Modified Endowment Contract (“MEC”).

Target: Used for administrative purposes.

Guideline Premium Test: Under the Federal Income Tax Law, the Guideline Level Premium (GL Annual) is the maximum level annual Premium that can be paid into the policy on an annual basis and still have it qualify as a life insurance contract. The Guideline Single Premium (GL Single) is the maximum single Premium that can be paid into the policy at issue and still have it qualify as a life insurance contract. Premiums paid into the policy at any date can never exceed the greater of the Guideline Single Premium or the sum of the Guideline Level Premiums to such date. Guideline premium limits for the policy may change as a result of changes in policy terms or benefits.

To ensure compliance with federal income tax law, Western Reserve Life will monitor the level of death benefit and premiums, and reserves the right to adjust the death benefit and limit or refund any amount of premium, to preserve the qualification of the policy as a life insurance contract for federal income tax purposes.

Western Reserve Life and its agents cannot give tax, legal or accounting advice. Please consult your attorney, accountant or personal tax advisor. For information about the taxation of life insurance policies, please refer to the prospectus.

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May 2, 2011 4:10:48 PM	Page 17 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL XceleratorSM Variable Universal Life

Insurance In Force Illustration

Policy Summary

Primary Insured: Insured Name	Annual Premium: $2,425.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

Coverage	Amount	Issue Date	Mature Date	Issue Age	Curr Age	Gender	Risk Class	Table Rating	Flat Extra	Flat Extra Expire Date
Base	$250,000.00	05/02/2011	05/02/2096	35	36	Male	Preferred Elite	None	$0.00	05/02/2011

Rider(s) Illustrated: None

		This column shows current policy data as of the date of the illustration.	This column shows policy data assuming potential changes and as illustrated in the preceding ledgers.
DEFRA/TAMRA/MAP Guidelines	Guideline Annual Premium	$10,000.00	$10,000.00
	Guideline Single Premium	$100,000.00	$100,000.00
	Additional DEFRA Allowable	$100,000.00	$100,000.00
	7-Pay Premium	$0.00	$0.00
	Additional TAMRA Allowable	$0.00	$0.00
	Target Premium	$2,000.00	$2,000.00
	Minimum Annual Premium (MAP)	$2,000.00	$2,000.00
	MAP Accumulation	$4,000.00	$4,000.00

Policy Values and Benefits	Death Benefit without Riders	$250,000.00	$250,000.00
	Net Amount at Risk	$240,000.00	$240,000.00
	Cash Value	$10,000.00	$10,000.00
	Surrender Charge	$4,955.00	$4,955.00
	Cash Surrender Value	$5,045.00	$5,045.00
	Cost Basis	$0.00	$0.00
	Gain/Loss	$10,000.00	$10,000.00
	Loan Payoff	$0.00	$0.00
	Total Withdrawals	$0.00	$0.00
	Dump-In Premium	N/A	$0.00
	Gross Transfer	$0.00	$0.00
	Net Transfer	$0.00	$0.00

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Appendix A:

Western Reserve Life Assurance Co. of Ohio

Home Office: Columbus, Ohio

Distributor: Transamerica Capital, Inc. Member FINRA

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Policy Form VL09

Designed for

Policy Owner

Policy Number

0123456789

Registered Representative

Agent Name

Illustration as of: May 2, 2012

This hypothetical illustration shows how the selected death benefit option, specified amount, cost of insurance rates, hypothetical rates of return, withdrawals and loans affect death benefit levels, cash and surrender values. This illustration may reflect subaccounts you are considering which may have higher or lower expenses than the subaccounts you currently have.

This is an illustration only and not an offer, contract, prediction or projection of future investment results or policy performance. Coverage is subject to the terms and conditions of the policy. This illustration is not valid without all 20 pages.

Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group Policy. The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. All state specific Policy features will be described in your Policy.

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 1 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	1,940	1,940	12,131	11,941	250,000
38	3	1,940	3,880	14,383	14,261	250,000
39	4	1,940	5,820	16,773	16,683	250,000
40	5	1,940	7,760	19,310	19,270	250,000

41	6	1,940	9,700	22,009	21,986	250,000
42	7	1,940	11,640	24,879	21,869	250,000
43	8	1,940	13,580	27,934	27,934	250,000
44	9	1,940	15,520	31,715	31,715	250,000
45	10	1,940	17,460	35,747	35,747	250,000

46	11	1,940	19,400	40,047	40,047	250,000
47	12	1,940	21,340	44,634	44,634	250,000
48	13	1,940	23,280	49,529	49,529	250,000
49	14	1,940	25,220	54,756	54,756	250,000
50	15	1,940	27,160	60,340	60,340	250,000

51	16	1,940	29,100	66,575	66,575	250,000
52	17	1,940	31,040	73,280	73,280	250,000
53	18	1,940	32,980	80,466	80,466	250,000
54	19	1,940	34,920	88,203	88,203	250,000
55	20	1,940	36,860	96,541	96,541	250,000

56	21	1,940	38,800	105,583	105,583	250,000
57	22	1,940	40,740	115,328	115,328	250,000
58	23	1,940	42,680	125,856	125,856	250,000
59	24	1,940	44,620	137,237	137,237	250,000
60	25	1,940	46,560	149,553	149,553	250,000

61	26	1,940	48,500	162,890	162,890	250,000
62	27	1,940	50,440	177,351	177,351	250,000
63	28	1,940	52,380	193,046	193,046	250,000
64	29	1,940	54,320	210,089	210,089	260,510
65	30	1,940	56,260	228,545	228,545	278,825

66	31	1,940	58,200	248,527	248,527	298,233
67	32	1,940	60,140	270,153	270,153	321,482
68	33	1,940	62,080	293,563	293,563	346,404
69	34	1,940	64,020	318,910	318,910	373,124
70	35	1,940	65,960	346,362	346,362	401,779

71	36	1,940	67,900	376,101	376,101	432,516

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May 2, 2011 4:18:10 PM	Page 2 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator Focus SM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	1,940	69,840	408,371	408,371	461,459
73	38	1,940	71,780	443,411	443,411	492,187
74	39	1,940	73,720	481,487	481,487	524,821
75	40	1,940	75,660	522,894	522,894	559,496

76	41	1,940	77,600	567,963	567,963	596,361
77	42	1,940	79,540	616,862	616,862	647,705
78	43	1,940	81,480	669,916	669,916	703,412
79	44	1,940	83,420	727,479	727,479	763,853
80	45	1,940	85,360	789,934	789,934	829,431

81	46	1,940	87,300	857,695	857,695	900,579
82	47	1,940	89,240	931,208	931,208	977,769
83	48	1,940	91,180	1,010,961	1,010,961	1,061,509
84	49	1,940	93,120	1,097,472	1,097,472	1,152,346
85	50	1,940	95,060	1,191,303	1,191,303	1,250,868

86	51	1,940	97,000	1,293,055	1,293,055	1,357,707
87	52	1,940	98,940	1,403,376	1,403,376	1,473,544
88	53	1,940	100,880	1,522,963	1,522,963	1,599,112
89	54	1,940	102,820	1,652,570	1,652,570	1,735,199
90	55	1,940	104,760	1,793,010	1,793,010	1,882,660

91	56	1,940	106,700	1,945,162	1,945,162	2,042,420
92	57	1,940	108,640	2,111,226	2,111,226	2,195,675
93	58	1,940	110,580	2,292,736	2,292,736	2,361,518
94	59	1,940	112,520	2,491,434	2,491,434	2,541,262
95	60	1,940	114,460	2,709,302	2,709,302	2,736,395

96	61	1,940	116,400	2,948,608	2,948,608	2,948,608
97	62	1,940	118,340	3,209,318	3,209,318	3,209,318
98	63	1,940	120,280	3,493,365	3,493,365	3,493,365
99	64	1,940	122,220	3,802,862	3,802,862	3,802,862
100	65	1,940	124,160	4,140,109	4,140,109	4,140,109

101	66	0	124,160	4,505,742	4,505,742	4,550,799
102	67	0	124,160	4,904,258	4,953,301	4,953,301
103	68	0	124,160	5,338,637	5,392,024	5,392,024
104	69	0	124,160	5,812,128	5,870,249	5,870,249
105	70	0	124,160	6,328,275	6,391,558	6,391,558

106	71	0	124,160	6,890,945	6,959,854	6,959,854

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 3 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator Focus SM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	124,160	7,504,355	7,579,399	7,579,399
108	73	0	124,160	8,173,108	8,254,839	8,254,839
109	74	0	124,160	8,902,222	8,991,244	8,991,244
110	75	0	124,160	9,697,173	9,794,145	9,794,145

111	76	0	124,160	10,563,935	10,669,574	10,669,574
112	77	0	124,160	11,509,023	11,624,113	11,624,113
113	78	0	124,160	12,539,546	12,664,941	12,664,941
114	79	0	124,160	13,663,258	13,799,891	13,799,891
115	80	0	124,160	14,888,620	15,037,506	15,037,506

116	81	0	124,160	16,224,860	16,387,109	16,387,109
117	82	0	124,160	17,682,046	17,858,866	17,858,866
118	83	0	124,160	19,271,162	19,463,872	19,463,872
119	84	0	124,160	21,004,188	21,214,230	21,214,230
120	85	0	124,160	22,894,196	23,123,138	23,123,138

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 4 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	970	970	1,940	921	11,210	12,131	11,941	250,000
38	3	970	970	3,880	1,837	12,547	14,383	14,261	250,000
39	4	970	970	5,820	2,757	14,015	16,773	16,683	250,000
40	5	970	970	7,760	3,689	15,621	19,310	19,270	250,000

41	6	970	970	9,700	4,639	17,370	22,009	21,986	250,000
42	7	970	970	11,640	5,609	19,270	24,879	24,869	250,000
43	8	970	970	13,580	6,604	21,330	27,934	27,934	250,000
44	9	970	970	15,520	7,754	23,961	31,715	31,715	250,000
45	10	970	970	17,460	8,941	26,806	35,747	35,747	250,000

46	11	970	970	19,400	10,166	29,881	40,047	40,047	250,000
47	12	970	970	21,340	11,429	33,205	44,634	44,634	250,000
48	13	970	970	23,280	12,734	36,796	49,529	49,529	250,000
49	14	970	970	25,220	14,080	40,676	54,756	54,756	250,000
50	15	970	970	27,160	15,470	44,870	60,340	60,340	250,000

51	16	970	970	29,100	16,887	49,688	66,575	66,575	250,000
52	17	970	970	31,040	18,350	54,931	73,280	73,280	250,000
53	18	970	970	32,980	19,853	60,613	80,466	80,466	250,000
54	19	970	970	34,920	21,407	66,796	88,203	88,203	250,000
55	20	970	970	36,860	23,013	73,527	96,541	96,541	250,000

56	21	970	970	38,800	24,686	80,897	105,583	105,583	250,000
57	22	970	970	40,740	26,414	88,914	115,328	115,328	250,000
58	23	970	970	42,680	28,203	97,653	125,856	125,856	250,000
59	24	970	970	44,620	30,056	107,181	137,237	137,237	250,000
60	25	970	970	46,560	31,977	117,575	149,553	149,553	250,000

61	26	970	970	48,500	33,970	128,920	162,890	162,890	250,000
62	27	970	970	50,440	36,039	141,311	177,351	177,351	250,000
63	28	970	970	52,380	38,190	154,855	193,046	193,046	250,000
64	29	970	970	54,320	40,427	169,662	210,089	210,089	260,510
65	30	970	970	56,260	42,741	185,804	228,545	228,545	278,825

66	31	970	970	58,200	45,134	203,393	248,527	248,527	298,233
67	32	970	970	60,140	47,606	222,547	270,153	270,153	321,482
68	33	970	970	62,080	50,159	243,403	293,563	293,563	346,404
69	34	970	970	64,020	52,796	266,113	318,910	318,910	373,124
70	35	970	970	65,960	55,520	290,842	346,362	346,362	401,779

71	36	970	970	67,900	58,333	317,768	376,101	376,101	432,516

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 5 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					-----End of Year-----

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	970	970	69,840	61,245	347,126	408,371	408,371	461,459
73	38	970	970	71,780	64,263	379,149	443,411	443,411	492,187
74	39	970	970	73,720	67,391	414,096	481,487	481,487	524,821
75	40	970	970	75,660	70,638	452,256	522,894	522,894	559,496

76	41	970	970	77,600	74,011	493,952	567,963	567,963	596,361
77	42	970	970	79,540	77,495	539,367	616,862	616,862	647,705
78	43	970	970	81,480	81,091	588,824	669,916	669,916	703,412
79	44	970	970	83,420	84,803	642,676	727,479	727,479	763,853
80	45	970	970	85,360	88,634	701,301	789,934	789,934	829,431

81	46	970	970	87,300	92,584	765,110	857,695	857,695	900,579
82	47	970	970	89,240	96,658	834,550	931,208	931,208	977,769
83	48	970	970	91,180	100,858	910,102	1,010,961	1,010,961	1,061,509
84	49	970	970	93,120	105,186	992,286	1,097,472	1,097,472	1,152,346
85	50	970	970	95,060	109,644	1,081,659	1,191,303	1,191,303	1,250,868

86	51	970	970	97,000	114,233	1,178,822	1,293,055	1,293,055	1,357,707
87	52	970	970	98,940	118,955	1,284,421	1,403,376	1,403,376	1,473,544
88	53	970	970	100,880	123,811	1,399,152	1,522,963	1,522,963	1,599,112
89	54	970	970	102,820	128,803	1,523,768	1,652,570	1,652,570	1,735,199
90	55	970	970	104,760	133,931	1,659,079	1,793,010	1,793,010	1,882,660

91	56	970	970	106,700	139,198	1,805,963	1,945,162	1,945,162	2,042,420
92	57	970	970	108,640	144,691	1,966,535	2,111,226	2,111,226	2,195,675
93	58	970	970	110,580	150,433	2,142,303	2,292,736	2,292,736	2,361,518
94	59	970	970	112,520	156,451	2,334,982	2,491,434	2,491,434	2,541,262
95	60	970	970	114,460	162,776	2,546,527	2,709,302	2,709,302	2,736,395

96	61	970	970	116,400	169,439	2,779,169	2,948,608	2,948,608	2,948,608
97	62	970	970	118,340	176,337	3,032,981	3,209,318	3,209,318	3,209,318
98	63	970	970	120,280	183,476	3,309,889	3,493,365	3,493,365	3,493,365
99	64	970	970	122,220	190,865	3,611,997	3,802,862	3,802,862	3,802,862
100	65	970	970	124,160	198,513	3,941,595	4,140,109	4,140,109	4,140,109

101	66	0	0	124,160	205,461	4,300,280	4,505,742	4,505,742	4,550,799
102	67	0	0	124,160	212,652	4,691,606	4,904,258	4,953,301	4,953,301
103	68	0	0	124,160	220,095	5,118,542	5,338,637	5,392,024	5,392,024
104	69	0	0	124,160	227,799	5,584,329	5,812,128	5,870,249	5,870,249
105	70	0	0	124,160	235,772	6,092,503	6,328,275	6,391,558	6,391,558
106	71	0	0	124,160	244,024	6,646,921	6,890,945	6,959,854	6,959,854

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 6 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					-----End of Year-----

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	0	124,160	252,564	7,251,791	7,504,355	7,579,399	7,579,399
108	73	0	0	124,160	261,404	7,911,704	8,173,108	8,254,839	8,254,839
109	74	0	0	124,160	270,553	8,631,669	8,902,222	8,991,244	8,991,244
110	75	0	0	124,160	280,023	9,417,150	9,697,173	9,794,145	9,794,145

111	76	0	0	124,160	289,824	10,274,111	10,563,935	10,669,574	10,669,574
112	77	0	0	124,160	299,967	11,209,055	11,509,023	11,624,113	11,624,113
113	78	0	0	124,160	310,466	12,229,079	12,539,546	12,664,941	12,664,941
114	79	0	0	124,160	321,333	13,341,926	13,663,258	13,799,891	13,799,891
115	80	0	0	124,160	332,579	14,556,041	14,888,620	15,037,506	15,037,506

116	81	0	0	124,160	344,219	15,880,641	16,224,860	16,387,109	16,387,109
117	82	0	0	124,160	356,267	17,325,778	17,682,046	17,858,866	17,858,866
118	83	0	0	124,160	368,737	18,902,424	19,271,162	19,463,872	19,463,872
119	84	0	0	124,160	381,642	20,622,546	21,004,188	21,214,230	21,214,230
120	85	0	0	124,160	395,000	22,499,196	22,894,196	23,123,138	23,123,138

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 7 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	1,940	1,940	12,092	11,903	250,000
38	3	1,940	3,880	14,290	14,168	250,000
39	4	1,940	5,820	16,347	16,257	250,000
40	5	1,940	7,760	18,506	18,466	250,000

41	6	1,940	9,700	20,771	20,749	250,000
42	7	1,940	11,640	23,147	23,137	250,000
43	8	1,940	13,580	25,637	25,637	250,000
44	9	1,940	15,520	28,245	28,245	250,000
45	10	1,940	17,460	30,978	30,978	250,000

46	11	1,940	19,400	33,842	33,842	250,000
47	12	1,940	21,340	36,851	36,851	250,000
48	13	1,940	23,280	40,026	40,026	250,000
49	14	1,940	25,220	43,392	43,392	250,000
50	15	1,940	27,160	46,957	46,957	250,000

51	16	1,940	29,100	50,887	50,887	250,000
52	17	1,940	31,040	55,054	55,054	250,000
53	18	1,940	32,980	59,469	59,469	250,000
54	19	1,940	34,920	64,145	64,145	250,000
55	20	1,940	36,860	69,088	69,088	250,000

56	21	1,940	38,800	74,847	74,847	250,000
57	22	1,940	40,740	80,962	80,962	250,000
58	23	1,940	42,680	87,478	87,478	250,000
59	24	1,940	44,620	94,443	94,443	250,000
60	25	1,940	46,560	101,890	101,890	250,000

61	26	1,940	48,500	109,853	109,853	250,000
62	27	1,940	50,440	118,368	118,368	250,000
63	28	1,940	52,380	127,484	127,484	250,000
64	29	1,940	54,320	137,272	137,272	250,000
65	30	1,940	56,260	147,821	147,821	250,000

66	31	1,940	58,200	159,233	159,233	250,000
67	32	1,940	60,140	171,633	171,633	250,000
68	33	1,940	62,080	185,160	185,160	250,000
69	34	1,940	64,020	199,972	199,972	250,000
70	35	1,940	65,960	216,252	216,252	250,852

71	36	1,940	67,900	233,981	233,981	269,078

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 8 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	1,940	69,840	253,136	253,136	286,044
73	38	1,940	71,780	273,858	273,858	303,982
74	39	1,940	73,720	296,317	296,317	322,986
75	40	1,940	75,660	320,711	320,711	343,161

76	41	1,940	77,600	347,269	347,269	364,632
77	42	1,940	79,540	375,906	375,906	394,702
78	43	1,940	81,480	406,773	406,773	427,112
79	44	1,940	83,420	440,022	440,022	462,023
80	45	1,940	85,360	475,817	475,817	499,608

81	46	1,940	87,300	514,327	514,327	540,043
82	47	1,940	89,240	555,732	555,732	583,519
83	48	1,940	91,180	600,225	600,225	630,236
84	49	1,940	93,120	647,996	647,996	680,396
85	50	1,940	95,060	699,234	699,234	734,195

86	51	1,940	97,000	754,122	754,122	791,828
87	52	1,940	98,940	812,847	812,847	853,490
88	53	1,940	100,880	875,596	875,596	919,376
89	54	1,940	102,820	942,561	942,561	989,689
90	55	1,940	104,760	1,013,941	1,013,941	1,064,638

91	56	1,940	106,700	1,089,971	1,089,971	1,144,470
92	57	1,940	108,640	1,173,336	1,173,336	1,220,269
93	58	1,940	110,580	1,265,189	1,265,189	1,303,145
94	59	1,940	112,520	1,366,920	1,366,920	1,394,259
95	60	1,940	114,460	1,480,217	1,480,217	1,495,019

96	61	1,940	116,400	1,607,139	1,607,139	1,607,139
97	62	1,940	118,340	1,745,063	1,745,063	1,745,063
98	63	1,940	120,280	1,894,952	1,894,952	1,894,952
99	64	1,940	122,220	2,057,856	2,057,856	2,057,856
100	65	1,940	124,160	2,234,918	2,234,918	2,234,918

101	66	0	124,160	2,425,545	2,425,545	2,449,801
102	67	0	124,160	2,632,827	2,659,156	2,659,156
103	68	0	124,160	2,858,227	2,886,809	2,886,809
104	69	0	124,160	3,103,336	3,134,369	3,134,369
105	70	0	124,160	3,369,886	3,403,585	3,403,585

106	71	0	124,160	3,659,762	3,696,359	3,696,359

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 9 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	124,160	3,975,013	4,014,763	4,014,763
108	73	0	124,160	4,317,871	4,361,049	4,361,049
109	74	0	124,160	4,690,760	4,737,668	4,737,668
110	75	0	124,160	5,096,323	5,147,286	5,147,286

111	76	0	124,160	5,537,431	5,592,805	5,592,805
112	77	0	124,160	6,017,208	6,077,380	6,077,380
113	78	0	124,160	6,539,056	6,604,447	6,604,447
114	79	0	124,160	7,106,673	7,177,740	7,177,740
115	80	0	124,160	7,724,084	7,801,325	7,801,325

116	81	0	124,160	8,395,667	8,479,624	8,479,624
117	82	0	124,160	9,126,188	9,217,449	9,217,449
118	83	0	124,160	9,920,828	10,020,036	10,020,036
119	84	0	124,160	10,785,227	10,893,079	10,893,079
120	85	0	124,160	11,725,520	11,842,775	11,842,775

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 10 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (0.00%) Separate Account Rate (0.00% Gross; -0.90% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	1,940	1,940	11,014	10,824	250,000
38	3	1,940	3,880	12,013	11,891	250,000
39	4	1,940	5,820	12,748	12,658	250,000
40	5	1,940	7,760	13,465	13,425	250,000

41	6	1,940	9,700	14,157	14,135	250,000
42	7	1,940	11,640	14,819	14,809	250,000
43	8	1,940	13,580	15,444	15,444	250,000
44	9	1,940	15,520	16,025	16,025	250,000
45	10	1,940	17,460	16,558	16,558	250,000

46	11	1,940	19,400	17,039	17,039	250,000
47	12	1,940	21,340	17,467	17,467	250,000
48	13	1,940	23,280	17,853	17,853	250,000
49	14	1,940	25,220	18,205	18,205	250,000
50	15	1,940	27,160	18,514	18,514	250,000

51	16	1,940	29,100	18,817	18,817	250,000
52	17	1,940	31,040	19,047	19,047	250,000
53	18	1,940	32,980	19,188	19,188	250,000
54	19	1,940	34,920	19,228	19,228	250,000
55	20	1,940	36,860	19,138	19,138	250,000

56	21	1,940	38,800	19,412	19,412	250,000
57	22	1,940	40,740	19,535	19,535	250,000
58	23	1,940	42,680	19,513	19,513	250,000
59	24	1,940	44,620	19,346	19,346	250,000
60	25	1,940	46,560	19,006	19,006	250,000

61	26	1,940	48,500	18,456	18,456	250,000
62	27	1,940	50,440	17,649	17,649	250,000
63	28	1,940	52,380	16,540	16,540	250,000
64	29	1,940	54,320	15,094	15,094	250,000
65	30	1,940	56,260	13,293	13,293	250,000

66	31	1,940	58,200	11,113	11,113	250,000
67	32	1,940	60,140	8,538	8,538	250,000
68	33	1,940	62,080	5,539	5,539	250,000
69	34	1,940	64,020	2,078	2,078	250,000

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 11 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					-----End of Year-----

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	970	970	1,940	906	11,186	12,092	11,903	250,000
38	3	970	970	3,880	1,792	12,499	14,290	14,168	250,000
39	4	970	970	5,820	2,626	13,720	16,347	16,257	250,000
40	5	970	970	7,760	3,449	15,057	18,506	18,466	250,000

41	6	970	970	9,700	4,264	16,507	20,771	20,749	250,000
42	7	970	970	11,640	5,075	18,072	23,147	23,137	250,000
43	8	970	970	13,580	5,884	19,753	25,637	25,637	250,000
44	9	970	970	15,520	6,692	21,553	28,245	28,245	250,000
45	10	970	970	17,460	7,500	23,478	30,978	30,978	250,000

46	11	970	970	19,400	8,309	25,533	33,842	33,842	250,000
47	12	970	970	21,340	9,121	27,730	36,851	36,851	250,000
48	13	970	970	23,280	9,939	30,086	40,026	40,026	250,000
49	14	970	970	25,220	10,769	32,622	43,392	43,392	250,000
50	15	970	970	27,160	11,610	35,347	46,957	46,957	250,000

51	16	970	970	29,100	12,460	38,427	50,887	50,887	250,000
52	17	970	970	31,040	13,319	41,736	55,054	55,054	250,000
53	18	970	970	32,980	14,185	45,284	59,469	59,469	250,000
54	19	970	970	34,920	15,059	49,087	64,145	64,145	250,000
55	20	970	970	36,860	15,937	53,152	69,088	69,088	250,000

56	21	970	970	38,800	16,939	57,908	74,847	74,847	250,000
57	22	970	970	40,740	17,948	63,013	80,962	80,962	250,000
58	23	970	970	42,680	18,970	68,509	87,478	87,478	250,000
59	24	970	970	44,620	20,007	74,436	94,443	94,443	250,000
60	25	970	970	46,560	21,059	80,831	101,890	101,890	250,000

61	26	970	970	48,500	22,127	87,726	109,853	109,853	250,000
62	27	970	970	50,440	23,210	95,158	118,368	118,368	250,000
63	28	970	970	52,380	24,308	103,176	127,484	127,484	250,000
64	29	970	970	54,320	25,428	111,844	137,272	137,272	250,000
65	30	970	970	56,260	26,575	121,245	147,821	147,821	250,000

66	31	970	970	58,200	27,758	131,475	159,233	159,233	250,000
67	32	970	970	60,140	28,984	142,649	171,633	171,633	250,000
68	33	970	970	62,080	30,264	154,896	185,160	185,160	250,000
69	34	970	970	64,020	31,606	168,365	199,972	199,972	250,000
70	35	970	970	65,960	33,022	183,230	216,252	216,252	250,852

71	36	970	970	67,900	34,489	199,492	233,981	233,981	269,078

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 12 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					-----End of Year-----

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	970	970	69,840	35,986	217,150	253,136	253,136	286,044
73	38	970	970	71,780	37,516	236,341	273,858	273,858	303,982
74	39	970	970	73,720	39,085	257,232	296,317	296,317	322,986
75	40	970	970	75,660	40,699	280,013	320,711	320,711	343,161

76	41	970	970	77,600	42,365	304,904	347,269	347,269	364,632
77	42	970	970	79,540	44,052	331,854	375,906	375,906	394,702
78	43	970	970	81,480	45,758	361,015	406,773	406,773	427,112
79	44	970	970	83,420	47,479	392,542	440,022	440,022	462,023
80	45	970	970	85,360	49,215	426,602	475,817	475,817	499,608

81	46	970	970	87,300	50,961	463,366	514,327	514,327	540,043
82	47	970	970	89,240	52,715	503,017	555,732	555,732	583,519
83	48	970	970	91,180	54,474	545,751	600,225	600,225	630,236
84	49	970	970	93,120	56,234	591,762	647,996	647,996	680,396
85	50	970	970	95,060	57,991	641,242	699,234	699,234	734,195

86	51	970	970	97,000	59,740	694,382	754,122	754,122	791,828
87	52	970	970	98,940	61,474	751,373	812,847	812,847	853,490
88	53	970	970	100,880	63,188	812,408	875,596	875,596	919,376
89	54	970	970	102,820	64,877	877,685	942,561	942,561	989,689
90	55	970	970	104,760	66,534	947,406	1,013,941	1,013,941	1,064,638

91	56	970	970	106,700	68,158	1,021,813	1,089,971	1,089,971	1,144,470
92	57	970	970	108,640	69,892	1,103,444	1,173,336	1,173,336	1,220,269
93	58	970	970	110,580	71,760	1,193,429	1,265,189	1,265,189	1,303,145
94	59	970	970	112,520	73,792	1,293,128	1,366,920	1,366,920	1,394,259
95	60	970	970	114,460	76,025	1,404,192	1,480,217	1,480,217	1,495,019

96	61	970	970	116,400	78,498	1,528,642	1,607,139	1,607,139	1,607,139
97	62	970	970	118,310	81,020	1,664,042	1,745,063	1,745,063	1,745,063
98	63	970	970	120,280	83,594	1,811,358	1,894,952	1,894,952	1,894,952
99	64	970	970	122,220	86,219	1,971,637	2,057,856	2,057,856	2,057,856
100	65	970	970	124,160	88,897	2,146,020	2,234,918	2,234,918	2,234,918

101	66	0	0	124,160	90,675	2,334,870	2,425,545	2,425,545	2,449,801
102	67	0	0	124,160	92,489	2,540,339	2,632,827	2,659,156	2,659,156
103	68	0	0	124,160	94,339	2,763,888	2,858,227	2,886,809	2,886,809
104	69	0	0	124,160	96,225	3,007,110	3,103,336	3,134,369	3,134,369
105	70	0	0	124,160	98,150	3,271,736	3,369,886	3,403,585	3,403,585

106	71	0	0	124,160	100,113	3,559,649	3,659,762	3,696,359	3,696,359

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 13 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					-----End of Year-----

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	0	124,160	102,115	3,872,898	3,975,013	4,014,763	4,014,763
108	73	0	0	124,160	104,157	4,213,713	4,317,871	4,361,049	4,361,049
109	74	0	0	124,160	106,241	4,584,520	4,690,760	4,737,668	4,737,668
110	75	0	0	124,160	108,365	4,987,958	5,096,323	5,147,286	5,147,286

111	76	0	0	124,160	110,533	5,426,898	5,537,431	5,592,805	5,592,805
112	77	0	0	124,160	112,743	5,904,465	6,017,208	6,077,380	6,077,380
113	78	0	0	124,160	114,998	6,424,058	6,539,056	6,604,447	6,604,447
114	79	0	0	124,160	117,298	6,989,375	7,106,673	7,177,740	7,177,740
115	80	0	0	124,160	119,644	7,604,440	7,724,084	7,801,325	7,801,325

116	81	0	0	124,160	122,037	8,273,631	8,395,667	8,479,624	8,479,624
117	82	0	0	124,160	124,478	9,001,710	9,126,188	9,217,449	9,217,449
118	83	0	0	124,160	126,967	9,793,860	9,920,828	10,020,036	10,020,036
119	84	0	0	124,160	129,507	10,655,720	10,785,227	10,893,079	10,893,079
120	85	0	0	124,160	132,097	11,593,423	11,725,520	11,842,775	11,842,775

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 14 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger with 100% Allocation to Subaccounts

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Separate Account Rate (0.00% Gross; -0.90% Net) (a)
				----------End of Year----------

Age	End of Year	Cumulative Outlay	Additional Planned Premium(b)	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	1,940	1,940	10,999	10,809	250,000
38	3	1,940	3,880	11,969	11,847	250,000
39	4	1,940	5,820	12,662	12,572	250,000
40	5	1,940	7,760	13,326	13,286	250,000

41	6	1,940	9,700	13,954	13,932	250,000
42	7	1,940	11,640	14,543	14,533	250,000
43	8	1,940	13,580	15,085	15,085	250,000
44	9	1,940	15,520	15,576	15,576	250,000
45	10	1,940	17,460	16,011	16,011	250,000

46	11	1,940	19,400	16,386	16,386	250,000
47	12	1,940	21,340	16,704	16,704	250,000
48	13	1,940	23,280	16,973	16,973	250,000
49	14	1,940	25,220	17,203	17,203	250,000
50	15	1,940	27,160	17,387	17,387	250,000

51	16	1,940	29,100	17,595	17,595	250,000
52	17	1,940	31,040	17,727	17,727	250,000
53	18	1,940	32,980	17,768	17,768	250,000
54	19	1,940	34,920	17,705	17,705	250,000
55	20	1,940	36,860	17,511	17,511	250,000

56	21	1,940	38,800	17,679	17,679	250,000
57	22	1,940	40,740	17,694	17,694	250,000
58	23	1,940	42,680	17,562	17,562	250,000
59	24	1,940	44,620	17,282	17,282	250,000
60	25	1,940	46,560	16,830	16,830	250,000

61	26	1,940	48,500	16,169	16,169	250,000
62	27	1,940	50,440	15,251	15,251	250,000
63	28	1,940	52,380	14,033	14,033	250,000
64	29	1,940	54,320	12,483	12,483	250,000
65	30	1,940	56,260	10,583	10,583	250,000

66	31	1,940	58,200	8,311	8,311	250,000
67	32	1,940	60,140	5,655	5,655	250,000
68	33	1,940	62,080	2,586	2,586	250,000

This ledger assumes all net premiums are allocated to the Separate Account regardless of whether net premiums are allocated to the Fixed Account.

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 15 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator Focus SM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

(a) The hypothetical gross rates of return are reduced by the weighted average of the annual management fees and expenses of all the subaccounts selected. The current mortality and expense risk charge is 0.75% in Policy years 1-15. We may reduce this charge to 0.00% in Policy years 16+ but we do not guarantee that we will do so. The guaranteed mortality and expense risk charge is 0.75% in Policy years 1-15 and 0.30% in Policy years 16+. An approximation of these charges is reflected in both the current and guaranteed charges ledgers.

The selected subaccount annual management fees and expenses used to determine the weighted average as of December 31, 2010 are:

Subaccount	Subaccount Allocation Percentage	Total Subaccount Management Fees and Expenses
Transamerica AEGON Active Asset Allocation - Conservative VP	0.00%	0.73%
Transamerica AEGON Active Asset Allocation - Moderate Growth VP	0.00%	0.74%
Transamerica AEGON Active Asset Allocation - Moderate VP	0.00%	0.74%
Transamerica AEGON High Yield Bond VP	0.65%	0.73%
Transamerica AEGON Money Market VP	1.98%	0.40%
Transamerica AEGON U.S. Government Securities VP	0.43%	0.61%
Transamerica AllianceBernstein Dynamic Allocation VP	0.12%	1.05%
Transamerica Asset Allocation - Conservative VP	1.57%	0.85%
Transamerica Asset Allocation - Growth VP	9.38%	1.04%
Transamerica Asset Allocation - Moderate Growth VP	10.59%	0.95%
Transamerica Asset Allocation - Moderate VP	3.23%	0.90%
Transamerica BlackRock Global Allocation VP	0.00%	0.83%
Transamerica BlackRock Large Cap Value VP	2.07%	0.79%
Transamerica BlackRock Tactical Allocation VP	0.00%	0.93%
Transamerica Clarion Global Real Estate Securities VP	1.59%	0.90%
Transamerica Efficient Markets VP	0.01%	0.75%
Transamerica Foxhall Emerging Markets/Pacific RIM VP	0.57%	1.39%
Transamerica Foxhall Global Commodities & Hard Assets VP	0.34%	1.48%
Transamerica Foxhall Global Conservative VP	0.07%	1.21%
Transamerica Foxhall Global Growth VP	0.61%	1.37%
Transamerica Hanlon Balanced VP	0.38%	1.33%
Transamerica Hanlon Growth and Income VP	0.34%	1.34%
Transamerica Hanlon Growth VP	0.50%	1.34%
Transamerica Hanlon Managed Income VP	1.00%	1.24%
Transamerica Index 50 VP	0.01%	0.50%
Transamerica Index 75 VP	0.04%	0.46%
Transamerica International Moderate Growth VP	0.38%	1.05%
Transamerica Jennison Growth VP	0.37%	0.79%
Transamerica JPMorgan Core Bond VP	1.97%	0.57%
Transamerica JPMorgan Enhanced Index VP	0.07%	0.84%
Transamerica JPMorgan Tactical Allocation VP	2.10%	0.91%
Transamerica MFS International Equity VP	1.56%	1.05%
Transamerica Morgan Stanley Capital Growth VP	1.14%	0.90%
Transamerica Morgan Stanley Growth Opportunities VP	2.17%	0.87%
Transamerica Morgan Stanley Mid-Cap Growth VP	11.14%	0.90%
Transamerica Multi-Managed Balanced VP	4.10%	0.83%
Transamerica Multi Managed Large Cap Core VP	0.09%	0.84%
Transamerica PIMCO Total Return VP	1.08%	0.69%
Transamerica Systematic Small/Mid Cap Value VP	1.29%	0.86%
Transamerica T. Rowe Price Small Cap VP	0.98%	0.84%
Transamerica Third Avenue Value VP	2.65%	0.90%
Transamerica WMC Diversified Equity VP	7.66%	0.83%
Transamerica WMC Diversified Growth VP	21.52%	0.78%

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 16 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

ProFund VP Asia 30	0.22%	1.68%
ProFund VP Basic Materials	0.29%	1.68%
ProFund VP Bull	0.31%	1.68%
ProFund VP Consumer Services	0.03%	1.68%
ProFund VP Emerging Markets	0.67%	1.68%
ProFund VP Europe 30	0.01%	1.68%
ProFund VP Falling U.S. Dollar	0.02%	1.68%
ProFund VP Financials	0.07%	1.68%
ProFund VP International	0.27%	1.68%
ProFund VP Japan	0.01%	1.68%
ProFund VP Mid-Cap	0.10%	1.68%
ProFund VP Money Market	0.46%	1.35%
ProFund VP NASDAQ-100	0.13%	1.68%
ProFund VP Oil & Gas	0.19%	1.68%
ProFund VP Pharmaceuticals	0.02%	1.68%
ProFund VP Precious Metals	0.39%	1.68%
ProFund VP Short Emerging Markets	0.01%	1.68%
ProFund VP Short International	0.02%	1.68%
ProFund VP Short NASDAQ-100	0.02%	1.68%
ProFund VP Short Small-Cap	0.05%	1.68%
ProFund VP Small-Cap	0.04%	1.68%
ProFund VP Small-Cap Value	0.02%	1.68%
ProFund VP Telecommunications	0.01%	1.68%
ProFund VP U.S. Government Plus	0.12%	1.38%
ProFund VP UltraSmall-Cap	0.26%	1.68%
ProFund VP Utilities	0.05%	1.68%
Fidelity VIP Index 500 Portfolio	0.33%	0.35%
Access VP High Yield Fund	0.07%	1.68%
AllianceBernstein Balanced Wealth Strategy Portfolio	0.02%	0.93%
Franklin Templeton VIP Founding Funds Allocation Fund	0.02%	1.12%

(b) The Additional Planned Premium column does not include premiums paid up to the illustration date. The Additional Planned Premiums shown include any scheduled premiums obtained through information you provided for the illustration. All illustrated values and benefits are shown as of the end of each Policy Year. Values and premiums are rounded to the nearest dollar.

This Illustration assumes all net premiums (premiums, less any premium expense charges) are allocated among the Fixed Account and/or the variable subaccounts of the Separate Account. Cash values are illustrated after Monthly Deductions, as noted below. The Net Surrender Value illustrated is the Cash Value, less any applicable surrender charges and loans.

The current charges illustration reflects current charges, and the guaranteed charges illustration reflects guaranteed charges. These charges are:

—	A mortality and expense risk charge assessed against each subaccount:
¡	Current:
¡	0.75% in policy years 1-15
¡	0.00% thereafter
¡	Guaranteed:
¡	0.75% in Policy years 1-15
¡	0.30% thereafter

—	The current and guaranteed premium expense charge (on all premium payments):
¡	0.00% in Policy year 1

LD18233-2-05/11-IF		Issue State: FL
May 2, 2011 4:18:10 PM	Page 17 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

¡	3.00% thereafter

—	Monthly Deductions for:
¡	The cost of insurance
¡	The monthly Policy charge:
¡	Current:
☐	$10.00 per month through age 99
☐	$0.00 per month thereafter
¡	Guaranteed:
☐	$12.00 per month through age 99
☐	$0.00 per month thereafter
¡	The monthly per unit charge (a charge per $1,000 of specified amount for the first 8 Policy years and the first 8 years after any specified amount increase; guaranteed to stop after 20 years)
¡	Any riders illustrated.

—	A pro rata charge upon a decrease in the Specified Amount during the first 8 Policy years and during the first 8 years after any increase, on the effective date of the decrease.

—	A surrender charge per $1,000 of specified amount is applied to a full surrender in the first 8 Policy years and 8 years from the date of any specified amount increase.

The current interest rate for net premiums applied to the Fixed Account after 9/1/10 is 3.50% and is subject to change. The previous rate of 4.10% applies to existing cash value in the Fixed Account until the next anniversary of each premium. The guaranteed minimum interest rate is 2.00%.

Based on actual premium payments, the Minimum No Lapse Guarantee is no longer in effect. Without the payment of additional premiums, the policy may lapse in the years shown based primarily on activities illustrated and the following assumptions:

—	At a 0.00% Gross (-0.90% Net) Rate of Return and Guaranteed Charges, the policy may lapse in Policy year 35.

(c) Rider(s) Illustrated: None

At a 0.00% Gross (-0.90% Net) Kate of Return and Guaranteed Charges, the polio may lapse in Policy year 35.

Actual rates of return may be more or less than those shown, and will depend upon a number of factors, including the actual premiums paid by the Policy Owner and the actual investment returns of the subaccounts selected. This illustration uses hypothetical rates of return over all years for the Separate Account. No representations are made by Western Reserve Life or the Funds, that the hypothetical rates of return can be achieved during any one year or sustained over any period of time.

Information regarding a Modified Endowment Contract:

Amounts withdrawn or borrowed from a Modified Endowment Contract (“MEC”), or the pledge of a MEC, prior to the death of the Insured will be taxable to the extent of any gain in the contract. In addition, if the owner is not yet 591/2 or if the owner is not an individual (such as a trust, for example), the taxable amounts may be subject to a 10% penalty tax. Under the Federal Income Tax Law, a life insurance contract becomes a MEC when actual premiums paid exceed a specified 7-Pay premium limit applicable initially for the first seven policy years and may also become a MEC when there are certain changes to policy benefits. New 7-Pay premium limits for succeeding seven-year periods may be established for the policy as a result of certain changes in policy terms or benefits. All MEC’s issued by Western Reserve Life and its affiliates to the same owner during any calendar year will be treated as one MEC. If there is an IRC Section 1035 Exchange of a life insurance contract that is not a MEC for another life insurance contract, a certain portion of the cash value exchanged will apply annually towards the annual 7-Pay premium limit of the new policy in determining whether the new contract is a MEC. If the original policy was a MEC, the new policy received in exchange will also be a MEC. You should consult with and rely on your qualified tax advisor as to the implications of any withdrawal, loan, surrender, pledge, exchange or collateral assignment of a life insurance policy.

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May 2, 2011 4:18:10 PM	Page 18 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

Based on the premium payments and activities illustrated, this policy will not become a Modified Endowment Contract (“MEC”).

Target: Used for administrative purposes.

Guideline Premium Test: Under the Federal Income Tax Law, the Guideline Level Premium (GL Annual) is the maximum level annual Premium that can be paid into the policy on an annual basis and still have it qualify as a life insurance contract. The Guideline Single Premium (GL Single) is the maximum single Premium that can be paid into the policy at issue and still have it qualify as a life insurance contract. Premiums paid into the policy at any date can never exceed the greater of the Guideline Single Premium or the sum of the Guideline Level Premiums to such date. Guideline premium limits for the policy may change as a result of changes in policy terms or benefits.

To ensure compliance with federal income tax law, Western Reserve Life will monitor the level of death benefit and premiums, and reserves the right to adjust the death benefit and limit or refund any amount of premium, to preserve the qualification of the policy as a life insurance contract for federal income tax purposes.

Western Reserve Life and its agents cannot give tax, legal or accounting advice. Please consult your attomey, accountant or personal tax advisor. For information about the taxation of life insurance policies, please refer to the prospectus.

LD18233-2-05/11-IF		Issue State: FL
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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator FocusSM Variable Universal Life

Insurance In Force Illustration

Policy Summary

Primary Insured: Insured Name	Annual Premium: $1,940.00
Male Preferred Elite	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

Coverage	Amount	Issue Date	Mature Date	Issue Age	Curr Age	Gender	Risk Class	Table Rating	Flat Extra	Flat Extra Expire Date
Base	$250,000.00	05/02/2011	05/02/2096	35	36	Male	Preferred Elite	None	$0.00	05/02/2011

Rider(s) Illustrated: None

		This column shows current policy data as of the date of the illustration.	This column shows policy data assuming potential changes and as illustrated In the preceding ledgers.
DEFRA/TAMRA/MAP Guidelines	Guideline Annual Premium	$10,000.00	$10,000.00
	Guideline Single Premium	$100,000.00	$100,000.00
	Additional DEFRA Allowable	$100,000.00	$100,000.00
	7-Pay Premium	$15,000.00	$15,000.00
	Additional TAMRA Allowable	$30,000.00	$30,000.00
	Target Premium	$2,000.00	$2,000.00
	Minimum Annual Premium (MAP)	$2,000.00	$2,000.00
	MAP Accumulation	$4,000.00	$4,000.00

Policy Values and Benefits	Death Benefit without Riders	$250,000.00	$250,000.00
	Net Amount at Risk	$240,000.00	$240,000.00
	Cash Value	$10,000.00	$10,000.00
	Surrender Charge	$250.00	$250.00
	Cash Surrender Value	$9,750.00	$9,750.00
	Cost Basis	$0.00	$0.00
	Gain/Loss	$10,000.00	$10,000.00
	Loan Payoff	$0.00	$0.00
	Total Withdrawals	$0.00	$0.00
	Dump-In Premium	N/A	$0.00
	Gross T ransfer	$0.00	$0.00
	Net Transfer	$0.00	$0.00

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May 2, 2011 4:18:10 PM	Page 20 of 20	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

Home Office: Columbus, Ohio

Distributor: Transamerica Capital, Inc., Member FINRA

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Policy Form VL11

Designed for

Policy Owner

Policy Number

0123456789

Registered Representative

Agent Name

Illustration as of: May 2, 2012

This hypothetical illustration shows how the selected death benefit option, specified amount, cost of insurance rates, hypothetical rates of return, withdrawals and loans affect death benefit levels, cash and surrender values. This illustration may reflect subaccounts you are considering which may have higher or lower expenses than the subaccounts you currently have.

This is an illustration only and not an offer, contract, prediction or projection of future investment results or policy performance. Coverage is subject to the terms and conditions of the policy. This illustration is not valid without all 18 pages.

Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group Policy. The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. All state specific Policy features will be described in your Policy.

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 1 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	2,010	2,010	11,522	11,522	250,000
38	3	2,010	4,020	13,115	13,115	250,000
39	4	2,010	6,030	14,790	14,790	250,000
40	5	2,010	8,040	16,558	16,558	250,000

41	6	2,010	10,050	18,424	18,424	250,000
42	7	2,010	12,060	20,398	20,398	250,000
43	8	2,010	14,070	22,485	22,485	250,000
44	9	2,010	16,080	25,877	25,877	250,000
45	10	2,010	18,090	29,483	29,483	250,000

46	11	2,010	20,100	33,317	33,317	250,000
47	12	2,010	22,110	37,394	37,394	250,000
48	13	2,010	24,120	41,734	41,734	250,000
49	14	2,010	26,130	46,357	46,357	250,000
50	15	2,010	28,140	51,280	51,280	250,000

51	16	2,010	30,150	56,807	56,807	250,000
52	17	2,010	32,160	62,742	62,742	250,000
53	18	2,010	34,170	69,112	69,112	250,000
54	19	2,010	36,180	75,951	75,951	250,000
55	20	2,010	38,190	83,294	83,294	250,000

56	21	2,010	40,200	91,187	91,187	250,000
57	22	2,010	42,210	99,675	99,675	250,000
58	23	2,010	44,220	108,820	108,820	250,000
59	24	2,010	46,230	118,685	118,685	250,000
60	25	2,010	48,240	129,335	129,335	250,000

61	26	2,010	50,250	140,831	140,831	250,000
62	27	2,010	52,260	153,274	153,274	250,000
63	28	2,010	54,270	166,758	166,758	250,000
64	29	2,010	56,280	181,389	181,389	250,000
65	30	2,010	58,290	197,283	197,283	250,000

66	31	2,010	60,300	214,565	214,565	257,479
67	32	2,010	62,310	233,282	233,282	277,606
68	33	2,010	64,320	253,530	253,530	299,166
69	34	2,010	66,330	275,437	275,437	322,261
70	35	2,010	68,340	299,138	299,138	347,000

71	36	2,010	70,350	324,786	324,786	373,504

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 2 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	2,010	72,360	352,592	352,592	398,429
73	38	2,010	74,370	382,763	382,763	424,867
74	39	2,010	76,380	415,525	415,525	452,922
75	40	2,010	78,390	451,130	451,130	482,709

76	41	2,010	80,400	489,862	489,862	514,355
77	42	2,010	82,410	531,857	531,857	558,450
78	43	2,010	84,420	577,390	577,390	606,259
79	44	2,010	86,430	626,757	626,757	658,094
80	45	2,010	88,440	680,278	680,278	714,292

81	46	2,010	90,450	738,299	738,299	775,214
82	47	2,010	92,460	801,200	801,200	841,260
83	48	2,010	94,470	869,386	869,386	912,855
84	49	2,010	96,480	943,290	943,290	990,455
85	50	2,010	98,490	1,023,386	1,023,386	1,074,555

86	51	2,010	100,500	1,110,187	1,110,187	1,165,696
87	52	2,010	102,510	1,204,251	1,204,251	1,264,464
88	53	2,010	104,520	1,306,175	1,306,175	1,371,484
89	54	2,010	106,530	1,416,601	1,416,601	1,487,431
90	55	2,010	108,540	1,536,222	1,536,222	1,613,033

91	56	2,010	110,550	1,665,780	1,665,780	1,749,069
92	57	2,010	112,560	1,807,180	1,807,180	1,879,467
93	58	2,010	114,570	l,961,718	1,961,718	2,020,569
94	59	2,010	116,580	2,130,876	2,130,876	2,173,494
95	60	2,010	118,590	2,316,352	2,316,352	2,339,516

96	61	2,010	120,600	2,520,107	2,520,107	2,520,107
97	62	2,010	122,610	2,742,034	2,742,034	2,742,034
98	63	2,010	124,620	2,983,772	2,983,772	2,983,772
99	64	2,010	126,630	3,247,111	3,247,111	3,247,111
100	65	2,010	128,640	3,534,004	3,534,004	3,534,004

101	66	0	128,640	3,844,632	3,844,632	3,883,079
102	67	0	128,640	4,183,144	4,183,144	4,224,975
103	68	0	128,640	4,552,063	4,552,063	4,597,583
104	69	0	128,640	4,954,142	4,954,142	5,003,683
105	70	0	128,640	5,392,385	5,392,385	5,446,309

106	71	0	128,640	5,870,067	5,870,067	5,928,768

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 3 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Current Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	128,640	6,390,763	6,390,763	6,454,670
108	73	0	128,640	6,958,370	6,958,370	7,027,954
109	74	0	128,640	7,577,141	7,577,141	7,652,913
110	75	0	128,640	8,251,715	8,251,715	8,334,232

111	76	0	128,640	8,987,152	8,987,152	9,077,023
112	77	0	128,640	9,788,972	9,788,972	9,886,862
113	78	0	128,640	10,663,198	10,663,198	10,769,830
114	79	0	128,640	11,616,398	11,616,398	11,732,562
115	80	0	128,640	12,655,739	12,655,739	12,782,297

116	81	0	128,640	13,789,039	13,789,039	13,926,930
117	82	0	128,640	15,024,826	15,024,826	15,175,075
118	83	0	128,640	16,372,405	16,372,405	16,536,129
119	84	0	128,640	17,841,924	17,841,924	18,020,342
120	85	0	128,640	19,444,456	19,444,456	19,638,900

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 4 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	1,005	1,005	2,010	901	10,621	11,522	11,522	250,000
38	3	1,005	1,005	4,020	1,756	11,360	13,115	13,115	250,000
39	4	1,005	1,005	6,030	2,582	12,209	14,790	14,790	250,000
40	5	1,005	1,005	8,040	3,393	13,165	16,558	16,558	250,000

41	6	1,005	1,005	10,050	4,198	14,226	18,424	18,424	250,000
42	7	1,005	1,005	12,060	5,004	15,394	20,398	20,398	250,000
43	8	1,005	1,005	14,070	5,816	16,669	22,485	22,485	250,000
44	9	1,005	1,005	16,080	6,956	18,921	25,877	25,877	250,000
45	10	1,005	1,005	18,090	8,131	21,352	29,483	29,483	250,000

46	11	1,005	1,005	20,100	9,341	23,976	33,317	33,317	250,000
47	12	1,005	1,005	22,110	10,587	26,807	37,394	37,394	250,000
48	13	1,005	1,005	24,120	11,871	29,862	41,734	41,734	250,000
49	14	1,005	1,005	26,130	13,196	33,161	46,357	46,357	250,000
50	15	1,005	1,005	28,140	14,561	36,719	51,280	51,280	250,000

51	16	1,005	1,005	30,150	15,968	40,839	56,807	56,807	250,000
52	17	1,005	1,005	32,160	17,421	45,320	62,742	62,742	250,000
53	18	1,005	1,005	34,170	18,921	50,192	69,112	69,112	250,000
54	19	1,005	1,005	36,180	20,467	55,484	75,951	75,951	250,000
55	20	1,005	1,005	38,190	22,062	61,232	83,294	83,294	250,000

56	21	1,005	1,005	40,200	23,706	67,480	91,187	91,187	250,000
57	22	1,005	1,005	42,210	25,404	74,271	99,675	99,675	250,000
58	23	1,005	1,005	44,220	27,158	81,662	108,820	108,820	250,000
59	24	1,005	1,005	46,230	28,974	89,711	118,685	118,685	250,000
60	25	1,005	1,005	48,240	30,854	98,481	129,335	129,335	250,000

61	26	1,005	1,005	50,250	32,799	108,032	140,831	140,831	250,000
62	27	1,005	1,005	52,260	34,818	118,456	153,274	153,274	250,000
63	28	1,005	1,005	54,270	36,916	129,842	166,758	166,758	250,000
64	29	1,005	1,005	56,280	39,098	142,291	181,389	181,389	250,000
65	30	1,005	1,005	58,290	41,372	155,911	197,283	197,283	250,000

66	31	1,005	1,005	60,300	43,742	170,823	214,565	214,565	257,479
67	32	1,005	1,005	62,310	46,197	187,086	233,282	233,282	277,606
68	33	1,005	1,005	64,320	48,733	204,797	253,530	253,530	299,166
69	34	1,005	1,005	66,330	51,353	224,084	275,437	275,437	322,261
70	35	1,005	1,005	68,340	54,058	245,080	299,138	299,138	347,000

71	36	1,005	1,005	70,350	56,851	267,935	324,786	324,786	373,504

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 5 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	1,005	1,005	72,360	59,742	292,851	352,592	352,592	398,429
73	38	1,005	1,005	74,370	62,736	320,027	382,763	382,763	424,867
74	39	1,005	1,005	76,380	65,841	349,683	415,525	415,525	452,922
75	40	1,005	1,005	78,390	69,064	382,065	451,130	451,130	482,709

76	41	1,005	1,005	80,400	72,413	417,449	489,862	489,862	514,355
77	42	1,005	1,005	82,410	75,871	455,986	531,857	531,857	558,450
78	43	1,005	1,005	84,420	79,440	497,949	577,390	577,390	606,259
79	44	1,005	1,005	86,430	83,124	543,633	626,757	626,757	658,094
80	45	1,005	1,005	88,440	86,923	593,355	680,278	680,278	714,292

81	46	1,005	1,005	90,450	90,841	647,459	738,299	738,299	775,214
82	47	1,005	1,005	92,460	94,879	706,321	801,200	801,200	841,260
83	48	1,005	1,005	94,470	99,040	770,346	869,386	869,386	912,855
84	49	1,005	1,005	96,480	103,325	839,966	943,290	943,290	990,455
85	50	1,005	1,005	98,490	107,736	915,649	1,023,386	1,023,386	1,074,555

86	51	1,005	1,005	100,500	112,277	997,910	1,110,187	1,110,187	1,165,696
87	52	1,005	1,005	102,510	116,949	1,087,302	1,204,251	1,204,251	1,264,464
88	53	1,005	1,005	104,520	121,754	1,184,421	1,306,175	1,306,175	1,371,484
89	54	1,005	1,005	106,530	126,695	1,289,906	1,416,601	1,416,601	1,487,431
90	55	1,005	1,005	108,540	131,772	1,404,450	1,536,222	1,536,222	1,613,033

91	56	1,005	1,005	110,550	136,987	1,528,793	1,665,780	1,665,780	1,749,069
92	57	1,005	1,005	112,560	142,429	1,664,750	1,807,180	1,807,180	1,879,467
93	58	1,005	1,005	114,570	148,121	1,813,597	1,961,718	1,961,718	2,020,569
94	59	1,005	1,005	116,580	154,087	1,976,789	2,130,876	2,130,876	2,173,494
95	60	1,005	1,005	118,590	160,359	2,155,993	2,316,352	2,316,352	2,339,516

96	61	1,005	1,005	120,600	166,973	2,353,135	2,520,107	2,520,107	2,520,107
97	62	1,005	1,005	122,610	173,818	2,568,216	2,742,034	2,742,034	2,742,034
98	63	1,005	1,005	124,620	180,903	2,802,869	2,983,772	2,983,772	2,983,772
99	64	1,005	1,005	126,630	188,236	3,058,875	3,247,111	3,247,111	3,247,111
100	65	1,005	1,005	128,640	195,827	3,338,178	3,534,004	3,534,004	3,534,004

101	66	0	0	128,640	202,681	3,641,952	3,844,632	3,844,632	3,883,079
102	67	0	0	128,640	209,774	3,973,369	4,183,144	4,183,144	4,224,975
103	68	0	0	128,640	217,116	4,334,946	4,552,063	4,552,063	4,597,583
104	69	0	0	128,640	224,716	4,729,426	4,954,142	4,954,142	5,003,683
105	70	0	0	128,640	232,581	5,159,804	5,392,385	5,392,385	5,446,309

106	71	0	0	128,640	240,721	5,629,346	5,870,067	5,870,067	5,928,768

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 6 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Current Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (3.50%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
107	72	0	0	128,640	249,146	6,141,617	6,390,763	6,390,763	6,454,670
108	73	0	0	128,640	257,866	6,700,504	6,958,370	6,958,370	7,027,954
109	74	0	0	128,640	266,892	7,310,250	7,577,141	7,577,141	7,652,913
110	75	0	0	128,640	276,233	7,975,482	8,251,715	8,251,715	8,334,232

111	76	0	0	128,640	285,901	8,701,251	8,987,152	8,987,152	9,077,023
112	77	0	0	128,640	295,907	9,493,065	9,788,972	9,788,372	9,886,862
113	78	0	0	128,640	306,264	10,356,934	10,663,198	10,663,198	10,769,830
114	79	0	0	128,640	316,983	11,299,415	11,616,398	11,616,398	11,732,562
115	80	0	0	128,640	328,078	12,327,661	12,655,739	12,655,739	12,782,297

116	81	0	0	128,640	339,561	13,449,479	13,789,039	13,789,039	13,926,930
117	82	0	0	128,640	351,445	14,673,381	15,024,826	15,024,826	15,175,075
118	83	0	0	128,640	363,746	16,008,659	16,372,405	16,372,405	16,536,129
119	84	0	0	128,640	376,477	17,465,446	17,841,924	17,841,924	18,020,342
120	85	0	0	128,640	389,654	19,054,802	19,444,456	19,444,456	19,638,900

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 7 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	2,010	2,010	11,222	11,222	250,000
38	3	2,010	4,020	12,477	12,477	250,000
39	4	2,010	6,030	13,766	13,766	250,000
40	5	2,010	8,040	15,095	15,095	250,000

41	6	2,010	10,050	16,464	16,464	250,000
42	7	2,010	12,060	17,872	17,872	250,000
43	8	2,010	14,070	19,318	19,318	250,000
44	9	2,010	16,080	20,798	20,798	250,000
45	10	2,010	18,090	22,309	22,309	250,000

46	11	2,010	20,100	23,855	23,855	250,000
47	12	2,010	22,110	25,440	25,440	250,000
48	13	2,010	24,120	27,076	27,076	250,000
49	14	2,010	26,130	28,781	28,781	250,000
50	15	2,010	28,140	30,551	30,551	250,000

51	16	2,010	30,150	32,479	32,479	250,000
52	17	2,010	32,160	34,470	34,470	250,000
53	18	2,010	34,170	36,512	36,512	250,000
54	19	2,010	36,180	38,597	38,597	250,000
55	20	2,010	38,190	40,708	40,708	250,000

56	21	2,010	40,200	42,836	42,836	250,000
57	22	2,010	42,210	44,976	44,976	250,000
58	23	2,010	44,220	47,145	47,145	250,000
59	24	2,010	46,230	49,351	49,351	250,000
60	25	2,010	48,240	51,581	51,581	250,000

61	26	2,010	50,250	53,801	53,801	250,000
62	27	2,010	52,260	55,976	55,976	250,000
63	28	2,010	54,270	58,066	58,066	250,000
64	29	2,010	56,280	60,054	60,054	250,000
65	30	2,010	58,290	61,922	61,922	250,000

66	31	2,010	60,300	63,658	63,658	250,000
67	32	2,010	62,310	65,255	65,255	250,000
68	33	2,010	64,320	66,694	66,694	250,000
69	34	2,010	66,330	67,947	67,947	250,000
70	35	2,010	68,340	68,970	68,970	250,000

71	36	2,010	70,350	69,686	69,686	250,000

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 8 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	2,010	72,360	69,971	69,971	250,000
73	38	2,010	74,370	69,692	69,692	250,000
74	39	2,010	76,380	68,757	68,757	250,000
75	40	2,010	78,390	67,034	67,034	250,000

76	41	2,010	80,400	64,348	64,348	250,000
77	42	2,010	82,410	60,456	60,456	250,000
78	43	2,010	84,420	55,016	55,016	250,000
79	44	2,010	86,430	47,584	47,584	250,000
80	45	2,010	88,440	37,625	37,625	250,000

81	46	2,010	90,450	24,439	24,439	250,000
82	47	2,010	92,460	7,148	7,148	250,000

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 9 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Fixed Value Interest Rate (0.00%) Separate Account Rate (0.00% Gross; -0.90% Net) (a)
				----------End of Year----------

Age	End of Year	Additional Planned Premium(b)	Cumulative Outlay	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	2,010	2,010	10,185	10,185	250,000
38	3	2,010	4,020	10,361	10,361	250,000
39	4	2,010	6,030	10,522	10,522	250,000
40	5	2,010	8,040	10,667	10,667	250,000

41	6	2,010	10,050	10,787	10,787	250,000
42	7	2,010	12,060	10,877	10,877	250,000
43	8	2,010	14,070	10,929	10,929	250,000
44	9	2,010	16,080	10,933	10,933	250,000
45	10	2,010	18,090	10,883	10,883	250,000

46	11	2,010	20,100	10,777	10,777	250,000
47	12	2,010	22,110	10,613	10,613	250,000
48	13	2,010	24,120	10,400	10,400	250,000
49	14	2,010	26,130	10,150	10,150	250,000
50	15	2,010	28,140	9,851	9,851	250,000

51	16	2,010	30,150	9,515	9,515	250,000
52	17	2,010	32,160	9,097	9,097	250,000
53	18	2,010	34,170	8,574	8,574	250,000
54	19	2,010	36,180	7,931	7,931	250,000
55	20	2,010	38,190	7,139	7,139	250,000

56	21	2,010	40,200	6,180	6,180	250,000
57	22	2,010	42,210	5,041	5,041	250,000
58	23	2,010	44,220	3,732	3,732	250,000
59	24	2,010	46,230	2,253	2,253	250,000
60	25	2,010	48,240	574	574	250,000

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 10 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	1,005	1,005	2,010	866	10,356	11,222	11,222	250,000
38	3	1,005	1,005	4,020	1,655	10,822	12,477	12,477	250,000
39	4	1,005	1,005	6,030	2,388	11,378	13,766	13,766	250,000
40	5	1,005	1,005	8,040	3,079	12,016	15,095	15,095	250,000

41	6	1,005	1,005	10,050	3,739	12,725	16,464	16,464	250,000
42	7	1,005	1,005	12,060	4,373	13,500	17,872	17,872	250,000
43	8	1,005	1,005	14,070	4,985	14,333	19,318	19,318	250,000
44	9	1,005	1,005	16,080	5,578	15,220	20,798	20,798	250,000
45	10	1,005	1,005	18,090	6,154	16,155	22,309	22,309	250,000

46	11	1,005	1,005	20,100	6,715	17,140	23,855	23,855	250,000
47	12	1,005	1,005	22,110	7,264	18,176	25,440	25,440	250,000
48	13	1,005	1,005	24,120	7,805	19,271	27,076	27,076	250,000
49	14	1,005	1,005	26,130	8,343	20,438	28,781	28,781	250,000
50	15	1,005	1,005	28,140	8,878	21,672	30,551	30,551	250,000

51	16	1,005	1,005	30,150	9,410	23,069	32,479	32,479	250,000
52	17	1,005	1,005	32,160	9,934	24,536	34,470	34,470	250,000
53	18	1,005	1,005	34,170	10,449	26,063	36,512	36,512	250,000
54	19	1,005	1,005	36,180	10,951	27,646	38,597	38,597	250,000
55	20	1,005	1,005	38,190	11,435	29,273	40,708	40,708	250,000

56	21	1,005	1,005	40,200	11,899	30,936	42,836	42,836	250,000
57	22	1,005	1,005	42,210	12,343	32,633	44,976	44,976	250,000
58	23	1,005	1,005	44,220	12,770	34,375	47,145	47,145	250,000
59	24	1,005	1,005	46,230	13,181	36,168	49,351	49,351	250,000
60	25	1,005	1,005	48,240	13,580	38,000	51,581	51,581	250,000

61	26	1,005	1,005	50,250	13,952	39,850	53,801	53,801	250,000
62	27	1,005	1,005	52,260	14,289	41,686	55,976	55,976	250,000
63	28	1,005	1,005	54,270	14,585	43,481	58,066	58,066	250,000
64	29	1,005	1,005	56,280	14,837	45,217	60,054	60,054	250,000
65	30	1,005	1,005	58,290	15,044	46,878	61,922	61,922	250,000

66	31	1,005	1,005	60,300	15,206	48,452	63,658	63,658	250,000
67	32	1,005	1,005	62,310	15,324	49,931	65,255	65,255	250,000
68	33	1,005	1,005	64,320	15,398	51,296	66,694	66,694	250,000
69	34	1,005	1,005	66,330	15,423	52,524	67,947	67,947	250,000
70	35	1,005	1,005	68,340	15,395	53,575	68,970	68,970	250,000

71	36	1,005	1,005	70,350	15,301	54,385	69,686	69,686	250,000

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 11 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Detail Ledger

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

					Hypothetical Rates Fixed Value Interest Rate (2.00%) Separate Account Rate (10.00% Gross; 9.10% Net) (a)
					----------End of Year----------

Age	End of Year	Additional Fixed Planned Premium(b)	Additional Separate Account Planned Premium(b)	Cumulative Outlay	Fixed Value	Separate Account Value	Total Cash Value	Net Surrender Value	Death Benefit Proceeds
72	37	1,005	1,005	72,360	15,118	54,852	69,971	69,971	250,000
73	38	1,005	1,005	74,370	14,827	54,865	69,692	69,692	250,000
74	39	1,005	1,005	76,380	14,417	54,340	68,757	68,757	250,000
75	40	1,005	1,005	78,390	13,869	53,165	67,034	67,034	250,000

76	41	1,005	1,005	80,400	13,158	51,190	64,348	64,348	250,000
77	42	1,005	1,005	82,410	12,245	48,211	60,456	60,456	250,000
78	43	1,005	1,005	84,420	11,073	43,943	55,016	55,016	250,000
79	44	1,005	1,005	86,430	9,561	38,023	47,584	47,584	250,000
80	45	1,005	1,005	88,440	7,604	30,021	37,625	37,625	250,000

81	46	1,005	1,005	90,450	5,035	19,404	24,439	24,439	250,000
82	47	1,005	1,005	92,460	1,548	5,600	7,148	7,148	250,000

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 12 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Guaranteed Charges Ledger with 100% Allocation to Subaccounts

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

				Hypothetical Rates Separate Account Rate (0.00% Gross; -0.90% Net) (a)
				----------End of Year----------

Age	End of Year	Cumulative Outlay	Additional Planned Premium(b)	Cash Value	Net Surrender Value	Death Benefit Proceeds
37	2	2,010	2,010	10,170	10,170	250,000
38	3	2,010	4,020	10,318	10,318	250,000
39	4	2,010	6,030	10,441	10,441	250,000
40	5	2,010	8,040	10,538	10,538	250,000

41	6	2,010	10,050	10,603	10,603	250,000
42	7	2,010	12,060	10,631	10,631	250,000
43	8	2,010	14,070	10,616	10,616	250,000
44	9	2,010	16,080	10,550	10,550	250,000
45	10	2,010	18,090	10,426	10,426	250,000

46	11	2,010	20,100	10,244	10,244	250,000
47	12	2,010	22,110	10,002	10,002	250,000
48	13	2,010	24,120	9,712	9,712	250,000
49	14	2,010	26,130	9,386	9,386	250,000
50	15	2,010	28,140	9,011	9,011	250,000

51	16	2,010	30,150	8,621	8,621	250,000
52	17	2,010	32,160	8,150	8,150	250,000
53	18	2,010	34,170	7,577	7,577	250,000
54	19	2,010	36,180	6,886	6,886	250,000
55	20	2,010	38,190	6,050	6,050	250,000

56	21	2,010	40,200	5,052	5,052	250,000
57	22	2,010	42,210	3,879	3,879	250,000
58	23	2,010	44,220	2,542	2,542	250,000
59	24	2,010	46,230	1,044	1,044	250,000

This ledger assumes all net premiums are allocated to the Separate Account regardless of whether net premiums arc allocated to the Fixed Account.

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 13 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

(a) The hypothetical gross rates of return are reduced by the weighted average of the annual management fees and expenses of all the subaccounts selected. The current mortality and expense risk charge is 0.75% in Policy years 1-15. We may reduce this charge to 0.00% in Policy years 16+ but we do not guarantee that we will do so. The guaranteed mortality and expense risk charge is 0.75% in Policy years 1-15 and 0.30% in Policy years 16+. An approximation of these charges is reflected in both the current and guaranteed charges ledgers.

The selected subaccount annual management fees and expenses used to determine the weighted average as of December 31, 2010 are:

Subaccount	Subaccount Allocation Percentage	Total Subaccount Management Fees and Expenses
Transamerica AEGON Active Asset Allocation - Conservative VP	0.00%	0.73%
Transamerica AEGON Active Asset Allocation - Moderate Growth VP	0.00%	0.74%
Transamerica AEGON Active Asset Allocation - Moderate VP	0.00%	0.74%
Transamerica AEGON High Yield Bond VP	0.65%	0.73%
Transamerica AEGON Money Market VP	1.98%	0.40%
Transamerica AEGON U.S. Government Securities VP	0.43%	0.61%
Transamerica AllianceBernstein Dynamic Allocation VP	0.12%	1.05%
Transamerica Asset Allocation - Conservative VP	1.57%	0.85%
Transamerica Asset Allocation - Growth VP	9.38%	1.04%
Transamerica Asset Allocation - Moderate Growth VP	10.59%	0.95%
Transamerica Asset Allocation - Moderate VP	3.23%	0.90%
Transamerica BlackRock Global Allocation VP	0.00%	0.83%
Transamerica BlackRock Large Cap Value VP	2.07%	0.79%
Transamerica BlackRock Tactical Allocation VP	0.00%	0.93%
Transamerica Clarion Global Real Estate Securities VP	1.59%	0.90%
Transamerica Efficient Markets VP	0.01%	0.75%
Transamerica Foxhall Emerging Markets/Pacific RIM VP	0.57%	1.39%
Transamerica Foxhall Global Commodities & Hard Assets VP	0.34%	1.48%
Transamerica Foxhall Global Conservative VP	0.07%	1.21%
Transamerica Foxhall Global Growth VP	0.61%	1.37%
Transamerica Hanlon Balanced VP	0.38%	1.33%
Transamerica Hanlon Growth and Income VP	0.34%	1.34%
Transamerica Hanlon Growth VP	0.50%	1.34%
Transamerica Hanlon Managed Income VP	1.00%	1.24%
Transamerica Index 50 VP	0.01%	0.50%
Transamerica Index 75 VP	0.04%	0.46%
Transamerica International Moderate Growth VP	0.38%	1.05%
Transamerica Jennison Growth VP	0.37%	0.79%
Transamerica JPMorgan Core Bond VP	1.97%	0.57%
Transamerica JPMorgan Enhanced Index VP	0.07%	0.84%
Transamerica JPMorgan Tactical Allocation VP	2.10%	0.91%
Transamerica MFS International Equity VP	1.56%	1.05%
Transamerica Morgan Stanley Capital Growth VP	1.14%	0.90%
Transamerica Morgan Stanley Growth Opportunities VP	2.17%	0.87%
Transamerica Morgan Stanley Mid-Cap Growth VP	11.14%	0.90%
Transamerica Multi-Managed Balanced VP	4.10%	0.83%
Transamerica Multi Managed Large Cap Core VP	0.09%	0.84%
Transamerica PIMCO Total Return VP	1.08%	0.69%
Transamerica Systematic Small/Mid Cap Value VP	1.29%	0.86%
Transamerica T. Rowe Price Small Cap VP	0.98%	0.84%
Transamerica Third Avenue Value VP	2.65%	0.90%
Transamerica WMC Diversified Equity VP	7.66%	0.83%
Transamerica WMC Diversified Growth VP	21.52%	0.78%

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 14 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

ProFund VP Asia 30	0.22%	1.68%
ProFund VP Basic Materials	0.29%	1.68%
ProFund VP Bull	0.31%	1.68%
ProFund VP Consumer Services	0.03%	1.68%
ProFund VP Emerging Markets	0.67%	1.68%
ProFund VP Europe 30	0.01%	1.68%
ProFund VP Falling U.S. Dollar	0.02%	1.68%
ProFund VP Financials	0.07%	1.68%
ProFund VP International	0.27%	1.68%
ProFund VP Japan	0.01%	1.68%
ProFund VP Mid-Cap	0.10%	1.68%
ProFund VP Money Market	0.46%	1.35%
ProFund VP NASDAQ-100	0.13%	1.68%
ProFund VP Oil & Gas	0.19%	1.68%
ProFund VP Pharmaceuticals	0.02%	1.68%
ProFund VP Precious Metals	0.39%	1.68%
ProFund VP Short Emerging Markets	0.01%	1.68%
ProFund VP Short International	0.02%	1.68%
ProFund VP Short NASDAQ-100	0.02%	1.68%
ProFund VP Short Small-Cap	0.05%	1.68%
ProFund VP Small-Cap	0.04%	1.68%
ProFund VP Small-Cap Value	0.02%	1.68%
ProFund VP Telecommunications	0.01%	1.68%
ProFund VP U.S. Government Plus	0.12%	1.38%
ProFund VP UltraSmall-Cap	0.26%	1.68%
ProFund VP Utilities	0.05%	1.68%
Fidelity VIP Index 500 Portfolio	0.33%	0.35%
Access VP High Yield Fund	0.07%	1.68%
AllianceBernstein Balanced Wealth Strategy Portfolio	0.02%	0.93%
Franklin Templeton VIP Founding Funds Allocation Fund	0.02%	1.12%

(b) The Additional Planned Premium column does not include premiums paid up to the illustration date. The Additional Planned Premiums shown include any scheduled premiums obtained through information you provided for the illustration. All illustrated values and benefits are shown as of the end of each Policy Year. Values and premiums are rounded to the nearest dollar.

This Illustration assumes all net premiums (premiums, less any premium expense charges) are allocated among the Fixed Account and/or the variable subaccounts of the Separate Account. Cash values are illustrated after Monthly Deductions, as noted below. The Net Surrender Value illustrated is the Cash Value less loans. There are no surrender charges associated with this product.

The current charges illustration reflects current charges, and the guaranteed charges illustration reflects guaranteed charges. These charges are:

—	A mortality and expense risk charge assessed against each subaccount:
¡	Current:
¡	0.75% in Policy years 1-15
¡	0.00% thereafter
¡	Guaranteed:
¡	0.75% in Policy years 1-15
¡	0.30% thereafter

—	The current and guaranteed premium expense charge (on all premium payments):
¡	0.00% in Policy year 1

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 15 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

¡	3.00% thereafter

—	Monthly Deductions for:
¡	The cost of insurance
¡	The monthly Policy charge:
¡	Current:
☐	$10.00 per month through age 99
☐	$0.00 per month thereafter
¡	Guaranteed:
☐	$12.00 per month through age 99
☐	$0.00 per month thereafter
¡	The monthly per unit charge (a charge per $1,000 of specified amount for the first 8 Policy years and the first 8 years after any specified amount increase; guaranteed to stop at age 100)
¡	Any riders illustrated.

The current interest rate for net premiums applied to the Fixed Account after 9/1/10 is 3.50% and is subject to change. The previous rate of 4.10% applies to existing cash value in the Fixed Account until the next anniversary of each premium. The guaranteed minimum interest rate is 2.00%.

Based on actual premium payments, the Minimum No Lapse Guarantee is no longer in effect. Without the payment of additional premiums, the policy may lapse in the years shown based primarily on activities illustrated and the following assumptions:

—	At a 0.00% Gross (-0.90% Net) Rate of Return and Guaranteed Charges, the policy may lapse in Policy year 26.

—	At a 10.00% Gross (9.10% Net) Rate of Return and Guaranteed Charges, the policy may lapse in Policy year 48.

(c) Rider(s) Illustrated: None

At a 0.00% Gross (-0.90% Net) Rate of Return and Guaranteed Charges, the policy may lapse in Policy year 26.

Actual rates of return may be more or less than those shown, and will depend upon a number of factors, including the actual premiums paid by the Policy Owner and the actual investment returns of the subaccounts selected. This illustration uses hypothetical rates of return over all years for the Separate Account. No representations are made by Western Reserve Life or the Funds, that the hypothetical rates of return can be achieved during any one year or sustained over any period of time.

Information regarding a Modified Endowment Contract:

Amounts withdrawn or borrowed from a Modified Endowment Contract (“MEC”), or the pledge of a MEC, prior to the death of the Insured will be taxable to the extent of any gain in the contract. In addition, if the owner is not yet 59 1⁄2 or if the owner is not an individual (such as a trust, for example), the taxable amounts may be subject to a 10% penalty tax. Under the Federal Income Tax Law, a life insurance contract becomes a MEC when actual premiums paid exceed a specified 7-Pay premium limit applicable initially for the first seven policy years and may also become a MEC when there are certain changes to policy benefits. New 7-Pay premium limits for succeeding seven-year periods may be established for the policy as a result of certain changes in policy terms or benefits. All MECs issued by Western Reserve Life and its affiliates to the same owner during any calendar year will be treated as one MEC. If there is an IRC Section 1035 Exchange of a life insurance contract that is not a MEC for another life insurance contract, a certain portion of the cash value exchanged will apply annually towards the annual 7-Pay premium limit of the new policy in determining whether the new contract is a MEC. If the original policy was a MEC, the new policy received in exchange will also be a MEC. You should consult with and rely on your qualified tax advisor as to the implications of any withdrawal, loan, surrender, pledge, exchange or collateral assignment of a life insurance policy.

Based on the premium payments and activities illustrated, this policy will not become a Modified Endowment Contract (“MEC”).

LD18234-2-05/11-IF		Issue State: FL
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Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Supplemental Footnotes and Additional Information

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

Target: Used for administrative purposes.

Guideline Premium test: Under the Federal Income Tax Law, the Guideline Level Premium (GL Annual) is the maximum level annual Premium that can be paid into the policy on an annual basis and still have it qualify as a life insurance contract. The Guideline Single Premium (GL Single) is the maximum single Premium that can be paid into the policy at issue and still have it qualify as a life insurance contract. Premiums paid into the policy at any date can never exceed the greater of the Guideline Single Premium or the sum of the Guideline Level Premiums to such date. Guideline premium limits for the policy may change as a result of changes in policy terms or benefits.

To ensure compliance with federal income tax law. Western Reserve Life will monitor the level of death benefit and premiums, and reserves the right to adjust the death benefit and limit or refund any amount of premium, to preserve the qualification of the policy as a life insurance contract for federal income tax purposes.

Western Reserve Life and its agents cannot give tax, legal or accounting advice. Please consult your attorney, accountant or personal tax advisor. For information about the taxation of life insurance policies, please refer to the prospectus.

LD18234-2-05/11-IF		Issue State: FL
May 2, 2011 4:14:26 PM	Page 17 of 18	Version: 07.00.35.1090.4054 TCFMDIFS

Appendix A:

Western Reserve Life Assurance Co. of Ohio

WRL Xcelerator ExecSM Variable Universal Life

Insurance In Force Illustration

Policy Summary

Primary Insured: Insured Name	Annual Premium: $2,010.00
Male Select Non-Smoker	Specified Amount: $250,000
Fixed Account Allocation: 50%	Death Benefit Option: Level
Subaccount Allocation: 50%	Riders (c): None

Coverage	Amount	Issue Date	Mature Date	Issue Age	Curr Age	Gender	Risk Class	Table Rating	Flat Extra	Flat Extra Expire Date
Base	$250,000.00	05/02/2011	05/02/2096	35	36	Male	Select Non-Smoker	None	$0.00	05/02/2011

Rider(s) Illustrated: None

		This column shows current policy data as of the date of the illustration.	This column shows policy data assuming potential changes and as illustrated in the preceding ledgers.
DEFRA/TAMRA/MAP Guidelines	Guideline Annual Premium	$10,000.00	$10,000.00
	Guideline Single Premium	$100,000.00	$100,000.00
	Additional DEFRA Allowable	$100,000.00	$100,000.00
	7-Pay Premium	$15,000.00	$15,000.00
	Additional TAMRA Allowable	$30,000.00	$30,000.00
	Target Premium	$2,000.00	$2,000.00
	Minimum Annual Premium (MAP)	S2,000.00	$2,000.00
	MAP Accumulation	$4,000.00	$4,000.00

Policy Values and Benefits	Death Benefit without Riders	$250,000.00	$250,000.00
	Net Amount at Risk	$240,000.00	$240,000.00
	Cash Value	$10,000.00	$10,000.00
	Surrender Charge	$0.00	$0.00
	Cash Surrender Value	$10,000.00	$10,000.00
	Cost Basis	$0.00	$0.00
	Gain/Loss	$10,000.00	$10,000.00
	Loan Payoff	$0.00	$0.00
	Total Withdrawals	$0.00	$0.00
	Dump-In Premium	N/A	$0.00
	Gross Transfer	$0.00	$0.00
	Net Transfer	$0.00	$0.00

LD18234-2-05/11-IF		Issue State: FL
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PART C - OTHER INFORMATION

Item 26.		Exhibits
(a)		Board of Directors Resolution
	(i)	Resolution of the Board of Directors of Western Reserve establishing the separate account (1)
	(ii)	Resolution of TPLIC Board authorizing Plan of Merger and attached Plan of Merger (22)
	(iii)	Resolution of WRL Board of Directors authorizing Plan of Merger and attached Plan of Merger (22)
	(iv)	Resolution Authorizing Re-domestication of Separate Account (22)
(b)		Not Applicable
(c)		Underwriting Contracts
	(i)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital Inc. and Monumental Life dated March 1, 2013 (20)
	(ii)	Amendment No. 1 to the Amended and Restated Principal Underwriting Agreement between Transamerica Capital Inc. and Transamerica Premier Life Insurance Company (formerly, Monumental Life) dated July 31, 2014 (22)
(d)		Contracts
	(i)	(a)Specimen Flexible Premium Variable Life Insurance Policy (VL07) (5)
(b) Revised GPT Schedule Pages (VL07) (11)
(c) Revised CVAT Schedule Pages (VL07) (11)
	(ii)	Inflation Fighter Rider (5)
	(iii)	Primary Insured Rider Plus (5)
	(iv)	Disability Waiver of Premium Rider (5)
	(v)	Disability Waiver of Monthly Deductions Rider (5)
	(vi)	Other Insured Rider (5)
	(vii)	Accidental Death Benefit Rider (5)
	(viii)	Living Benefit Rider (an Accelerated Death Benefit) (5)
	(ix)	Children’s Insurance Rider (4)
(e)		Applications
Application for Flexible Premium Variable Life Insurance Policy (3)
(f)		Depositor’s Certificate of Incorporation and By-Laws
	(i)	Restated Articles of Incorporation and Articles of Re-domestication of TPLIC (formerly, Monumental Life Insurance Company) (18)
	(ii)	Amended By-Laws of TPLIC (formerly, Monumental Life Insurance Company) (20)
(g)		Reinsurance Contracts
	(i)	Reinsurance Treaty dated September 30, 2000 and Amendments Thereto (2)
	(ii)	Reinsurance Treaty dated July 1, 2001 and Amendments Thereto (2)
	(iii)	Reinsurance Treaty dated September 1, 2003 (7)
(h)		Participation Agreements
	(i)	Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (16)
	(ii)	Amendment No. 1 to Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (16)
	(iii)	Revision to Schedule A dated September 3, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (16)
	(iv)	Revision to Schedule A dated September 18, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (16)
	(v)	Revision to Schedule A dated October 31, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (16)

	(vi)	Amended and Restated Participation Agreement Among Variable Insurance Products’ Funds, Fidelity Distributors Corporation and Western Reserve dated February 28, 2014 (22)
	(vii)	Amendment No. 1 to Amended and Restated Participation Agreement Among Variable Insurance Products’ Funds, Fidelity Distributors Corporation and Western Reserve dated October 1, 2014(22)
	(viii)	Summary Prospectus Agreement between WRL and Fidelity Distributors Corporation dated May 1, 2011 (14)
	(ix)	Participation Agreement Among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated June 6, 2006 (8)
	(x)	Amendment No. 1 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advsiors LLC dated June 1, 2007 (9)
	(xi)	Amendment No. 2 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated August 30, 2008 (9)
	(xii)	Amendment No. 3 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated February 28, 2008 (10)
	(xiii)	Amendment No. 5 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated May 1, 2012 (14)
	(xiv)	Amendment No. 6 to Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFund Advisors LLC dated May 1, 2013(16)
	(xv)	Confidentiality Amendment to ProFunds Participation Agreement among Western Reserve, ProFunds, Access One Trust and ProFunds Advisors LLC dated February 22, 2012 (14)
	(xvi)	Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated August 2, 2000 (19)
	(xvii)	Amendment to Participation Agreement Among AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated May 9, 2008 (19)
	(xviii)	Amendment No. 2 to Participation Agreement Among AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated April 25, 2013(20)
	(xix)	Amendment No. 3 to Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated April 30, 2014(21)
	(xx)	Amendment No. 4 to Participation Agreement between AllianceBernstein Variable Products Series Fund, Inc. and TPLIC dated October 1, 2014(22)
(xxi)	Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated
November 10, 2008 (12)
	(xxii)	Amendment No. 1 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated May 1, 2009 (12)
	(xxiii)	Amendment No. 2 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated October 1, 2010 (15)
	(xxiv)	Amendment No. 3 to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated October 31, 2011 (14)
	(xxv)	Amendment to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated January 15, 2013 (16)
	(xxvi)	Addendum to Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Western Reserve Life Assurance Co. of Ohio and Transamerica Capital, Inc. dated May 1, 2011 (13)
(i)		Not Applicable
(j)		Not Applicable
(k)		Legal Opinion
	(i)	Legal Opinion and Consent of Arthur D. Woods, Esq. (23)
(l)		Actuarial Opinion
Not Applicable
(m)		Sample Hypothetical Illustration (6)
(n)		Other Opinions:

	(i)	Written Consent of Ernst & Young LLP (23)
(o)		Not Applicable
(p)		Not Applicable
(q)		Redeemability Exemption
Memorandum describing issuance, transfer and redemption procedures, as amended (17)
(r)		Powers of Attorney for: (22)
	(i)	Mark W. Mullin
	(ii)	Arthur C. Schneider
	(iii)	Brenda K. Clancy
	(iv)	Jason Orlandi
	(v)	Robert J. Kontz
	(vi)	C. Michiel van Katwijk
	(vii)	Eric J. Martin
	(viii)	Scott W. Ham

(1)	This exhibit was previously filed on Post-Effective Amendment No. 16 to Form S-6 Registration Statement dated April 21, 1998 (File No. 33-31140) and is incorporated herein by reference.
(2)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated January 31, 2003 (File No. 333-100993) and is incorporated herein by reference.
(3)	This exhibit was previously filed on the Initial Registration Statement to Form S-6 dated April 5, 2001 (File No. 333-58322) and is incorporated herein by reference.
(4)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form S-6 Registration Statement dated April 21, 1999 (File No. 333-62397) and is incorporated herein by reference.
(5)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated August 6, 2003 (File No. 333-107705) and is incorporated herein by reference.
(6)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated October 9, 2003 (File No. 333-107705) and is incorporated herein by reference.
(7)	This exhibit was previously filed on Post-Effective Amendment No. 1 to Form N-6 Registration Statement dated February 26, 2004 (File No. 333-107705) and is incorporated herein by reference.
(8)	This exhibit was previously filed on the Initial Registrations Statement to Form N-6 Registration Statement dated June 14, 2006 (File No. 333-135005) and is incorporated herein by reference.
(9)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated October 16, 2007 (File 333-144117) and is incorporated herein by reference.
(10)	This exhibit was previously filed on Post-Effective Amendment No. 6 to Form N-6 Registration Statement dated April 14, 2008 (File No. 333-110315) and is incorporated herein by reference.
(11)	This exhibit was previously filed on Post-Effective Amendment No. 9 to Form N-6 Registration Statement dated July 1, 2008 (File No. 333-107705) and is incorporated herein by reference.
(12)	This exhibit was previously filed on Post-Effective Amendment No. 6 to Form N-6 Registration Statement dated April 27, 2009 (File No. 333-135005) and is incorporated herein by reference.
(13)	This exhibit was previously filed on Post-Effective Amendment No. 13 to Form N-6 Registration Statement dated April 18, 2011 (File No. 333-110315) and is incorporated herein by reference.
(14)	This exhibit was previously filed on Post-Effective Amendment No. 16 to Form N-6 Registration Statement dated April 18, 2012 (File No. 333-107705) and is incorporated herein by reference.
(15)	This exhibit was previously filed on Post-Effective Amendment No. 15 to Form N-6 Registration Statement dated April 22, 2013 (File No. 333-110315) and is incorporated herein by reference.
(16)	This exhibit was previously filed on Post-Effective Amendment No. 16 to Form N-6 Registration Statement dated April 29, 2014 (File No. 333-110315) and is incorporated herein by reference.
(17)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated October 21, 208 (File No. 333-152446) and is incorporated herein by reference.
(18)	Incorporated herein by reference to initial filing to Form N-4 Registration Statement (File 333-138040) filed on October 17, 2006.
(19)	This exhibit was previously filed on Post-Effective amendment No. 5 to Form N-4 Registration Statement dated April 29, 2009 (File No. 333-146323) and is incorporated herein by reference.
(20)	This exhibit was previously filed on Post-Effective amendment No. 9 to Form N-4 Registration Statement dated April 25, 2013 (File No. 333-146323) and is incorporated herein by reference.

(21)	This exhibit was previously filed on Post-Effective amendment No. 10 to Form N-4 Registration Statement dated April 30, 2014 (File No. 333-146323) and is incorporated herein by reference.
(22)	This exhibit was previously filed on the Initial Registration Statement dated October 1, 2014 (File No. 333-199047) and is incorporated herein by reference.
(23)	Filed herewith.

Item 27. Directors and Officers of the Depositor

Name	Principal Business Address	Position and Offices with Depositor
Mark W. Mullin	(2)	Director
Brenda K. Clancy	(1)	Director, Chairman of the Board, Chief Executive Officer and President
Arthur C. Schneider	(1)	Director, Senior Vice President and Chief Tax Officer
Robert J. Kontz	(1)	Director and Vice President
Eric J. Martin	(1)	Senior Vice President and Corporate Controller
C. Michiel van Katwijk	(1)	Director, Chief Financial Officer, Senior Vice President and Treasurer
Scott W. Ham	(1)	Director and Division President - Life & Protection
Jason Orlandi	(1)	Director, Secretary, Senior Vice President and General Counsel

(1)	4333 Edgewood Road, N.E., Cedar Rapids. Iowa 52499-0001
(2)	Two East Chase St., Baltimore, MD 21202

Item 28. Persons Controlled or Under Common Control with the Depositor or Registrant
Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

44764 Yukon Inc.	Canada	100% Creditor Resources, Inc.	Holding company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (91.2389%); Monumental Life Insurance Company (8.7611%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Garnet LIHTC Fund XXXV, LLC - sole Member	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Asia Investment Holding Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, Inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

CRI Canada Ltd.	Canada	44764 Yukon Inc. owns all preferred shares of stock; various non-AEGON entities/investors own common shares of stock	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A. (73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A. (73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Sole Member - Garnet Community Investments XXXVIII, LLC	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Sole Member - Garnet Community Investments XXXIX, LLC	Investments

Garnet LIHTC Fund XL, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Garnet LIHTC Fund XLI, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Garnet LIHTC Fund XLII, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Harbor View Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	Affordable housing

InterSecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	100% Stonebridge Life Insurance Company	Investments

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund I, LLC	Delaware	Sole Member - Monumental Life Insurance Company	Real estate investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

TAHP Fund II, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	100% AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

THH Acquisitions, LLC	Iowa	Sole Member - Investors Warranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions Corporation	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Investment advisor

Transamerica Retirement Insurance Agency, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Conduct business as an insurance agency.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement plan services.

Transamerica Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	100% AUSA Holding Company	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding Company	Investments

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 29.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VL E, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company).

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President

Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Jeffrey T. McGlaun	(3)	Assistant Treasurer
Carrie N. Powicki	(2)	Secretary
C. Michael van Katwijk	(3)	Treasurer

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions*	Compensation on Events Occasioning the Deduction of A Deferred Sales Load	Brokerage Commissions	Other Compensation
Transamerica Capital, Inc.		$0	$12,715,049.51	0

* TCI passes through any commissions paid to it to the selling firms and does not retain any portion of such payments. Fiscal Year 2013.

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Transamerica Premier Life Insurance Company at 570 Carillon Parkway, St. Petersburg, Florida 33716, 4800 140th Avenue North, Clearwater, Florida 33762, 12855 Starkey Road, Largo, Florida 33773 or 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499-0001.

Item 32.	Management Services

Not Applicable

Item 33.	Fee Representation

Transamerica Premier Life Insurance Company (“Transamerica Premier”) hereby represents that the fees and charges deducted under the WRL Xcelerator and WRL Xcelerator Focus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Premier.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, WRL Series Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg and in the State of Florida, on this 1st day of October 2014.

WRL SERIES LIFE ACCOUNT (Registrant)

Transamerica Premier Life Insurance Company (Depositor)

By: Brenda K. Clancy*
Chairman of the Board, Chief Executive Officer & President of Transamerica Premier Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 1, 2014:

Mark W. Mullin* Mark W. Mullin	Director

Arthur C. Schneider* Arthur C. Schneider	Director, Senior Vice President and Chief Tax Officer

Brenda K. Clancy* Brenda K. Clancy	Director, Chairman of the Board, Chief Executive Officer and President

Jason Orlandi* Jason Orlandi	Director, Senior Vice President, Secretary and General Counsel

Robert J. Kontz* Robert J. Kontz	Director and Vice President

C. Michiel van Katwijk* C. Michiel van Katwijk	Director, Chief Financial Officer, Senior Vice President and Treasurer

Eric J. Martin* Eric J. Martin	Senior Vice President and Corporate Controller

Scott W. Ham* Scott W. Ham	Director and Division Chief Risk Officer- Life & Protection

s/ Arthur D. Woods *By: Arthur D. Woods	Vice President and Senior Counsel

*By: Arthur D. Woods – Attorney-in-Fact pursuant to Powers of Attorney filed herewith

Exhibit Index

Exhibit No.	Description of Exhibit

26(k)(i)	Legal Opinion & Consent of Arthur D. Woods, Esq.
26(n)(i)	Written Consent of Ernst & Young LLP